UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 05 2010
WASH. D.C.
193
SECTION

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number: 1-14066

SOUTHERN COPPER CORPORATION
(Exact name of registrant as specified in its charter)

Delaware	**13-3849074**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
11811 North Tatum Blvd. Suite 2500, Phoenix, AZ	**85028**
(Address of principal executive offices)	(Zip code)

Registrant's telephone number, including area code: **(602) 494-5328**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, par value $0.01 per share	New York Stock Exchange Lima Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to This Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

As of January 31, 2010, there were of record 850,000,000 shares of Common Stock, par value $0.01 per share, outstanding.

The aggregate market value of the shares of Common Stock (based upon the closing price at June 30, 2009 as reported on the New York Stock Exchange - Composite Transactions) of Southern Copper Corporation held by non affiliates was approximately $3,475 million.

PORTIONS OF THE FOLLOWING DOCUMENTS ARE INCORPORATED BY REFERENCE:

Part III:	Proxy statement for 2010 Annual Meeting of Stockholders
Part IV:	Exhibit Index is on Page 183 through 184

Table of Contents

Southern Copper Corporation ("SCC")

INDEX TO FORM 10-K





SEC MAIL PROCESSING
RECEIVED
APR 05 2010
WASHINGTON, DC
193
SECTION

March 30, 2010

Dear Common Stockholder:

You are cordially invited to attend the annual meeting of stockholders, which will be held at Edificio Parque Reforma, Campos Eliseos No. 400, 12th Floor, Col. Lomas de Chapultepec, Mexico City, C.P. 11000, Mexico, on Thursday, April 29, 2010, at 9:00 A.M., Mexico City time. We hope you can be with us.

At the meeting, you will be asked to elect fourteen directors and to ratify the selection of Galaz, Yamazaki, Ruiz Urquiza S.C., a member firm of Deloitte Touche Tohmatsu, as our independent accountants.

The meeting also provides you with an opportunity to review our activities and our plans and prospects.

It is important that your shares be represented at the meeting whether or not you are able to attend in person. Therefore, you are asked to vote, sign, date, and mail the enclosed proxy card. Please do so today. In Peru, you may deliver your signed proxy card to our offices in Lima, Ilo, Toquepala, and Cuajone. In Mexico, you may deliver your signed proxy card to our offices in Mexico City.

Sincerely,

Germán Larrea Mota-Velasco
Chairman of the Board

Oscar González Rocha
President and Chief Executive Officer

11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028
TEL: (602) 494-5328

Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Peru
TEL: (511) 512-0440, ext. 3325

Edificio Parque Reforma, Campos Eliseos No. 400, 12th Floor, Col. Lomas de Chapultepec, Mexico City, C.P. 11000, Mexico
TEL: (52-55) 1103-5320

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To Be Held on April 29, 2010

To the Common Stockholders of Southern Copper Corporation:

The annual meeting of stockholders of Southern Copper Corporation will be held at Edificio Parque Reforma, Campos Eliseos No. 400, 12th Floor, Col. Lomas de Chapultepec, Mexico City, C.P. 11000, Mexico, on Thursday, April 29, 2010, at 9:00 A.M., Mexico City time, for the following purposes:

(1) To elect our fourteen directors, who will serve until the 2011 annual meeting;
(2) To ratify the selection by the Audit Committee of the Board of Directors of Galaz, Yamazaki, Ruiz Urquiza S.C., a member firm of Deloitte Touche Tohmatsu, as our independent accountants for calendar year 2010; and
(3) To transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on March 3, 2010 (the "record date") will be entitled to vote at the annual meeting. Stockholders of record who attend the annual meeting in person may withdraw their proxies and vote in person if they wish.

Important Notice Regarding Internet Availability of Proxy Materials and Annual Report. The proxy statement, proxy card and annual report on Form 10-K are available at *www.proxymaterial.com/scco*. If you wish to attend the meeting and vote your shares in person visit *www.proxymaterial.com/scco* or call: (52-55) 1103-5320, to obtain information, including directions.

By order of the Board of Directors,

/s/ ARMANDO ORTEGA GÓMEZ

Armando Ortega Gómez,
Secretary

Phoenix, Arizona, March 30, 2010

Your Vote is Important
Please mark, sign, date, and return your enclosed proxy card

PROXY STATEMENT

This proxy statement is furnished as part of the solicitation by the Board of Directors of Southern Copper Corporation ("SCC," "us," "our," or the "Company"), 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA; Avenida Caminos del Inca No. 171, Chacarilla del Estanque, Santiago de Surco, Lima 33, Peru; and Edificio Parque Reforma, Campos Eliseos No. 400, 12th Floor, Col. Lomas de Chapultepec, Mexico City, Mexico, of the proxies of all holders of common stock (the "Common Stockholders" or "you") to vote at the annual meeting to be held on April 29, 2010, and at any adjournment thereof. This proxy statement and the enclosed form of proxy are being mailed and made available electronically commencing on or about April 2, 2010, to the Common Stockholders of record on March 3, 2010. Additional copies will be available at our offices in the United States, Lima and other locations in Peru and Mexico.

Any proxy in the enclosed form given pursuant to this solicitation and received in time for the annual meeting will be voted with respect to all shares represented by it and in accordance with the instructions, if any, given in such proxy. If we receive a signed proxy with no voting instructions given, such shares will be voted for the proposal to elect directors, and for the proposal to ratify the selection by the Audit Committee of the Board of Directors of Galaz, Yamazaki, Ruiz Urquiza S.C., a member firm of Deloitte Touche Tohmatsu, as our independent accountants for the calendar year 2010. Any proxy may be revoked at any time prior to the exercise thereof by notice from you, received in writing by our Secretary, or by written ballot voted at the meeting or by delivery of a later dated proxy card. If your shares are held in street name, you must contact your broker to revoke your proxy.

Our outstanding shares consist of Common Stock, par value $0.01 per share (the "Common Stock"). At the close of business on February 26, 2010 we had outstanding 850,000,000 shares of Common Stock. Each share of Common Stock outstanding on March 3, 2010, the record date for the annual meeting, is entitled to vote at the meeting. Each share of Common Stock is entitled to one vote.

Unless stated otherwise, references herein to "dollars" or "$" are to U.S. dollars; references to "S/.", "nuevo sol" or "nuevos soles" are to Peruvian Nuevos Soles; and references to "peso", "pesos", or "Ps." are to Mexican pesos.

VOTING SECURITIES

Our Amended and Restated Certificate of Incorporation, as amended (the "Certificate"), provides that the number of directors shall be fixed from time to time by resolution of a majority of the Board of Directors, provided that the number of directors shall not be less than six or more than fifteen. The Board of Directors at its meeting held on January 28, 2010 fixed the number of directors at thirteen. Subsequently, on March 16, 2010 the Board increased the number of directors to fourteen and nominated Mr. Luis Téllez Kuenzler to serve as the fifth independent director of the Company. The directors are elected by the Common Stockholders, with each share of Common Stock outstanding at the March 3, 2010 record date entitled to one vote at the annual meeting.

A plurality of the votes cast by you is required for the election of the fourteen directors. Abstentions and broker non-votes are counted for quorum purposes but are not counted either as votes cast "For" or "Against" any nominee. A broker "non-vote" occurs when a broker submits a proxy card with respect to shares of Common Stock held in a fiduciary capacity (typically referred to as being held in "street name") but declines to vote on a particular matter because the broker has not received voting instructions from the beneficial owner. Pursuant to recent amendments to the rules of the New York Stock Exchange ("NYSE"), effective this year, brokers will be prohibited from exercising discretionary voting on your shares held in "street name" for the election of directors. Accordingly, if your shares are held in street name and you do not submit voting instructions to your broker, your shares will not be counted in determining the outcome of the election of the fourteen director nominees at the annual meeting on April 29, 2010. We encourage you to provide voting instructions to your brokers if you hold your shares in street name so that your voice is heard in the election of directors.

The rules of the Securities and Exchange Commission ("SEC") permit us to deliver a single notice or set of annual meeting materials to one address shared by two or more of our stockholders. This delivery method is referred to as "householding" and can result in significant cost savings. To take advantage of this opportunity, we have delivered only one notice or set of annual meeting materials to multiple stockholders who share an address, unless we received contrary instructions from the impacted stockholders prior to the mailing date. We agree to deliver promptly, upon written or oral request, a separate copy of the notice or annual meeting materials, as requested, to any stockholders at the shared address to which a single copy of those documents was delivered. If you prefer to receive separate copies of the notice or annual meeting materials, contact Broadridge Financial Solutions, Inc. at 800-542-1061 or in writing at Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. If you are currently a stockholder sharing an address with another stockholder and wish to receive only one copy of future notices or annual meeting materials for your household, please contact Broadridge at the above phone number or address.

The affirmative vote of a majority of the votes cast in person or by proxy at the meeting by the holders of shares of Common Stock entitled to vote thereon is required to ratify the selection of the independent accountants described in this proxy statement. Abstentions and broker non-votes are counted for quorum purposes but are not counted either as votes cast "For" or "Against" the proposal to ratify the selection of the independent accountants described in this proxy statement.

When a Common Stockholder participates in the Dividend Reinvestment Plan applicable to our Common Stock, the Common Stockholder's proxy to vote shares of Common Stock will include the number of shares held for him by The Bank of New York Mellon, the agent under the plan. If you do not send any proxy, the shares held for your account in the Dividend Reinvestment Plan will not be voted.

Quorum

Our by-laws provide that the presence in person or by proxy of the Common Stockholders of record holding a majority of the outstanding shares of Common Stock entitled to vote at the meeting shall constitute a quorum for purposes of electing directors and voting on proposals other than the election of directors.

No Dissenters' or Appraisal Rights

Stockholders who do not consent to the ratification of the selection of independent accountants as described in this proxy statement, are not entitled to assert dissenters' or appraisal rights under Section 262 of the General Corporation Law of the State of Delaware.

ELECTION OF DIRECTORS

Fourteen nominees are proposed for election by you at the annual meeting. The nominees to be voted on by you are Emilio Carrillo Gamboa, Alfredo Casar Pérez, Alberto de la Parra Zavala, Xavier García de Quevedo Topete, Oscar González Rocha, Germán Larrea Mota-Velasco, Genaro Larrea Mota-Velasco, Daniel Muñiz Quintanilla, Armando Ortega Gómez, Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, Juan Rebolledo Gout, Carlos Ruiz Sacristán, and Luis Téllez Kuenzler. All of the nominees are currently serving as directors, with the exception of Mr. Luis Téllez Kuenzler, who has been nominated for election at the annual meeting.

Our Certificate requires the Board of Directors to include a certain number of special independent directors. A special independent director is a person who (i) satisfies the independence standards of the NYSE (or any other exchange or association on which the Common Stock is listed) and (ii) is nominated by a Special Nominating Committee of the Board of Directors.

The Special Nominating Committee, composed of Messrs. Luis Miguel Palomino Bonilla, Carlos Ruiz Sacristán (each a Special Designee), and Xavier García de Quevedo Topete (the Board Designee), has nominated Messrs. Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, and Carlos Ruiz Sacristán as special independent directors. Additionally, the Board of Directors at its meeting held on January 28, 2010 endorsed the selection of special independent directors made by the Special Nominating Committee and also selected Mr. Emilio Carrillo Gamboa as our fourth independent director. Furthermore, on March 16, 2010, the Board of Directors nominated Mr. Luis Téllez Kuenzler as our fifth independent director. For further information please see the section on "Special Independent Directors/Special Nominating Committee."

The Board considers and recruits candidates from all sources, including nominations recommended by stockholders, to fill the positions on the Board taking into account the Board's current composition and core competencies and the needs of the Board as a whole. The composition, skills and needs of the Board change over time and will be considered in establishing the profile of desirable candidates for any specific opening on the Board. Recommendations for director nominees should be sent in writing to our Secretary (see "Proposals and Nominations of Stockholders" below). The Board applies selection criteria for Board membership that, among other personal characteristics, require that Board members possess integrity and accountability, high ethical standards, financial literacy for the members serving on the Audit Committee, high performance standards and business competency, informed judgment, mature confidence, open mind, intelligence and judgment, sufficient time to devote to Company matters, and a history of achievement. Additionally, special independent directors must satisfy the independence requirements of the NYSE Listed Company Manual (or any other exchange or association on which the Common Stock is listed). The Board applies the same selection criteria for the evaluation of candidates from all sources.

To adequately fulfill the Board's complex roles, from overseeing the audit and monitoring managerial performance to responding to rapidly changing market conditions, a host of core competencies need to be represented on the Board. The Board as a whole possesses the required Board core competencies, with each member contributing knowledge, experience and skills in one or more areas, including accounting and finance, management, business judgment, industry knowledge, international markets, leadership, strategy and vision, and crisis response.

The Board also considers diversity in identifying candidates to fill positions on the Board. We believe that our current Board includes differences of viewpoint, professional experience, education, skill, and other individual qualities and attributes to augment the talents of management to operate the business of the Company and accomplish the primary goal of maximizing stockholder value while adhering to the laws of the jurisdictions wherein it operates and observing ethical standards.

Our Board conducts an annual evaluation in order to determine whether it and its committees are functioning effectively. As part of this annual self-evaluation, the Board will evaluate whether the Board's current policy on diversity continues to be optimal for SCC and its stockholders.

Proxies in the enclosed form will be voted, unless authority is withheld, for the election of the nominees named below. If any person should be unavailable for election, proxies will be voted for another individual chosen by the Board of Directors as a substitute for the unavailable nominee. If, however, any other matter properly comes before the annual meeting, we intend that the accompanying proxy will be voted thereon in accordance with the judgment of the persons voting such proxy.

NOMINEES FOR ELECTION AS DIRECTORS

The following fourteen individuals have been nominated for election to the Board of Directors.

Common Stock Director	Age	Position
Germán Larrea Mota-Velasco	56	Chairman of the Board and Director
Oscar González Rocha	71	President, Chief Executive Officer, and Director
Emilio Carrillo Gamboa	72	Director
Alfredo Casar Pérez	56	Director
Alberto de la Parra Zavala	43	Director
Xavier García de Quevedo Topete	63	President, Chief Executive Officer of Southern Copper Minera Mexico, Chief Operating Officer of SCC, and Director
Genaro Larrea Mota-Velasco	49	Director
Daniel Muñiz Quintanilla	36	Director
Armando Ortega Gómez	49	Vice President, Legal, General Counsel, Secretary, and Director
Luis Miguel Palomino Bonilla	50	Director
Gilberto Perezalonso Cifuentes	67	Director
Juan Rebolledo Gout	59	Director
Carlos Ruiz Sacristán	60	Director
Luis Téllez Kuenzler	51	Nominee

Germán Larrea Mota-Velasco, Director. Mr. Larrea has been Chairman of the Board since December 1999, Chief Executive Officer from December 1999 to October 2004, and a director of the Company since November 1999. He has been Chairman of the Board of Directors, President and Chief Executive Officer of Grupo México, S.A.B. de C.V. ("Grupo Mexico") (holding) since 1994. Mr. Larrea has been Chairman of the Board of Directors and Chief Executive Officer of Grupo Ferroviario Mexicano, S.A. de C.V. (railroad company) since 1997. Mr. Larrea was previously Executive Vice Chairman of Grupo Mexico, and has been member of the Board of Directors since 1981. He is also Chairman of the Board of Directors and Chief Executive Officer of Empresarios Industriales de México, S.A. de C.V. ("EIM") (holding), Compañía Perforadora México, S.A. de C.V. (drilling company), México Compañía Constructora, S.A. de C.V. (construction company), and Fondo Inmobiliario (real estate company), since 1992. He founded Grupo Impresa, a printing and publishing company in 1978, remaining as the Chairman and Chief Executive Officer until 1989 when the company was sold. He is also a director of Banco Nacional de México, S.A. (Citigroup), which forms part of Grupo Financiero Banamex, S.A. de C.V. since 1992,

Consejo Mexicano de Hombres de Negocios, and Grupo Televisa, S.A.B. since 1999. He and Mr. Genaro Larrea Mota-Velasco are brothers.

Mr. Larrea, our Chairman, presides over every Board meeting and has been contributing to the Company since 1999 his education, his leadership skills, industry knowledge, strategic vision, informed judgment and business experience of more than 16 years, especially in the mining sector. As Chairman and Chief Executive Officer of Grupo Mexico, of Grupo Ferroviario Mexicano, S.A. de C.V. and of EIM, a holding company engaged in a variety of business, including mining, construction, railways, real estate, and drilling, he brings to the Company a valuable mix of business experience in different industries. His serving as a director of a bank, a professional Mexican organization and a media company provides a valuable diversified business experience that enhances his leadership role in the Company.

Oscar González Rocha, Director. Mr. González Rocha has been our President since December 1999 and our President and Chief Executive Officer since October 21, 2004. He has been a director of the Company since November 1999. Previously, he was the Company's President and General Director and Chief Operating Officer from December 1999 to October 20, 2004. Mr. González Rocha has been a director of Grupo Mexico since 2002. He was General Director of Mexicana de Cobre, S.A. de C.V. from 1986 to 1999 and of Mexicana de Cananea, S.A. de C.V. from 1990 to 1999. He was an alternate director of Grupo Mexico from 1998 to April 2002. Mr. González Rocha is a civil engineer with a degree from the Autonomous National University of Mexico (UNAM).

Mr. González Rocha, our President and Chief Executive Officer, is a civil engineer by profession and a business man for over 20 years. He has been associated with our Mexican operations since 1986. His contributions to the Company include his professional skills, his leadership, an open mind and a willingness to listen to different opinions. Mr. González Rocha has proven his ability to deal with crises to lessen negative impacts to the Company. His devotion of time to the Company and his hands-on management of the operations in Mexico and Peru contribute to his effective leadership of the Company.

Emilio Carrillo Gamboa, Director. Mr. Carrillo Gamboa has been a director of the Company since May 30, 2003 and is our fourth independent director nominee. Mr. Carrillo Gamboa is a prominent lawyer in Mexico and has been the Senior Partner of the law firm Bufete Carrillo Gamboa, S.C., a law firm specializing in corporate, financial, commercial, and public utility issues, for the last five years. Mr. Carrillo Gamboa has extensive business experience and currently serves on the boards of many prestigious international and Mexican corporations, as well as charitable organizations. Since March 9, 2005, he has been Chairman of the Board of The Mexico Fund, Inc. (NYSE—mxf), a nondiversified closed-end management investment company. Mr. Carrillo Gamboa held various offices with Teléfonos de México, S.A. de C.V. ("TELMEX") from 1960 to 1987, the most recent being that of President and Chief Executive Officer from June 1975 to June 1987. He later served as Mexico's Ambassador to Canada from July 1987 to February 1989. Mr. Carrillo Gamboa currently serves on the board of Empresas ICA, S.A.B. de C.V. (NYSE-ica), an engineering, procurement and construction company. He is a member of the Valuation, Contract Review and Nominating and Corporate Governance Committees of The Mexico Fund and a member of the Audit Committees of Empresas ICA, S.A.B. de C.V. since 2002 and of The Mexico Fund, Inc. since 2002. Mr. Carrillo Gamboa has a law degree from the Autonomous National University of Mexico (UNAM). He also attended a continuous legal education program at Georgetown University Law School, and practiced at the World Bank.

Mr. Carrillo Gamboa, the Chairman of our Audit Committee and our fourth independent director nominee, contributes to the Company his knowledge, his legal skills, his financial literacy, his extensive business experience, his informed judgment and his diversified business experience gained from serving on the boards of different Mexican and international companies. As Chief Executive Officer for twelve years of TELMEX, the main telephone service provider in Mexico and one of the largest Mexican companies, Mr. Carrillo Gamboa had to supervise, evaluate and recommend to the board decisions, in all aspects of management, and execute them. Mr. Carrillo Gamboa's law practice since 1989 and his service on the boards of companies in different industries have enabled him to keep abreast of a variety of issues affecting business activities of international companies.

Alfredo Casar Pérez, Director. Mr. Casar Pérez has been a director of the Company since October 26, 2006. He has been a member of the Board of Directors of Grupo Mexico since 1997. He is also a member of the Board of Directors of Ferrocarril Mexicano, S.A. de C.V., an affiliated company of Grupo Mexico, since 1998 and its Chief Executive Officer since 1999. From 1992 to 1999, Mr. Casar Pérez served as General Director and member of the Board of Directors of Compañía Perforadora México, S.A. de C.V. and México Compañía Constructora, S.A. de C.V., two affiliated companies of Grupo Mexico. Mr. Casar Pérez served as Project Director of ISEFI, a subsidiary of Banco Internacional in 1991 and Executive Vice President of Grupo Costamex in 1985. Mr. Casar Pérez also worked for the Real Estate Firm, Agricultural Ministry, and the Mexican College. Mr. Casar Pérez holds a degree in Economics from the Autonomous Technological Institute of Mexico, ITAM, and one in Industrial Engineering from Anahuac University. He also holds a Master's degree in Economics from the University of Chicago.

Mr. Casar Pérez has been associated with Grupo Mexico or its affiliated companies in different executive positions for 18 years. He contributes to the Company his background in engineering and economics, his extensive business experience, his high performance standards, leadership and mature confidence. As Chief Executive Officer of Ferrocarril Mexicano, S.A. de C.V., Mr. Casar Pérez contributes to the Company an unique experience and thinking to address challenging issues and propose creative solutions.

Alberto de la Parra Zavala, Director. Mr. de la Parra has been a director of the Company since July 26, 2007. He has been the General Counsel of Grupo Mexico since February 2007. He was a partner of Galicia y Robles, S.C., a prominent Mexican law firm, from February 2002 to January 2007. Mr. de la Parra was a partner of Santamarina y Steta, S.C., one of the largest law firms in Mexico, from 1997 to 2002. He also worked for one year as a foreign associate with the law firm White & Case LLP in New York City. Mr. de la Parra is an accomplished Mexican attorney with broad experience in corporate and financial matters, including mergers and acquisitions. He has represented Mexican and international clients before Mexican authorities, including the Banking and Securities Exchange Commission, and the Stock Exchange. Additionally, Mr. de la Parra is the Corporate Secretary of the Board of Directors of Grupo Mexico, and of some of its subsidiaries. Mr. de la Parra was a member of the board of Grupo Aeroportuario del Sureste, S. A. B. de C. V. (airport services) from 2000 to 2007. Mr. de la Parra has a law degree from the Escuela Libre de Derecho of Mexico.

As General Counsel of Grupo Mexico Mr. de la Parra contributes to the Company his business and legal experience on a broad range of issues, including several corporate and infrastructure transactions. He also contributes his legal and business experience gained as a partner of two very reputable law firms in Mexico for 10 years representing Mexican and international clients in a variety of banking, financial and corporate matters.

Xavier García de Quevedo Topete, Director. Mr. García de Quevedo has been a director of the Company since November 1999. He has been the President of Minera Mexico since September 2001 and the President and Chief Executive Officer of Southern Copper Minera Mexico and our Chief Operating Officer since April 12, 2005. He has been the President and Chief Executive Officer of Americas Mining Corporation ("AMC") since September 7, 2007. Mr. García de Quevedo initiated his professional career in 1969 with Grupo Mexico. He was President of Grupo Ferroviario Mexicano, S.A. de C.V. and of Ferrocarril Mexicano, S.A. de C.V. from December 1997 to December 1999, and General Director of Exploration and Development of Grupo Mexico from 1994 to 1997. He has been a director of Grupo Mexico since April 2002. He was also Vice President of Grupo Condumex, S.A. de C.V. (telecommunications, electronic and automotive parts producer) for eight years. Mr. García de Quevedo is the Chairman of the Mining Chamber of Mexico. He is a Chemical Engineer with a degree from the Autonomous National University of Mexico (UNAM). He also attended a continuous business administration and finance program at the Technical Institute of Monterrey in Mexico.

Mr. García de Quevedo contributes to the Company his extensive business experience and leadership, his industry knowledge, his skills to motivate high-performing talent, and his general management skills. During his more than 32 years of experience as an executive with Grupo Mexico and subsidiaries, he was responsible for developing the integration strategy of Grupo Mexico. He was directly responsible for the development of the copper smelter, refinery, precious metal and rod plants of Grupo Mexico. Mr. García de Quevedo also headed the process for the acquisition of railroad concessions for Grupo Mexico, the formation of Grupo Ferroviario Mexicano, S.A. de C.V. and its partnership with Union Pacific. Previously, he had a distinguished career as Vice President of sales and marketing for Grupo Condumex, S.A. de C.V., where among other achievements, he was responsible for the formation of a division for the sale, marketing and distribution of products in the United States and for the formation of a Mexican and Latin American telecommunications division. Mr. García de Quevedo also contributes to the Company his diversified business experience gained from having served on the boards of different Mexican and United States companies. Additionally, as Chairman of the Mining Chamber of Mexico Mr. García de Quevedo keeps abreast of current issues and concerns affecting the mining industry.

Genaro Larrea Mota-Velasco, Director. Mr. Larrea was our Vice President, Commercial from December 1999 until April 25, 2002, and has been a director since November 1999. From April 1983 to August 2002, Mr. Larrea held several positions in the areas of finance, commercial and logistics with Grupo Mexico. He has been a director of Grupo Mexico since 1994. He is currently Chairman of the Board of Directors of Corporación Scribe, S.A.B. Mr. Larrea has a Bachelor's degree in Business Administration from Newport University and a Global Leadership Program certificate from Thunderbird University. He and Mr. Germán Larrea Mota-Velasco are brothers.

Mr. Larrea contributes to the Company his professional and business education and experience and his ability to appreciate the importance of global business trends. He has been contributing to the Company his strategic insight and direction and his knowledge of international markets.

Daniel Muñiz Quintanilla, Director. Mr. Muñiz has been a director of the Company since May 28, 2008. Mr. Muñiz has been the Chief Financial Officer of Grupo Mexico since April 2007. Prior to joining Grupo Mexico, Mr. Muñiz was a practicing corporate-finance lawyer from 1996 to 2006. During this time he worked at Cortés, Muñiz y Núñez Sarrapy; Mijares, Angoitia, Cortés y Fuentes; and Baker & McKenzie (London and Mexico City offices). He holds a Master's degree in Financial Law from Georgetown University, and a Master's degree in Business Administration from Instituto de Empresa in Madrid.

Mr. Muñiz contributes to the Company his legal, business, and financial education acquired from extensive academic studies, including a Master's degree in Financial Law from Georgetown University and a Master's degree in Business Administration from Instituto de Empresa in Madrid, and his expertise and experience. As Chief Financial Officer of Grupo Mexico he brings to the Board of the Company his specific expertise in corporate finance, especially with respect to debt and equity markets.

Armando Ortega Gómez, Director. Mr. Ortega has been our Vice President, Legal and Secretary since April 25, 2002 and a director since August 2002. He has been our General Counsel since October 23, 2003. Previously, he was our Assistant Secretary from July 25, 2001 to April 25, 2002. He was General Counsel of Grupo Mexico from May 2001 to February 2007. Previously, he headed the Unit on International Trade Practices of the Ministry of Economy of Mexico with the rank of Deputy Vice Minister from January 1998 to mid-May 2001, and was negotiator for international matters for said Ministry from 1988 to May 2001.

Mr. Ortega, our General Counsel since 2003, contributes to the Company his legal knowledge and expertise and his constructive perspective to confront the Company's contingencies and business opportunities. He also contributes to the Company his previous experience as an international trade negotiator for the Mexican government for more than 18 years.

Luis Miguel Palomino Bonilla, Director. Dr. Palomino has been a director of the Company since March 19, 2004 and is a special independent director nominee. Dr. Palomino has been Chairman of the Board of Aventura Plaza S. A. (commercial real estate developer and operator) since January 2008, Manager of the Peruvian Economic Institute (economic think tank) since April 2009, Managing Partner of RMG Consultores (a financial consulting firm) since July 2007, director of the Master in Finance Program at the University of the Pacific in Lima, Peru since July 2009, and a member of the board of various organizations. He has been a member of the Board of Directors of Access SEAF SAFI since December 2007. Dr. Palomino was previously Principal and Senior Consultant of Proconsulta International (financial consulting) from September 2003 to June 2007. Previously he was First Vice President and Chief Economist, Latin America, for Merrill Lynch, Pierce, Fenner & Smith, New York (investment banking) from 2000 to 2002. He was Chief Executive Officer, Senior Country and Equity Analyst of Merrill Lynch, Peru (investment banking) from 1995 to 2000. Dr. Palomino has held various positions with banks and financial institutions as an economist, financial advisor and analyst. He has a PhD in finance from the Wharton School of the University of Pennsylvania, Philadelphia, and graduated from the Economics Program of the Universidad del Pacifico, Lima, Peru.

Dr. Palomino is a member of the Audit Committee and a special independent director nominee. He is also our "financial expert," as the term is defined by the SEC. Dr. Palomino contributes to the Company his education in economics and finance, acquired from extensive academic studies, including a PhD in Finance from the Wharton School of the University of Pennsylvania, his expertise, his wise counsel, and his extensive business experience gained from his past and current activities and from his previous 10 years serving as a financial analyst, including of the mining sector in Peru.

Gilberto Perezalonso Cifuentes, Director. Mr. Perezalonso has been a director of the Company since June 2002 and is a special independent director nominee. He was Chief Executive Officer of Corporación Geo S.A. de C.V. (housing construction) from February 2006 to February 2007. Mr. Perezalonso was the Chief Executive Officer of Aeroméxico (Aerovías de México, S.A. de C.V.) (airline company) from 2004 until December 2005. From 1998 until April 2001, he was Executive Vice President of Administration and Finance of Grupo Televisa, S.A.B. (media company). From 1980 until February 1998, Mr. Perezalonso held various positions with Grupo Cifra, S.A. de C.V. (department stores), the most recent position being that of General Director of Administration and Finance. Now he is a member of the advisory council of Banco Nacional de México, S.A. de C.V. (banking), the board and the investment committee of Afore Banamex (banking), the board and the investment committee of Siefore Banamex No. 1 (banking), and is a member of the boards of Gigante, S.A. de C.V. (retail), Masnegocio Co. S. de R.L. de C.V. (information technology), Telefónica Móviles México, S.A. de C.V. (wireless communication), and Construction Company Marhnos (housing construction). Mr. Perezalonso was a director of Cablevision, S.A. de C.V., Grupo Televisa, S.A.B. and a member of the Audit Committee of Grupo Televisa, S.A.B. from March 1998 to September 2009. Mr. Perezalonso has a law degree from the Iberoamerican University and a Master's degree in Business Administration from the Business Administration Graduate School for Central America (INCAE). Mr. Perezalonso has also attended the Corporate Finance program at Harvard University.

Mr. Perezalonso is a member of the Audit Committee and a special independent director nominee. Mr. Perezalonso contributes to the Company his legal and financial education acquired from extensive academic studies, including a Master's Degree in Business Administration from INCAE, and his business experience acquired serving in the financial areas of several companies and as Chief Executive Officer of different companies. Mr. Perezalonso also brings to the Board his informed judgment and his diversified business experience gained from serving on the boards of different Mexican companies.

Juan Rebolledo Gout, Director. Mr. Rebolledo has been a director of the Company since May 30, 2003. Mr. Rebolledo has been International Vice President of Grupo Mexico since 2001. He was Deputy Secretary of Foreign Affairs of Mexico from 1994 to 2000 and Deputy Chief of Staff to the President of Mexico from 1993 to 1994. Previously, he was Assistant to the President of Mexico (1989-1993), director of the "National Institute for the Historical Studies of the Mexican Revolution" of the Secretariat of Government (1985-1988), Dean of Graduate Studies at the National Autonomous University of Mexico (UNAM), Political Science Department (1984-1985), and professor of said university (1981-1983). Mr. Rebolledo holds a law degree from UNAM, an MA in philosophy from Tulane University, and an LLM from Harvard Law School.

Mr. Rebolledo contributes to the Company his legal and academic background acquired from extensive studies, including an LLM from Harvard Law School, his experience in the development of economic and international agreements, combined with his experience in international politics and diplomacy, governmental affairs and administration gained from holding important official positions with the Mexican government.

Carlos Ruiz Sacristán, Director. Mr. Ruiz Sacristán has been a director of the Company since February 12, 2004 and is a special independent director nominee. Since November 2001, he has been the owner and Managing Partner of Proyectos Estrategicos Integrales, a Mexican investment banking firm specialized in agricultural, transport, tourism, and housing projects. Mr. Ruiz Sacristán has held various distinguished positions in the Mexican government, the most recent being that of Secretary of Communication and Transportation of Mexico from 1995 to 2000. While holding that position, he was also Chairman of the Board of Directors of the Mexican-owned companies in the sector, and member of the Board of Directors of development banks. Mr. Ruiz Sacristán is currently a member of the Board of Directors and of the Audit, and Environmental and Technology Committees of Sempra Energy (energy services). He was also the Chairman of Asarco LLC, an affiliate company of Grupo Mexico (integrated US copper producer), a member of the Board of Directors of Constructora y Perforadora Latina S.A. de C.V. (Mexican geothermal exploration and drilling company) and a member of the Board of Directors of Banco Ve Por Mas S.A. (Mexican bank). Mr. Ruiz Sacristán holds a Bachelor's degree in Business Administration from the Anahuac University of Mexico City, and an MBA degree from Northwestern University of Chicago.

Mr. Ruiz Sacristán is one of our special independent director nominees. Mr. Ruiz Sacristán contributes to the Company his extensive business studies, including an MBA degree from Northwestern University of Chicago, his investment banking experience and his broad business experience as a former Chief Executive Officer of PEMEX (Mexican oil company), combined with his distinguished career in the Mexican government as a former Secretary of Communications and Transport of Mexico and as a director of Mexican-owned enterprises and financial institutions. Mr. Ruiz Sacristán also brings to the Board his informed judgment and his diversified business experience gained from serving on the Board of Directors and of the Audit, and Environmental and Technology Committees of Sempra Energy, a Fortune 500 energy service company, based in San Diego, California and as the Chairman of Asarco LLC.

Luis Téllez Kuenzler, Nominee. Mr. Téllez has been Chairman of the Board of Directors and Chief Executive Officer of Bolsa Mexicana de Valores, S.A.B. de C.V. since May 5, 2009. From January 2004 to November 2006, Mr. Téllez held the position as Co-Director in The Carlyle Group in Mexico, one of the world's largest private equity firms. From 2002 to 2004, Mr. Téllez was Executive Vice-President of Desc, S.A. de C.V., one of the largest industrial companies in Mexico. From 1997 to 2000, Mr. Téllez was Secretary of Energy of Mexico. During these years as Secretary, Mr. Téllez promoted the expansion of electrical generation and transmission infrastructure in Mexico and the development of the Cantarel hydrocarbons mega field. He also established the conditions and promoted the private construction for the supply and distribution of natural gas in Mexico, which has been fundamental for Mexico's economic development. Mr. Téllez has a degree in Economics from the Instituto Tecnológico Autónomo in Mexico (ITAM) and a PhD in Economics from the Massachusetts Institute of Technology (MIT). He has worked for a long time in the Mexican government and in the Mexican private sector.

Mr. Téllez contributes to the Company his education in economics, acquired from extensive academic studies, including a PhD in Economics from the Massachusetts Institute of Technology (MIT) and his broad business experience, combined with his distinguished career in the Mexican government. As a result of these and other professional experiences, Mr. Téllez possesses particular knowledge and experience in the energy industry and strategic planning and leadership of complex organizations that strengthen the Board's collective qualifications, skills, and experience.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

Set forth below is certain information with respect to those persons who are known by us to have been, as of December 31, 2009, beneficial owners of more than five percent of our outstanding Common Stock.

	Southern Copper Corporation	
	Shares of Common Stock Beneficially Owned	Percent of Outstanding Common Stock
Americas Mining Corporation 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028 (a)	680,000,000	80.00%

(a) As reported in Amendment No. 14 to the Schedule 13D filed by Grupo Mexico and AMC on March 4, 2009 and in subsequent Forms 4 filings through December 31, 2009. AMC directly owns 680,000,000 of our Common Stock. AMC is owned by Grupo Mexico. 206,289,574 shares of the Company's Common Stock have been pledged to secure a US$1.5 billion syndicated financing led by Banco Inbursa, BBVA Bancomer, Calyon and Credit Suisse to assist Grupo Mexico with its reorganization plan for Asarco LLC and to conclude the Chapter 11 proceeding undergone by Asarco LLC.

BENEFICIAL OWNERSHIP OF MANAGEMENT

The information set forth below as to the shares of our Common Stock beneficially owned by the nominees, directors and executive officers named in the Summary Compensation Table below and by all nominees, directors and officers as a group is stated as of December 31, 2009.

	Southern Copper Corporation	
	Shares of Common Stock Beneficially Owned(a)	Percent of Outstanding Common Stock
Germán Larrea Mota-Velasco	513,200	(b)
Oscar González Rocha	125,200	(b)
Emilio Carrillo Gamboa	8,400	(b)
Alfredo Casar Pérez	0	
José N. Chirinos	480	(b)
Alberto de la Parra Zavala	1,600	(b)
Xavier García de Quevedo Topete	3,600	(b)
Genaro Guerrero Diaz Mercado	0	
Genaro Larrea Mota-Velasco	7,200	(b)
Daniel Muñiz Quintanilla	0	
Armando Ortega Gómez	0	
Luis Miguel Palomino Bonilla	1,800	(b)
Gilberto Perezalonso Cifuentes	10,800	(b)
Juan Rebolledo Gout	4,800	(b)
Carlos Ruiz Sacristán	8,400	(b)
José de los Heros Ugarte	9.57	(b)
All nominees, directors and officers as a group (19) individuals(c)	685,489.57	

(a) Information with respect to beneficial ownership is based upon information furnished by each nominee, director or officer. All nominees, directors and officers have sole voting and investment power over the shares beneficially owned by them.

(b) Less than 0.5%.

(c) Information for Mr. Luis Téllez Kuenzler with respect to his beneficial ownership of SCC Common Stock was unavailable at time of print.

In addition, the following information is provided in satisfaction of applicable rules of the SEC. Grupo Mexico, the indirect majority stockholder of the Company, is a Mexican corporation with its principal executive offices located at Edificio Parque Reforma, Campos Eliseos No. 400, 12th Floor, Col. Lomas de Chapultepec, Mexico City, Mexico. Grupo Mexico's principal business is to act as a holding company for shares of other corporations engaged in the mining, processing, purchase and sale of minerals and other products and railway services. Grupo Mexico shares are listed on the Mexican Stock Exchange (GMEXICO).

The largest shareholder of Grupo Mexico is EIM, a Mexican corporation. The principal business of EIM is to act as a holding company for shares of other corporations engaged in a variety of businesses including mining, construction, railways, real estate, and drilling. The Larrea family, including Mr. Germán Larrea, directly controls the majority of the capital stock of EIM and directly and indirectly controls a majority of the votes of the capital stock of Grupo Mexico.

Beneficial Ownership of Grupo Mexico Shares
as of December 31, 2009

Director/Officer	Shares
Oscar González Rocha	2,151,369
Alfredo Casar Pérez	3,113,478
Emilio Carrillo Gamboa	95,830
Alberto de la Parra Zavala	185,006
José de los Heros Ugarte	56,748
Xavier García de Quevedo Topete	1,679,784
Genaro Guerrero Diaz Mercado	18,472
Genaro Larrea Mota-Velasco	29,040,000
Remigio Martinez Muller	255,511
Vidal Muhech Dip	250,000
Daniel Muñiz Quintanilla	48,914
Armando Ortega Gómez	290,853
Juan Rebolledo Gout	720,000
Carlos Ruiz Sacristán	49,377
Total(a)	37,955,342

(a) Information for Mr. Luis Téllez Kuenzler with respect to his beneficial ownership of Grupo Mexico shares was unavailable at time of print.

AUDIT COMMITTEE REPORT

In 2009, the Southern Copper Corporation Audit Committee was comprised of three independent directors, Messrs. Emilio Carrillo Gamboa, Luis Miguel Palomino Bonilla, and Gilberto Perezalonso Cifuentes.

Mr. Emilio Carrillo Gamboa was elected to the Board on May 30, 2003 and to the Audit Committee in July 2003. Mr. Carrillo chairs the Audit Committee. Mr. Luis Miguel Palomino Bonilla was elected to the Board and the Audit Committee on March 19, 2004. Mr. Perezalonso has been a member of the Audit Committee since June 2002.

Our Board of Directors determined that Messrs. Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, and Emilio Carrillo Gamboa are independent of management and financially literate in accordance with the requirements of the NYSE and the SEC, as such requirements are interpreted by our Board of Directors in its business judgment. In addition, the Board of Directors determined that Mr. Luis Miguel Palomino Bonilla is the Audit Committee financial expert, as the Board of Directors interprets this requirement in its business judgment. The Board of Directors also determined that Mr. Palomino satisfies the accounting or related financial management expertise standard required by the NYSE, as the Board of Directors interprets this requirement in its business judgment. The Audit Committee met seven times in 2009, with 100% attendance by Messrs. Emilio Carrillo Gamboa and Luis Miguel Palomino Bonilla, and 71% attendance by Mr. Gilberto Perezalonso Cifuentes. Additionally, the members of the Audit Committee executed a Unanimous Written Consent dated September 1, 2009.

The Board of Directors has adopted a written charter for the Audit Committee, which is posted on our web site (*www.southerncoppercorp.com*). The charter for the Audit Committee sets forth the authority and responsibilities of the

Audit Committee. The functions of the Audit Committee include approving the engagement of independent accountants, reviewing and approving the fees, scope and timing of their other services, and reviewing the audit plan and results of the audit. The Audit Committee also reviews our policies and procedures on internal auditing, accounting and financial controls. The implementation and maintenance of internal controls are understood to be primarily the responsibility of management.

In connection with the Audit Committee's responsibilities, the Audit Committee has taken the following actions:

(1) reviewed and discussed the consolidated audited financial statements with management and the independent accountants;
(2) discussed with the independent accountants, Galaz, Yamazaki, Ruiz Urquiza S.C., a member firm of Deloitte Touche Tohmatsu ("DTT"), the matters required to be discussed by Statements on Auditing Standards No. 61, as amended or supplemented from time to time ;
(3) received the written disclosures and the letters from DTT required by applicable requirements of the Public Company Accounting Oversight Board regarding DTT's communications with us concerning independence, and has discussed with DTT its independence from us and our management;
(4) discussed with our internal and independent accountants, DTT, the overall scope and plans of their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of our internal controls and the overall quality of our financial reporting;
(5) recommended, based on the reviews and discussions referred to above, to the Board of Directors that the audited financial statements be included in our Annual Report on Form 10-K for the year ended December 31, 2009, for filing with the SEC; and
(6) selected DTT as the Company's independent accountants for year 2010. Such selection is submitted for ratification by you at this annual meeting.

The Audit Committee:
Emilio Carrillo Gamboa
Luis Miguel Palomino Bonilla
Gilberto Perezalonso Cifuentes

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following is a summary of fees we were or will be billed by DTT and PricewaterhouseCoopers S.C. ("PwC") for professional services rendered for 2009 and 2008 fiscal years, respectively.

Fee Category	2009 Fees	2008 Fees
Audit Fees	$ 1,271,000	$ 2,319,000
Audit-Related Fees	188,000	447,977
Tax Fees	18,000	177,200
All Other Fees	0	0
Total Fees	$ 1,477,000	$ 2,944,177

Audit Fees

Audit Fees consist of fees for professional services rendered by DTT and PwC for the audit of our financial statements and those of our subsidiaries in Mexico and Peru, and of our branches in Peru and Chile, which are included in our Annual Report on Form 10-K, fees for the review of the financial statements included in our quarterly reports on Form 10-Q, and fees for services that are customarily rendered in connection with statutory and regulatory filings, including services in connection with the audit of the effectiveness of our internal control over financial reporting required by the Sarbanes-Oxley Act of 2002. For fiscal years 2009 and 2008, the Company paid a total of $1,271,000 and $2,319,000, respectively, in Audit Fees.

Audit-Related Fees

Audit-Related Fees consist of fees for assurance and related services provided by DTT and PwC, not described above under "Audit Fees," in connection with the performance of the review and audit of the quarterly and annual financial statements, due diligence services and attest services not required by statute or regulation, and consultation concerning financial accounting and reporting standards, which amounted to $188,000 for the 2009 fiscal year and $447,977 for the 2008 fiscal year.

Tax Fees

In 2009, Tax Fees consist of fees for tax services, including transfer pricing services, provided by DTT in connection with certain tax issues, amounting to $18,000.

In 2008, Tax Fees consist of fees for tax services provided by PwC in connection with quarterly financial or tax requirements, and certain other tax issues, amounting to $177,200.

All Other Fees

DTT did not provide "other services" in 2009. Similarly, PwC did not provide "other services" in 2008.

Audit Committee Pre-Approval Policies and Procedures

Our management defines and communicates specific projects and categories of service for which the advance approval of the Audit Committee is requested. The Audit Committee reviews these requests and advises management if it approves the engagement of the independent accountants. On July 20, 2009, the Audit Committee decided that management could engage the services of the independent accountants for special projects in amounts up to $30,000, provided they would be pre-approved at the next scheduled Audit Committee meeting. For services between $30,000 and $60,000, the services would have to be approved by the Chairman of the Audit Committee and would have to be reported to the full Audit Committee at the next scheduled Audit Committee meeting. For services in excess of $60,000 the full approval of the entire Audit Committee would be required previous to the engagement. In 2009, all services provided by DTT were approved in advance by the Audit Committee.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

On March 20, 2009, the Audit Committee dismissed PwC as our independent accountants and approved the selection of DTT as our independent accountants for 2009. The dismissal of PwC followed the decision of the Company to seek proposals from independent accounting firms to audit the financial statements of the Company. Both firms have provided excellent services to the Company.

During the two year period ending on December 31, 2008 and through March 20, 2009 there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of PwC, would have caused PwC to make reference thereto in its report on the financial statements of the Company for such years. Also, during those time periods, there have been no "reportable events," as such term is used in Item 304(a)(1)(v) of Regulation S-K of the SEC.

PwC's report on the financial statements of the Company for the two year period ending on December 31, 2008 contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles.

During the Company's two year period ending December 31, 2008, and the subsequent interim period through March 20, 2009, the Company did not consult with DTT regarding any of the matters or events set forth in Item 304(a)(2)(i) and (ii) of Regulation S-K of the SEC.

COMPENSATION COMMITTEE REPORT

Our Company was acquired in late 1999 by Grupo Mexico, our indirect majority stockholder, which owns 80.00% of our stock as of December 31, 2009. Because we are a controlled company as defined by the NYSE we do not have a Compensation Committee comprised entirely by independent directors. The Compensation Committee is comprised of Messrs. Germán Larrea Mota-Velasco, our Chairman, Oscar González Rocha, our President and Chief Executive Officer, Xavier García de Quevedo Topete, our Chief Operating Officer, and Gilberto Perezalonso Cifuentes, one of our independent directors.

The Compensation Committee met two times in 2009 with 100% attendance by Messrs. Germán Larrea Mota-Velasco, Oscar González Rocha, and Xavier García de Quevedo Topete and 50% attendance by Mr. Gilberto Perezalonso Cifuentes. The Committee shall have the authority to delegate any of its authority to subcommittees designated by the Committee to the extent permitted by law. The Committee may delegate its administrative duties to the Chief Executive Officer or other members of senior management, as permitted by applicable law and regulations.

The Compensation Committee reviewed and discussed the Compensation Discussion and Analysis with management of the Company. Based on said review and discussion, the Compensation Committee has recommended to our Board of Directors the inclusion of the Compensation Discussion and Analysis in the 2009 Annual Report on Form 10-K and this proxy statement.

The Compensation Committee:
Germán Larrea Mota-Velasco
Oscar González Rocha
Xavier García de Quevedo Topete
Gilberto Perezalonso Cifuentes

COMPENSATION DISCUSSION AND ANALYSIS

This Compensation Discussion and Analysis relates to and should be read together with our Summary Compensation Table and the information on related party transactions in this proxy statement.

Background and Role of Executive Officers in Determining Compensation:

The compensation of our executive officers is determined by our Chairman and other key executive officers, including Mr. Oscar González Rocha. Mr. Oscar González Rocha does not participate in any decision relating to his own compensation. Similarly, Messrs. Genaro Guerrero Diaz Mercado, our Vice President, Finance and Chief Financial Officer, Xavier García de Quevedo Topete, our Chief Operating Officer, José de los Heros Ugarte, our Vice President, Commercial, and José N. Chirinos, our Comptroller, do not participate in any discussion relating to their respective compensations.

We are providing, in satisfaction of applicable rules of the SEC, information regarding compensation paid by us, or by one or more of our subsidiaries, to Messrs. Oscar González Rocha, Genaro Guerrero Diaz Mercado, Xavier García de Quevedo Topete, José N. Chirinos, and José de los Heros Ugarte. Mr. Oscar González Rocha joined us in late 1999 after having an outstanding career at Grupo Mexico and has been receiving compensation from us since March 2000. Mr. Genaro Guerrero Díaz Mercado was appointed Vice President, Finance and Chief Financial Officer on January 2, 2008. Mr. Xavier García de Quevedo Topete joined us in September 2001 after serving as President of Grupo Ferroviario Mexicano, S.A. de C.V. and of Ferrocarril Mexicano, S.A. de C.V. Mr. José N. Chirinos has held various positions in accounting, administration and finance during his 43 years at our Company. Mr. José de los Heros Ugarte was appointed our Vice President, Commercial in November 2008 after having held various commercial positions within the Company since 1983.

Mr. Germán Larrea Mota-Velasco, our Chairman, is an executive officer of Grupo Mexico and is compensated by Grupo Mexico. Mr. Larrea has only received fees and stock awards for his services as member of our Board of Directors.

Compensation Objectives:

Our objectives in compensating our executive officers are to encourage the achievement of our business objectives and superior corporate performance by our executive officers. Our business objectives include increasing production and lowering costs in a safe environment, maintaining customer satisfaction, market leadership, and enhancing shareholder value. The principal objective of our compensation practices is to reward and retain executives with key core competency critical to our long-term management strategy. We reward for results rather than on the basis of seniority, tenure or other entitlement. We believe that our executive compensation practices align compensation with our business values and strategy.

What Is Our Compensation Designed to Reward?

Our compensation is designed to reward our executive officers for their efforts and dedication to us and for their ability to attract, motivate, and energize a high-performance leadership team, encouraging innovation in our employees, conceptualizing key trends, evaluating strategic decisions, and continuously challenging our employees to sharpen their vision and excel in performing their duties. We also reward our executive officers for achieving the business plans that the

Board has approved, for unique accomplishments and achievements, and for their leadership in managing our affairs in the locations in which we operate, mainly Peru and Mexico.

Why We Choose to Compensate Our Executives:

We choose to compensate our employees, including our executive officers, to grant them basic economic security at levels consistent with competitive local practices. We believe that the compensation we provide to our employees, including our executive officers, permits us to retain our highly skilled and qualified workforce.

We are required to grant our employees certain elements of compensation mandated by Peruvian and Mexican law, as applicable. Peruvian and Mexican law requires us to pay salaries to our employees commensurate with each employee's job requirements and the experience and skills of every employee. The level of each salary is determined by us. We pay salaries and bonuses to reward and retain our excellent employees, including our executive officers. We also provide other Company sponsored benefits to remain competitive in the Peruvian and Mexican labor markets and to reward our employees, including our executive officers. The Peruvian five percent increase in monthly salary for each five years of service evolved as a benefit bargained by our labor unions and was later on extended to all salaried employees. The Peruvian vacation bonus and vacation travel benefits evolved from our practice of compensating expatriate employees who worked in Peru and was later extended to certain key salaried employees, including executive officers working in Peru.

How Do We Determine Each Element of Compensation?

The Company's management team and Compensation Committee make the decisions to grant salary increases and bonuses for the executive officers of the Company after a thorough analysis of numerous factors, including among others, the responsibilities and performance of each executive officer measured in the areas of production, safety and environmental responsiveness (both individually and as compared to other officers of the Company). In addition, management and the Compensation Committee consider years of service, future challenges and objectives, the potential contributions of each officer to the future success of our Company, total executive compensation, and the Company's overall financial performance. Peruvian and Mexican law requires us to pay salaries to our employees commensurate with each employee's job requirements, experience and skills, and to share 8% of the annual pre-income tax profits of our Peruvian Branch with our Peruvian employees and 10% of the annual pre-income tax profits of our Mexican operation with our Mexican employees.

When we increase base salaries for our executive officers, we use a tabulation which is revised every year to adjust for inflation in Mexico and Peru. The base salary increases take into account the individual's position, as well as his or her results and job performance in the relevant year. Base salary increases are not granted indiscriminately to employees. Instead, they are granted to reward individuals who facilitate the achievement of the Company's corporate goals. Our corporate goals include increasing production and lowering costs in a safe environment, maintaining customer satisfaction and market leadership, and enhancing shareholder value.

We promote our named executive officers from within our organization and we hire new executives through recruiters. We also use Hay Group and Intergama, Human Resource consulting firms, which provide us with comparative salary data for the sought position extracted from their database relating to comparable companies in Mexico and Peru.

The salaries provided by the Human Resources consultants from their database are used by us as an indication of the market salaries prevailing in Peru and Mexico. In Peru, the consultants provide us with salaries, which they report were paid or offered to potential candidates by mining companies operating in Peru. The reports of the Human Resources consultants have included in the past salary information from Peruvian companies or Peruvian subsidiaries, such as the following: Xstrata Peru, Minera Yanacocha Peru, Compañía de Minas Buenaventura S.A.A., Compañía Minera Atacocha S.A.A., Minera Andina de Exploraciones S.A.A., Minsur S.A., Perubar S.A., Shougang Hierro Peru, S.A.A., and Sociedad Minera Cerro Verde S.A.A. In Mexico, the consultants have provided us with salaries, which they reported were paid or offered to potential candidates by mining companies operating in Mexico. The reports of the Human Resources consultants have included in the past salary information from Mexican companies or Mexican subsidiaries, such as the following: Newmont Mining Corporation, Pan American Silver Corporation, Industrias Peñoles, S.A.B. de C.V., Grupo Bacis S.A. de C.V., Mexicoro S.A. de C.V., Minera BHP Billiton, S.A. de C.V., and Minera Phelps Dodge de Mexico S. de R.L. de C.V. The above listing is for illustration purposes only, as the list of companies used by Human Resources consultants may vary from year to year. Additionally, we have not made an independent verification of the salary information reported by the Human Resources consultants.

We factor this comparative salary information into our decision making process by targeting our personnel compensation policies, including the compensation of the named executive officers, generally toward the median and third quartile of market compensation.

In 2007 and 2008, the reported median base salaries for S&P 500 chief executives were $1,030,000, and $1,057,118, respectively. Although the 2009 report was not available at the time of print, we predict that the median base salary for 2009 would increase similarly to last year. Even though we are not one of the constituent companies of the S&P 500 index, we have a market capitalization that would permit us to compare ourselves with the companies that comprise the index. We have compared the 2007 and 2008 salaries of Mr. Oscar González Rocha with the reported median base salaries of S&P 500 chief executives and determined that the salaries paid are below the reported median. Similarly, we believe that the salary of Mr. Oscar González Rocha in 2009 will be below the reported median for 2009.

The amount and formula applicable to the other benefits are mandated by Peruvian and Mexican law for all salaried employees. We also sponsor programs to recruit and retain qualified employees working in Peru and Mexico.

Under Section 162(m) of the Internal Revenue Code of 1986, as amended, we may not deduct, with certain exceptions, compensation in excess of $1 million to the Chief Executive Officer and our four other highest paid executive officers as required to be reported in our proxy statement. We do not believe that Section 162(m) will have any immediate material impact on us because, among other things, our officers' salaries do not enter into the calculation of US source taxable income. We will, however, continue to monitor our executive compensation programs to ensure their effectiveness and efficiency in light of our needs, including Section 162 (m).

How Does Each Element and Our Decisions Regarding That Element Fit Into Our Overall Compensation Objectives and Affect Decisions Regarding Other Elements?

We take into account each element of compensation to determine the overall compensation of our executives. It is our practice to grant relatively small salary increases commensurate with the cost of living increases in Peru and Mexico and tailor the amount of the incentive cash payments to balance the amounts of compensation mandated by Peruvian and Mexican law, principally the amounts received as profit participations. In years in which the profit participation is high, the bonus or incentive cash payment will be reduced. In years in which the profit participation is relatively modest, if our financial conditions permit, we tend to increase the amount paid in cash incentives.

Summary:

Our compensation practices are designed to comply with the requirements of Peruvian and Mexican law and with our goals and objectives to retain our key executives and reward them appropriately for their positive results. We continue to monitor our compensation practices to remain competitive in the marketplace and to reward our executives for results that are consistent with the long-term interest of our Company and our stockholders.

Peruvian Compensation Practices:

Our Peruvian compensation practices take into account many factors, including individual performance and responsibilities, years of service, elements of compensation mandated by Peruvian law, future challenges and objectives, contributions to the future success of our Company, the executive's total compensation, and our financial performance. We may also look at the compensation levels of comparable companies.

Our executive officers receive cash-based compensation, which is currently paid. The cash-based compensation has two principal components: base salary and bonus, which are discretionary, and compensation mandated by Peruvian law. We also sponsor programs to recruit and retain qualified employees working in Peru. Additionally, Grupo Mexico offers certain key employees, including our executive officers, a stock purchase plan (the "Employee Stock Purchase Plan") under which Grupo Mexico grants the participants a bonus of one share for every ten shares purchased at the end of eight years. See the description of the Employee Stock Purchase Plan under "Stock Purchase Plans of Grupo Mexico" below.

The payment of bonuses is discretionary and we do not necessarily pay bonuses every year. The payment of bonuses and the amount of same depend, among other things, on our financial performance, our intensive capital investment plan, our future cash flow generation from operations, and our liquidity in general.

We do not provide compensation tied to specific pre-determined individual or Company performance criteria or long-term incentive compensation. Since 2000 we have not used the Southern Copper Corporation Incentive Compensation Plan to grant incentive cash payments to our executive officers or to our other key employees.

The cash incentive payments granted to our executives are not based on pre-established performance targets or on targets that have been previously communicated to the executives. The granting of the award and the amount of each award are discretionary and substantially uncertain until we decide to award them, generally at the beginning of each year.

All our Peruvian employee compensation is denominated in Peruvian Nuevos Soles. We convert the Peruvian Nuevos Soles into U.S. dollars using the average exchange rate for the applicable period.

Stock Options:

We have not granted stock options to any of our executive officers since 2000 in Peru. The Stock Incentive Plan, under which options and stock awards could have been granted, expired by its terms on January 1, 2006.

Stock Purchase Plans of Grupo Mexico:

Grupo Mexico offers eligible employees the Employee Stock Purchase Plan through a trust that acquires shares of Grupo Mexico for future sales to our employees, and employees of our subsidiaries and certain affiliated companies. Sales are at the approximate fair market value. Every two years employees will be able to purchase shares subscribed for purchase in the previous two years. The employees will pay for shares purchased through monthly payroll deductions over the eight year period of the plan. At the end of the eight year period, Grupo Mexico will grant the participant a bonus of one share for every ten shares purchased by the employee. If Grupo Mexico pays dividends on shares during the eight year period, the participant will be entitled to receive the dividend in cash for all shares that have been fully purchased and paid as of the date that the dividend is paid. If the participant has only partially paid for shares, the entitled dividends will be used to reduce the remaining liability owed for purchased shares. Certain key employees, including Messrs. Oscar González Rocha, José N. Chirinos, and José de los Heros Ugarte have purchased shares through this plan and in 2009 received $193,207, $22,984, and $38,307, respectively, as bonuses under this plan. Additionally, in 2007 Messrs. González Rocha and Chirinos received, respectively, $4,167 and $615 as bonuses under this plan. These amounts are reflected in the Summary Compensation Table under the Stock Bonus column.

Grupo Mexico also offers a stock purchase plan for certain members of executive management ("Executive Stock Purchase Plan"). Under this plan, participants receive incentive cash bonuses which are used to purchase up to 2,250,000 shares of Grupo Mexico over an eight year period.

Pension Plans:

The Company has two non-contributory defined benefit pension plans covering former salaried employees in the United States and certain former employees in Peru. Messrs. Oscar González Rocha, José N. Chirinos and José de los Heros Ugarte are not covered by our non-contributory retirement plans. They are covered by the Peruvian private pension system ("AFP"), a mandatory pension system. As required by Peruvian law, we retain every month a percentage of their salary and deposit the amount into their individual AFP accounts. The percentage of the monthly salary retained and deposited varies each year and has ranged from 8% to 10% over the years. Employees, including Mr. Chirinos, hired prior to 1995, received in 1995 a 13.53% salary increase to compensate them for the new deduction established by Peruvian law to participate in the mandatory pension system. Mr. Chirinos received payments of $19,143 in 2009, $19,661 in 2008, and $18,354 in 2007 pursuant to the requirements of the AFP law. Mr. José de los Heros Ugarte also received payments of $8,550 in 2009 and $8,781 in 2008, which are included in the gross salary reported for Mr. de los Heros Ugarte.

Severance Benefits:

We do not have corporate plans providing severance benefits to our executives in Peru. Our executive officers only receive severance benefits provided by Peruvian law. If the employee is terminated by us and he or she has a fixed-term employment agreement, Peruvian law requires that we pay the employee's salary for the remaining of the term of his or her employment agreement. Peruvian law also provides that if the employee has been dismissed without cause, he or she is entitled to one and one-half monthly salary for each year of service up to a maximum of eight years or twelve monthly salaries. Peruvian law also provides that at the termination of employment an employee will be able to withdraw the full amount of the compensation for the years of service, known as CTS ("Compensación por Tiempo de Servicios") in Peru, described below. Our executive officers do not have change of control employment agreements. Our Peruvian employees, including Mr. José N. Chirinos and Mr. José de los Heros Ugarte, do not have employment agreements.

Expatriate Employees:

Pursuant to Peruvian laws concerning expatriate employees, Mr. Oscar González Rocha entered into an employment agreement. The employment agreement is in effect for a term of one year and may be extended for additional periods. In accordance with the terms of the employment agreement, the Company has agreed to provide Mr. Oscar González Rocha (and any other expatriate employees) with benefits as required by Peruvian law. Under the employment agreement, Mr. Oscar González Rocha may resign at any time by providing us with 30 days' notice. The employment agreement also provides that we may dismiss Mr. Oscar González Rocha for serious offenses as established by Peruvian law. Terminated employees are also entitled to receive severance benefits as required by Peruvian law. Our non-Peruvian contract employees and their dependents receive travel benefits to return to their home country at the end of each year and return to Peru at the commencement of each year of the contract. Additionally, this benefit includes travel to their home country at the termination of the contract.

Discretionary Cash Compensation:

(a) Base Salary:

Messrs. González Rocha and Chirinos received, respectively, $489,555 and $204,097 in 2009, $494,217 and $209,616 in 2008, and $456,007 and $189,443 in 2007 as annual salary. Additionally, Mr. José de los Heros Ugarte received $153,606 in 2009 and $151,632 in 2008 as annual salary.

The base salary of Mr. Oscar González Rocha decreased approximately 1% in 2009, increased 8% in 2008 and increased 12% in 2007. The base salary of Mr. José N. Chirinos decreased approximately 3% in 2009, increased 10% in 2008 and increased 6% in 2007. The base salary of Mr. José de los Heros Ugarte increased approximately 1% in 2009. Mr. Oscar González Rocha's base salary at the commencement of his services with us is reflected in an employment agreement mandated by Peruvian law. The base salaries of our executive officers follow the guidelines of salaries of other key employees of the Company.

(b) Bonus:

Mr. Oscar González Rocha received cash incentive payments of $124,477 in 2009, $86,573 in 2008, and $143,538 in 2007 in recognition of his performance and to reward him for his leadership, vision and focus. Additionally, Mr. José N. Chirinos received cash incentive payments of $31,896 in 2009, $49,912 in 2008, and $41,377 in 2007, and Mr. José de los Heros Ugarte received $47,759in 2009 and $37,535 in 2008 also in recognition of their performance. Also, see "Stock Purchase Plans of Grupo Mexico" above.

Peruvian Mandated Cash Compensation:

(a) Profit Sharing in the Profits of Our Peruvian Branch:

Peruvian law requires that we, as well as all other mining companies in Peru, share 8% of the annual pre-income tax profits of our Branch with all our workers (salaried and non-salaried). This benefit is payable in cash to each employee in an amount not to exceed 18 times his or her monthly salary. The excess is paid to a Peruvian pro-employment fund and to the regional governments where we operate, that is to say, the regional governments of Lima, Arequipa, Moquegua, and Tacna in Peru.

Messrs. González Rocha, Chirinos, and de los Heros Ugarte received, respectively, $244,090, $136,445, and $97,649 in 2009 as a participation in the pre-tax earnings of our Peruvian Branch. These amounts are reflected in the Summary Compensation Table under the All Other Compensation column.

(b) Peruvian Legal Holiday Bonuses:

Peruvian law also requires payment each year of one month's salary to each employee as a bonus for Peruvian Independence holidays and Christmas.

In 2009, Messrs. González Rocha, Chirinos, and de los Heros Ugarte received, respectively, $93,743, $50,326, and $35,011 as Peruvian Independence holidays and Christmas bonus. These amounts are reflected in the Summary Compensation Table under the All Other Compensation column.

(c) Termination of Employment Compensation or CTS:

Additionally, as compensation for years of service or CTS, Peruvian law requires a deposit of one twelfth of an employee's annual salary, vacation, travel, Independence holidays, Christmas, dependents and service award bonus, each year, for each employee (whether Peruvian or expatriate) working in Peru, as applicable. This amount is deposited in a local bank of the employee's choosing, in an individual account, which accrues interest paid by said bank. For all legal purposes, the chosen bank acts as trustee of the deposited amounts. The CTS funds can only be fully withdrawn when the employee terminates employment.

In 2009, we deposited for Messrs. González Rocha, Chirinos, and de los Heros Ugarte, respectively, $54,053, $29,719, and $19,496 as CTS compensation. These amounts are reflected in the Summary Compensation Table under the All Other Compensation column.

(d) Peruvian Mandated Company Housing:

Peruvian mining law requires that we provide residences at our operations in Toquepala, Cuajone, and Ilo for all our salaried and non-salaried employees, including for Mr. Oscar González Rocha.

(e) Peruvian Mandated Family Assistance:

Peruvian law requires that we provide family assistance, which consists of 10% of the legal minimum salary, to all our salaried and non-salaried employees, including Messrs. González Rocha, Chirinos, and de los Heros Ugarte. Said compensation is reflected in the Summary Compensation Table under the All Other Compensation column.

Cash Compensation under Company Sponsored Programs:

(a) Vacation Compensation:

We provide vacation bonuses for all our salaried employees and payment for vacation travel to all our key salaried employees.

In 2009, Messrs. González Rocha, Chirinos, and de los Heros Ugarte received, respectively, $42,197, $19,221, and $14,427 as vacation bonus and travel. These amounts are reflected in the Summary Compensation Table under the All Other Compensation column.

(b) Five Percent Benefit or "Quinquenio":

We also provide voluntarily to all salaried employees and to non-salaried employees under agreement with our local labor unions, a benefit consisting of five percent of the monthly salary for each period of five years of service. We call this benefit, colloquially in Peru, the "quinquenio."

In 2009, Messrs. González Rocha, Chirinos, and de los Heros Ugarte received, respectively, $24,478, $73,982, and $36,264 as quinquenio. These amounts are reflected in the Summary Compensation Table under the All Other Compensation column.

(c) Other Company Sponsored Programs:

We provide a subsidy to expatriate employees and certain executives to assist with the education of their children. In 2009, Mr. José de los Heros Ugarte received $21,075 under this program. Additionally, the All Other Compensation column in the Summary Compensation Table also reflects modest Christmas gifts given to all salaried and non-salaried employees, including Messrs. González Rocha, Chirinos, and de los Heros Ugarte.

Personal Benefits:

(a) Company Housing:

We provide a corporate residence in Lima, which Mr. Oscar González Rocha uses when he conducts business activities at our Lima headquarters. We reflect this benefit in the Summary Compensation Table under the All Other Compensation column.

(b) Travel Benefits:

In 2009, we provided travel benefits not directly related to the performance of Mr. Oscar González Rocha's functions, which are reflected in the Summary Compensation Table under the All Other Compensation column.

(c) Company Provided Car and Driver:

Messrs. Oscar González Rocha, José N. Chirinos, José de los Heros Ugarte, and other key salaried employees are provided with a Company car and a driver. We consider that the use of Company cars by Messrs. González Rocha, Chirinos, de los Heros Ugarte, and other key salaried employees is not a personal benefit but is integrally and directly related to the performance of their functions as key executives or salaried employees of one of the largest companies in Peru, is required for security reasons, and is consistent with local practice.

Tax Gross-Up:

We provide certain key employees a cash benefit as reimbursement for the payment of taxes on compensation received under the Employee Stock Purchase Plan of Grupo Mexico. In 2009, Messrs. Oscar González Rocha, José N. Chirinos, and José de los Heros Ugarte received, respectively, $97,723, $11,625, and $19,376 as a tax gross-up payment, which are reflected in the Summary Compensation Table under the All Other Compensation column.

Mexican Compensation Practices:

Our Mexican compensation practices also take into account many factors, including individual performance and responsibilities, years of service, elements of compensation mandated by Mexican law, future challenges and objectives, contributions to the future success of our Company, the executive total compensation, and our financial performance. We may also look at the compensation levels of comparable companies.

Our executive officers receive cash-based compensation, which is currently paid. The cash-based compensation has two principal components: base salary and bonus, which are discretionary, and compensation mandated by Mexican law. We also sponsor programs to recruit and retain qualified employees working in Mexico. Additionally, Grupo Mexico offers certain key employees, including our executive officers, the Employee Stock Purchase Plan. See the description of the Employee Stock Purchase Plan under "Stock Purchase Plans of Grupo Mexico" below.

The payment of bonuses is discretionary and we do not necessarily pay bonuses every year. The payment of bonuses and the amount of the same depend, among other things, on our financial performance, our intensive capital investment plan, our future cash flow generation from operations, and our liquidity in general.

We do not provide compensation tied to specific pre-determined individual or Company performance criteria or long-term incentive compensation. Since 2000 we have not used the Southern Copper Corporation Incentive Compensation Plan to grant incentive cash payments to our executive officers or to our other key employees.

The cash incentive payments granted to our executives are not based on pre-established performance targets or on targets that have been previously communicated to the executives. The granting of the award and the amount of each award are discretionary and substantially uncertain until we decide to award them, generally at the beginning of each year.

All our Mexican employee compensation is denominated in Mexican Pesos. We convert the Mexican Pesos into U.S. dollars using the average exchange rate for the applicable period.

Stock Options:

We have not granted stock options to any of our executive officers since 2000 in Mexico. The Stock Incentive Plan, under which options and stock awards could have been granted, expired by its terms on January 1, 2006.

Stock Purchase Plans of Grupo Mexico:

Grupo Mexico offers eligible employees the Employee Stock Purchase Plan through a trust that acquires shares of Grupo Mexico for future sales to our employees, and employees of our subsidiaries and certain affiliated companies. Sales are at the approximate fair market value. Every two years employees will be able to purchase shares subscribed for purchase in the previous two years. The employees will pay for shares purchased through monthly payroll deductions over the eight year period of the plan. At the end of the eight year period, Grupo Mexico will grant the participant a bonus of one share for every ten shares purchased by the employee. If Grupo Mexico pays dividends on shares during the eight year period, the participant will be entitled to receive the dividend in cash for all shares that have been fully purchased and paid as of the date that the dividend is paid. If the participant has only partially paid for shares, the entitled dividends will be used to reduce the remaining liability owed for purchased shares. Certain key employees, including Messrs. Genaro Guerrero Diaz Mercado and Xavier García de Quevedo Topete have purchased shares through this plan and in 2009 received $6,275 and $47,265, respectively, as bonuses under this plan. These amounts are reflected in the Summary Compensation Table under the Stock Bonus column.

Under the Executive Stock Purchase Plan, participants receive incentive cash bonuses which are used to purchase up to 2,250,000 shares of Grupo Mexico over an eight year period. Mr. Xavier García de Quevedo Topete received incentive cash bonuses in 2009 of $514,526, in 2008 of $60,841, and in 2007 of $38,672, which were used to purchase shares under this plan. The amounts of said bonuses are reflected in the Summary Compensation Table under the Bonus column.

Pension Plan:

Retirement benefits of our employees in Mexico are covered by the Mexican social security system mandated by Mexican law. In addition, certain of our Mexican subsidiaries participate in a defined contribution pension plan, which complements the retirement benefits granted under the Mexican social security system.

Under the Mexican pension plan, non-union employees of Minera México, S.A. de C.V., and participating subsidiaries who have completed ten continuous years of employment with the participating subsidiary, including Messrs. Genaro Guerrero Diaz Mercado and Xavier García de Quevedo Topete earn the right to receive certain benefits upon retirement at the normal retirement age of 70 or upon early retirement on or after age 60. An employee may chose to retire at age 75 only upon receiving the proper consent of the participating company.

Employees contribute 3% of their monthly base salary to the plan and the employer matches the employees' contributions with an additional 3%. The funds are then invested in treasury or in marketable securities. The fiduciary of such investment funds is an institution authorized by the Mexican government. The plan is administered by a technical committee comprised of at least three unpaid individuals (who may be employees of the participating companies), which are appointed by the Company. The plan may be amended or terminated at any time at the Company's discretion, but such amendment or termination must preserve acquired rights of the employees.

Regardless of the manner in which an employee's employment is terminated, he/she is entitled to receive his/her employee contributions and any amounts earned during his/her term of employment. Any severance benefits received by the terminated employee will be deducted from any employer contribution to be received under the plan. In the event of the retirement of an employee, he/she is entitled to receive amounts accrued under the plan.

Severance Benefits:

We do not have corporate plans providing severance benefits to our executives in Mexico. Our executive officers only receive severance benefits provided by Mexican law or negotiated by us when we undertake workforce reductions at our operations. Our executive officers in Mexico do not have change of control or employment agreements.

Discretionary Cash Compensation:

(a) Base Salary:

Mr. Genaro Guerrero Diaz Mercado received $209,580 in 2009 and $222,874 in 2008 and Mr. Xavier García de Quevedo Topete received $394,581 in 2009, $462,081 in 2008, and $410,231 in 2007 as annual salary.

The base salary of Mr. Genaro Guerrero Diaz Mercado decreased 6% in 2009. The base salary of Mr. Xavier García de Quevedo Topete decreased 15% in 2009, increased 13% in 2008 and decreased 0.20% in 2007. The base salaries of our executive officers follow the guidelines of salaries of other key employees of the Company.

(b) Bonus:

Mr. Genaro Guerrero Diaz Mercado did not receive a bonus for years 2009 and 2008. Mr. Xavier García de Quevedo Topete received cash incentive payments of $514,526 in 2009, $60,841 in 2008, and $124,885 in 2007 in recognition of his performance. Also, see "Stock Purchase Plans of Grupo Mexico" above.

Mexican Mandated Cash Compensation:

(a) Profit Sharing in the Profits of Our Mexican Operations:

Mexican law requires that we, as well as all other mining companies in Mexico, share 10% of the annual pre-tax profits of our operations with all our workers (salaried and non-salaried). This benefit is payable in cash to each employee. Mr. Genaro Guerrero Diaz Mercado received $12,039 in 2009 as a participation in the pre-income tax earnings of our Mexican operations. Mr. Xavier García de Quevedo Topete did not participate in the pre-income tax earnings of our Mexican operations in 2009.

(b) Mexican Legal Holiday Bonuses:

Mexican law also requires payment each year of at least 15 days' salary to each employee, with at least one completed year of service, as a bonus for Christmas. We give our employees in Mexico one month's salary as Christmas bonus.

Messrs. Genaro Guerrero Diaz Mercado and Xavier García de Quevedo Topete received, respectively, $16,275 and $32,690 as Christmas bonus in 2009, which is reflected in the Summary Compensation Table under the All Other Compensation column.

(c) Vacation Compensation:

We provide vacation bonuses for all our salaried employees, with at least one completed year of service, including our executive officers in Mexico, as required by Mexican law. This vacation bonus consists of at least 25% of the salary earned during the vacation period. Mr. Genaro Guerrero Diaz Mercado received a vacation bonus for 2009, which is reflected in the Summary Compensation Table under the All Other Compensation column. Mr. Xavier García de Quevedo Topete also received a vacation bonus of $16,345 for 2009.

Cash Compensation under Company Sponsored Programs:

(a) Mexican Pension Plan:

We offer our employees of Minera Mexico, S.A. de C.V. and participating subsidiaries the possibility of joining a defined contribution pension plan. Mr. Genaro Guerrero Diaz Mercado received a contribution in 2009 under our Mexican pension plan, which is reflected in the Summary Compensation Table under the All Other Compensation column. Additionally, Mr. Xavier García de Quevedo Topete received $11,768 as employer contribution under our Mexican pension plan in 2009. A more detailed description of the principal features of the Mexican pension plan can be found under "Pension Plan" above.

(b) United States Retirement Plan — 401(k):

Mr. Genaro Guerrero Diaz Mercado participates in the 401(k) Retirement Plan of Southern Peru Limited ("SPL"), one of our subsidiaries. SPL's Retirement Plan allows employees to make contributions to the Plan, up to a specified amount each year. SPL matches up to three percent (3%) of the first six percent (6%) contributed by the employee. Mr. Genaro Guerrero Diaz Mercado received a contribution under SPL's Retirement Plan in 2009, which is reflected in the Summary Compensation Table under the All Other Compensation column.

(c) Mexican Savings Plan:

We offer our employees the possibility of saving up to 13% of their salaries and we match this amount with our own contributions (but never in excess of ten times the minimum monthly salary). These amounts are invested by us in marketable securities. Amounts can be withdrawn at any time with proper notice after ceasing participation in the plan. In 2009, Messrs. Genaro Guerrero Diaz Mercado and Xavier García de Quevedo Topete received contributions under our Mexican savings plan, which are reflected in the Summary Compensation Table under the All Other Compensation column.

Personal Benefits:

(a) Company Provided Car and Driver:

Mr. Xavier García de Quevedo Topete, and other key salaried employees are provided with a Company car and driver. Mr. Genaro Guerrero Diaz Mercado is provided with a Company car. We consider that the use of Company cars by Messrs. Genaro Guerrero Diaz Mercado, Xavier García de Quevedo Topete, and other key salaried employees is not a personal benefit but is integrally and directly related to the performance of their functions as key executives or salaried employees of one of the largest companies in Mexico, is required for security reasons, and is consistent with local practice.

(b) Company Housing and Other Benefits:

Employees of certain of our Mexican units reside in townsites at La Caridad and Cananea mines, where we have built approximately 2,000 houses and apartments and 275 houses and apartments, respectively. Employees of other units principally reside on the grounds of the mining or processing complexes in which they work and we have built approximately 900 houses and apartments for such employees. Housing, together with maintenance and utility services, is provided at minimal cost to most of our employees. Our townsites and housing complexes include educational and, in some units, medical facilities, churches, social clubs, shopping centers, banking and other services. At certain units, health care is provided free of charge to employees and their families. None of our executives working in Mexico receive these benefits.

Tax Gross-Up:

We provide certain key employees a cash benefit as reimbursement for the payment of taxes on compensation received under the Employee Stock Purchase Plan of Grupo Mexico. Xavier García de Quevedo Topete received $21,929 as a tax gross-up payment in 2009. Mr. Genaro Guerrero Diaz Mercado also received a payment as a tax gross-up in 2009, which is reflected in the Summary Compensation Table under the All Other Compensation column.

EXECUTIVE COMPENSATION

Set forth below is certain information concerning the compensation paid by us, or by one or more of our subsidiaries, to Messrs. Oscar González Rocha, Xavier García de Quevedo Topete, and José N. Chirinos for services rendered in all capacities to us for the fiscal years ended December 31, 2009, December 31, 2008, and December 31, 2007, and to Messrs. Genaro Guerrero Diaz Mercado and José de los Heros Ugarte for services rendered in all capacities to us for the fiscal year ended December 31, 2009 and December 31, 2008. Mr. Germán Larrea Mota-Velasco, our Chairman, received no compensation from us in 2009, 2008, and 2007 for services other than as a director.

Summary Compensation Table(a)

Name and Principal Position				Gross Annual Compensation		
	Year	Salary	Bonus	Stock Bonus (b)	All Other Compensation (c)	Total
Oscar González Rocha	2009	$ 489,555	$ 124,477	$ 193,207	$ 587,076	$ 1,394,315
President and CEO	2008	$ 494,217	$ 86,573	$ —	$ 598,570	$ 1,179,360
	2007	$ 456,007	$ 143,538	$ 4,167	$ 781,983	$ 1,385,695
Genaro Guerrero Diaz Mercado	2009	$ 209,580	$ —	$ 6,275	$ 44,528	$ 260,383
Vice President, Finance and CFO	2008	$ 222,874	$ —	$ —	$ 70,129	$ 293,003
Xavier García de Quevedo Topete	2009	$ 394,581	$ 514,526	$ 47,265	$ 86,228	$ 1,042,600
President, CEO of Southern Copper	2008	$ 462,081	$ 60,841	$ —	$ 75,300	$ 598,222
Minera Mexico, & COO of SCC	2007	$ 410,231	$ 124,885	$ —	$ 86,619	$ 621,735
José N. Chirinos	2009	$ 204,097	$ 31,896	$ 22,984	$ 321,562	$ 580,539
Comptroller	2008	$ 209,616	$ 49,912	$ —	$ 376,031	$ 635,559
	2007	$ 189,443	$ 41,377	$ 615	$ 464,422	$ 695,857
José de los Heros Ugarte	2009	$ 153,606	$ 47,759	$ 38,307	$ 243,542	$ 483,214
Vice President, Commercial	2008	$ 151,632	$ 37,535	$ —	$ 246,758	$ 435,925

(a) Compensation for all of our Peruvian and Mexican employees is denominated, respectively, in Peruvian Nuevos Soles and Mexican Pesos. We convert the Peruvian Nuevos Soles and Mexican Pesos into U.S. dollars using the average exchange rate for the applicable period. The average rate in 2009 for Peruvian Nuevos Soles was 3.00 Nuevos Soles for each U.S. dollar. The average rate in 2009 for Mexican Pesos was 13.02 Mexican Pesos for each U.S. dollar.

(b) See "Stock Purchase Plans of Grupo Mexico" above. See also Note 15 "Stockholders Equity — Employee Stock Purchase Plan" of our consolidated financial statements as reported in our Annual Report on Form 10-K filed with the SEC on February 26, 2010.

(c) All Other Compensation for Mr. Oscar González Rocha consists mainly of:

(i) Cash Compensation Mandated by Peruvian Law:

- $244,090 in 2009 as profit sharing in the profits of our Peruvian Branch;
- $93,743 in 2009 as Peruvian legal holiday bonus;
- $54,053 in 2009 as termination of employment or CTS; and
- Family assistance.

(ii) Cash Compensation Under Company Sponsored Programs:

- $42,197 as vacation bonus and travel paid by us in 2009;
- $24,478 in 2009 as five percent benefit or Quinquenio;
- $97,723 in 2009 as a tax gross-up payment; and
- Compensation under other Company sponsored programs.

(iii) Personal Benefits:

- Use of our corporate Lima residence in 2009; and
- Travel benefits not directly related to the performance of Mr. Oscar González Rocha's functions in 2009.

All Other Compensation for Mr. Genaro Guerrero Diaz Mercado consists mainly of:

(i) Cash Compensation Mandated by Mexican Law:

- $12,039 in 2009 as profit sharing in the profits of our Mexican operations;
- $16,275 in 2009 as Mexican legal holiday bonus; and
- 2009 vacation bonus.

(ii) Cash Compensation Under Company Sponsored Programs:

- 2009 contributions under our Mexican pension and savings plan and our subsidiary's U.S. retirement plan; and
- A tax gross-up payment in 2009.

All Other Compensation for Mr. Xavier García de Quevedo Topete consists mainly of:

(i) Cash Compensation Mandated by Mexican Law:

- $32,690 in 2009 as Mexican legal holiday bonus; and
- $16,345 in 2009 as vacation bonus.

(ii) Cash Compensation Under Company Sponsored Programs:

- $11,768 in 2009 as contribution under our Mexican pension plan;
- $21,929 in 2009 as a tax gross-up payment; and
- 2009 contributions under our Mexican savings plan.

All Other Compensation for Mr. José N. Chirinos consists mainly of:

(i) Cash Compensation Mandated by Peruvian Law:

- $136,445 in 2009 as profit sharing in the profits of our Peruvian Branch;
- $50,326 in 2009 as Peruvian legal holiday bonus;
- $29,719 in 2009 as termination of employment or CTS; and
- Family assistance.

(ii) Cash Compensation Under Company Sponsored Programs:

- $19,221 in 2009 as vacation bonus and travel;
- $73,982 in 2009 as five percent benefit or Quinquenio;
- $11,625 in 2009 as a tax gross-up payment; and
- Compensation under other Company sponsored programs.

All Other Compensation for Mr. José de los Heros Ugarte consists mainly of:

(i) Cash Compensation Mandated by Peruvian Law:

- $97,649 in 2009 as profit sharing in the profits of our Peruvian Branch;
- $35,011 in 2009 as Peruvian legal holiday bonus;
- $19,496 in 2009 as termination of employment or CTS; and
- Family assistance.

(ii) Cash Compensation Under Company Sponsored Programs:

- $14,427 in 2009 as vacation bonus and travel;
- $36,264 in 2009 as five percent benefit or Quinquenio;
- $21,075 as subsidy to assist with education costs for his children;
- $19,376 in 2009 as a tax gross-up payment; and
- Compensation under other Company sponsored programs.

Directors' Fees

None of our officers who are directors of the Company receive fees for attending Board or Committee meetings. Employee directors also do not receive shares under the Directors' Stock Award Plan. See section on "Compensation of Directors" below.

Option Grants, Exercises, and Fiscal Year-End Values

No options were granted in 2009. The Stock Incentive Plan, under which options and stock awards could have been granted, expired by its terms on January 1, 2006.

Option Exercises and Fiscal Year-End Values

No options were exercised in 2009.

Retirement Plans

See descriptions above under "Pension Plans."

Severance Benefit

As described above in the Compensation Discussion and Analysis, we provide severance benefits as required by Peruvian and Mexican law.

COMPENSATION POLICIES AND PRACTICES AND RISK

Our Peruvian and Mexican executive officers and non-executive employees receive cash-based compensation, which is currently paid. The cash-based compensation has two principal components: base salary and bonus, which are discretionary, and compensation mandated by Peruvian and Mexican law. We also sponsor programs to recruit and retain qualified employees working in Peru and Mexico.

The payment of bonuses is discretionary and we do not necessarily pay bonuses every year. The payment of bonuses and the amount of the same depend, among other things, on our financial performance, our intensive capital investment plan, our future cash flow generation from operations, and our liquidity in general. We do not provide compensation tied to specific pre-determined individual or Company performance criteria or long-term incentive compensation. The cash incentive payments granted to our executives and non-executive employees are not based on pre-established performance targets or on targets that have been previously communicated to the executives or the employees. The granting of the award and the amount of each award are discretionary and substantially uncertain until we decide to award them, generally at the beginning of each year.

The decisions to grant salary increases and bonuses for the executive officers of the Company and for non-executive employees are made after a thorough analysis of numerous factors, including among others, the responsibilities and performance of each executive officer or employee measured in the areas of production, safety and environmental responsiveness (both individually and as compared to other officers or employees of the Company). The Company's compensation policies or practices do not vary significantly from the Company's overall risk and reward structure, inasmuch as we do not offer performance-based bonuses or incentive awards which occur significantly before receipt of anticipated income or expiration of associated risk to the Company. We do not have business units that account for a significant portion of the Company's risk profile or compensation policies and practices that vary for a particular business unit. We continuously monitor our compensation policies and practices to avoid risk-taking by executive and non-executive employees to increase their compensation.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION DECISIONS

Messrs. Germán Larrea Mota-Velasco, Alfredo Casar Pérez, Alberto de la Parra Zavala, Juan Rebolledo Gout, and Daniel Muñiz Quintanilla, our directors representing Grupo Mexico, are executive officers of Grupo Mexico or its affiliates. Messrs. Germán Larrea Mota-Velasco, Oscar González Rocha, Xavier García de Quevedo Topete, and Gilberto Perezalonso Cifuentes comprise the Compensation Committee of the Board. See also "Related Party Transactions."

RELATED PARTY TRANSACTIONS

In 2009, we had entered into certain transactions in the ordinary course of business with parties that are controlling stockholders or their affiliates. These transactions include the lease of office space, air transportation and construction services and products and services relating to mining and refining. We lend and borrow funds among affiliates for acquisitions and other corporate purposes. These financial transactions bear interest and are subject to review and approval by senior management, as are all related party transactions.

Grupo Mexico, our ultimate parent and our majority indirect stockholder, and our affiliates, provide various services to us. In 2009, these services were principally related to accounting, legal, tax, financial, treasury, human resources, price risk assessment and hedging, purchasing, procurement and logistics, sales and administrative and other support services. We pay Grupo México Servicios, S.A. de C.V., a subsidiary of Grupo Mexico, for these services. The total amount paid by us to Grupo México Servicios, S.A. de C.V. for such services in 2009 was $13.8 million. We expect to continue to pay for these support services in the future.

Our Mexican operations paid fees of $6.0 million in 2009, primarily for freight services provided by Ferrocarril Mexicano, S.A. de C.V., a subsidiary of Grupo Mexico.

In addition, our Mexican operations paid $15.1 million in 2009 for construction services provided by México Constructora Industrial, S.A. de C.V., an indirect subsidiary of Grupo Mexico.

The Larrea family controls a majority of the capital stock of Grupo Mexico, and has extensive interests in other businesses, including oil drilling services, construction, aviation, and real estate. We engage in certain transactions in the ordinary course of business with other entities controlled by the Larrea family relating to mining and refining services, the lease of office space, and air transportation and construction services. In connection with this, we paid fees of $0.3 million in 2009 for maintenance services and sale of vehicles provided by México Compañía de Productos Automotrices, S.A. de C.V., a company controlled by the Larrea family. Additionally, in 2007, the Company's Mexican subsidiaries have provided guaranties for loans totaling $10.8 million obtained by Mexico Transportes Aereos, S.A. de C.V. ("MexTransport"), a company controlled by the Larrea family, from Scotia Bank in Mexico. These loans require semi-annual repayments and mature in 2010 ($2.3 million plus interest at Libor + 0.65%) and 2013 ($8.4 million plus interest at Libor + 0.15%). MexTransport provides aviation services to the Company's Mexican operations. The guaranty provided to MexTransport is backed up by the transport services provided by MexTransport to the Company's Mexican subsidiaries. If MexTransport defaults on the loan, SCC's subsidiary would have to satisfy the guaranty and repay to the bank the remaining balances, which at December 31, 2009 were $0.7 million and $5.2 million, respectively, plus interest. The Company paid fees of $1.9 million in 2009 to MexTransport for aviation services.

Additionally, in 2009 we purchased $5.4 million of industrial material from Higher Technology S.A.C. and paid $0.3 million for maintenance services to Servicios y Fabricaciones Mecánicas S.A.C., companies in which Mr. Carlos González, a son of our Chief Executive Officer, has a proprietary interest. In addition, we purchased $0.6 million in 2009 of industrial material from Sempertrans France Belting Technology and $0.1 million from PIGOBA, S.A. de C.V. Mr. Alejandro González, a son of our Chief Executive Officer, is employed as a sales representative of Sempertrans and has a proprietary interest in PIGOBA. The Company purchased $0.9 million in 2009 of industrial material and services from Breaker, S.A. de C.V., a company in which Mr. Jorge González has a proprietary interest. Mr. Jorge González is the son-in-law of our Chief Executive Officer.

Asarco LLC, an affiliate of the Company, employs Oscar González Barron, the son of Oscar González Rocha, our Chief Executive Officer. Mr. González Barron holds the position of Chief Financial Officer at Asarco LLC and received base salary and bonus compensation of $178,704 in 2009, along with other employment benefits that are standard for employees of Asarco LLC at that management level. Mr. Oscar González Barron also received in 2009 $19,589 under the Employee Retention Plan established in 2006, with the approval of the bankruptcy judge, to reduce the loss of key employees at Asarco LLC. Mr. Oscar González Rocha was not involved in the recruiting or hiring of Mr. Oscar González Barron by Asarco LLC, nor in any decision affecting Mr. González's Barron's compensation. Mr. Oscar González Barron's compensation was established by Asarco LLC in accordance with its compensation practices applicable to employees with equivalent qualifications and responsibilities and holding similar positions.

It is anticipated that in the future we will enter into similar transactions with such parties.

During 2009, the Audit Committee reviewed and did not object to any of the related party transactions reported in this proxy statement. Our Audit Committee recognizes that related party transactions present a heightened risk of conflicts of interest and/or improper valuation (or the perception thereof) and therefore adopted a policy on January 24, 2007, and amended it on February 23, 2007, and on April 24, 2008. This policy is followed in connection with all of our related party transactions. This policy formalizes the procedures followed by the Audit Committee for previous years. Related parties are those defined as such by the SEC. Our policy requires us to report all related party transactions in our filings with the SEC and as required by accounting requirements.

It is our policy that the Audit Committee shall review all related party transactions. The Company is prohibited from entering or continuing a material related party transaction that has not been reviewed and approved or ratified by the Audit Committee. Our Certificate specifically provides that the Company is prohibited from engaging in any material affiliate transaction unless the transaction has been reviewed by a committee of at least three members of the Board of Directors, each of whom must satisfy the independence standards of the NYSE (or any other exchange or association on which the Common Stock is listed). A material affiliate transaction is defined as a transaction, business dealing or material financial interest in any transaction, or any series of transactions between Grupo Mexico or one of its affiliates (other than us or any of our subsidiaries), on the one hand, and us or one of our subsidiaries, on the other hand, that involves an aggregate consideration of more than $10,000,000. We believe that the Audit Committee is best suited to review any material affiliate transaction.

The Audit Committee may delegate authority to grant such approvals or ratifications to one or more members of the Audit Committee with the requirement that such member or members present any decisions made pursuant to such delegated authority to the full Audit Committee at its next scheduled meeting.

Additionally, in transactions where a senior officer is related to any of our goods or services provider, the Chairman of the Audit Committee is delegated the authority to approve the transaction, unless it exceeds an aggregate consideration of more than $500,000. In the latter case, prior approval of the Audit Committee members is required.

Management reports all related party transactions to the Audit Committee at each meeting. Material related party transactions are reported to the full Board of Directors. There is a presumption that the Audit Committee has approved or ratified the related party transaction if it has reviewed the transaction and made no observations or objections to same.

In reviewing a related party transaction the Audit Committee considers all of the relevant factors surrounding the transaction including:

(1) whether there is a valid business reason for us to enter into the related party transaction consistent with the best interests of the Company and our stockholders;
(2) whether the transaction is negotiated on an arm's length basis on terms comparable to those provided to unrelated third parties or on terms comparable to those provided to employees generally;
(3) whether the Audit Committee determines that it has been duly apprised of all significant conflicts that may exist or may otherwise arise on account of the transaction, and it believes, nonetheless, that we are warranted in entering into the related party transaction and have developed an appropriate plan to manage the potential conflicts of interest;
(4) whether the rates or charges involved in the transaction are determined by competitive bids, or the transaction involves the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority;
(5) whether the transaction involves services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services; and/or
(6) whether the interest of the related party or that of a member of the immediate family of the related party arises solely from the ownership of our class of equity securities and all holders of that class of our equity securities received the same benefit on a pro rata basis.

"CONTROLLED COMPANY" EXCEPTION TO NYSE RULES

A company of which more than 50% of the voting power for the election of directors is held by a single entity, a "controlled company," is not required to comply with the requirements of the NYSE corporate governance rules requiring a majority of independent directors and independent compensation and nominating/corporate governance committees.

We are a controlled company as defined by the rules of the NYSE. Grupo Mexico owns indirectly 80.00% of our stock as of December 31, 2009 and controls the voting power for the election of directors. We have taken advantage of the exceptions to the corporate governance rules of the NYSE. We have three special independent directors nominated by the Special Nominating Committee, Messrs. Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, and Carlos Ruiz Sacristán. Mr. Emilio Carrillo Gamboa is our fourth independent director. At its meeting on January 28, 2010, the Board of Directors determined that Messrs. Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, Carlos Ruiz Sacristán and Emilio Carrillo Gamboa are independent of management in accordance with the requirements of the NYSE as such requirements are interpreted by our Board of Directors in its business judgment. Additionally on March 16, 2010, the Board of Directors determined that Mr. Luis Téllez Kuenzler is independent of management in accordance with the requirements of the NYSE as such requirements are interpreted by our Board of Directors in its business judgment.

CORPORATE GOVERNANCE

Corporate Governance Guidelines, Committee Charters and Code of Ethics

We have adopted Corporate Governance Guidelines for the Board of Directors and charters for the Audit, Special Nominating, Corporate Governance and Disclosure, and Compensation Committees. We also have in place a Code of Business Conduct and Ethics that applies to our principal executive officer, principal financial officer, comptroller, all other officers, directors and our employees, including the persons performing accounting or financial functions. The Corporate

Governance Guidelines, Code of Business Conduct and Ethics, and Committee charters, may be accessed free of charge by visiting our web site at *www.southerncoppercorp.com*. We intend to report any amendments to, or waiver from, a provision of the Code of Business Conduct and Ethics that applies to the principal executive officer, principal financial officer, principal accounting officer, comptroller, director and other persons performing similar functions as required by the NYSE rules.

Board Leadership Structure

The Board believes that the Company is best served by separating the positions of Chairman and Chief Executive Officer. Mr. Germán Larrea Mota-Velasco is the Chairman of our Board of Directors and Mr. Oscar González Rocha, the President of the Company, is our Chief Executive Officer. We also have a Chief Executive Officer for our Mexican operations. Mr. Xavier Garcia de Quevedo Topete, our Chief Operating Officer, is the President and Chief Executive Officer of Southern Copper Minera Mexico. This structure provides three leaders for the Company and results in a more effective organization. We believe our current Board leadership structure is optimal for us because it demonstrates to our employees, suppliers, customers, and other stakeholders that the Company is under strong leadership with three persons setting the tone and having responsibility for managing our operations.

Risk Oversight Process

We have a Risk Committee composed of management personnel that reports to the Chief Executive Officer. The Risk Committee meets regularly to review the Company's risk management process, including operational, legal, financial, governmental environment, corporate governance, credit, and liquidity risk matters. Additionally, the Risk Committee reports to the Audit Committee significant risk findings and the Audit Committee then reports same to the entire Board. The Board of Directors has the ultimate oversight role to monitor how senior management manages the material risks associated with the Company's operations.

It is the competence of the Audit Committee to review and discuss with management the Company's guidelines and policies with respect to the process by which the Company undertakes risk assessment and risk management, including discussion of the Company's major financial risk exposures and the steps management has taken to monitor and control such exposures. Additionally, the Board's Corporate Governance and Disclosure Committee's duties include overseeing and reviewing periodically with the Chief Executive Officer, the Chief Financial Officer, the proper officers, employees, and committees of the Company, the internal and external auditors, and the Audit Committee the effectiveness of the Company's disclosure controls and procedures, internal controls, and risk assessments, and the quality and adequacy of the disclosures that the Company makes in the periodic reports it files with the SEC.

We believe the division of risk management responsibilities described above is an effective approach for addressing the risks facing the Company and that our Board leadership structure supports this approach.

Executive Session of Non-Management Directors

In accordance with Section 303A.03 of the corporate governance rules of the NYSE, an executive session of non-management directors is scheduled on the occasion of each of our regularly scheduled Board meetings. Only independent directors attend the executive sessions of non-management directors. For such purpose, our Chairman invites the non-management directors to hold the executive session and all other members are asked to leave the boardroom. The non-management directors decide on each occasion if there are matters that warrant holding the executive session and the directors designate for each session, the director who will preside at each executive session. This policy is disclosed in Section 5.4 of our Corporate Governance Guidelines posted on the Company's web site at *www.southerncoppercorp.com*.

Corporate Governance and Disclosure Committee

The primary functions of the Corporate Governance and Disclosure Committee are (a) to consider and make recommendations to the Company's Board of Directors concerning the appropriate function and needs of the Board, (b) to develop and recommend to the Board corporate governance principles, (c) to oversee evaluation of the Board and management, and (d) to oversee and review compliance with the disclosure and reporting standards of the Company that require full, fair, accurate, timely, and understandable disclosure of material information regarding the Company in reports and documents that it files with the SEC, the NYSE and equivalent authorities in the countries in which the Company operates, as well as in other public communications that it regularly makes. The Chief Executive Officer, the Chief Financial Officer, the Comptroller, the Treasurer, and the persons performing accounting or financial functions are responsible to ensure compliance with these standards. Additionally, the Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting. It is also the purpose of the Corporate Governance and Disclosure Committee to assist the Audit Committee in the performance of its responsibilities. Because we are a controlled company as defined by the NYSE we do not have a Corporate Governance and Disclosure Committee comprised entirely of independent directors. The Committee is comprised of Messrs. Germán Larrea-Mota Velasco, Oscar González Rocha, Xavier García de Quevedo Topete, and Emilio Carrillo Gamboa. The Committee met one time in 2009 with 100% attendance by Messrs. Germán Larrea-Mota Velasco, Oscar González Rocha and Xavier García de Quevedo Topete. Mr. Emilio Carrillo Gamboa was unable to attend the meeting due to a prior commitment, but was later informed of the proceedings and decisions taken at the meeting, and had ratified same.

The Corporate Governance and Disclosure Committee has the authority to delegate any of its authority to subcommittees designated by the Corporate Governance and Disclosure Committee, to the extent permitted by law. The Corporate Governance and Disclosure Committee has the authority to delegate its authority to one or more members of the Committee with the requirement that such member or members present any decisions made pursuant to such delegated authority to the full Corporate Governance and Disclosure Committee at its next meeting. The Committee has the sole authority to retain and terminate any counsel or other advisors, including sole authority to approve the fees and other retention terms.

Special Independent Directors/Special Nominating Committee

The Special Nominating Committee functions as a special committee to nominate special independent directors to the Board. Pursuant to our Certificate, a special independent director is any director who (i) satisfies the independence requirements of the NYSE Listed Company Manual (or any other exchange or association on which the Common Stock is listed) and (ii) is nominated by the Special Nominating Committee. The Special Nominating Committee has the right to nominate a number of special independent directors based on the percentage of our Common Stock owned by all holders of our Common Stock, other than Grupo Mexico and its affiliates.

The Special Nominating Committee consists of three directors, two (2) of whom are Luis Miguel Palomino and Carlos Ruiz Sacristán (each an "Initial Member" and, together with their successors, "Special Designees") and such other director, currently Xavier García de Quevedo Topete, as may be appointed by the Board of Directors or the "Board Designee." The Board Designee will be selected annually by the Board of Directors. The Special Designees will be selected annually by the members of the Board who are special independent directors or Initial Members. Only special independent directors can fill vacancies on the Special Nominating Committee. Any member of the Special Nominating Committee may be removed at any time by the Board of Directors for cause. The unanimous vote of all members of the nominating committee will be necessary for the adoption of any resolution or the taking of any action.

Our Certificate provides that the number of special independent directors on the Board of Directors at any given time shall be equal to (a) the total number of directors on the Board of Directors multiplied by (b) the percentage of Common Stock owned by all of the stockholders (other than Grupo Mexico and its affiliates), rounded up to the next whole number. Notwithstanding the foregoing, the total number of persons nominated as special independent directors cannot be less than two or greater than six.

The Special Nominating Committee has nominated Messrs. Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, and Carlos Ruiz Sacristán as special independent directors. Mr. Emilio Carrillo is our fourth independent director. At its meeting on January 28, 2010, the Board of Directors approved the nomination of special independent directors made by the Special Nominating Committee and endorsed the determination made by the Special Nominating Committee that Messrs. Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, and Carlos Ruiz Sacristán are independent of management in accordance with the requirements of the NYSE, as such requirements are interpreted by the Special Nominating Committee and our Board of Directors in their respective business judgments. The Board of Directors also determined that Messrs. Emilio Carrillo and Luis Téllez Kuenzler are independent of management in accordance with the requirements of the NYSE as such requirements are interpreted by our Board of Directors in its business judgment. Notwithstanding the foregoing, the power of the Special Nominating Committee to nominate special independent directors is subject to the rights of the stockholders to make nominations in accordance with our by-laws.

The Special Nominating Committee did not meet in 2009, except to make the nominations and determinations prior to the 2009 annual meeting of stockholders. The Special Nominating Committee considers and makes recommendations to the Board of Directors with respect to the nominations for special independent directors. The Committee considers recommendations for special independent director nominees to the Board of Directors from all sources. Recommendations for special independent director nominees should be sent in writing to our Secretary (see "Proposals and Nominations of Stockholders" below).

The Special Nominating Committee's Charter sets forth that it shall have the authority to:

- consider and recruit candidates to fill the positions on the Board allocated to special independent directors taking into account the Board's current composition and core competencies and the needs of the Board as a whole;
- apply criteria for Board membership that require special independent directors to satisfy the independence requirements, possess financial and business competency, high ethical standards and integrity, intelligence and judgment, sufficient time to devote to our matters, and a history of achievement;
- review and consider candidates from all sources;
- conduct appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates;
- recommend the special independent director nominees for approval by the Board and you;
- fill any vacancy created by the removal, resignation or retirement from the Board of any special independent director; and
- evaluate annually the Committee's own performance and the adequacy of the charter, and report on the same to the Board.

The Committee has the authority to delegate any of its authority to subcommittees designated by the Committee, to the extent permitted by law. However, the Committee has the sole authority to retain and terminate any advisor, including counsel and any search firm used to identify special independent director candidates, and to approve the fees and other retention terms of said advisors.

COMPENSATION OF DIRECTORS

2009 Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Stock Awards (b) ($)	Total ($)
Germán Larrea Mota-Velasco(a)	$ 44,000	$ 24,552	$ 68,552
Oscar González Rocha	—	—	—
Emilio Carrillo Gamboa(a)	$ 86,000	$ 24,552	$ 110,552
Alfredo Casar Pérez(a)	$ 44,000	$ 24,552	$ 68,552
Alberto de la Parra Zavala(a)	$ 44,000	$ 24,552	$ 68,552
Xavier García de Quevedo Topete	—	—	—
Genaro Larrea Mota-Velasco(a)	$ 38,000	$ 24,552	$ 62,552
Daniel Muñiz Quintanilla(a)	$ 44,000	$ 24,552	$ 68,552
Armando Ortega Gómez	—	—	—
Luis Miguel Palomino Bonilla(a)	$ 66,000	$ 24,552	$ 90,552
Gilberto Perezalonso Cifuentes(a)	$ 52,000	$ 24,552	$ 76,552
Juan Rebolledo Gout(a)	$ 44,000	$ 24,552	$ 68,552
Carlos Ruiz Sacristán(a)	$ 44,000	$ 24,552	$ 68,552

(a) Individuals domiciled outside Peru are subject to a 30% income tax withholding. Individuals domiciled in Peru are subject to a 10% income tax withholding.

(b) The dollar value reported is based on the closing stock price of SCC's common stock on the NYSE on the grant date.

Each non-employee director receives compensation in the amount of $20,000 per year and $6,000 for attendance in person at each meeting. For attendance by telephone conference the compensation is $1,000 for each meeting. All directors are reimbursed by us for all meeting related expenses.

We have a Directors' Stock Award Plan pursuant to which directors who are not compensated as our employees are entitled to an award of 1,200 shares of Common Stock upon election to the Board and 1,200 additional shares of Common Stock following each annual meeting of stockholders thereafter. This Plan will expire by its terms on January 31, 2016.

The information set forth below reflects the shares of our Common Stock granted under the Directors' Stock Award Plan outstanding and held by each of the directors as of December 31, 2009.

Southern Copper Corporation

	Shares of Common Stock Beneficially Owned
Germán Larrea Mota-Velasco	13,200
Oscar González Rocha	1,200
Emilio Carrillo Gamboa	8,400
Alfredo Casar Pérez	0
Alberto de la Parra Zavala	1,600
Xavier García de Quevedo Topete	3,600
Genaro Larrea Mota-Velasco	7,200
Daniel Muñiz Quintanilla	0
Armando Ortega Gómez	0
Luis Miguel Palomino Bonilla	1,800
Gilberto Perezalonso Cifuentes	10,800
Juan Rebolledo Gout	4,800
Carlos Ruiz Sacristán	8,400

ATTENDANCE OF DIRECTORS

The Board of Directors met four times at its regularly scheduled meetings in 2009, with 100% attendance by all directors, except Mr. Genaro Larrea Mota-Velasco, who attended 75% of the meetings and Mr. Gilberto Perezalonso Cifuentes, who attended 50% of the meetings.

We do not have a policy requiring attendance by directors at the annual meeting of stockholders. Mr. Oscar González Rocha, our President, chaired the 2009 annual meeting of stockholders and Mr. Armando Ortega Gómez recorded. The absence of all other directors was excused.

COMMUNICATIONS WITH DIRECTORS

You or other interested persons wishing to write to our Board of Directors or a specified director or committee of the Board, including our non-management directors or independent directors, should send correspondence to our Secretary at Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, or at Southern Copper Corporation, Av. Caminos del Inca 171, Chacarilla del Estanque, Santiago de Surco, Lima-33, Peru, or at Southern Copper Corporation, Edificio Parque Reforma, Campos Eliseos No. 400, 12th Floor, Col. Lomas de Chapultepec, Mexico City, Mexico.

All communications so received from you or other interested parties will be forwarded to the members of the Board of Directors, or to a specific Board member or committee if so designated by such person. Anyone who wishes to communicate with a specific Board member or committee should send instructions asking that the material be forwarded to the director or to the appropriate committee chairman. When reporting a concern, please supply sufficient information so that the matter may be addressed properly. This process will assist the Board in reviewing and responding to communications in an appropriate manner. The Board has instructed our Corporate Secretary to review such correspondence and, at his discretion, to not forward items he deems to be commercial or frivolous in nature, or otherwise inappropriate for the Board's consideration.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Based on our records and other information, we believe that all filing requirements of the SEC applicable to our executive officers, directors, and ten percent or more owners were complied with for 2009, with the exception of Mr. Oscar González Rocha, our President and Chief Executive Officer, who filed one late report covering the acquisition of 112,000 shares on the 25th and 26th of August 2009, Mr. Daniel Muniz Quintanilla, one or our directors, who filed one late report covering the disposition of 1,200 shares on June 4, 2009, Dr. Luis Miguel Palomino Bonilla, one of our directors, who filed one late report covering the disposition of 1,200 shares on August 21, 2009, and Mr. Alfredo Casar Pérez, one of our directors, who filed one late report covering the disposition of 1,200 shares on August 11, 2009.

APPROVAL OF PROPOSALS BY STOCKHOLDERS

The Board of Directors recommends that you vote FOR the following proposals.

PROPOSAL TO ELECT OUR FOURTEEN DIRECTORS

The Board of Directors recommends that you vote in favor of the election of Emilio Carrillo Gamboa, Alfredo Casar Pérez, Alberto de la Parra Zavala, Xavier García de Quevedo Topete, Oscar González Rocha, Germán Larrea Mota-Velasco, Genaro Larrea Mota-Velasco, Daniel Muñiz Quintanilla, Armando Ortega Gómez, Luis Miguel Palomino Bonilla, Gilberto Perezalonso Cifuentes, Juan Rebolledo Gout, Carlos Ruiz Sacristán, and Luis Téllez Kuenzler as directors of the Company to represent you.

PROPOSAL TO RATIFY THE SELECTION OF INDEPENDENT ACCOUNTANTS

Galaz, Yamazaki, Ruiz Urquiza S.C. is a member firm of Deloitte Touche Tohmatsu, a Swiss Verein. Deloitte Touche Tohmatsu's Global Energy and Resources practice provides comprehensive, integrated solutions to the electric power, oil and gas, mining and water sectors through its member firms around the world. These solutions address the range of challenges facing energy and resources companies as they adapt to a changing regulatory environment, to political, economic and market pressure and to technological development. Deloitte and Touche LLP, a subsidiary of Deloitte LLP, and a member of Deloitte Touche Tohmatsu, was our independent accountants for the year ended December 31, 2002.

The Board of Directors recommends that you ratify the selection by the Audit Committee of the Board of Directors of Galaz, Yamazaki, Ruiz Urquiza S.C., a member firm of Deloitte Touche Tohmatsu, as our independent accountants for the calendar year 2010.

Galaz, Yamazaki, Ruiz Urquiza S.C., a member firm of Deloitte Touche Tohmatsu, has advised us that neither the firm nor any of its members have any direct or material indirect financial interest in us or our subsidiaries. A representative of Galaz, Yamazaki, Ruiz Urquiza S.C. will be present at the stockholders' meeting. The representative will have an opportunity to make a statement and will be available to respond to appropriate questions.

PROPOSALS AND NOMINATIONS OF STOCKHOLDERS

Under SEC rules, proposals of stockholders intended to be presented at our 2011 annual meeting of stockholders must be received by us at our principal executive office in the United States (11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA) by December 3, 2010 to be considered for inclusion in our proxy statement and form of proxy.

In addition, Section 2.03 of our by-laws, which deals with Notice of Stockholder Business and Nominations, provides that Common Stockholders seeking to nominate a director or propose business to be considered at an annual meeting of stockholders must give written notice to our Secretary regarding the proposed nominee and/or proposed business to be considered no less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting. Accordingly, your nominations or proposals intended to be presented at our 2011 annual meeting of stockholders must be received by us by January 28, 2011 but not before December 31, 2010 (unless the date of the 2011 annual meeting is advanced by more than 30 days or delayed by more than 60 days from the first anniversary of the 2010 meeting).

OTHER INFORMATION

We are not aware of any other matters to be considered at the meeting. If any other matters properly come before the meeting, the persons named in the enclosed form of proxy are ratified to and will vote said proxy in accordance with their judgment on such matters.

The cost of soliciting proxies in the accompanying form will be borne by us. Georgeson Shareholder Communications Inc. has been employed to render some services for net fees to be paid by us of $1,000, plus reasonable out-of-pocket expenses. A number of our regular employees, without additional compensation, may solicit proxies personally or by mail or telephone.

Southern Copper Corporation
Armando Ortega Gómez,
Secretary

Phoenix, AZ, March 30, 2010

Table of Contents

PART I.

ITEM 1. BUSINESS

THE COMPANY

Southern Copper Corporation (SCC" or the "Company") is one of the largest integrated copper producers in the world. We produce copper, molybdenum, zinc and silver. All of our mining, smelting and refining facilities are located in Peru and in Mexico and we conduct exploration activities in those countries and Chile. See Item 2 "Properties - Review of Operations" for maps of our principal mines, smelting facilities and refineries. Our operations make us one of the largest mining companies in Peru and also in Mexico. We believe we have the largest copper reserves in the world. We were incorporated in Delaware in 1952 and have conducted copper mining operations since 1960. Since 1996, our Common Stock is listed on both the New York and Lima Stock Exchanges.

Our Peruvian copper operations involve mining, milling and flotation of copper ore to produce copper concentrates and molybdenum concentrates; the smelting of copper concentrates to produce anode copper; and the refining of anode copper to produce copper cathodes. As part of this production process, we also produce significant amounts of molybdenum concentrate and refined silver. We also produce refined copper using SX/EW technology. We operate the Toquepala and Cuajone mines high in the Andes Mountains, approximately 860 kilometers southeast of the city of Lima, Peru. We also operate a smelter and refinery west of the Toquepala and Cuajone mines in the coastal city of Ilo, Peru.

Our Mexican operations are conducted through our subsidiary, Minera Mexico S.A. de C.V. ("Minera Mexico"), which we acquired in 2005. Minera Mexico engages primarily in the mining and processing of copper, molybdenum, zinc, silver, gold and lead. Minera Mexico operates through subsidiaries that are grouped into three separate units. Mexicana de Cobre S.A. de C.V. (together with its subsidiaries, the "Mexcobre Unit") operates La Caridad, an open-pit copper mine, a copper ore concentrator, a SX/EW plant, a smelter, refinery and a rod plant. Mexicana de Cananea S.A. de C.V. (together with its subsidiaries, the "Cananea Unit") operates Cananea, an open-pit copper mine, which is located at the site of one of the world's largest copper ore deposits, a copper concentrator and two SX/EW plants. Industrial Minera Mexico, S.A. de C.V. and Minerales Metalicos del Norte, S.A. (together with its subsidiaries, the "IMMSA Unit") operate five underground mines that produce zinc, lead, copper, silver and gold, a coal mine and several industrial processing facilities for zinc and copper.

We utilize modern/state of the art mining and processing methods, including global positioning systems and computerized mining operations. Our operations have a high level of vertical integration that allows us to manage the entire production process, from the mining of the ore to the production of refined copper and other products and most related transport and logistics functions, using our own facilities, employees and equipment.

The sales prices for our products are largely determined by market forces outside of our control. Our management, therefore, focuses on cost control and production enhancement to remain profitable. We endeavor to achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our focus is on seeking to remain profitable during periods of low copper prices and maximizing results in periods of high copper prices. For additional information on the sale prices of the metals we produce, please see "Metal prices" in this item 1.

Currency Information:

Unless stated otherwise, all our financial information is presented in U.S. dollars and any reference herein to "U.S. dollars", "dollars", or "$" are to U.S. dollars; references to "S/.", "nuevo sol" or "nuevos soles", are to Peruvian nuevos soles; and references to "peso", "pesos", or "Ps.", are to Mexican pesos.

Unit Information:

Unless otherwise noted, all tonnages are in metric tons. To convert to short tons, multiply by 1.102. All ounces are troy ounces. All distances are in kilometers. To convert to miles, multiply by 0.621. To convert hectares to acres, multiply by 2.47.

ORGANIZATIONAL STRUCTURE

The following chart describes our organizational structure, starting with our controlling stockholders, as of December 31, 2009. For clarity of presentation, the chart identifies only our main subsidiaries and eliminates intermediate holding companies.


Grupo Mexico, S.A.B. de C.V.
(Mexico)
100%
Americas Mining Corporation
(USA)
80.0%
Southern Copper Corporation
(USA)
99.29%
Southern Peru Copper Corporation
Peru Branch
(Peru)
99.95%
Minera Mexico, S.A. de C.V.
(Mexico)
99.98%
Mexicana de Cobre,
S.A. de C. V.
(Mexico)
99.99%
Industrial Minera
Mexico, S.A. de C.V.
(Mexico)
99.99%
Mexicana de Cananea,
S.A. de C.V.
(Mexico)

We are a majority-owned, indirect subsidiary of Grupo Mexico S.A.B. de C.V. ("Grupo Mexico"). Through its wholly-owned subsidiaries, Grupo Mexico as of December 31, 2009 owns 80.0% of our capital stock. Grupo Mexico's principal business is to act as a holding company for shares of other corporations engaged in the mining, processing, purchase and sale of minerals and other products and railway and other related services.

We conduct our operations in Peru through a registered branch (the "SPCC Peru Branch", "Branch" or "Peruvian Branch"). The SPCC Peru Branch comprises substantially all of our assets and liabilities associated with our copper operations in Peru. The SPCC Peru Branch is not a corporation separate from us and, therefore, obligations of SPCC Peru Branch are direct obligations of SCC and vice-versa. It is, however, an establishment, registered pursuant to Peruvian law, through which we hold assets, incur liabilities and conduct operations in Peru. Although it has neither its own capital nor liability separate from us, it is deemed to have equity capital for purposes of determining the economic interests of holders of our investment shares, (See Note 13 "Non-controlling interest" of our consolidated financial statements).

On April 1, 2005, we acquired Minera Mexico, the largest mining company in Mexico on a stand-alone basis, from Americas Mining Corporation ("AMC"), a subsidiary of Grupo Mexico, our controlling stockholder. Minera Mexico is a holding company and all of its operations are conducted through subsidiaries that are grouped into three units: (i) the Mexcobre Unit (ii) the Cananea Unit and (iii) the IMMSA Unit. We own 99.95% of Minera Mexico.

In 2008 and 2009, pursuant to the $500 million share repurchase program authorized by the Company's Board of Directors in 2008, the Company purchased 33.4 million shares of its Common Stock at a cost of $456.6 million. These shares will be available for general corporate purposes. The Company may purchase additional shares from time to time, based on market conditions and other factors. This repurchase program has no expiration date and may be modified or discontinued at any time.

REPUBLIC OF PERU AND MEXICO

Our revenues are derived primarily from our operations in Peru and Mexico. Risks related to the Company's operations in both countries include those associated with economic and political conditions, effects of currency fluctuations and inflation, effects of government regulations and the geographic concentration of the Company's operations.

AVAILABLE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the U.S. Securities and Exchange Commission ("SEC"). You may read and copy any document we file at the SEC's Public Reference Room at 100 F Street, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for information on the Public Reference Room. The SEC maintains a web-site that contains annual, quarterly and current reports, proxy statements and other information that issuers (including Southern Copper Corporation) file electronically with the SEC. The SEC's web-site is www.sec.gov.

Our Internet address is www.southerncoppercorp.com. Commencing with the Form 8-K dated March 14, 2003, we have made available free of charge on this internet address our annual, quarterly and current reports, as soon as reasonably practical after we electronically file such material with, or furnish it to, the SEC. Our web page includes the Corporate Governance guidelines and the charters of our most significant Board Committees. However, the information found on our website is not part of this or any other report.

CAUTIONARY STATEMENT

Forward-looking statements in this report and in other Company statements include statements regarding expected commencement dates of mining or metal production operations, projected quantities of future metal production, anticipated production rates, operating efficiencies, costs and expenditures, including taxes, as well as projected demand or supply for the Company's products. Actual results could differ materially depending upon factors including the risks and uncertainties relating to general U.S. and international economic and political conditions, the cyclical and volatile prices of copper, other commodities and supplies, including fuel and electricity, availability of materials, insurance coverage, equipment, required permits or approvals and financing, the occurrence of unusual weather or operating conditions, lower than expected ore grades, water and geological problems, the failure of equipment or processes to operate in accordance with specifications, failure to obtain financial assurance to meet closure and remediation obligations, labor relations, litigation and environmental risks, as well as political and economic risk associated with foreign operations. Results of operations are directly affected by metals prices on commodity exchanges, which can be volatile.

Additional business information follows:

COPPER BUSINESS

Copper is the world's third most widely used metal and an important component in the world's infrastructure. Copper has unique chemical and physical properties, including high electrical conductivity and resistance to corrosion, as well as excellent malleability and ductility that has made it a superior material for use in the electrical energy, telecommunications, building construction, transportation and industrial machinery businesses. Copper is also an important metal in non-electrical applications such as plumbing and roofing and, when alloyed with zinc to form brass, in many industrial and consumer applications.

Copper industry fundamentals, including copper demand, price levels and stocks, strengthened in late 2003 and copper prices continued to improve into the third quarter of 2008, from the 15-year price lows set during 2002. Late in the third quarter of 2008 the price of copper, as well as the price of other commodities, suffered a brief temporary decline as a consequence of the world financial crisis reaching price lows of $1.30 per pound in the 4th quarter of 2008. However, in 2009 the copper price improved closing the year at $3.33 per pound and as of February 19, 2010, the LME and COMEX per pound copper prices were $3.26 and $3.36, respectively.

BUSINESS REPORTING SEGMENTS:

Company management views Southern Copper as having three reportable segments and manages on the basis of these segments.

The three segments identified are groups of individual mines, each of which constitutes an operating segment, with similar economic characteristics, type of products, processes and support facilities, similar regulatory environments, similar employee bargaining contracts and similar currency risks. In addition, each mine within the individual group earns revenues from similar type of customers for their products and services and each group incurs expenses independently, including commercial transactions between groups.

Intersegment sales are based on arm's-length prices at the time of sale. These may not be reflective of actual prices realized by the Company due to various factors, including additional processing, timing of sales to outside customers and transportation cost. Added to the segment information is information regarding the Company's sales. The segments identified by the Company are:

1. Peruvian operations include the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both mines. Sales of its products are recorded as revenue of our Peruvian mines. The Peruvian operations produce copper, with production of by-product molybdenum, silver and other material.

2. Mexican open-pit operations, which include La Caridad and Cananea mine complexes and the smelting and refining plants and support facilities which service both mines. Sales of its products are recorded as revenue of our Mexican mines. The Mexican open-pit operations produce copper, with production of by-products of molybdenum, silver and other material.

3. Mexican underground mining operations include five underground mines that produce zinc, copper, silver and gold, a coal mine which produces coal and coke, and several industrial processing facilities for zinc, copper and silver. This group is identified as the IMMSA Unit and sales of its products are recorded as revenue of the IMMSA Unit.

Financial information is regularly prepared for each of the three segments and the results are reported to the Chief Operating Officer on the segment basis. The Chief Operating Officer focuses on operating income and on total assets as measures of performance to evaluate different segments and to make decisions to allocate resources to the reported segments. These are common measures in the mining industry.

Segment information is included in Item 2 "Properties", under the captions — "Metal production by segments" and "Ore Reserves." More information on business segment and segment financial information are included in Note 20 "Segment and Related Information" of our consolidated financial statements.

CAPITAL EXPANSION PROGRAM

For a description of our capital expansion program see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" — "Capital Expansion Program."

EXPLORATION ACTIVITIES

We are engaged in ongoing extensive exploration to locate additional ore bodies in Peru, Mexico and Chile. We also conduct exploration in the areas of our current mining operations. We invested $24.6 million on exploration programs in 2009, $37.0 million in 2008 and $40.2 million in 2007 and we expect to spend approximately $20.6 million in exploration expenditures in 2010.

Currently in Peru, we have direct control of 182,447 hectares of mineral rights. In Mexico, we currently hold 368,182 hectares of exploration concessions. We also currently hold 35,958 hectares of exploration concessions in Chile.

Peru

Los Chancas. The Los Chancas project, located in the department of Apurimac in southern Peru, is a copper and molybdenum porphyry deposit.

As a result of the pre-feasibility studies and after the preliminary design of the pit, estimates show 355 million tons of mineralized material with a copper content of 0.62%, 0.05% of molybdenum and 0.039 grams of gold per ton. In 2009, 40,244 meters of diamond drilling were performed as part of the complementary studies geared to define the deposit's ore reserves. In 2010, geotechnical studies will continue as part of the feasibility study.

Tantahuatay. The Tantahuatay project is located in the department of Cajamarca in northern Peru. The 2009 feasibility studies were oriented to evaluate the possibility of gold recovery from the upper part of the deposit, where a deposit of 27.1 million tons of mineralized material with an average silver content of 13.0 grams per ton and 0.89 grams of gold per ton were estimated. In 2009, the environmental impact assessment was completed and approved by the Peruvian authorities. In addition, we obtained the construction license for the mine and industrial complex. We expect to start the construction of the project by the end of 2010 or early in 2011. We have a 44.25% participation in the project.

Other Peruvian Prospects

In 2009, we continued with exploration near the Tia Maria district as well as regional exploration in the southern part of Peru.

For 2010 we are developing a program of approximately 21,000 meters of diamond drilling for some of our projects including at Cobrecancha, a copper and gold prospect, located in the central coast of Peru, at los Huallas, a copper and molybdenum prospect located in the Ayacucho region, and at Clara, a copper and gold prospect located in the Arequipa region. We will also continue with the exploration program on already defined projects in Tacna and Arequipa, as well as with programs in different mineralized strips in Peru.

Mexico

In addition to exploratory drilling programs at existing mines, we are currently conducting exploration to locate mineral deposits at various other sites in Mexico. The following are some of the more significant exploration projects:

El Arco. The El Arco site is located in the state of Baja California in Mexico. Previous exploration at the site indicate a deposit of approximately 846 million tons of mineralized material with average copper grades of 0.51% and 0.14 grams of gold as sulfide per ton, and 170 million tons of leachable mineralized materials with average copper grades of 0.35%. In 2009, we identified a water source for the leaching operation. Four production wells were tested and determined a potential water resource of approximately 200 liters per second in the area. Also six diamond drill holes have been drilled to a depth of 2,640 meters in 2009. The 2008 and 2009 drilling program indicates mineralized material, with 0.50% - 0.70% average copper grades, extending 270 meters below the previously known mineralization.

Angangueo. The Angangueo site is located in the state of Michoacan in Mexico. A deposit of 13 million tons of mineralized material has been identified with diamond drilling. Testing indicates that the deposit contains mineralized material containing 0.16 grams of gold and 262 grams of silver per ton, and is comprised of 0.79% lead, 0.97% copper and 3.5% zinc. During 2005, we received the approval for our environmental impact study and we are in the process of obtaining land use approval. During 2009, we continued negotiating with the State of Michoacan, Mexico to purchase various properties essential to our operations. A prefeasibility study, commissioned in 2009, indicated that the Angangueo project needs to upgrade the Descubridora vein with more drilling. Subsequent simulation work has indicated that Angangueo may be an economical project.

Buenavista. The Buenavista site is located in the state of Sonora, Mexico, adjacent to the Cananea ore body. Drilling and metallurgical studies have shown that the site contains approximately 36 million tons of mineralized material containing 29 grams of silver, 0.69% of copper and 3.3% of zinc per ton. A new "scoping level" study indicates that Buenavista may be an economical deposit. During 2007, 2,100 meters were drilled to upgrade the mineralized material and to acquire material for metallurgical testing. Results confirmed the previous geologic interpretation of the mineralized areas. Due to labor strike at the Cananea mine no work was performed in 2008 or 2009.

Carbon Coahuila. In Coahuila, an intensive exploration program of diamond drilling has identified two additional areas, Esperanza with a potential for more than 30 million tons of "in place" mineralized coal and Guayacan with a potential for 15 million tons of "in place" mineralized coal, that could be used for a future coal-fired power plant. During 2007 along with 5,767 meters of drilling, 23 million tons of mineralized coal resources were identified at our Nueva Rosita No. 16 concession. Due to budget constraints, exploration work on this project was deferred in 2008 and part of 2009 and as a result, only 6,338 meters were drilled during 2009 to define mineralized material for an open-pit mine in the area.

The Chalchihuites. The Chalchihuites site is located in the State of Zacatecas. It is a replacement deposit with mixed oxides and sulfides of lead, copper, zinc and silver. A drilling program, in the late nineties, defined 16 million tons of mineralized material containing 95 grams of silver, 0.36% lead, 0.69% copper and 3.08% zinc per ton. Preliminary metallurgical testing indicates a leaching precipitating-flotation recovery process that can be applied to this ore. In 2009, we started a prefeasibility study, which is expected to be completed by the end of 2010.

Pilares. In 2008, we bought Freeport-McMoran's 49% interest in Minera Pilares, S.A. de C.V. ("Minera Pilares"), giving us 100% ownership. Minera Pilares is located in the state of Sonora, ten kilometers from the town of Nacozari de Garcia and six straight line kilometers from our La Caridad mine. The work to clear and prepare the access to the Porvenir tunnel started at the end of 2008. Calculations using Mine-Sight software indicated 52.9 million tons of mineralized material, with 0.92% copper content. Because all previous mineralized material calculation was based on rotary drilling, a diamond drilling program of 9,509 meters was performed in 2009. A new mineralized material calculation, based on this drilling, will be undertaken in 2010. A "heavy medium" metallurgical test was also conducted on core from this drilling. Preliminary results indicate that preconcentration by this method may be feasible for the Pilares ore. We expect to complete the results of this testing by the second half of 2010.

Sierra de Lobos. This project is located southwest of the city of Leon, Guanajuato. Our target is to identify a copper and zinc deposit with mineralized material with average grades between 0.5% and 1.0% copper and between 5% and 7% zinc including a small contribution of gold and silver. In 2008, 1,636 meters were drilled. Results confirm the presence of copper and zinc mineralization, but an economical deposit has not yet been identified. Due to the changes in our investment program priorities no work was performed in 2009. We expect to continue work on this project in 2010.

Chile

El Salado. The El Salado prospect is located in northern Chile (Atacama area) and it corresponds to an ore body with copper and gold in veins. In 2009 a diamond drilling program totaling 3,387 meters was completed; with this program we have concluded the exploration stage and during 2010 we will evaluate the results to determine what our next steps are for this prospect.

Resguardo de la Costa. During 2009 we continued with the exploration of El Resguardo de la Costa prospect (copper-gold in veins) located also in the Atacama area and completed 1,378 meters of diamond drilling; with this program we have concluded the exploration stage and during 2010 we will evaluate the results in order to determine how to proceed with this prospect.

Ticnamar. The Ticnamar prospect, located in northern Chile, has been explored as a deposit with copper-molybdenum porphyric veins. In 2009, 3,671 meters of diamond drilling were completed. For 2010 we have budgeted 5,000 meters of diamond drilling.

Other Chilean Prospects. For 2010 a drilling program of 11,500 meters has been planned for the following prospects located in northern Chile: Catanave (epithermal gold- silver veins), Santa Marta (porphyric copper-molybdenum veins) and San Benito (porphyric copper-molybdenum veins).

PRINCIPAL PRODUCTS AND MARKETS

The principal uses of copper are in the building and construction industry, electrical and electronic products and, to a lesser extent, industrial machinery and equipment, consumer products and the automotive and transportation industries. Molybdenum is used to toughen alloy steels and soften tungsten alloy and is also used in fertilizers, dyes, enamels and reagents. Silver is used for photographic, electrical and electronic products and, to a lesser extent, brazing alloys and solder, jewelry, coinage, silverware and catalysts. Zinc is primarily used as a coating on iron and steel to protect against corrosion. It is also used to make die cast parts, in the manufacturing of batteries and in the form of sheets for architectural purposes.

Our marketing strategy and annual sales planning emphasize developing and maintaining long-term customer relationships, and thus acquiring annual or other long-term contracts for the sale of our products is a high priority. Approximately 80% of our metal production for the year 2009, 2008 and 2007, was sold under annual or longer-term contracts. Sales prices are determined based on prevailing commodity prices for the quotation period according to the terms of the contract.

We focus on the ultimate end-user customers as opposed to selling on the spot market or to trading companies. In addition, we devote significant marketing effort to diversifying our sales both by region and by customer base. We strive to provide superior customer service, including just-in-time deliveries of our products. Our ability to consistently fulfill customer demand is supported by our substantial production capacity.

For additional information on sales please see Revenue recognition on Note 2 "Summary of significant accounting policies" and Note 20 "Segment and related information" of our consolidated financial statements.

METALS PRICES

Prices for our products are principally a function of supply and demand and, except for molybdenum, are established on the Commodities Exchange, or COMEX, in New York and the London Metal Exchange or LME, the two most important metal exchanges in the world. Prices for our molybdenum products are established by reference to the publication Platt's Metals Week. Our contract prices also reflect any negotiated premiums and the costs of freight and other factors. From time to time, we have entered into hedging transactions to provide partial protection against future decreases in the market price of metals and we may do so under certain market conditions. We entered into copper derivative contracts in 2008 and 2007. During 2009 we did not enter into any copper or zinc derivative contracts and, at present, we do not have any copper or zinc swap contracts outstanding for 2010. For a further discussion of derivative instruments see Item 7A "Quantitative and Qualitative Discussion about Market Risk". For a further discussion of our products market prices, please see Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" — "Metal Prices".

The table below shows the high, low and average COMEX and LME copper prices during the last 15 years:

	Copper (COMEX)			Copper (LME)		
Year	High	Low	Average	High	Low	Average
1995	1.44	1.30	1.37	1.47	1.23	1.33
1996	1.31	0.86	1.06	1.29	0.83	1.04
1997	1.23	0.76	1.04	1.23	0.77	1.03
1998	0.86	0.64	0.75	0.85	0.65	0.75
1999	0.85	0.61	0.72	0.84	0.61	0.71
2000	0.93	0.74	0.84	0.91	0.73	0.82
2001	0.87	0.60	0.73	0.83	0.60	0.72
2002	0.78	0.65	0.72	0.77	0.64	0.71
2003	1.04	0.71	0.81	1.05	0.70	0.81
2004	1.54	1.06	1.29	1.49	1.06	1.30
2005	2.28	1.40	1.68	2.11	1.39	1.67
2006	4.08	2.13	3.10	3.99	2.06	3.05
2007	3.75	2.40	3.23	3.77	2.37	3.23
2008	4.08	1.25	3.13	4.08	1.26	3.16
2009-1st Q	1.85	1.38	1.57	1.85	1.38	1.55
2009-2nd Q	2.44	1.85	2.15	2.39	1.80	2.12
2009-3rd Q	2.95	2.15	2.66	2.94	2.19	2.65
2009-4th Q	3.33	2.67	3.03	3.33	2.66	3.02
2009	3.33	1.38	2.35	3.33	1.38	2.34

The per pound COMEX copper price during the last 5, 10 and 15 year periods averaged $2.70, $1.79 and $1.52, respectively. The per pound LME copper price during the last 5, 10 and 15 year periods averaged $2.69, $1.78 and $1.51, respectively.

At February 19, 2010, the COMEX and LME copper prices were $3.36 and $3.26 per pound, respectively.

The table below shows the high, low and average market prices for our three principal by-products during the last 15 years:

Year	Zinc(LME) High	Zinc(LME) Low	Zinc(LME) Average	Silver (COMEX) High	Silver (COMEX) Low	Silver (COMEX) Average	Molybdenum (Dealer Oxide Platt's Metals Week) High	Molybdenum Low	Molybdenum Average
1995	0.52	0.44	0.47	6.10	4.38	5.19	16.50	4.25	8.08
1996	0.48	0.45	0.47	5.82	4.67	5.18	5.25	3.13	3.79
1997	0.80	0.47	0.60	6.31	4.16	4.87	4.75	3.59	4.31
1998	0.52	0.42	0.46	7.26	4.61	5.53	4.48	2.10	3.42
1999	0.56	0.41	0.49	5.76	4.87	5.22	2.80	2.52	2.66
2000	0.58	0.46	0.51	5.55	4.56	4.97	2.92	2.19	2.56
2001	0.48	0.33	0.40	4.81	4.03	4.36	2.58	2.19	2.35
2002	0.38	0.33	0.35	5.11	4.22	4.60	7.90	2.43	3.76
2003	0.46	0.34	0.38	5.98	4.35	4.89	7.60	3.28	5.29
2004	0.58	0.43	0.48	8.21	5.51	6.68	32.38	7.35	16.20
2005	0.87	0.53	0.63	9.00	6.43	7.32	39.25	25.00	31.99
2006	2.10	0.87	1.49	14.85	8.82	11.54	28.20	21.00	24.75
2007	1.93	1.00	1.47	15.50	11.47	13.39	33.75	24.50	30.19
2008	1.28	0.47	0.85	20.69	8.80	14.97	33.88	8.75	28.42
2009-1st Q	0.59	0.48	0.53	14.49	10.42	12.63	9.50	8.13	8.94
2009-2nd Q	0.76	0.57	0.67	15.95	11.79	13.75	10.60	7.83	9.10
2009-3rd Q	0.86	0.66	0.77	17.24	12.64	14.76	18.00	10.80	14.49
2009-4th Q	1.17	0.84	1.00	19.30	16.21	17.56	13.25	10.75	11.57
2009	1.17	0.48	0.75	19.30	10.42	14.67	18.00	7.83	11.03

The per pound LME zinc price during the last 5, 10 and 15 year periods averaged $1.04, $0.73 and $0.65, respectively. The per ounce COMEX silver price during the last 5, 10 and 15 year periods averaged $12.38, $8.74 and $7.56, respectively. The per pound Platt's Metals Week Dealer Oxide molybdenum price during the last 5, 10 and 15 year periods averaged $25.28, $15.65 and $11.92, respectively.

At February 19, 2010 the LME zinc price was $1.03 per pound, the COMEX silver price was $16.41 per ounce and the Platt's Metals Week Dealer Oxide molybdenum price was $15.75 per pound.

COMPETITIVE CONDITIONS

Competition in the copper market is primarily on a price and service basis, with price being the most important consideration when supplies of copper are ample. The Company's products compete with other materials, including aluminum and plastics. For additional information, see "Item 1A – "Risk factors – The copper mining is highly competitive."

EMPLOYEES

As of December 31, 2009, we had 11,523 employees, approximately 71.2% of whom are covered by labor agreements with ten different labor unions. During the last several years, we have experienced strikes or other labor disruptions that have had an adverse impact on our operations and operating results. Our Cananea, Taxco and San Martin mines in Mexico have been on strike since July 2007.

Peru

Approximately 62% of our Peruvian labor force was unionized at December 31, 2009, represented by eight separate unions. Three of these unions, one at each major production area, represent the majority of the Company's workers. The collective bargaining agreements with these unions expire in February 2010. The Company commenced negotiations with them on February 5, 2010. Additionally, there are five smaller unions representing the balance of the unionized workers. Collective bargaining agreements for these smaller unions are in effect through November 2012.

During 2009 no additional strikes occured. In 2008, strikes in support of a mining federation strike occurred at the Company's operating areas, during which operations were close to normal.

Employees of the Toquepala and Cuajone units reside in townsites, where we have built 2,513 houses and apartments and 1,186 houses and apartments, respectively. In 1998, company housing at our Ilo unit, was sold to workers at nominal prices. We still hold 90 houses at Ilo for staff personnel. Housing, together with maintenance and utility services, is provided at minimal cost to most of our employees. Our townsite and housing complexes include schools, medical facilities, churches, social clubs, shopping, banking and other services.

Mexico

Approximately 76% of the Mexican labor force was unionized at December 31, 2009, represented by two separate unions. Under Mexican law, the terms of employment for unionized workers are set forth in collective bargaining agreements. Typically Mexican companies negotiate the salary provisions of collective bargaining agreements with the labor unions annually and negotiate other benefits every two years. The Company conducts negotiations separately at each mining complex and each processing plant.

In the last eight years the Cananea mine has experienced nine labor stoppages. The Company has tried unsuccessfully to resolve the current labor stoppage that obstructs production at Cananea. In the second quarter 2008, the Board of Directors offered all Cananea employees a severance payment in accordance with the collective bargaining agreement and applicable law. This was offered in order to award the employees a significant severance payment that allows them to choose the labor alternative that is best for each of them. During 2008, under this plan a group of employees was terminated at a cost to the Company of $15.2 million, which was recorded in cost of sales on the consolidated statement of earnings. There were no termination payments made in 2009. In accordance with FASB Codification topic 712-10-25, the Company has estimated a liability of $35.1 million, which was recorded on the consolidated balance sheet.

Due to the lengthy work stoppage the Company has performed an impairment analysis on the assets at the Cananea mine. The Company has determined through its impairment analysis that no impairment exists as of December 31, 2009. Should estimates of future copper and molybdenum prices decrease significantly, such determination could change. During 2009, the Company continued to provide periodic maintenance to the assets.

On February 11, 2010 a Mexican Federal Labor court ruled that the damages caused to the Cananea mine by the neglect and sabotage of striking workers since the commencement of the labor stopagges in July 2007 resulted in force majeure, thus providing legal basis for the termination of individual and unionized employees by the Company. The Company expects due compliance of the referred ruling by the relevant federal and state authorities and looks forward to recovering control of the Cananea mine.

Additionally, the Taxco and San Martin mines have been on strike since July 2007. It is expected that operations at these mines will remain suspended until these labor issues are resolved. On December 10, 2009 a federal tribunal confirmed the legality of the San Martin strike.

Employees of the Mexcobre and Cananea Units reside in townsites at La Caridad and Cananea, where we have built approximately 2,000 houses and apartments and 275 houses and apartments, respectively. Most of the employees of the IMMSA Unit reside on the grounds of the mining or processing complexes in which they work and where we have built approximately 900 houses and apartments. Housing, together with maintenance and utility services, is provided at minimal cost to most of our employees. Our townsites and housing complexes include educational and, in some units, medical facilities, churches, social clubs, shopping centers, banking and other services. At the Cananea Unit, health care is provided free of charge to employees, retired unionized employees and their families.

FUEL, ELECTRICITY AND WATER SUPPLIES

The principal raw materials used in our operations are fuels (including fuel oil to power boilers and generators, natural gas for metallurgical processes at our Mexican operations and diesel fuel for mining equipment), electricity and water. We believe that supplies of fuel, electricity and water are readily available. Although the prices of these raw materials may fluctuate beyond our control, we focus our efforts to reduce these costs through cost and energy saving measures.

Peru

In Peru, electric power for our operating facilities is generated by two thermal electric plants owned and operated by Enersur S.A., an independent power company ("Enersur"), a diesel and waste heat boilers plant located adjacent to the Ilo smelter and a coal plant located south of Ilo. Power generation capacity for Peruvian operations is currently 344 megawatts. In addition, we have nine megawatts of power generation capacity from two small hydro-generating installations at Cuajone. Power is distributed over a 224-kilometer closed loop transmission circuit. We obtain fuel in Peru primarily from a local producer.

In 1997, we sold our Ilo power plant to Enersur. In connection with the sale, a power purchase agreement was also completed under which we agreed to purchase all of our power needs for our Peruvian operations from Enersur for twenty years, commencing in 1997. In 2003 the agreement was amended releasing Enersur from its obligation to construct additional capacity to meet our increased electricity requirements and changing the power tariff as called for in the original agreement.

In 2009, we signed a Memorandum of Understanding ("MOU") with Enersur regarding its power supply agreement. The MOU contains new economic terms that we believe better reflect current economic conditions in the power industry and in Peru. We expect to obtain savings in our future power costs. The new economic conditions agreed in the MOU have been applied by Enersur to its invoices to us since May 2009. Additionally, the MOU includes an option for providing power for the Tia Maria project. The MOU also established a time frame in which Enersur and the Company must negotiate in good faith to settle certain pending issues, including agreeing on a power purchase agreement for the Tia Maria Project. If the parties do not settle such pending issues, SCC will be free to negotiate with third parties. However, the Company could lose the economic benefit negotiated in the MOU.

In Peru, we have water rights or licenses for up to 1,950 liters per second from well fields at Huaitire, Vizcachas and Titijones aquifers and also surface water from the Suches lake and two small water courses, namely Quebrada Honda and Quebrada Tacalaya, which together are sufficient to supply the needs of our two operating units at Toquepala and Cuajone. At Ilo, we have desalinization plants that produce water for industrial and domestic use that we believe are sufficient for our current and projected needs.

Mexico

Besides electric energy, the principal raw materials used in our operations are fuels. Natural gas is used for metallurgical processes, to power furnaces, converters, casting wheels, boilers and electric generators. Fuel oil is a backup for all these uses. Also at our operations we use diesel oil for mining equipment. Fuel, electricity and water supplies are readily available. The prices of these materials may fluctuate beyond our control since the only supplier is the Mexican government. We therefore focus our efforts to reduce these costs through cost and energy saving measures.

In Mexico, fuel is purchased directly from Petroleos Mexicanos, ("PEMEX"), the state oil monopoly. Electricity for our Mexican operations, which is used as the main energy source at our mining complexes, is purchased from the *Comision Federal de Electricidad*, the Federal Electricity Commission, or CFE, the state's electrical power producer. In addition, we recover some energy from waste heat boilers at the La Caridad smelter. Accordingly, a significant portion of our operating costs in Mexico are dependent upon the pricing policies of PEMEX and CFE, which reflect government policy as well as international market prices for crude oil, natural gas and conditions in the refinery markets. Mexcobre imports natural gas from the U.S. through its pipeline (between Douglas, Arizona and Nacozari, Sonora). This permits us to import natural gas from the United States at market prices and thereby reduce operating costs. A contract with PEMEX provides us with the option of using a monthly fixed price for a portion of our natural gas purchases.

In the last three years we entered into gas swap contracts to protect part of our gas consumption as follows:

	2009	2008	2007
Gas volume (MMBTUs)	184,000	460,000	900,000
Fixed price	$ 3.6350	$ 8.2175	$ 7.5250
Loss (in millions)	$ —	$ 0.9	$ 0.9

The losses obtained were included in the production cost. At December 31, 2009, we did not hold any open gas swap contracts.

In December 2005, we announced our plans for a 450 megawatt coal power generation plant in the state of Sonora, Mexico to supply our facilities. In 2007, we reformulated this project to increase the plant capacity to 600 megawatt. During 2008 and 2009, we continued with the feasibility study for this plant.

In Mexico, water is a national property and industries not connected to a public services water supply must obtain a water concession from *Comision Nacional del Agua* (the "National Water Commission", or "CNA"). Water usage fees are established in the *Ley Federal de Derechos (the Federal Law on Water Rights),* which distinguishes several availability zones with different fees per unit of volume according to each zone. All of our operations have one or several water concessions and, with the exception of Mexicana de Cobre, pump out the required water from one or several wells. Mexicana de Cobre pumps water from the La Angostura dam, which is close to the mine and plants. At our Cananea facility, we maintain our own wells and pay the CNA for water measured by usage. Water conservation committees have been established in each plant in order to conserve and recycle water. Water usage fees are updated on a yearly basis and have been increasing in recent years.

ENVIRONMENTAL MATTERS

For a discussion of environmental matters reference is made to the information contained under the caption "Environmental matters" in Note 14 "Commitments and contingencies" of the consolidated financial statements.

MINING RIGHTS AND CONCESSIONS

Peru

We have 243,891 hectares in concessions from the Peruvian government for our exploration, exploitation, extraction and/or production operations, distributed among our various sites as follows:

	Toquepala	Cuajone	Ilo	Other	Total
			(hectares)		
Plants	300	456	420	—	1,176
Operations	26,848	27,801	5,619	—	60,268
Exploration	3,900	6,400	4,600	167,547	182,447
Total	31,048	34,657	10,639	167,547	243,891

We believe that our Peruvian concessions are in full force and in effect under applicable Peruvian laws and that we are in compliance with all material terms and requirements applicable to these concessions. The concessions have indefinite terms, subject to our payment of concession fees of up to $3.00 per hectare annually for the mining concessions and a fee based on nominal capacity for the processing concessions. Fees paid during 2009, 2008 and 2007 were approximately $1.1 million, $1.8 million and $1.4 million, respectively. We have two types of mining concessions in Peru: metallic and non-metallic concessions. We also have water concessions for well fields at Huaitire, Titijones and Vizcachas and surface water rights from the Suches Lake, which together are sufficient to supply the needs of our Toquepala and Cuajone operating units.

In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge to be paid by mining companies in favor of the regional governments and communities where mining resources are located. Under this law, we are subject to a 1% to 3% charge, based on sales, applicable to the value of the concentrates produced in our Toquepala and Cuajone mines. We made provisions of $43.7 million, $53.9 million and $62.8 million in 2009, 2008 and 2007 respectively, for this charge. These provisions are included in cost of sales (exclusive of depreciation, amortization and depletion) on the consolidated statement of earnings.

Mexico

In Mexico we have approximately 365,931 hectares in concessions from the Mexican government for our exploration and exploitation activities as outlined in the table below.

	Underground Mines	La Caridad	Cananea	Projects	Total
			(hectares)		
Mine concessions	88,323	98,687	22,317	156,604	365,931

We believe that our Mexican concessions are in full force and in effect under applicable Mexican laws and that we are in compliance with all material terms and requirements applicable to these concessions. Under Mexican law, mineral resources belong to the Mexican nation and a concession from the Mexican federal government is required to explore or mine mineral reserves. Mining concessions have a 50-year term that can be renewed for another 50 years. Holding fees for mining concessions can be from $0.4 to $8.5 per hectare depending on the beginning date of the mining concession. Fees paid during 2009, 2008 and 2007 were approximately $2.5 million, $2.5 million and $2.2 million, respectively. In addition, all of our operating units in Mexico have water concessions that are in full force and effect. We generally own the land to which our Mexican concessions relate, although ownership is not required in order to explore or mine a concession. We also own all of the processing facilities of our Mexican operations and the land on which they are constructed.

ITEM 1A. RISK FACTORS:

Every investor or potential investor in Southern Copper Corporation should carefully consider the following risk factors.

General Risks Relating to Our Business

Our financial performance is highly dependent on the price of copper and the other metals we produce.

Our financial performance is significantly affected by the market prices of the metals that we produce, particularly the market prices of copper, molybdenum, zinc and silver. Historically, prices of the metals we produce have been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and costs of substitutes, inventory levels maintained by users, actions of participants in the commodities markets and currency exchange rates. In addition, the market prices of copper and certain other metals have on occasion been subject to rapid short-term changes.

During the last 15-year period the yearly average price of copper per pound on the COMEX ranged from a low $0.72 in 1999 and 2002, to a high $3.23 in 2007. In 2009 the COMEX copper price increased from a quarterly low of $1.57 per pound in the first quarter to a quarterly high of $3.03 per pound in the fourth quarter and closed the year at $3.33 per pound. The LME copper prices during these periods, while slightly different, closely paralleled the COMEX prices. Molybdenum, zinc and silver during the same 15-year period showed average highs and lows as follows: molybdenum $2.35 per pound, low in 2001 and $31.99 per pound, high in 2005; zinc $0.35 per pound, low in 2002 and $1.49 per pound, high in 2006; and silver $4.36 per ounce, low in 2001 and $14.97 per ounce high in 2008.

We cannot predict whether metals prices will rise or fall in the future. Further declines in metals prices and, in particular, copper or molybdenum prices, will have an adverse impact on our results of operations and financial condition, and we might, in very adverse market conditions, consider curtailing or modifying certain of our mining and processing operations.

Changes in the level of demand for our products could adversely affect our product sales.

Our revenue is dependent on the level of industrial and consumer demand for the concentrates and refined and semi-refined metal products we sell. Changes in technology, industrial processes and consumer habits may affect the level of that demand to the extent that changes increase or decrease the need for our metal products. A change in demand, including any change resulting from economic slow-downs or recessions, could impact our results of operations and financial condition.

Our actual reserves may not conform to our current estimates of our ore deposits and we depend on our ability to replenish ore reserves for our long-term viability.

There is a degree of uncertainty attributable to the calculation of reserves. Until reserves are actually mined and processed, the quantity of ore and grades must be considered as estimates only. The proven and probable ore reserves data included in this report are estimates prepared by us based on evaluation methods generally used in the mining industry. We may be required in the future to revise our reserves estimates based on our actual production. We cannot assure you that our actual reserves conform to geological, metallurgical or other expectations or that the estimated volume and grade of ore will be recovered. Market prices of our metals, increased production costs, reduced recovery rates, short-term operating factors, royalty taxes and other factors may render proven and probable reserves uneconomic to exploit and may result in revisions of reserves data from time to time. Reserves data are not indicative of future results of operations. Our reserves are depleted as we mine. We depend on our ability to replenish our ore reserves for our long-term viability. We use several strategies to replenish and increase our ore reserves, including exploration and investment in properties located near our existing mine sites and investing in technology that could extend the life of a mine by allowing us to cost-effectively process ore types that were previously considered uneconomic. Acquisitions may also contribute to increased ore reserves and we review potential acquisition opportunities on a regular basis. However, we cannot assure you that we will be able to continue with our strategy to replenish reserves indefinitively.

Our business requires levels of capital expenditures which we may not be able to maintain.

Our business is capital intensive. Specifically, the exploration and exploitation of copper and other metal reserves, mining, smelting and refining costs, the maintenance of machinery and equipment and compliance with laws and regulations require significant capital expenditures. We must continue to invest capital to maintain or to increase the amount of copper reserves that we exploit and the amount of copper and other metals we produce. We cannot assure you that we will be able to maintain our production levels to generate sufficient cash, or that we have access to sufficient financing to continue our exploration, exploitation and refining activities at or above present levels.

Restrictive covenants in the agreements governing our indebtedness and the indebtedness of our Minera Mexico subsidiary may restrict our ability to pursue our business strategies.

Our financing instruments and those of our Minera Mexico subsidiary include financial and other restrictive covenants that, among other things, limit our and Minera Mexico's abilities to incur additional debt and sell assets. If either we or our Minera Mexico subsidiary do not comply with these obligations, we could be in default under the applicable agreements which, if not addressed or waived, could require repayment of the indebtedness immediately. Our Minera Mexico subsidiary is further limited by the terms of its outstanding notes, which also restrict the Company's applicable incurrence of debt and liens. In addition, future credit facilities may contain limitations on our incurrence of additional debt and liens, on our ability to dispose of assets, or on our ability to pay dividends to our Common Stock holders.

Applicable law restricts the payment of dividends from our Minera Mexico subsidiary to us.

Minera Mexico is a Mexican company and, as such, may pay dividends only out of net income that has been approved by the shareholders. Shareholders must also approve the actual dividend payment, after mandatory legal reserves have been created and losses for prior fiscal years have been satisfied. As a result, these legal constraints may limit the ability of our Minera Mexico subsidiary to pay dividends to us, which in turn, may have an impact on our ability to service debt.

Through 2009, our management set aside $1.8 billion of unremitted earnings of its Mexican subsidiary, Minera Mexico, as appropriated retained earnings. It is our intention to indefinitely invest these funds in Mexico. These amounts are earmarked for the Company's Mexican expansion program.

Our operations are subject to risks, some of which are not insurable.

The business of mining, smelting and refining copper, zinc and other metals is subject to a number of risks and hazards, including industrial accidents, labor disputes, unusual or unexpected geological conditions, changes in the regulatory environment, environmental hazards and weather and other natural phenomena, such as earthquakes. Such occurrences could result in damage to, or destruction of, mining operations resulting in monetary losses and possible legal liability. In particular, surface and underground mining and related processing activities present inherent risks of injury to personnel and damage to equipment. We maintain insurance against many of these and other risks, which may not provide adequate coverage in certain circumstances. Insurance against certain risks, including certain liabilities for environmental damage or hazards as a result of exploration and production, is not generally available to us or other companies within the mining industry. Nevertheless recent environmental legal initiatives have considered future regulations regarding environmental damage insurance. In case such regulations come into force, we will have to analyze the need to obtain such insurance. We do not have, and do not intend to obtain, political risk insurance. These or other uninsured events may adversely affect our financial condition and results of operations.

Deliveries under our copper sales agreements can be suspended or cancelled by our customers in certain cases.

Under each of our copper sales agreements, we or our customers may suspend or cancel delivery of copper during a period of force majeure. Events of force majeure under these agreements include acts of nature, labor strikes, fires, floods, wars, transportation delays, government actions or other events that are beyond the control of the parties. Any suspension or cancellation by our customers of deliveries under our copper or other sales contracts that are not replaced by deliveries under new contracts or sales on the spot market would reduce our cash flow and could adversely affect our financial condition and results of operations.

The copper mining industry is highly competitive.

We face competition from other copper mining and producing companies around the world. We cannot assure you that competition from lower cost producers will not adversely affect us in the future.

In addition, mines have limited lives and, as a result, we must periodically seek to replace and expand our reserves by acquiring new properties. Significant competition exists to acquire properties producing or capable of producing copper and other metals.

The mining industry has experienced significant consolidation in recent years, including consolidation among some of our main competitors, as a result of which an increased percentage of copper production is from companies that also produce other products and may, consequently, be more diversified than we are. We cannot assure you that the result of current or further consolidation in the industry will not adversely affect us.

Potential changes to international trade agreements, trade concessions or other political and economic arrangements may benefit copper producers operating in countries other than Peru and Mexico, where our mining operations are currently located. We cannot assure you that we will be able to compete on the basis of price or other factors with companies that in the future may benefit from favorable trading or other arrangements.

Interruptions of energy supply or increases in energy costs and other production costs may adversely affect our results of operations.

We require substantial amounts of fuel oil, electricity and other resources for our operations. Fuel, gas and power costs constitute approximately 36% of our total 2009 production cost. We rely upon third parties for our supply of the energy resources consumed in our operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. In recent years the price of oil has risen dramatically due to a variety of factors. Disruptions in energy supply or increases in costs of energy resources or increases of other production costs could have a material adverse effect on our financial condition and results of operations.

Shortages of water supply, critical parts, equipment and skilled labor may adversely affect our operations and development projects

Our mining operations require significant quantities of water for mining, ore processing and related support facilities. Although each operation currently has sufficient water rights to cover its operational demands, the loss of some or all water rights for any of our mines or operations, in whole or in part, or shortages of water to which we have rights could require us to curtail or shut down mining production and could prevent us from pursuing expansion opportunities. Additionally, we have not yet secured adequate water rights to support all of our announced expansion projects, and our inability to secure those rights could prevent us from pursuing some of those opportunities. In addition, future shortages of critical parts, equipment and skilled labor could adversely affect our operations and development projects.

Our results and financial condition are affected by global and local market conditions.

We are subject to the risks arising from adverse changes in domestic and global economic and political conditions. Our industry is cyclical by nature and fluctuates with economic cycles, including the current global economic recession.

If the world-wide financial and economic crisis continues or intensifies, it could have an impact on our business and our financial condition. We cannot predict if the administrative and legislative actions taken in the United States and elsewhere in the world to address this situation will be successful in reducing the severity or duration of the recession. The continuation or intensification of the global economic recession and credit crisis in the financial markets may prompt banks to limit or deny lending to us or to our customers, which may have an adverse effect on our liquidity and on our ability to carry out our announced capital investment programs. Additionally, the continuation or intensification of the global economic recession and credit crisis may prompt our customers to slow down or reduce the purchase of our products. We may experience longer sales cycles, difficulty in collecting sales proceeds, and lower prices for our products. A change in the demand of our products could impact our results of operations and financial condition. We cannot provide any assurance that any of these events will not have a material adverse effect on market conditions, prices of our securities, our ability to obtain financing, and our results of operations and financial condition.

Environmental, health and safety laws, regulatory response to climate change, and other regulations may increase our costs of doing business, restrict our operations or result in operational delays.

Our exploration, mining, milling, smelting and refining activities are subject to a number of Peruvian and Mexican laws and regulations, including environmental laws and regulations, as well as certain industry technical standards. Additional matters subject to regulation include, but are not limited to, concession fees, transportation, production, water use and discharge, power use and generation, use and storage of explosives, surface rights, housing and other facilities for workers, reclamation, taxation, labor standards, mine safety and occupational health.

Environmental regulations in Peru and Mexico have become increasingly stringent over the last decade and we have been required to dedicate more time and money to compliance and remediation activities. Furthermore, Mexican authorities have become more rigorous and strict in enforcing Mexican environmental laws. We expect additional laws and regulations will be enacted over time with respect to environmental matters.

Recently, Peruvian environmental laws have been enacted imposing closure and remediation obligations on the mining industry. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by us. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. We further discuss these obligations in our Note 10 “Asset Retirement Obligation” to our consolidated financial statements. Moreover, our Mexican operations are also subject to the environmental agreement entered into by Mexico, the United States and Canada in connection with the North American Free Trade Agreement. We believe our operations are in compliance with all environmental laws and regulations within the areas we operate.

Regulatory response to climate change, restrictions, caps, taxes, or other controls on emissions of greenhouse gasses, including on emissions from the combustion of carbon-based fuels, could significantly increase our operating costs. Restrictions on emissions could also affect our customers. A number of governments or governmental bodies have introduced or are contemplating regulatory changes in response to the potential impacts of climate change. These regulatory initiatives will be either voluntary or mandatory and may impact our operations directly or through our suppliers or customers.

The potential physical impacts of climate change on our operations are highly uncertain, and would be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities, and changing temperatures. These effects may adversely impact the cost, production and financial performance of our operations.

The development of more stringent environmental protection programs in Peru and Mexico and in relevant trade agreements could impose constraints and additional costs on our operations and require us to make significant capital expenditures in the future. We cannot assure you that future legislative, regulatory or trade developments will not have an adverse effect on our business, properties, operating results, financial condition or prospects.

Our metals exploration efforts are highly speculative in nature and may be unsuccessful.

Metals exploration is highly speculative in nature, involves many risks and is frequently unsuccessful. Once mineralization is discovered, it may take a number of years from the initial phases of drilling before production is possible, during which time the economic feasibility of production may change. Substantial expenditures are required to establish proven and probable ore reserves through drilling, to determine metallurgical processes to extract the metals from the ore and, in the case of new properties, to construct mining and processing facilities. We cannot assure you that our exploration programs will result in the expansion or replacement of current production with new proven and probable ore reserves.

Development projects have no operating history upon which to base estimates of proven and probable ore reserves and estimates of future cash operating costs. Estimates are, to a large extent, based upon the interpretation of geological data obtained from drill holes and other sampling techniques, and feasibility studies that derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of the mineral from the ore, comparable facility and equipment operating costs, anticipated climatic conditions and other factors. As a result, actual cash operating costs and economic returns based upon development of proven and probable ore reserves may differ significantly from those originally estimated. Moreover, significant decreases in actual or expected prices may mean reserves, once found, will be uneconomical to produce.

Our profits may be negatively affected by currency exchange rate fluctuations.

The U.S. dollar is our functional currency and our revenues are primarily denominated in U.S. dollars. However, portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Accordingly, when inflation in Peru or Mexico increases without a corresponding devaluation of the nuevo sol or the Mexican peso our financial position, results of operations and cash flows could be adversely affected. To manage the volatility related to the risk of currency rate fluctuations, we may enter into forward exchange contracts. We cannot assure you, however, that currency fluctuations will not have an impact on our financial condition and results of operations.

Our assets, earnings and cash flows are influenced by various currencies due to the geographic diversity of our sales and the countries in which we operate. As some of our costs are incurred in currencies other than our functional currency, the U.S. dollar, fluctuations in currency exchange rates may have a significant impact on our financial results. These costs principally include electricity, labor, maintenance, local contractors and fuel. For the year ended December 31, 2009, a substantial portion of our costs were denominated in a currency other than U.S. dollar. Operating costs are influenced by the currencies of the countries where our mines and processing plants are located and also by those currencies in which the costs of equipment and services are determined. The Peruvian nuevo sol, the Mexican peso and the U.S. dollar are the currencies which most influence our costs.

Further, in the past there has been a strong correlation between copper prices and the exchange rate of the U.S. dollar. A strengthening of the U.S. dollar may therefore be accompanied by lower copper prices, which would negatively affect our financial condition and results of operations.

We may be adversely affected by challenges relating to slope stability.

Our open-pit mines get deeper as we mine them, presenting certain geotechnical challenges including the possibility of slope failure. If we are required to decrease pit slope angles or provide additional road access to prevent such a failure, our stated reserves could be negatively affected. Further, hydrological conditions relating to pit slopes, renewal of material displaced by slope failures and increased stripping requirements could also negatively affect our stated reserves. We have taken actions in order to maintain slope stability, but we cannot assure you that we will not have to take additional action in the future or that our actions taken to date will be sufficient. Unexpected failure or additional requirements to prevent slope failure may negatively affect our results of operations and financial condition, as well as have the effect of diminishing our stated ore reserves.

We may be adversely affected by labor disputes.

In the last several years we have experienced a number of strikes or other labor disruptions that have had an adverse impact on our operations and operating results. As of December 31, 2009, unions represented approximately 71% of our workforce.

In recent years our Cananea mine has experienced a number of labor stoppages. Since July 30, 2007 the mine has been on strike which continues into 2010.

Related to the Cananea strike, on January 7, 2009 the judge of the fifth district on labor matters annulled a decision favorable to the Company. The Company filed a request for a review of this ruling before an appellate federal court, which declared the strike legal on March 19, 2009. On March 20, 2009 the Company notified the Mexican Federal Labor Court of the termination of all the individual labor contracts of the Cananea workers, including the collective bargaining agreement with the Union. This decision was based upon a finding by the Mexican mining authorities that confirmed that the Cananea mine was in a force majeure situation since it was unable to operate due to severe damages caused by striking workers. On April 14, 2009, the Mexican Federal Labor Court issued a resolution approving the termination of Cananea's labor relationships with individual and unionized employees, as well as the termination of its collective bargaining agreement with its employees and with the National Mining and Metal Workers Union. This ruling has been challenged before federal tribunals. Most of individual challenges by unionized workers have been resolved by a federal tribunal, dismissing their complaint. The case presented by the National Mining and Metal Workers Union is pending before a federal tribunal.

The Company, the State of Sonora and the Mexican federal government are working to restore the necessary legal and safety conditions to resume operations at Cananea. On February 11, 2010 a Mexican Federal Labor court ruled that the damages caused to the Cananea mine by the neglect and sabotage of striking workers since the commencement of the labor stopagges in July 2007 resulted in force majeure, thus providing legal basis for the termination of individual and unionized employees by the Company. The Company expects due compliance of the referred ruling by the relevant federal and state authorities and looks forward to recovering control of the Cananea mine.

Due to the lengthy work stoppage the Company has performed an impairment analysis on the assets at the Cananea mine. The Company has determined through its impairment analysis that no impairment exists as of December 31, 2009. Should estimates of future copper and molybdenum prices decrease significantly, such determination could change. During 2009, the Company continued providing periodic maintenance to the assets.

Additionally, our Taxco and San Martin mines have been on strike since July 2007. It is expected that operations at these mines will remain suspended until these labor issues are resolved. On December 10, 2009 a federal tribunal confirmed the legality of the San Martin strike.

We cannot assure you when these strikes will be settled, or that in the future we will not experience strikes or other labor related work stoppages that could have a material adverse effect on our financial condition and results of operations.

Our new mining or metal production projects may be subject to additional costs due to community actions and other factors

Our exploration, mining, milling, smelting and refining activities are subject to Peruvian and Mexican laws and regulations, including environmental laws and regulations, as well as certain industry technical standards. As in any other country, environmental regulations in Peru and Mexico have become increasingly stringent over the last decades. In accordance with mining regulations in the countries where we operate, we have to submit an environmental impact assessment ("EIA") for all our new mining projects or expansions of existing mining operations and/or facilities. The EIA is then discussed at various open hearings with the local communities, where they have the opportunity to voice their opinion and/or concerns. In Peru, the Ministry of Energy and Mines ("MEM") usually requires the mining companies to address the questions of the communities. The MEM is the entity that approves the EIA and the execution of mining projects.

The Tia Maria project located in the Peruvian region of Arequipa, is expected to produce about 260 million pounds of SX-EW copper cathodes per year. The approved budget for the project is $934 million. Through December 31, 2009, $280 million has been invested in this project.

At the last public hearing in August 2009, some of the local communities in the surrounding area of the Tia Maria project have opposed the use of underground water for the project alleging that it could cause a shortage of water supply for the farmers in the local communities and other potential impacts. We are working with the local communities and the Peruvian authorities to respond to the communities concerns on the project and ensure that our Tia Maria mining project complies with all environmental regulations and other legal requirements in Peru. Under Peruvian law, the Company has to submit again its proposal at a third and final public hearing. This hearing scheduled to take place on February 15, 2010 has been postponed and the Company is working with the MEM to reschedule the hearing. After this, the MEM will have jurisdiction to approve the EIA or not. Construction is delayed pending this approval.

We are confident that we will continue with the Tia Maria project. However, this project, or any other project which we may undertake in the future, may be subject to additional costs or delays due to local community actions or other factors.

We are controlled by Grupo Mexico, which exercises control over our affairs and policies and whose interests may be different from yours.

Grupo Mexico owns indirectly 80% of our capital stock. Certain of our and Minera Mexico's officers and directors are also officers of Grupo Mexico. We cannot assure you that the interests of Grupo Mexico will not conflict with ours.

Grupo Mexico has the ability to determine the outcome of substantially all matters submitted for a vote to our stockholders and thus exercises control over our business policies and affairs, including the following:

- the composition of our Board of Directors and, as a result, any determinations of our Board with respect to our business direction and policy, including the appointment and removal of our officers;
- determinations with respect to mergers and other business combinations, including those that may result in a change of control;
- whether dividends are paid or other distributions are made and the amount of any dividends or other distributions;
- sales and dispositions of our assets; and
- the amount of debt financing that we incur.

Grupo Mexico reported that under its reorganization plan for Asarco, LLC ("Asarco"), it had secured financing of $1.5 billion. We cannot assure you that this increased financial obligation of our parent will not result in our parent corporation attempting to obtain increased dividends or other funding from us.

In addition, we and Minera Mexico have in the past engaged in, and expect to continue to engage in, transactions with Grupo Mexico and its other affiliates which are related party transactions and may present conflicts of interest. For additional information regarding the share ownership of, and our relationships with, Grupo Mexico and its affiliates, see Note 19 "Related Party Transactions."

We may not continue to pay a significant amount of our net income as cash dividends on our Common Stock in the future.

We have distributed a significant amount of our net income as dividends since 1996. Our dividend practice is subject to change at the discretion of our Board of Directors at any time. The amount that we pay in dividends is subject to a number of factors, including our results of operations, financial condition, cash requirements, tax considerations, future prospects, legal restrictions, contractual restrictions in credit agreements, limitations imposed by the government of Peru, Mexico or other countries where we have significant operations and other factors that our Board of Directors may deem relevant. In light of our expansion program and the current global economic conditions, it is possible that future dividend distributions will be reduced from the levels of recent years.

Risks Associated with Doing Business in Peru and Mexico

There is uncertainty as to the termination and renewal of our mining concessions.

Under the laws of Peru and Mexico, mineral resources belong to the state and government concessions are required in both countries to explore for or exploit mineral reserves. In Peru, our mineral rights derive from concessions from the Peruvian Ministry of Energy and Mines for our exploration, exploitation, extraction and/or production operations. In Mexico, our mineral rights derive from concessions granted, on a discretionary basis, by the Ministry of Economy, pursuant to the Mining Law and regulations thereunder.

Mining concessions in both Peru and Mexico may be terminated if the obligations of the concessionaire are not satisfied. In Peru, we are obligated to pay certain fees for our mining concession. In Mexico, we are obligated, among other things, to explore or exploit the relevant concession, to pay any relevant fees, to comply with all environmental and safety standards, to provide information to the Ministry of Economy and to allow inspections by the Ministry of Economy. Any termination or unfavorable modification of the terms of one or more of our concessions, or failure to obtain renewals of such concessions subject to renewal or extensions, could have a material adverse effect on our financial condition and prospects.

Peruvian economic and political conditions may have an adverse impact on our business.

A significant part of our operations are conducted in Peru. Accordingly, our business, financial condition or results of operations could be affected by changes in economic or other policies of the Peruvian government or other political, regulatory or economic developments in Peru. During the past several decades, Peru has had a history of political instability that has included military coups and a succession of regimes with differing policies and programs. Past governments have frequently intervened in the nation's economy and social structure. Among other actions, past governments have imposed controls on prices, exchange rates and local and foreign investment as well as limitations on imports, have restricted the ability of companies to dismiss employees, have expropriated private sector assets (including mining companies), have prohibited the remittance of profits to foreign investors.

For further discussion of contributions that the Company agreed to make to support the development of Peru and Peruvian legislation imposing royalty charges on mining companies, see "Regional Development Contribution" and "Royalty Charge" in our Note 14 "Commitments and Contingencies" to our consolidated financial statements.

Terrorism in Peru was a risk in the 1980s and 1990s due to the presence of Sendero Luminoso's, or Shining path and the Movimiento Revolucionario Tupac Amaru's or Tupac Amaru Revolutionary Movement political activities. In the past decade (2000s) a few isolated terrorist incidents, mainly related to drug activities, have occurred in rural areas where drugs are processed.

Because we have significant operations in Peru, we cannot provide any assurance that political developments and economic conditions in Peru and/or terrorist activity will not have a material adverse effect on market conditions, prices of our securities, our ability to obtain financing, and our results of operations and financial condition.

Mexican economic and political conditions may have an adverse impact on our business.

A significant part of our operations are based in Mexico. In the past, Mexico has experienced both prolonged periods of weak economic conditions and dramatic deterioration in economic conditions, characterized by exchange rate instability and significant devaluation of the peso, increased inflation, high domestic interest rates, a substantial outflow of capital, negative economic growth, reduced consumer purchasing power and high unemployment. An economic crisis occurred in 1995 in the context of a series of internal disruptions and political events including a large current account deficit, civil unrest in the southern state of Chiapas, the assassination of two prominent political figures, a substantial outflow of capital and a significant devaluation of the peso.

Because we have significant operations in Mexico, we cannot provide any assurance that political developments and economic conditions in Mexico will not have a material adverse effect on market conditions, prices of our securities, our ability to obtain financing, and our results of operations and financial condition.

Peruvian inflation, reduced economic growth and fluctuations in the nuevo sol exchange rate may adversely affect our financial condition and results of operations.

Over the past several decades, Peru has experienced periods of high inflation, slow or negative economic growth and substantial currency devaluation. The inflation rate in Peru, as measured by the *Indice de Precios al Consumidor* (Consumer Price Index) and published by the *Instituto Nacional de Estadistica e Informatica*, (National Institute of Statistics and Informatics), has fallen from a high of 7,649.7% in 1990 to 0.2% in 2009. The Peruvian currency has been devalued numerous times during the last 20 years. The devaluation rate has decreased from a high of 4,019.3% in 1990 to a revaluation of 8.0% in 2009. Our revenues are primarily denominated in U.S. dollars and our operating expenses are partly denominated in U.S. dollars. If inflation in Peru were to increase without a corresponding devaluation of the nuevo sol relative to the U.S. dollar, our financial position and results of operations, and the market price of our Common Stock, could be affected. Although the Peruvian government's economic policy reduced inflation and the Peruvian economy has experienced significant growth in recent years, we cannot assure you that inflation will not increase from its current level or that such growth will continue in the future at similar rates or at all.

Among the economic circumstances that could lead to a devaluation of the nuevo sol is the decline of Peruvian foreign reserves to inadequate levels. However, Peru's foreign reserves at December 31, 2009, were $33.1 billion as compared to $31.2 billion and $27.7 billion at December 31, 2008 and 2007, respectively. We cannot assure that Peru will be able to maintain adequate foreign reserves to meet its foreign currency denominated obligations or that Peru will not devalue its currency should its foreign reserves decline.

Mexican inflation, restrictive exchange control policies and fluctuations in the peso exchange rate may adversely affect our financial condition and results of operations.

Although all of our Mexican operations' sales of metals are priced and invoiced in U.S. dollars, a substantial portion of our Mexican operations' cost of sales are denominated in pesos. Accordingly, when inflation in Mexico increases without a corresponding devaluation of the peso, as it did in 2000, 2001 and 2002, the net income generated by our Mexican operations is adversely affected.

The annual inflation rate in Mexico was 3.6% in 2009, 6.5% in 2008 and 3.8% in 2007. The Bank of Mexico has publicly announced a target of 5% inflation for 2010. At the same time, the peso has been subject in the past to significant devaluation, which may not have been proportionate to the inflation rate and may not be proportionate to the inflation rate in the future. The value of the peso increased by 3.5% in 2009, decreased by 24.5% in 2008 and increased by 0.1% in 2007.

While the Mexican government does not currently restrict the ability of Mexican companies or individuals to convert pesos into dollars or other currencies, in the future, the Mexican government could impose a restrictive exchange control policy, as it has done in the past. We cannot assure you that the Mexican government will maintain its current policies with regard to the peso or that the peso's value will not fluctuate significantly in the future. The imposition of such exchange control policies could impair Minera Mexico's ability to obtain imported goods and to meet its U.S. dollar-denominated obligations and could have an adverse effect on our business and financial condition.

Developments in other emerging market countries and in the United States may adversely affect the prices of our Common Stock and our debt securities.

The market value of securities of companies with significant operations in Peru and Mexico is, to varying degrees, affected by economic and market conditions in other emerging market countries. Although economic conditions in such countries may differ significantly from economic conditions in Peru or Mexico, as the case may be, investors' reactions to developments in any of these other countries may have an adverse effect on the market value or trading price of the securities, including debt securities, of issuers that have significant operations in Peru or Mexico.

In addition, in recent years economic conditions in Mexico have increasingly become correlated to U.S. economic conditions. Therefore, adverse economic conditions in the United States could also have a significant adverse effect on Mexican economic conditions, including the price of our Common Stock or debt securities.

We cannot assure you that the market value or trading prices of our Common Stock and debt securities, will not be adversely affected by events in the United States or elsewhere, including in emerging market countries.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

We were incorporated in Delaware in 1952. Our corporate offices in the United States are located at 11811 North Tatum Blvd. Suite 2500, Phoenix, Arizona 85028. Our telephone number in Phoenix, Arizona is (602) 494-5328. Our corporate offices in Mexico are located in Mexico City and our corporate offices in Peru are located in Lima. Our website is www.southerncoppercorp.com. We believe that our existing properties are in good condition and suitable for the conduct of our business.

REVIEW OF OPERATIONS

The following maps set forth the locations of our principal mines, smelting facilities and refineries. We operate open-pit copper mines in the southern part of Peru — at Toquepala and Cuajone — and in Mexico, principally at La Caridad and Cananea. We also operate five underground mines that produce zinc, copper, silver and gold, as well as a coal mine and a coke oven.


Mexico
Cananea
La Caridad
Santa Eulalia
Nueva Rosita Coal Complex
Santa Barbara
San Martin
Charcas
San Luis Potosi
Taxco
Peru
Cuajone
Ilo
Toquepala
Key
Mines
Smelters and Refineries

EXTRACTION, SMELTING AND REFINING PROCESSES

Our operations include open-pit and underground mining, concentrating, copper smelting, copper refining, copper rod production, solvent extraction/electrowinning (SX/EW), zinc refining, sulfuric acid production, molybdenum concentrate production and silver and gold refining. The extraction and production process are summarized below.

OPEN-PIT MINING

In an open-pit mine, the production process begins at the mine pit, where waste rock, leaching ore and copper ore are drilled and blasted and then loaded onto diesel-electric trucks by electric shovels. Waste is hauled to dump areas and leaching ore is hauled to leaching dumps. The ore to be milled is transported to the primary crushers.

UNDERGROUND MINING

In an underground mine, the production process begins at the stopes, where copper, zinc and lead veins are drilled and blasted and the ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing.

CONCENTRATING

The copper ore with a copper grade over 0.4% from the primary crusher or the copper, zinc and lead-bearing ore from the underground mines is transported to a concentrator plant where gyratory crushers break the ore into sizes no larger than three-quarters of an inch. The ore is then sent to a mill section where it is ground to the consistency of fine powder. The finely ground ore is mixed with water and chemical reagents and pumped as a slurry to the flotation separator where it is mixed with certain chemicals. In the flotation separator, reagents solution and air pumped into the flotation cells cause the minerals to separate from the waste rock and bubble to the surface where they are collected and dried.

If the bulk concentrated copper contains molybdenum it is first processed in a molybdenum plant as described below under "Molybdenum Production."

COPPER SMELTING

Copper concentrates are transported to a smelter, where they are smelted using a furnace, converter and anode furnace to produce either copper blister (which is in the form of cakes with air pockets) or copper anodes (which are cleaned of air pockets). At the smelter, the concentrates are mixed with flux (a chemical substance intentionally included for high temperature processing) and then sent to reverberatory furnaces producing copper matte and slag (a mixture of iron and other impurities). Copper matte contains approximately 65% copper. Copper matte is then sent to the converters, where the material is oxidized in two steps: (i) the iron sulfides in the matte are oxidized with silica, producing slag that is returned to the reverberatory furnaces, and (ii) the copper contained in the matte sulfides is then oxidized to produce copper that, after casting, is called blister copper, containing approximately 98% to 99% copper, or anodes, containing approximately 99.7% copper. Some of the blister and anode production is sold to customers and the remainder is sent to the refinery.

COPPER REFINING

Anodes are suspended in tanks containing sulfuric acid and copper sulfate. A weak electrical current is passed through the anodes and chemical solution and the dissolved copper is deposited on very thin starting sheets to produce copper cathodes containing approximately 99.99% copper. During this process, silver, gold and other metals (for example, palladium, platinum and selenium), along with other impurities, settle on the bottom of the tank (anodic slime). This anodic slime is processed at a precious metal plant where selenium, silver and gold are recovered.

COPPER ROD PLANT

To produce copper rod, copper cathodes are first smelted in a furnace and then dosified in a casting machine. The dosified copper is then extruded and passed through a cooling system that begins solidification of copper into a 60×50 millimeter copper bar. The resulting copper bar is gradually stretched in a rolling mill to achieve the desired diameter. The rolled bar is then cooled and sprayed with wax as a preservation agent and collected into a rod coil that is compacted and sent to market.

SOLVENT EXTRACTION/ELECTROWINNING (SX/EW)

An alternative to the conventional concentrator/smelter/refinery process is the leaching and SX/EW process. During the SX/EW process, certain types of low-grade ore with a copper grade under 0.4% are leached with sulfuric acid to allow copper content recovery. The acid and copper solution is then agitated with a solvent that contains chemical additives that attract copper ions. As the solvent is lighter than water, it floats to the surface carrying with it the copper content. The solvent is then separated using an acid solution, freeing the copper. The acid solution containing the copper is then moved to electrolytic extraction tanks to produce copper cathodes. Refined copper can be produced more economically (though over a longer period) and from lower grade ore using the SX/EW process instead of the traditional concentrating, smelting and refining process.

MOLYBDENUM PRODUCTION

Molybdenum is recovered from copper-molybdenum concentrates produced at the concentrator. The copper-molybdenum concentrate is first treated with a thickener until it becomes slurry with 60% solids. The slurry is then agitated in a chemical and water solution and pumped to the flotation separator. The separator creates a froth that carries molybdenum to the surface but not the copper mineral (which is later filtered to produce copper concentrates containing approximately 27% copper). The molybdenum froth is skimmed off, filtered and dried to produce molybdenum concentrates of approximately 58% contained molybdenum.

ZINC REFINING

Metallic zinc is produced through electrolysis using zinc concentrates and zinc oxides. Sulfur is eliminated from the concentrates by roasting and the zinc oxide is dissolved in sulfuric acid solution to eliminate solid impurities. The purified zinc sulfide solution is treated by electrolysis to produce refined zinc and to separate silver and gold, which are recovered as concentrates.

SULFURIC ACID PRODUCTION

Sulfur dioxide gases are produced in the copper smelting and zinc roasting processes. As a part of our environmental preservation program, we treat the sulfur dioxide emissions at two of our Mexican plants and at Peruvian processing facilities to produce sulfuric acid, some of which is, in turn, used for the copper leaching process, with the rest sold to mining and fertilizer companies located principally in Mexico, Peru, United States, Chile and other countries.

SILVER AND GOLD REFINING

Silver and gold are recovered from copper, zinc and lead concentrates in the smelters and refineries, and from slimes through electrolytic refining.

KEY PRODUCTION CAPACITY DATA:

All production facilities are owned by the Company. The following table sets forth as of December 31, 2009, the locations of production facilities by reportable segment, the processes used, as well as the key production and capacity data for each location:

Facility Name	Location	Process	Nominal Capacity (1)	2009 Production	2009 Capacity Use
PERUVIAN OPEN-PIT UNIT					
Mining Operations					
Cuajone Open-pit Mine	Cuajone (Peru)	Copper ore milling and recovery, copper and molybdenum concentrate production	87.0 ktpd – Milling	83.0 ktpd	95.4%
Toquepala Open-pit Mine	Toquepala (Peru)	Copper ore milling and recovery, copper and molybdenum concentrate production	60.0 ktpd – Milling	60.4 ktpd	100.0%
Toquepala SX-EW Plant	Toquepala (Peru)	Leaching, solvent extraction and cathode electro winning	56.0 ktpy – Refined	38.0 ktpy	67.9%
Processing Operations					
Ilo Copper Smelter	Ilo (Peru)	Copper smelting, blister, anodes production	1,200.0 ktpy – Concentrate feed	1,127.5 ktpy	94.0%
Ilo Copper Refinery	Ilo (Peru)	Copper refining	280 ktpy – Refined cathodes	262.2 ktpy	93.6%
Ilo Acid Plants	Ilo (Peru)	Sulfuric Acid	1,050 ktpy - Sulfuric acid	1,077.0 ktpy	102.6%
Ilo Precious Metals Refinery	Ilo (Peru)	Slime recovery & processing, gold & silver refining	320 tpy	349 tpy	109.1%
MEXICAN OPEN-PIT UNIT					
Cananea Open-Pit Mine (2)	Sonora (Mexico)	Copper Ore milling & recovery, copper concentrate production	76.7 ktpd – Milling	—	—
Cananea SX-EW I, II Plants (2)	Sonora (Mexico)	Leaching, solvent extraction & refined cathode electrowinning	54.8 ktpy (combined)	—	—
La Caridad Open-Pit Mine	Sonora (Mexico)	Copper ore milling & recovery, copper & molybdenum concentrate production	90.0 ktpd – Milling	90.7 ktpd	100.8%
La Caridad SX-EW Plant	Sonora (Mexico)	Leaching, solvent extraction & cathode electro winning	21.9 ktpy – Refined	23.2 ktpy	105.9%
Processing Operations					
La Caridad Copper Smelter (3)	Sonora (Mexico)	Concentrate smelting, anode production	1,000 ktpy – Concentrate feed	466.0 ktpy	46.6%
La Caridad Copper Refinery (3)	Sonora (Mexico)	Copper refining	300 ktpy Copper cathode	117.1 ktpy	39.0%
La Caridad Copper Rod Plant (3)	Sonora (Mexico)	Copper rod production	150 ktpy Copper rod	60.1 ktpy	40.1%
La Caridad Precious Metals Refinery (3)	Sonora (Mexico)	Slime recovery & processing, gold & silver refining	2.8 ktpy – Slime	0.7 ktpy	25%

La Caridad Sulfuric Acid Plant (3)	Sonora (Mexico)	Sulfuric acid	1,565.5 ktpy – Sulfuric acid	485.7 ktpy	31.0%
IMMSA UNIT					
Underground Mines					
Charcas	San Luis Potosi (Mexico)	Copper, zinc, lead milling, recovery & concentrate production	1,460 ktpy - Milled ore	1,161.9 ktpy	79.6%
San Martin (2)	Zacatecas (Mexico)	Lead, zinc, copper & silver mining, milling recovery & concentrate production	1,606 ktpy - Milled ore	—	—
Santa Barbara	Chihuahua (Mexico)	Lead, copper and zinc mining & concentrates production	2,190 ktpy - Milled ore	1,542.1 ktpy	70.4%
Santa Eulalia	Chihuahua (Mexico)	Lead & zinc mining and milling recovery & concentrate production	547.5 ktpy - Milled ore	306.2 ktpy	55.9%
Taxco (2)	Guerrero (Mexico)	Lead, zinc silver & gold mining recovery & concentrate production	730 ktpy - Milled ore	—	—
Nueva Rosita Coal & Coke Complex(4)	Coahuila (Mexico)	Clean coal production	900 ktpy clean coal 100 ktpy coke	106.2 ktpy 70.4 ktpy	11.8% 70.4%
Processing Operations					
San Luis Potosi Copper Smelter	San Luis Potosi (Mexico)	Concentrate smelting, blister production	60 ktpy concentrate feed 24.0 ktpy blister production	19.9 ktpy 20.0 ktpy	33.2% 83.3%
San Luis Potosi Zinc Refinery	San Luis Potosi (Mexico)	Zinc concentrates refining	105.0 ktpy zinc cathode	98.7 ktpy	94.0%
San Luis Potosi Sulfuric Acid Plant	San Luis Potosi (Mexico)	Sulfuric acid	180.0 ktpy sulfuric acid	174.6 ktpy	97.0%

ktpd = thousands of tons per day
ktpy = thousands of tons per year
Tpy = tons per year

(1) Our estimates of actual capacity contemplating normal operating conditions with allowance for normal downtime for repairs and maintenance and based on the average metal content for the relevant period.
(2) During 2009, there was no production at the Cananea, Taxco and San Martin mines, due to strikes.
(3) The 2009 capacity utilization at the La Caridad processing facilities was reduced by the lack of materials from the Cananea mine, which was on strike.
(4) At December 31, 2009, the coal reserves for the Nueva Rosita coal plant were 99,507,000 tons with average sulfur content of 1.1% and a BTU content of 8,491 per pound.

PROPERTY BOOK VALUE

At December 31, 2009, net book values of property are as follows (in millions):

Peruvian operations:		
Cuajone	$	427.6
Toquepala		563.7
Tia Maria project		280.0
Ilo and other support facilities		641.9
Property in progress		113.1
Total	$	2,026.3
Mexican open-pit operations:		
Cananea	$	533.7
La Caridad		1,056.6
Property in progress and other facilities		25.5
Total	$	1,615.8
Mexican IMMSA Unit:		
San Luis Potosi	$	38.1
Zinc electrolytic refinery		67.8
Charcas		16.3
San Martin		30.9
Santa Barbara		61.8
Taxco		5.5
Santa Eulalia		15.0
Nueva Rosita		21.7
Property in progress and other facilities		21.3
Total	$	278.4

SUMMARY OPERATING DATA

The following table sets out certain operating data underlying our financial and operating information for each of the periods indicated.

	Year Ended December 31,		
	2009	2008	2007
COPPER (thousand pounds):			
Mined			
Peru open-pit			
Toquepala	280,263	251,651	310,560
Cuajone	416,562	432,249	401,498
SX-EW Toquepala	83,691	85,537	80,844
Mexico open-pit			
La Caridad	225,975	213,691	225,443
Cananea	—	13,591	140,896
SX-EW La Caridad	51,182	48,422	50,072
SX-EW Cananea	—	20,811	76,265
IMMSA Unit	12,396	11,949	19,961
Total Mined	**1,070,069**	**1,077,901**	**1,305,539**
Smelted			
Peru open-pit			
Blister Ilo	19,270	—	20,466
Anodes Ilo	742,475	675,903	511,906
Mexico open-pit			
Anodes La Caridad	307,880	379,000	446,894
IMMSA Unit			
Blister IMMSA	43,903	41,881	45,894
Total Smelted	**1,113,528**	**1,096,784**	**1,025,160**
Refined			
Peru Open-pit			
Cathodes Ilo	578,096	548,381	393,297
SX-EW Toquepala	83,690	88,511	88,920
Mexico Open-pit			
Cathodes La Caridad	258,233	309,366	382,152
SX-EW La Caridad	51,182	48,422	50,072
SX-EW Cananea	—	20,811	76,265
Total Refined	**971,201**	**1,015,491**	**990,706**
Rod Mexico Open-pit			
La Caridad	132,435	168,172	212,978
Total Rod	**132,435**	**168,172**	**212,978**

SILVER (thousand ounces)			
Mined			
Peru Open-pit			
Toquepala	1,788	1,591	2,047
Cuajone	2,584	2,482	2,219
Mexico Open-pit			
La Caridad	2,052	1,796	1,893
Cananea	—	81	798
IMMSA Unit	6,778	6,366	8,272
Total Mined	**13,202**	**12,316**	**15,229**
Refined			
Peru Open-pit — Ilo	3,270	2,971	2,657
Mexico Open-pit — La Caridad	6,505	4,386	3,539
IMMSA Unit	3,314	3,484	3,805
Total Refined	**13,089**	**10,841**	**10,001**
MOLYBDENUM (thousand pounds)			
Mined			
Toquepala	7,932	10,289	13,730
Cuajone	11,669	9,793	8,424
La Caridad	21,597	16,052	13,578
Total Mined	**41,198**	**36,134**	**35,732**
ZINC (thousand pounds)			
Mined IMMSA	243,456	235,718	266,787
Refined IMMSA	217,570	210,365	200,105

SLOPE STABILITY:

Peruvian Operations

The Toquepala and Cuajone pits are approximately 825 meters and 800 meters deep, respectively, under the present mine plan configuration both pits will reach a depth of 1,200 meters. The deepening pit presents us with a number of geotechnical challenges. Perhaps the foremost concern is the possibility of slope failure, a possibility that all open-pit mines face. In order to maintain slope stability, in the past we have decreased pit slope angles, installed additional or duplicate haul road access, and increased stripping requirements. We have also responded to hydrological conditions and removed material displaced by a slope failure. There is no assurance that we will not have to take these or other actions in the future, any of which may negatively affect our results of operations and financial condition, as well as have the effect of diminishing our stated ore reserves. To meet the geotechnical challenges relating to slope stability of the open-pit mines, we have taken the following steps:

In the late 1990's we hosted round table meetings in Vancouver, B.C. with a group of recognized slope stability and open-pit mining specialists. The agenda for these meetings was principally a review of pit design for mines with greater than 700 meter depth. The discussions included practices for monitoring, data collection and blasting processes.

Based on the concepts defined at the Vancouver meetings, we initiated slope stability studies to define the mining of reserves by optimum design. These studies were performed by outside consultants and included slope stability appraisals, evaluation of the numerical modeling, slope performance and inter-ramp angle design and evaluation of hydrological conditions.

The studies were completed in 2000 and we believe we implemented the study recommendations. One of the major changes implemented was slope angle reduction at both mines, Toquepala by an average of five degrees and Cuajone by an average of seven degrees. Although this increased the waste included in the mineable reserve calculation, it also improved the stability of the pits.

In the Toquepala mine in 2007 we installed 20 meter wide geotechnical berms every 10 benches. We believe this will further strengthen the stability of the Toquepala pit.

Since 1998, a wall depressurization program has been in place in both pits. This consists of a horizontal drilling program, which improves drainage thereby reducing saturation and increasing wall stability. Additionally, a new blasting control program was put in place, implementing vibration monitoring and blasting designs of low punctual energy. Also a new slope monitoring system was implemented using reflection prisms, deformation inclinometers and piezometers for water level control, as well as real-time robotic monitoring equipment.

In 2009 some programs of oriented and conventional geotechnical drilling were executed in the Toquepala mine, including inclined and vertical drills, totaling 2,296 meters.

To increase the possibility of mining in the event of a slide, we have provided for two ramps of extraction for each open-pit mine.

While these measures cannot guarantee that a slope failure will not occur, we believe that our mining practices are sound and that the steps taken and the ongoing reviews performed are a prudent methodology for open-pit mining.

Mexican operations

In 2004, our 15-year mine plan study for the La Caridad mine was awarded to an independent consulting firm to conduct a geotechnical evaluation. The purpose of the plan was to develop a program of optimum bench design and inter-ramp slope angles for the open-pit. A number of recommendations and observations were presented by the consultants. These included a recommendation of a maximum average bench face angle of 72 degrees. Additionally, single benching was recommended for the upper sections of the west, south and east walls of the main pit. Likewise, double benching was recommended for the lower levels of the main pit and single benching for the upper slope segments that consist of either alluvial material, mine waste dumps or mineralized stockpile material. Alternatively, slopes in these types of materials, may be designed with an overall 37 degree slope. We are currently reviewing these recommendations, but since final pit limits have not been yet established at La Caridad, all current pit walls are effectively working slopes. Geostructural and geotechnical data collected at the open-pit mine from cell-mapping and oriented-core drilling databases provided the basis for the geotechnical evaluation and recommendations. We are also collecting new information related to geotechnical data from the latest drilling in 2009.

A geotechnical evaluation, of the Cananea 15-year pit slope design, was prepared by an independent mine consulting firm. Results of the study included slope design angles by sectors as well as recommendations related to slope stability. Currently, the mine is in the second phase of a geohydrological study. This is a follow-up study of a phase 1 open-pit dewatering assessment completed by independent water management consultants in 2004. A third phase of the study, which addresses pit dewatering design, and drilling of peripheral monitoring boreholes and dewatering test wells, will follow and is expected to be completed in 2010. The recommendations proposed by the consulting firms in Phases 1 and 2, have been implemented.

METAL PRODUCTION BY SEGMENTS

Set forth below are descriptions of the operations and other information relating to the operations included in each of our three segments.

PERUVIAN OPERATIONS

Our Peruvian segment operations include the Cuajone and Toquepala mine complexes and the smelting and refining plants, industrial railroad which links Ilo, Toquepala and Cuajone and port facilities.

Following is a map indicating the approximate location of, and access to, our Cuajone and Toquepala mine complexes as well as our Ilo processing facilities:


N
Graphic Scale
TITICACA LAKE
AREQUIPA
MOQUEGUA
CUAJONE MINE
TOQUEPALA MINE
TAILS DAM
SMELTER
ILO
PACIFIC
OCEAN
BOLIVIA
TACNA
CHILE
LIMA
LEGEND
INTL. BORDER
PROVINCIAL BORDER
MAIN HIGHWAY
RURAL ROAD
SPCC RAILROAD
MAIN CITIES
SPCC FACILITIES
Peruvian Mines and Processing Facilities
Date: January 2010
Scale: Graphic (km)

Cuajone

Our Cuajone operations consist of an open-pit copper mine and a concentrator located in southern Peru, 30 kilometers from the city of Moquegua and 840 kilometers from Lima. Access to the Cuajone property is by plane from Lima to Tacna (1:20 hours) and then by highway to Moquegua and Cuajone (3:30 hours). The concentrator has a milling capacity of 87,000 tons per day. Overburden removal commenced in 1970 and ore production commenced in 1976. Our Cuajone operations utilize a conventional open-pit mining method to collect copper ore for further processing in our concentrator.

The table below sets forth 2009, 2008 and 2007 production information for our Cuajone operations:

		2009	2008	2007
Mine annual operating days		365	366	365
Total material mined	(kt)	117,939	118,054	116,438
Total ore mined	(kt)	32,030	30,217	28,310
Copper grade	(%)	0.677	0.751	0.755
Molybdenum grade	(%)	0.023	0.022	0.022
Leach material mined (1)	(kt)	11	—	—
Leach material grade	(%)	0.515	—	—
Stripping ratio	(x)	2.68	2.91	3.11
Total material milled	(kt)	32,049	30,250	28,352
Copper recovery	(%)	87.06	86.38	85.10
Molybdenum recovery	(%)	72.5	66.2	61.1
Copper concentrate	(kt)	718.9	759.1	706.7
Molybdenum concentrate	(kt)	9.6	8.1	7.0
Copper concentrates average grade	(%)	26.28	25.83	25.77
Molybdenum concentrate average grade	(%)	55.06	54.89	54.57
Copper in concentrate	(kt)	188.95	196.1	182.1
Molybdenum in concentrate	(kt)	5.3	4.4	3.8

Key: kt = thousand tons
x = ratio obtained dividing waste plus leachable material by ore mined
(1) No oxide material was mined in 2008 and 2007.
Copper and molybdenum grades are referred to as total copper grade and total molybdenum grade, respectively.

Major Cuajone mine equipment includes eleven 290-ton capacity trucks, twenty 218-ton capacity trucks and seven 231-ton capacity trucks, three 56-cubic yard capacity shovels, one 73-cubic yard shovel, one 42-cubic yard shovel (estimated use in 2010 is 10%), one 33-cubic yard capacity front loader, four electric drills and one on standby. Auxiliary equipment: seven wheel bulldozers, seven Caterpillar bulldozers, two 988 CAT front loaders, one 966 CAT front loader and three motorgraders. We continuously improve and renovate our equipment.

Geology

The Cuajone porphyry copper deposit is located on the western slopes of Cordillera Occidental, in the southern-most Andes Mountains of Peru. The deposit is part of a mineral district that contains two additional known deposits, Toquepala and Quellaveco. The copper mineralization at Cuajone is typical of porphyry copper deposits.

The Cuajone deposit is located approximately 28 kilometers from the Toquepala deposit and is part of the Toquepala Group dated 60 to 100 million years (Upper Cretaceous to Lower Tertiary). The Cuajone lithology includes volcanic rocks from Cretaceous to

Quaternary. There are 32 rock types including, pre-mineral rocks, balsaltic andesite, porphyritic rhyolite, Toquepala dolerite and intrusive rocks, including diorite, porphyritic latite, breccias and dikes. In addition, the following post-mineral rocks are present, the Huaylillas formation which appears in the south-southeast side of the deposit and has been formed by conglomerates, tuffs, traquites and agglomerates. These formations date 17 to 23 million years and are found in the Toquepala Group as discordance. The Chuntacala formation which dates 9 to 14 million years and is formed by conglomerates, flows, tuffs and agglomerates placed gradually in some cases and in discordance in others. Also Quaternary deposits are found in the rivers, creeks and hills. The mineralogy is simple with regular grade distribution and vertically funnel-shaped. Ore minerals include chalcopyrite ($CuFeS_2$), chalcosine (Cu_2S) and molybdenite (MoS_2) with occasional galena, tetraedrite and enargite as non economical ore.

Mine exploration

Exploration activities during the drill campaign in 2009 are as follows:

Studies	Meters	Holes	Notes
Infill drilling	2,169	17	To obtain additional information to improve confidence in our block model.
Geotechnical holes	1,651	5	To improve geotechnical information
Total	3,820	22	

Concentrator

Our Cuajone operations use state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.40% is loaded onto rail cars and sent to the milling circuit, where giant rotating crushers reduce the size of the rocks to approximately one-half of an inch. The ore is then sent to the ball mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells to produce foam for floating the copper and molybdenum minerals, but splitting waste material called tailings. This copper-molybdenum bulk concentrate then is treated by inverse flotation where molybdenum is floated and copper is depressed. The copper concentrate is shipped by rail to the smelter at Ilo and the molybdenum concentrate is packaged for shipment to customers. Sulfides under 0.40% copper are considered waste.

Tailings are sent to thickeners where water is recovered. The remaining tailings are sent to the Quebrada Honda dam, our principal tailings storage facility.

Major Cuajone concentrator plant equipment includes: one primary crusher, three secondary crushers, seven tertiary crushers, eleven primary ball mills, four ball mills for re-grinding rougher concentrate; one vertical mill for re-grinding rougher concentrate; thirty 100 cubic feet cells for rougher flotation; four 160 cubic feet cells for rougher flotation; five 60 cubic feet cells for cleaner scavenger; six 1350 cubic feet cells for cleaner scavenger; fourteen 300 cubic feet cells for cleaner scavenger; eight column cells; one Larox filter press and one FLS Smith filter press; two thickeners for copper-molybdenum and copper concentrates; three tailings thickeners; one high-rate tailings thickener and six pumps for recycling reclaimed water.

A major mill expansion was completed in 1999 and the eleventh primary mill was put in operation in January 2008. We believe the plant's equipment is in good physical condition and currently in operation.

Toquepala

Our Toquepala operations consist of an open-pit copper mine and a concentrator. We also refine copper at the SX/EW facility through a leaching process. Toquepala is located in southern Peru, 30 kilometers from Cuajone and 870 kilometers from Lima. Access is by plane from Lima to the city of Tacna (1:20 hours) and then by the Pan-American highway to Camiara (1:20 hours) and by road to Toquepala (1 hour). The concentrator has a milling capacity of 60,000 tons per day. The SX/EW facility has a production capacity of 56,000 tons per year of LME grade A copper cathodes. Overburden removal commenced in 1957 and ore production commenced in 1960. Our Toquepala operations utilize a conventional open-pit mining method to collect copper ore for further processing in our concentrator.

The table below sets forth 2009, 2008 and 2007 production information for our Toquepala operations:

		2009	2008	2007
Mine annual operating days		365	366	365
Total material mined	(kt)	149,287	131,646	130,267
Total ore mined	(kt)	21,685	21,356	20,889
Copper grade	(%)	0.655	0.608	0.759
Molybdenum grade	(%)	0.028	0.036	0.046
Leach material mined	(kt)	86,692	74,286	90,521
Leach material grade	(%)	0.223	0.226	0.235
Estimated leach recovery	(%)	25.61	26.34	26.89
SX/EW cathode production (from SCC material)	(kt)	38.0	38.8	36.7
Third parties copper sulfate processed	(kt)	—	5.6	15.2
Average copper grade on copper sulfate	(%)	—	23.88	24.16
SX/EW cathode production from third parties	(kt)	—	1.3	3.7
Stripping ratio	(x)	5.88	5.16	5.24
Total material milled	(kt)	21,700	21,328	20,906
Copper recovery	(%)	89.44	88.03	88.78
Molybdenum recovery	(%)	60.2	60.93	64.39
Copper concentrate	(kt)	466.4	419.7	521.9
Molybdenum concentrate	(kt)	6.6	8.5	11.4
Copper concentrate average grade	(%)	27.3	27.20	26.99
Molybdenum concentrate average grade	(%)	54.54	54.91	54.60
Copper in concentrate	(kt)	127.1	114.1	140.9
Molybdenum in concentrate	(kt)	3.6	4.7	6.2

Key: kt = thousand tons
x = ratio obtained dividing waste plus leachable material by ore mined.
Copper and molybdenum grades are referred to as total copper grade and total molybdenum grade, respectively.

Major mine equipment at Toquepala includes twenty-six 290-ton capacity trucks, five 231-ton capacity trucks, eighteen 218-ton capacity trucks, one 60-cubic yard capacity shovel, three 56 cubic-yard capacity shovels, three 73-cubic yard capacity shovels, one 20-ton capacity shovel, six electric rotary drills, one Down the Hole (DTH) drill for pre-split and one front-end loader with a capacity of 37 tons.

We continuously improve and renovate our equipment. In 2009, we put into operation one electric rotary drill, three 73-cubic yard capacity shovels and seven new Komatsu 930E 290-ton capacity trucks with improved haul efficiency.

Geology

The Toquepala porphyry copper deposit is located on the western slopes of Cordillera Occidental, in the southern-most Andes Mountains of Peru. The deposit is part of a mineral district that contains two additional known deposits, Cuajone and Quellaveco.

The Toquepala deposit is in the southern region of Peru, located on the western slope of the Andes mountain range, approximately 120 kilometers from the border with Chile. This region extends into Chile and is home to many of the worlds most significant known copper deposits. The deposit is in a territory with intrusive and eruptive activities of rhyolitic and andesitic rocks which are 70 million years old (Cretaceous-Tertiary) and which created a series of volcanic lava. The lava is composed of rhiolites, andesites and volcanic agglomerates with a western dip and at an altitude of 1,500 meters. These series are known as the Toquepala Group. Subsequently, different intrusive activities occurred which broke and smelted the rocks of the Toquepala Group. These intrusive activities resulted in diorites, granodiorites and dikes of porphyric dacite. Toquepala has a simple mineralogy with regular copper grade distribution. Economic ore is found as disseminated sulfurs throughout the deposit as veinlets, replenishing empty places or as small aggregates. Ore minerals include chalcopyrite (CuFeS2), chalcosine (Cu2S) and molybdenite (MoS2). A secondary enrichment zone is also found with thicknesses between 0 and 150 meters.

Mine Exploration

Exploration activities during the drill campaign in 2009 are as follows:

Studies	Meters	Holes	Notes
Infill and lateral body delimitation (leach and ore of Phase II)	14,710	27	To obtain additional information to improve confidence in the block model.
To define depth and location of potential surfaces of fault.	2,296	13	Holes were performed for better understanding the behavior of the Micalao fault system.
Total	17,006	40	

Concentrator

Our Toquepala concentrator operations use state-of-the-art computer monitoring systems in order to coordinate inflows and optimize operations. Material with a copper grade over 0.40% is loaded onto rail cars and sent to the crushing circuit, where rotating crushers reduce the size of the rocks by approximately 85%, to less than one-half of an inch. The ore is then sent to the rod and ball mills, which grind it in a mix with water to the consistency of fine powder. The finely ground powder mixed with water is then transported to flotation cells. Air is pumped into the cells producing a froth, which carries the copper mineral to the surface but not the waste rock, or tailings. The bulk concentrate with sufficient molybdenum content is processed to recover molybdenum by inverse flotation. This final copper concentrate with a content of approximately 27.5% of copper is filtered in order to get 8.5% moisture. Concentrates are then shipped by rail to the smelter at Ilo.

Tailings are sent to thickeners where water is recovered. The remaining tailings are sent to the Quebrada Honda dam, our principal tailings storage facility.

Major concentrator plant equipment at Toquepala include one primary crusher, three secondary crushers, six tertiary crushers, eight rod mills, thirty-three ball mills, one distributed control system, one expert grinding system, forty-two flotation cells, fifteen column cells, seventy-two Agitair 1.13 cubic meter cells, two Larox pressure filters, five middling thickeners, two conventional tailings thickeners, three high-rate tailings thickeners, one tripper car, one track tractor and a recycled water pipe line.

SX/EW Plant

The SX/EW facility at Toquepala produces grade A LME electrowon copper cathodes of 99.999% purity from solutions obtained by leaching low-grade ore stored at the Toquepala and Cuajone mines. The leach plant commenced operations in 1995 with a design capacity of 35,629 tons per year of copper cathodes. In 1999 the capacity was expanded to 56,000 tons per year.

Copper oxides from Cuajone with a copper grade higher than 0.343%, with an acid solubility index higher than 20% and a cyanide solubility index higher than 50% are leached. In Toquepala, the leach material cutoff grade is 0.081% and therefore material with a total copper grade between 0.081% and 0.40% are leached.

Major equipment at the Cuajone SX plant includes one primary jaw crusher and one secondary cone crusher with a capacity of 390 tons per hour. In addition, the plant has one agglomeration mill, one front end loader and three 109-ton capacity trucks for hauling to the leach dumps. Copper in solution produced in Cuajone is sent to Toquepala through an eight-inch pipe laid alongside the Cuajone-Toquepala railroad track.

Major equipment at the Toquepala plant includes three spray systems and five pregnant solution (PLS) ponds, each with its own pumping system to send the solution to the SX/EW plant. The plant also has three lines of SX, each with a nominal capacity of 1,068 cubic meters per hour of pregnant solution and 162 electrowinning cells.

Plant and equipment are supported by a maintenance plan and a quality management system to assure good physical condition and high availability. The SX/EW plant management quality system (including leaching operations) has been audited periodically since 2002 by an external audit company, and found to be in compliance with the requirements of the ISO 9001-2000 standard.

Processing Facilities - Ilo

Our Ilo smelter and refinery complex is located in the southern part of Peru, 17 kilometers north of the city of Ilo, 121 kilometers from Toquepala, 147 kilometers from Cuajone, and 1,240 kilometers from the city of Lima. Access is by plane from Lima to Tacna (1:20 hours) and then by highway to the city of Ilo (two hours). Additionally, we maintain a port facility in Ilo, from which we ship our product and receive supplies. Product shipped and supplies received are moved between Toquepala, Cuajone and Ilo on our industrial railroad.

Smelter

Our Ilo smelter produces copper anodes for the refinery we operate as part of the same facility. Copper produced by the smelter exceeds the refinery's capacity and the excess is sold to other refineries around the world. The nominal installed capacity of the smelter is 1,200,000 tons of concentrate per year.

Copper concentrates from Toquepala and Cuajone are transported by railroad to the smelter, where they are smelted using an ISASMELT furnace, converters and anode furnaces to produce copper anodes with 99.7% copper. At the smelter, the concentrates are mixed with flux and other material and sent to the ISASMELT furnace producing a mixture of copper matte and slag which is tapped through a taphole to either of two rotary holding furnaces, where these smelted phases will be separated. Copper matte contains approximately 62% copper. Copper matte is then sent to the four Pierce Smith converters, where the material is oxidized in two steps: (1) the iron sulfides in the matte are oxidized with oxygen enriched air and silica is added producing slag that is sent to the slag cleaning furnaces, and (2) the copper contained in the matte sulfides is then oxidized to produce blister copper, containing approximately 99.3% copper. The blister copper is refined in two anode furnaces by oxidation to remove sulfur with compressed air injected into the bath. Finally, the oxygen content of the molten copper is adjusted by reduction with injection of liquefied petroleum gas with steam into the bath. Anodes, containing approximately 99.7% copper are cast in two casting wheels.

The table below sets forth 2009, 2008 and 2007 production and sales information for our Ilo smelter plant:

		2009	2008	2007
Concentrate smelted	(kt)	1,127	1,003	846
Average copper recovery	(%)	97.4%	97.10%	96.59%
Blister production	kt	8.8	—	9.3
Average blister grade	(%)	99.407%	—	99.369%
Anode production	(kt)	337.7	307.5	232.9
Average anode grade	(%)	99.721%	99.704%	99.698%
Sulfuric acid produced	(kt)	1,077	959	771
Blister sales	(kt)	11.7	—	9.3
Anode sales	(kt)	17.7	10.0	14.1
Average blister sales price	($/lb)	2.49	—	3.20
Average anode sales price	($/lb)	2.38	1.84	2.87

Key: kt = thousand tons

The off gases from the smelter are treated to recover over 92% of the incoming sulfur received in the concentrates producing 98.5% sulfuric acid. The gas stream from the smelter with 11.34% SO_2 is split between two plants: The No. 1 acid plant (single absorption/single contact) and the No. 2 plant (double absorption/double contact). Approximately, 16% of the acid produced is used at our facilities with the balance sold to third parties. We anticipate that our internal usage will be over 80% when the Tia Maria project begins operation.

The smelter also has two oxygen plants. Plant No. 1, with 254 tons per day of production capacity and Plant No.2, with 1,045 tons per day of capacity.

In addition, the smelter includes a seawater intake system, two desalinization plants to provide water for the process, an electric substation and a new system of centralized controls using advanced computer technology.

Refinery

The refinery consists of a receiving and preparing anode facility, an electrolytic plant, a precious metal plant and a number of ancillary installations. The refinery is producing grade A copper cathode of 99.998% purity. The nominal capacity is 280,000 tons per year. Anodic slimes are recovered from the refining process and then sent to the precious metals facility to produce refined silver, refined gold and commercial grade selenium.

Anodes are suspended in tanks containing an aqueous solution of sulfuric acid and copper sulfate. A low voltage but high amperage electrical current is passed through the anodes, chemical solution and cathodes, in order to dissolve copper which is deposited on initially very thin starting sheets increasing its thickness to produce high grade copper cathodes containing at least 99.99% copper. During this process, silver, gold and other metals, including palladium, platinum and selenium, along with other impurities, settle on the bottom of the tank in form of anodic slime. This anodic slime is processed in a precious metal plant where silver, gold and selenium are recovered.

The table below sets forth 2009, 2008 and 2007 production and sales information for our Ilo refinery and precious metals plants:

		2009	2008	2007
Cathodes produced	(kt)	262.2	248.7	178.4
Average copper grade	(%)	99.998%	99.986%	99.998%
Refined silver produced	(000 Kg)	101.7	92.4	82.7
Refined gold produced	(kg)	342.0	152.9	296.0
Commercial grade selenium produced	(t)	56.0	44.2	35.4
Average cathodes sales price	($/lb)	2.31	2.95	3.20
Average silver sales price	($/oz)	13.87	14.20	12.30
Average gold sales price	($/oz)	941.18	833.59	692.29

Key: kt = thousand tons

Major equipment at the refinery includes one electrolytic plant, with 926 commercial cells, fifty-two starting sheet cells, sixteen primary liberator cells, twenty-four secondary liberator cells, an anodic slime treatment circuit (includes leaching and centrifugation), and an electrolytic bleeding off system by railroad to Toquepala's leaching plants.

Main equipment at the precious metals plant includes one selenium reactor, one tilting Copella furnace, twenty-four silver electrorefining cells including an induction furnace for shots and silver ingots production and one hydrometallurgical system for gold recovery.

The refinery also has these facilities:

(1) Production control: Provides sampling and sampling preparation for samples coming from the operating units as well as SX/EW, smelter and external services.
(2) Laboratory: Provides sample analysis services throughout the Company, including the analysis of final products like copper cathodes, electrowon cathodes, copper concentrates and oil analysis.
(3) Maintenance: Responsible for maintenance of all equipment involved in the process.
(4) Auxiliary facilities: Includes one desalinization plant to produce fresh water and a Babcock boiler to produce steam used in the refinery, one Gonella boiler and two stand-by KMH boilers.

Other facilities in Ilo are a coquina plant with a production capacity of 200,000 tons per year of seashells and a lime plant with a capacity of 80,000 tons per year. We also operate an industrial railroad to haul production and supplies between Toquepala, Cuajone and Ilo.

The industrial railroad's main equipment includes fifteen locomotives of different types including 4000HP EMD's SD70, 3000HP EMD's GP40-3, 2250HP GE U23B and others. The rolling stock has approximately 502 cars of different types and capacities, including ore concentrate cars, gondolas, flat cars, dump cars, boxcars, tank cars and others. The track runs in a single 214 kilometer standard gauge line and supports a 30-ton axle load. The total length of the track system is around 257 kilometers including main yards and sidings.

The infrastructure includes 27 kilometers of track under tunnels and one concrete bridge. The industrial railroad includes a car repair shop which is responsible for maintenance and repair of the car fleet. Annual tonnage transported is approximately 5.5 million metric tons.

MEXICAN OPERATIONS

Following is a map indicating the approximate locations of our Mexican mines and processing facilities:



LEGEND
UNDERGROUND MINES / COAL
OPEN PIT MINES
PLANTS - SMELTERS AND REFINERIES
MAIN EXPLORATION PROJECTS
INTERNATIONAL BORDER
STATE BORDER
United States of America
Gulf of California
Gulf of México
Pacific Ocean
Guatemala
110°
100°
30°
20°
N
MEXICAN MINES AND PROCESSING FACILITIES
Date: January 2009
Scale: Graphic (km)

MEXICAN OPEN-PIT SEGMENT

Our Mexican open-pit segment operations combines two units of Minera Mexico, Mexcobre and Mexcananea, which includes La Caridad and Cananea mine complexes and smelting and refining plants and support facilities which service both complexes.

Following is a map indicating the approximate location of, and access to, our Mexican open-pit mine complexes as well as our processing facilities:



ARIZONA
U. S. A.
MEXICO
Cananea Mine
La Caridad Mine
UNITED STATES OF AMERICA
CANANEA MINE
LA CARIDAD MINE
HERMOSILLO
CHIHUAHUA
MEXICO
GULF OF MEXICO
PACIFIC OCEAN
MEXICO D. F.
GUATEMALA
MAP SHOWING LOCATION AND ACCESS TO CANANEA AND LA CARIDAD MINES AND FACILITIES
Date: January 2009

Cananea

Except for very brief periods, Cananea has been on strike since July 2007. Please see the Company efforts and the current developments of the strike in Note 14 "Commitments and contingencies" to our consolidated financial statements.

The Cananea mining unit operates an open-pit copper mine, a concentrator and two SX/EW plants. It is located 100 air-kilometers northwest of La Caridad and 40 kilometers south of the Arizona U.S.-Mexican border. It lies on the outskirts of the Cananea townsite. Cananea is connected by paved highways to the border city of Agua Prieta to the northeast, to the town of Nacozari in the southeast, and to the town of Imuris to the west. Cananea is also connected by railway to Agua Prieta and Nogales. A municipal airport is located approximately 20 kilometers to the northeast of Cananea.

The concentrator has a nominal milling capacity of 76,700 tons per day. The SX/EW facility has a cathode production capacity of 54,750 tons per year. The Cananea ore body is considered one of the world's largest porphyry copper deposits. Cananea is the oldest continuously operated copper mine in North America, with operations dating back to 1899. High grade ore deposits in the district were mined exclusively using underground methods. The Anaconda Company acquired the property in 1917. In the early 1940s Anaconda started developing the first open-pit in Cananea. In 1990, through a public auction procedure, Minera Mexico acquired 100% of the Cananea mining assets for $475 million. Cananea is currently applying conventional open-pit mining methods to extract copper ore for further processing in the concentrator. Two leach ore crushers and the corresponding belt conveying systems are used to convey the leachable material to the heaps. Likewise, run-off mine leachable ore is hauled by trucks to the leach dumps.

The following table shows 2009, 2008 and 2007 production information for Cananea:

		2009	2008	2007
Mine annual operating days (1)		—	88	211
Total material mined	(kt)	—	4,820	74,672
Total ore mined	(kt)	—	1,271	12,545
Copper grade	(%)	—	0.628	0.630
Leach material mined	(kt)	—	2,965	39,198
Leach material grade	(%)	—	0.285	0.272
Estimated leach recovery	(%)	—	65.5	65.5
SX/EW cathode production	(kt)	—	9.4	34.6
Stripping ratio	(x)	—	2.79	4.95
Total material milled	(kt)	—	1,233	12,571
Copper concentrate	(kt)	—	24.5	229.8
Copper concentrate average grade	(%)	—	25.14	27.81
Copper in concentrate	(kt)	—	6.2	63.9
Copper recovery	(%)	—	79.65	81.22

Key:kt = thousand tons
x = ratio obtained dividing waste plus leachable material by ore mined.
The copper grade is total grade.

(1) The following table summarizes the estimated production losses at our Cananea mine due to the strike:

	2009	2008	2007
Days of strike	365	278	154
Estimated strike production loss (tons):			
Copper in concentrates	120	129	55
SX/EW cathode production	56	59	24

Major Cananea mine equipment includes 44 trucks for ore hauling with individual capacities ranging from 240 to 360 tons, eight shovels with individual capacities ranging from 30 to 70 cubic yards, and mine auxiliary equipment including, seven drillers, five front loaders, five motor graders and twenty-four tractors.

Geology

The Cananea mining district lies on the southern cordilleran orogen, which extends from southern Mexico to northwestern United States. It also falls within the Basin and Range metallogenic province. Geological and structural features in the district are representative of large, disseminated type, porphyry copper deposits. A calcareous sedimentary sequence of lower Paleozoic age, lithologically correlated with a similar section in southeastern Arizona, uncomformably overlies Precambrian granite basement. The entire section was covered by volcanic rocks of Mesozoic age and later intruded by deep seated granodiorite batholith of Tertiary age, with further quartz monzonite porphyry differentiates of Laramide age.

Mineralization in the district is extensive covering a surface area of approximately 30 square kilometers. An early pegmatitic stage associated with bornite-chalcopyrite-molybdenite assemblage was followed by a widespread flooding of hydrothermal solutions with quartz- pyrite-chalcopyrite. A pervasive quartz-sericite alteration is evident throughout the district's igneous rock fabric.

An extensive and economically important zone of supergene enrichment, with disseminated and stockworks of chalcocite (Cu_2S), developed below the iron oxide capping. This zone coincides with the topography and has an average thickness of 300 meters. A mixed zone of secondary and primary sulfides underlay the chalcocite blanket. The hypogene mineralization, principally chalcopyrite, ($CuFeS_2$), extensively underlies the orebody. Molybdenite occurs throughout the deposit and the content tends to increase with depth.

The Cananea copper porphyry is considered world-class and unique. The deepest exploration results in the core of the deposit have confirmed significant increase in copper grades. Similar porphyry copper deposits usually contain lower grades at depth. The district is also unique for the occurrence of high-grade breccia pipes, occurring in clusters following the trend of the district.

Current dimensions of the mineralized ore body are 5x3 kilometers, and projects to more than 1 kilometer at depth. Considering the geological and economic potential of the Cananea porphyry copper deposit, it is expected that the operation can support a sizeable increase in copper production capacity.

Mine Exploration

Due to Cananea's illegal work stoppage, there were no exploration programs developed during 2008 and 2009. Assuming settlement of the work stoppage, the core drilling program in the areas adjacent to the deposit will be continued in 2010 in order to define areas where leach and waste will be deposited.

Concentrator

Cananea uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. Material with a copper grade over 0.38% is loaded onto trucks and sent to the milling circuit, where giant rotating crushers reduce the size of the ore to approximately one-half of an inch. The ore is then sent to the ball and bar mills, which grind it to the consistency of fine powder. The finely ground powder is agitated in a water and reagents solution and is then transported to flotation cells. Air is pumped into the cells producing a froth, which carries the copper mineral to the surface but not the waste rock, or tailings. Recovered copper, with the consistency of froth, is filtered and dried to produce copper concentrates with an average copper content of approximately 28%. Concentrates are then shipped by rail to the smelter at La Caridad.

The Cananea concentrator plant, with a milling capacity of 76,700 tons per day, consists of two primary crushers, four secondary crushers, ten tertiary crushers, ten primary mills, an expert control system, five mills for re-grinding, 103 primary flotation cells, ten column cells, seventy exhaustion flotation cells, seven thickeners and three ceramic filters. In addition, the facility has 48 wells and a pumping station for fresh water supply, a tailings dam and a reclaimed water pumping station.

SX/EW Plant

The Cananea Unit operates a leaching facility and two SX/EW plants. All copper ore with a grade lower than the mill cut-off grade of 0.38%, but higher than 0.25% copper, is delivered to the leach dumps. A cycle of leaching and resting occurs for approximately five years to achieve a 62.5% recovery in the run-of-mine dumps and three years for the crushed leach material to achieve a 73% recovery.

The Cananea Unit currently maintains 21.0 million cubic meters of pregnant leach solution in inventory with a concentration of approximately 1.82 grams of copper per liter.

Major equipment at I and II SX-EW plants includes two crushing systems (No.1 and No.2). Crushing system No. 1 has a capacity of 32,000 tons per day and includes an apron feeder, a conveyor belt feeder, eight conveyor belt systems and a distributor car. Crushing system No. 2 has a capacity of 48,000 tons per day and includes one crusher, a conveyor belt feeder, four conveyor belts and a distributing car. There are three irrigation systems for the dumps and eleven dams for the pregnant leach solution (PLS). Plant I has four solvent extraction tanks with a nominal capacity of 16,000 liters per minute of PLS and 52 electrowinning cells and has a daily production capacity of 30 tons of copper cathodes with 99.999% purity. Plant II has five trains of solvent extraction with a nominal capacity of 55,000 liters per minute of PLS and 216 cells distributed in two bays and has a daily production capacity of 120 tons of copper cathodes with 99.9% purity.

We intend to increase the Cananea Unit's production of copper cathodes with a new SX/EW plant, (SXEW III) with an annual capacity of 33,000 tons. The plant would produce copper cathodes of ASTM grade 1 or LME grade A. The project includes the installation of storage for deliverables required for operation of the plant and the installation of an emergency power plant and a fire protection system. Due to the ongoing strike at Cananea, this project has been put on hold until we satisfactorily resolve the labor issue.

La Caridad

The La Caridad complex includes an open-pit mine, concentrator, smelter, copper refinery, precious metals refinery, rod plant, SX/EW plant, lime plant and two sulfuric acid plants.

La Caridad mine and mill are located about 23 kilometers southeast of the town of Nacozari de Garcia in northeastern Sonora. Nacozari is about 264 kilometers northeast of the Sonora state capital of Hermosillo and 121 kilometers south of the U.S.-Mexico border. Nacozari is connected by paved highway with Hermosillo and Agua Prieta and by rail with the international port of Guaymas, and the Mexican and United States rail systems. An airstrip with a reported runway length of 2,500 meters is located 36 kilometers north of Nacozari, less than one kilometer away from the La Caridad copper smelter and refinery. The smelter and the sulfuric acid plants, as well as the refineries and rod plant, are located approximately 24 kilometers from the mine. Access is by paved highway and by railroad.

The concentrator began operations in 1979, the molybdenum plant was added in 1982, the smelter in 1986, the first sulfuric acid plant in 1988, the SX/EW plant in 1995, the second sulfuric acid plant in 1997, the copper refinery in 1997, the rod plant in 1998, and the precious metals refinery in 1999.

The table below sets forth 2009, 2008 and 2007 production information for La Caridad:

		2009	2008	2007
Mine annual operating days		365	366	365
Total material mined	(kt)	85,491	85,739	80,819
Total ore mined	(kt)	32,952	31,779	30,970
Copper grade	(%)	0.378	0.380	0.408
Molybdenum grade	(%)	0.0460	0.0380	0.0377
Leach material mined	(kt)	35,093	38,053	30,017
Leach material grade	(%)	0.234	0.235	0.252
Estimated leach recovery	(%)	46.18	50.84	34.44
SX/EW cathode production	(kt)	23.2	22.0	22.7
Total material milled	(kt)	33,099	31,587	31,129
Stripping ratio	(x)	1.59	1.70	1.61
Copper concentrate	(kt)	453.7	421.5	423.0
Molybdenum concentrate	(kt)	18.0	13.7	11.2
Copper concentrate average grade	(%)	22.59	23.00	24.18
Molybdenum concentrate average grade	(%)	54.51	53.02	54.83
Copper in concentrate	(kt)	102.5	96.9	102.3
Molybdenum in concentrate	(kt)	9.8	7.3	6.2
Copper recovery	(%)	82.02	80.70	80.43
Molybdenum recovery	(%)	65.87	60.59	52.54

Key: kt = thousand tons
x = ratio obtained dividing waste plus leachable material by ore mined
The copper and molybdenum grade are total grade. The molybdenum grade value corresponds to molybdenum disulfide (molybdenite); molybdenum recovery is at present about 65.87%.

Major mine equipment includes twenty-seven trucks for ore hauling with capacity of 240 tons, six shovels with a capacity of 43 cubic yard. Loading and auxiliary equipment include six drillers, five front loaders, three motorgraders and twenty tractors.

Geology

The La Caridad deposit is a typical porphyry copper and molydenum deposit as seen also in the southwestern basin of United States. The La Caridad mine uses a conventional open-pit mining method. The ore body is at the top of a mountain, which gives La Caridad the advantage of a relative low waste-stripping ratio, natural pit drainage and relative short haul for both ore and waste. The mining method involves drilling, blasting, loading and haulage of ore mill and waste to the primary crushers and the leach materials and waste to dumps, respectively.

La Caridad deposit is located in northeastern Sonora, Mexico. The deposit is situated near the crest of the Sierra Juriquipa, about 23 kilometers southeast of the town of Nacozari, Sonora, Mexico. The Sierra Juriquipa rises to elevations of around 2,000 meters in the vicinity of La Caridad and is one of the many north-trending mountain ranges in Sonora that form a southern extension of the basin and range province.

The La Caridad porphyry copper-molydenum deposit occurs exclusively in felsic to intermediate intrusive igneous rocks and associated breccias. Host rocks include diorite and granodiorite. These rocks are intruded by a quartz monzonite porphyry stock and by numerous breccia masses, which contain fragments of all the older rock types.

Supergene enrichment, consisting of complete to partial chalcosite (Cu_2S) replacement of chalcopyrite ($CuFeS_2$). The zone of supergene enrichment occurs as a flat and tabular blanket with an average diameter of 1,700 meters and thickness generally between 0 and 90 meters.

Economic ore is found as disseminated sulfurs within the central part of the deposit. Sulfide-filled breccias cavities are most abundant in the intrusive breccia. This breccia-cavity mineralization occurs as sulfide aggregates which have crystallized in the spaces separating breccia clasts. Near the margins of the deposit, mineralization occurs almost exclusively in veinlets. Ore minerals include chalcopyrite (CuFeS2), chalcosite (Cu_2S) and molybdenite (MoS_2).

Mine Exploration

The La Caridad ore body has been mined for over 30 years. The extent of the model area is approximately 6,000 meters by 4,000 meters with elevation ranging from 750 to 1,800 meters.

Sixteen drilling campaigns have been conducted on the property since 1968. These campaigns drilled a total of 3,317 drill holes: 1,154 were diamond drill holes and 2,163 were reverse circulation. We have also drilled some hammer and percussion drill holes. A total of 603,290 meters have been drilled through December 2009.

In 2008, La Caridad finished a large exploration program of 50,000 meters. The target was to reach to the 900 level in order to reduce the drilling space and to define the copper and molybdenum mineralization continuity and also carry out metallurgical testing for the flotation and leaching processes. There was no exploration program in 2009. However, in 2010, we plan an exploration program of 15,000 meters with the objective of further defining the copper and molybdenum mineralization continuity.

Concentrator

La Caridad uses state-of-the-art computer monitoring systems at the concentrator, the crushing plant and the flotation circuit in order to coordinate inflows and optimize operations. The concentrator has a current capacity of 90,000 tons of ore per day.

Ore extracted from the mine with a copper grade over 0.30% is sent to the concentrator and is processed into copper concentrates and molybdenum concentrates. The copper concentrates are sent to the smelter and the molybdenum concentrate is exported. The molybdenum recovery plant has a capacity of 2,000 tons per day of copper-molybdenum concentrates. The lime plant has a capacity of 340 tons of finished product per day.

La Caridad concentrator plant has a milling capacity of 90,000 tons per day and consists of two primary crushers, six secondary crushers, twelve tertiary crushers, twelve ball mills, a master milling control system, 100 primary flotation cells, four re-grinding mills, 96 cleaning flotation cells, twelve thickeners and six drum filters.

SX/EW Plant

Approximately 572.84 million tons of leaching ore with an average grade of approximately 0.251% copper have been extracted from the La Caridad open-pit mine and deposited in leaching dumps from May 1995 to December 31, 2009. All copper ore with a grade lower than the mill cut-off grade 0.30%, but higher than 0.15% copper, is delivered to the leaching dumps. In 1995, we completed the construction of a SX/EW facility at La Caridad that has allowed processing of this ore and certain leach ore reserves that were not mined and has resulted in a reduction in our copper production costs. The SX/EW facility has an annual capacity of 21,900 tons of copper cathodes.

The La Caridad SX-EW plant has nine irrigation systems for the dumps and two PLS dams, a container of heads that permits the combination of the solutions of both dams and feeds the SX/EW plant with a more homogenous concentration. The plant has three trains of solvent extraction with a nominal capacity of 2,070 cubic meters per hour and 94 electrowinning cells distributed in one single electrolytic bay. The plant has a daily production capacity of 62 tons of copper cathodes with 99.999% purity.

Processing Facilities — La Caridad

Our La Caridad complex includes a smelter, an electrolytic copper refinery, a precious metal refinery and a copper rod plant. The distance between this complex and the La Caridad mine is approximately 24 kilometers.

Smelter

Copper concentrates from Cananea and La Caridad are transported by rail and truck, respectively, to the La Caridad smelter where they are processed and cast into copper anodes of 99.2% purity. Sulfur dioxide off-gases collected from the flash furnace, the El Teniente converter and conventional converters are processed into sulfuric acid, at two sulfuric acid plants. Approximately 2% to 3% of this acid is used by our SX-EW plants and the balance is sold to third parties.

Almost all of the anodes produced in the smelter are sent to the La Caridad copper refinery. The actual installed capacity of the smelter is 1,000,000 tons per year, a capacity that is sufficient to treat all the concentrates of the La Caridad and Cananea mining complexes. The smelter includes a flash type concentrates drier, a steam drier, a flash furnace, one El Teniente modified converter furnace, two electric slag-cleaning furnaces, three Pierce-Smith converters, three rafinnate furnaces and two casting wheels. The anode production capacity is 300,000 tons per year.

Refinery

La Caridad includes an electrolytic copper refinery that uses permanent cathode technology. The installed capacity of the refinery is 300,000 tons per year. The refinery consists of an anode plant with a preparation area, an electrolytic plant with an electrolytic cell house with 1,115 cells and 32 liberator cells, two cathode stripping machines, an anode washing machine, a slime treatment plant and a number of ancillary installations. The refinery is producing grade A copper cathode of 99.99% purity. Anodic slimes are recovered from the refining process and sent to the slimes treatment plant where additional copper is extracted. The slimes are then filtered, packed and shipped to the La Caridad precious metals refinery to produce silver and gold.

The operations of the precious metal refinery are divided into two stages: (i) the antimony is eliminated from the slime, and (ii) the slime is dried in a steam dryer. After this the dried slime is smelted and a gold and silver alloy is obtained, which is known as dore. The precious metal refinery plant has a hydrometallurgical stage and a pyrometallurgical stage, besides a steam dryer, dore casting system, Kaldo furnace, 20 electrolytic cells in the silver refinery, one induction furnace for fine silver, one silver ingot casting system, two reactors for obtaining fine gold. The process ends with the refining of the gold and silver alloy.

Copper Rod Plant

A rod plant at the La Caridad complex was completed in 1998 and reached its full annual operating capacity of 150,000 tons in 1999. The plant is producing eight millimeter copper rods with a purity of 99.99%. The rod plant includes a vertical furnace, one retention furnace, one molding machine, one laminating machine, one coiling machine and one coil compacter.

Other facilities include a lime plant with a capacity of 132,000 tons per year; two sulfuric acid plants, one with a capacity of 2,625 tons per day and the second with a capacity of 2,135 tons per day; three oxygen plants, each with a production capacity of 275 tons per day; and two power turbo generators, one of them uses residual heat from the flash furnace, the first with a 11.5 megawatt capacity and the second with a 25 megawatt capacity.

The table below sets forth 2009, 2008 and 2007 production information for the La Caridad processing facilities:

		2009	2008	2007
Smelter				
Total copper concentrate smelted	(kt)	466.0	574.6	684.8
Anode copper production	(kt)	140.8	173.2	204.4
Average copper content in anode	(%)	99.19	99.25	99.19
Average smelter recovery	(%)	98.50	97.50	97.55
Sulfuric acid production	(kt)	485.7	578.2	674.3
Refinery				
Refined cathode production	(kt)	117.1	140.3	173.3
Refined silver production	(000 kg)	202.3	136.4	110.1
Refined gold production	(Kg)	950.1	666.0	544.0
Rod Plant				
Copper rod production	(kt)	60.1	76.3	96.6

		2009	2008	2007
Sales data:				
Average realized price copper rod	($ per lb)	2.49	3.24	3.24
Average premium copper rod	($ per lb)	0.11	0.11	0.07
Average realized price gold	($ per ounce)	976.30	858.80	660.57
Average realized price silver	($ per ounce)	14.93	13.84	13.04
Average realized price sulfuric acid	($ per ton)	25.70	145.99	47.66

Key: kt = thousand tons

MEXICAN IMMSA UNIT

Our IMMSA Unit (underground mining poly-metallic division) operates five underground mining complexes situated in central and northern Mexico and produces zinc, lead, copper, silver, gold and has a coal mine. These complexes include industrial processing facilities for zinc, lead, copper and silver. All of IMMSA's mining facilities employ exploitation systems and conventional equipment. We believe that all the plants and equipment are in satisfactory operating condition. IMMSA's principal mining facilities include Charcas, Santa Barbara, San Martin, Santa Eulalia and Taxco.

The table below sets forth 2009, 2008 and 2007 production information for our Mexican IMMSA Unit:

		2009	2008	2007
Average annual operating days(*)		325	315	290
Total material mined and milled	(kt)	3,010	2,923	3,863
Zinc average ore grade	(%)	4.07	4.14	3.62
Zinc concentrate produced	(kt)	199.1	194.0	222.8
Zinc concentrate average grade	(%)	55.47	55.10	54.32
Zinc average recovery	(%)	90.22	88.37	86.47
Lead average ore grade	(%)	0.91	0.89	0.65
Lead concentrate produced	(kt)	40.4	38.3	39.1
Lead concentrate average grade	(%)	55.67	53.36	49.53
Lead average recovery	(%)	82.34	78.38	77.09
Copper average ore grade	(%)	0.37	0.37	0.39
Copper concentrate produced	(kt)	18.7	18.3	36.9
Copper concentrate average grade	(%)	30.06	29.57	24.51
Copper average recovery	(%)	50.74	50.42	59.52

kt = thousand tons

(*) Weighted average annual operating days based on total material mined and milled in the five mines: Charcas, San Martin, Taxco, Santa Barbara, and Santa Eulalia.

Charcas

The Charcas mining complex is located 111 kilometers north of the city of San Luis Potosi in the State of San Luis Potosi, Mexico. Charcas is connected to the state capital by a paved highway of 130 kilometers. 14 kilometers from the southeast of the Charcas complex is the "Los Charcos" railroad station which connects with the Mexico-Laredo railway. Also, a paved road connects Charcas to the city of Matehuala via a federal highway and begins at the northeast of the Charcas townsite. The complex includes three underground mines (San Bartolo, Rey-Reina and La Aurora) and one flotation plant that produces zinc, lead and copper concentrates, with significant amounts of silver. The Charcas mining district was discovered in 1573 and operations in the 20th century began in 1911. The Charcas mine is characterized by low operating costs and good quality ores and is situated near the zinc refinery. The Charcas mine is now Mexico's largest producer of zinc.

The Charcas complex's equipment includes thirteen jumbo drilling tools, twenty scoop trams for mucking and loading, eight trucks and two locomotives for internal ore haulage and three hoists. In addition, the mill has one primary crusher, one secondary crusher and two tertiary crushers, four mills and three flotation circuits.

Geology

The Charcas mining district occupies the east-central part of the Mexican Central Mesa and is part of the Sierra Madre metallogenic province. Geological history starts in the Superior Triasic, where sandy clay sediments were deposited argilloarenaceous. Due to emersion in the beginning of the Jurassic Superior, the sediments suffered intense erosion, settling on continental sediments. This sequence was affected by tectonic effort, which folded and failed on this rock package. Later the positioning of intrusive rocks originated fractures, which gave way to positioning of mineral deposits. The site's paragenesis suggests two stages of mineralization. First minerals are rich in silver, lead and zinc, with abundant calcite and small quantities of quartz chalcopyrite. Second, there is a link of copper and silver, where the characteristic minerals are chalcopyrite, lead ore with silver content, pyrite and scarce sphalerite. Economic ore is found as replacement sulfurs in carbonates host rock. The ore mineralogy is comprised predominantly of calcopyrite ($CuFeS_2$), sphalerite (ZnS), galena (PbS) and silver minerals as diaphorite ($Pb_2Ag_3Sb_3S_8$).

Mine exploration

At Charcas, 17,592 meters of diamond drilling were executed from underground stations and 15,830 meters from surface. With this drilling, 1,418,891 tons were added to the reserve base in 2009.

The table below sets forth 2009, 2008 and 2007 production information for our Charcas mine:

		2009	2008	2007
Annual operating days		322	325	324
Total material mined and milled	(kt)	1,162	1,169	1,259
Zinc average ore grade	(%)	5.50	5.70	5.46
Zinc concentrate produced	(kt)	108.9	109.5	112.4
Zinc concentrate average grade	(%)	56.98	56.94	56.91
Zinc average recovery	(%)	97.08	93.53	93.14
Lead average ore grade	(%)	0.47	0.53	0.32
Lead concentrate produced	(kt)	7.9	9.8	7.6
Lead concentrate average grade	(%)	52.81	45.40	33.70
Lead average recovery	(%)	76.58	71.26	63.78
Copper average ore grade	(%)	0.22	0.23	0.22
Copper concentrate produced	(kt)	3.2	3.6	4.2
Copper concentrate average grade	(%)	29.56	28.54	26.17
Copper average recovery	(%)	37.02	37.83	40.07

kt = thousand tons

The Charcas mine uses the hydraulic cut-and-fill method and the room-and-pillar mining method with descending benches. The broken ore is hauled to the underground crusher station. The crushed ore is then hoisted to the surface for processing in the flotation plant to produce lead, zinc and copper concentrates. The capacity of the flotation plant is 4,100 tons of ore per day. The lead concentrate produced at Charcas is treated at a third party refinery in Mexico. The zinc and copper concentrates are treated at our San Luis Potosi zinc refinery and copper smelter.

Santa Barbara

The Santa Barbara mining complex is located approximately 26 kilometers southwest of the city of Hidalgo del Parral in southern Chihuahua, Mexico. The area can be reached via paved road from Hidalgo del Parral, a city on a federal highway. Chihuahua, the state capital is located 250 kilometers north of the Santa Barbara complex. Additionally, El Paso on the Texas border is located 600 kilometers north of Santa Barbara. Santa Barbara includes three main underground mines (San Diego, Segovedad and Tecolotes) and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. Gold-bearing veins were discovered in the Santa Barbara district as early as 1536. Mining activities in the 20th century began in 1913.

The mining operations at Santa Barbara are more diverse and complex than at any of the other mines in our Mexican operations, with veins that aggregate approximately 21 kilometers in length. Each of the three underground mines has several shafts and crushers. Due to the variable characteristics of the ore bodies, four types of mining methods are used: shrinkage stoping, long-hole drilled open stoping, cut-and-fill stoping and horizontal bench stoping. The ore, once crushed, is processed in the flotation plant to produce concentrates. The flotation plant has a capacity of 5,700 tons of ore per day. The lead concentrate produced is treated at a third party refinery in Mexico. The copper concentrates are treated at our San Luis Potosi copper smelter, and the zinc concentrates are either treated at the San Luis Potosi zinc refinery or exported.

The major mine equipment at Santa Barbara includes eighteen jumbo drilling tools, one Simba drilling tools, thirty-nine scoop trams, thirteen trucks and eleven locomotives for internal ore haulage, seven trucks for external haulage and six hoists. For treating the ore, there are six primary jaw crushers, one secondary crusher and two tertiary crushers, three mills and three flotation circuits. The concentrator plant has a milling capacity of 5,800 tons of ore per day.

Geology

The majority of production from the district comes from quartz veins within faults and fractures. The north to northwestern trending veins is up to several kilometers long, dips steeply to the west and is 0.5 to 30 meters wide. Ore shoots up to several hundred meters in length, extends to at least 900 meters below the surface and is separated from other ore by 0.5 to 1 meter of barren quartz vein. Metal zoning occurs in some veins, with zinc and lead content generally decreasing with depth and copper increasing with depth. Three main systems of veins exist inside the district, represented by the veins Coyote, Segovedad Novedad and Coyote Seca Palmar. In addition to the main veins, there are many smaller sub-parallel to branching ore bearing veins. Economic ore minerals include sphalerite (ZnS), marmatite (ZnFeS), galena (PbS), chalcopyrite ($CuFeS_2$) and tetrahedrite ($CuFe_{12}Sb_4S_{13}$). Gangue minerals include quartz (SiO_2), pyrite (FeS_2), magnetite (Fe_2O_4), pirrotite (Fe_2+S), arsenopyrite (FeAsS) and fluorite (CaF_2).

The Santa Barbara district has mineralization to indicate that it will continue to be a significant producer of lead, copper and zinc for decades. The full potential of the district has not yet been defined, but the area seems to justify an increase in exploration.

Mine Exploration:

In Santa Barbara, 12,488 meters were drilled from underground stations and 5,676 meters from the surface in 2009. With this drilling 428,107 tons were added to the reserve base in 2009.

The table below sets forth 2009, 2008 and 2007 production information for our Santa Barbara mines:

		2009	2008	2007
Annual operating days		328	327	326
Total material mined and milled	(kt)	1,542	1,461	1,450
Zinc average ore grade	(%)	2.49	2.37	2.18
Zinc concentrate produced	(kt)	59.4	55.9	48.6
Zinc concentrate average grade	(%)	55.44	53.68	53.94
Zinc average recovery	(%)	85.72	86.69	82.82
Lead average ore grade	(%)	0.95	0.90	0.85
Lead concentrate produced	(kt)	22.7	19.4	19.5
Lead concentrate average grade	(%)	54.34	54.28	52.40
Lead average recovery	(%)	84.07	80.20	83.02
Copper average ore grade	(%)	0.53	0.53	0.53
Copper concentrate produced	(kt)	15.5	14.8	15.1
Copper concentrate average grade	(%)	30.16	29.82	29.81
Copper average recovery	(%)	57.31	56.87	58.49

kt = thousand tons

San Martin

San Martin has been on strike since July 2007. Please see note 14 "Commitments and contingencies" to our consolidated financial statements.

The San Martin mining complex is located in the municipality of Sombrerete in the western part of the state of Zacatecas, Mexico, approximately 101 kilometers southeast of the city of Durango and nine kilometers east of the Durango State boundary. Access to the property is via a federal highway between the cities of Durango and Zacatecas. A paved six kilometer road connects the mine and town of San Martin with the highway. The city of Sombrerete is about 16 kilometers east of the property. The complex includes an underground mine and a flotation plant and produces lead, copper and zinc concentrates, with significant amounts of silver. The mining district in which the San Martin mine is located was discovered in 1555. Mining operations in the 20th century began in 1949. San Martin lies in the Mesa Central between the Sierra Madre Occidental and the Sierra Madre Oriental.

The horizontal cut-and-fill mining method is used at the San Martin mine. The broken ore is hauled to the underground crusher station. The ore is then brought to the surface and fed to the flotation plant to produce concentrates. The flotation plant has a total capacity of 4,400 tons of ore per day. The lead concentrate is treated at a third party refinery in Mexico. The copper concentrate is treated at our San Luis Potosi copper smelter and zinc concentrate is either treated at the San Luis Potosi zinc refinery or exported.

The major mine equipment at San Martin includes eight jumbo drilling tools, thirteen scoop trams, nine trucks and three hoists. For treating the ore, there are two primary jaw crushers, two secondary crushers and one tertiary crusher, two mills and three flotation circuits. The concentrator plant has a mill capacity of 4,400 tons of ore per day.

Geology

San Martin lies in the Central Mesa between two major geologic provinces, Sierra Madre Occidental and Sierra Madre Oriental. The main sedimentary rock-formation in the San Martin district is the Upper Cretaceous Age Cuesta del Cura limestone. The formation is an interlayered sequence of shallow marine limestone and black chert, and it is overlain by Indura formation which outcrops at the foot of the topographic heights of the Cuesta del Cura formation. It consists mainly of alternating shales and fine-grained clayed limestones in ten to thirty centimeter thick layers.

The district's most important mineral deposits are replacement veins and bodies generated in the skarn by Cerro de la Gloria granodiorite intrusion. An extensive zone of skarn west of the intrusive hosts, the San Marcial, Ibarra and Gallo-Gallina main ore veins, which appear at the surface for distances of up to 1,000 meters, with thicknesses of 40 centimeters to four meters, paralleling the intrusive contact. In the central part of the deposit there is a horizontal zoning with respect to the contact of the intrusive with high values of silver and copper. In the top of the deposit there is mostly lead and zinc. In the northeast/east over concentric structures to the intrusive there is an increment of lead, zinc and silver in the skarn. Economic ore is found as replacement ore bodies between the main veins as massive and disseminated sulfides with widths from eight meters up to 200 meters. These bodies consist mostly of chalcopyrite ($CuFeS_2$), sphalerite (ZnS), galena (PbS), bornite (Cu_5FeS_4), tetrahedrite ($CuFe_{12}Sb_4S_{13}$), native silver (Ag), pyrrite (FeS), arsenopyrite ($FeAsS$) and stibnite (Sb_2S_3). Molybdenum and tungsten are found in little portions in the skarn near the contact associated with the calcite.

Mine Exploration

There was no mine exploration drilling in 2008 and 2009 because the San Martin mine was on strike.

The table below sets forth 2009, 2008 and 2007 production information for our San Martin mines:

		2009	2008	2007
Annual operating days		—	—	171
Total material mined and milled	(kt)	—	—	625
Zinc average ore grade	(%)	—	—	1.76
Zinc concentrate produced	(kt)	—	—	16.0
Zinc concentrate average grade	(%)	—	—	51.68
Zinc average recovery	(%)	—	—	75.16
Lead average ore grade	(%)	—	—	0.18
Lead concentrate produced	(kt)	—	—	1.1
Lead concentrate average grade	(%)	—	—	32.26
Lead average recovery	(%)	—	—	32.96
Copper average ore grade	(%)	—	—	0.69
Copper concentrate produced	(kt)	—	—	17.6
Copper concentrate average grade	(%)	—	—	19.59
Copper average recovery	(%)	—	—	80.21

kt = thousand tons

The following table summarizes the estimated production losses at our San Martin mine due to the strike:

	2009	2008	2007
Days of strike	365	366	136
Estimated strike production loss (tons):			
Zinc in concentrates	10,264	10,292	6,078
Lead in concentrates	500	501	477
Copper in concentrates	4,360	4,375	2,237

Santa Eulalia

The mining district of Santa Eulalia is located in the central part of the state of Chihuahua, Mexico, approximately 26 kilometers east of the city of Chihuahua. This district covers approximately 48 square kilometers and is divided into three fields: east field, central field and west field. The west field and the east field, in which the principal mines of the complex are found, are separated by six kilometers. The Buena Tierra mine is located in the west field and the San Antonio mine is located in the east field. The mining district was discovered in 1590, although exploitation did not formally begin until 1870.

The district of Santa Eulalia is connected to the city of Chihuahua by a paved road (highway no. 45), at a distance of ten kilometers there is a paved detour to Aquiles Serdan and Francisco Portillo (also known as Santo Domingo) where the Company's offices and the Buena Tierra mine are located. Access to the Buena Tierra mine and San Antonio mine is through an 11 kilometer unpaved road.

The Santa Eulalia mine suspended operations from October 2000 to December 2004, during which time rehabilitation work was completed at the San Antonio shaft and pipes were installed to expand the pumping capacity to 10,500 gallons per minute. In January 2005, operations restarted at the Santa Eulalia mine, with a production plan for 230,900 tons. The flotation plant, at which lead and zinc concentrates are produced, has a capacity of 1,500 tons of ore per day. The lead concentrate is treated at a third party refinery, and the zinc concentrate is treated at our San Luis Potosi zinc refinery.

Major mine equipment at the Santa Eulalia mine include five Jumbo drilling tools, nine scoop trams for mucking and loading, two trucks and two hoists. For treating the ore, there are two primary crushers, one secondary crusher and one tertiary crusher, two mill crushers, one mill and two flotation circuits. The concentrator plant has a milling capacity of 1,450 tons of ore per day.

Geology

Santa Eulalia is the largest of a number of similar districts that lie along the intersection of the Laramide-aged Mexican Thrust Belt and the Tertiary volcanic plateau of the Sierra Madre Occidental. Deposits throughout the belt occur in a thick Jurassic-Cretaceous carbonate succession that overlies Paleozoic or older crust.

The main sedimentary rock in the Santa Eulalia district is the Lower Cretaceous Limestone. These are irregularly covered by volcanic sedimentary conglomerates that are overlaid by volcanic rocks of the tertiary and alluvial material of the Quaternary Age.

In the Santa Eulalia mining district a thickness of 500 meters of sedimentary rocks is known to exist which consists of the following formations: 1) Formation Lagrima (limestone fossils); 2) Formation Glen Rose (limestone blue and at its base a black limestone appears); and 3) Formation Cuchillo (limestone with shale). Dikes and sills of riolite composition and sills of diabase also exist.

In the district there are several systems of fractures and faults associated with the emplacement of felsitic and maphic intrusives. The most important controller of the ore bodies are the north-south fractures.

The mineralization corresponds in its majority to ore skarns — silicoaluminates of calcium, iron and manganese with variable quantities of lead, zinc, copper and iron sulfides, located in the planes of crossings in the interstices of the silicates.

Economic ore is found as replacement in the Limestone Glen Rose in the contact with dikes and sills and replacements in diabase sills. The mineralogy is comprised predominantly of sphalerite (ZnS), galena (PbS) and small quantities of pyrargyrite (Ag_3SbS_3).

Mine Exploration

At Santa Eulalia, in 2009, 4,826 meters were drilled from underground stations and 9,649 meters from the surface. With this drilling 484,923 tons were added to the reserve base in 2009.

The table below sets forth 2009, 2008 and 2007 production information for our Santa Eulalia mine:

		2009	2008	2007
Annual operating days		326	326	326
Total material mined and milled	(kt)	306.2	293.0	281
Zinc average ore grade	(%)	6.57	6.73	6.60
Zinc concentrate produced	(kt)	30.8	28.7	28.1
Zinc concentrate average grade	(%)	50.20	50.87	50.23
Zinc average recovery	(%)	77.01	73.87	76.14
Lead average ore grade	(%)	2.35	2.29	2.24
Lead concentrate produced	(kt)	9.8	9.1	8.5
Lead concentrate average grade	(%)	61.05	59.94	61.10
Lead average recovery	(%)	83.23	81.41	82.35

kt = thousand tons

Taxco

Taxco has been on strike since July 2007. Please see note 14 "Commitments and contingencies" to our consolidated financial statements.

The Taxco mining complex is located on the outskirts of the city of Taxco in the northern part of the State of Guerrero, Mexico, approximately 71 kilometers from the city of Cuernavaca, Morelos, where access through the highway to the complex is possible. The complex includes several underground mines (San Antonio, Guerrero and Remedios) and a flotation plant and produces lead and zinc concentrates, with some amounts of gold and silver. The mining district in which the Taxco mines are located was discovered in 1519. Mining activities in the 20th century commenced in 1918. The Taxco district lies in the northern part of the Balsas-Mexcala basin adjacent to the Paleozoic Taxco-Zitacuaro Massif.

We employ shrinkage, cut-and-fill and the room and pillar mining methods at the Taxco mines. The flotation plant has a capacity of 2,000 tons of ore per day. The lead concentrate is treated at a third party refinery in Mexico. The zinc concentrate is either treated at the San Luis Potosi zinc refinery or exported.

The major mine equipment at the Taxco complex include four Jumbo drilling tools, ten scoop trams for mucking and loading, five trucks and three locomotives for internal ore haulage and three hoists. For treating the ore, there are two primary crushers, one secondary crusher and two tertiary crushers, three mills and two flotation circuits. The concentrator plant has a milling capacity of 2,000 tons of ore per day.

Geology

The Taxco district is stratigraphically formed of rocks from Jurassic to recent periods, which are described below, with emphasis on the mineralization control characteristics. The Taxco schist is composed of a series of schists and fylites, most likely from a volcanic-sedimentary sequence of tufa and limonites. They represent a sequence of metamorphological arch and its age has been defined as Jurassic Medium. The Morelos formation from the Upper Cretaceous age (Apian-Turonian) lies on a discordant form over Taxco schist and its contact is several times marked by a clay zone (mylonites) and breccia, which implies a shifting of this unit over the schist (packs). The Mezcala formation is constituted by a sequence of shale and sandstone with some inter-stratified layers of limestone. Its base is calcarean. Its top tends to be rich in clay with thin limestone layers. The Balsas group is constituted by conglomerates and is sandy on its base, rests in discordance form on an erosioned surface from the Mexcala formation. The Tilzapotla Ryolite is the newest rock, which emerged in the district before the alluvial deposit. It is formed of flux, breccia, tuffaceous, ignimbrites and vitrophyrre of ryolite composition.

There are four types of ore deposits found in Taxco district. In order of importance they are as follows: fissure-filling veins, replacement veins, blanket-like replacement bodies (so called "mantos"), stock works and brecciate chimneys. The three first ones are intimately related and they were formed in the same era, although in different stages.

The veins reach up to two kilometers in length with a variable potency of thirty centimeters up to eight meters, which is the case of copper veins at the mines of Guerrero, Hueyapa and Palo Amarillo at the San Antonio mine; the Remedios mine has among other veins, El Muerto and El Cristo one kilometer long and five meters in average potency.

Economic ore is found in the deposit in veins. Ore mineral include argentiferous galena (PbS), sphalerite (ZnS), pyrargyrite (Ag_3SbS_3), and other sulfosalts, and replacement "mantos." The most mineralized zones are in the vicinity of the veins with the limestone. The mineralization is more intensive in the base of the limestone and consists of sphalerite (ZnS), galena (PbS), pyrite (FeS) and magnetite ($FeOFe_2O_3$).

Mine Exploration

There was no mine exploration drilling in 2009 and 2008 because the Taxco mine was on strike.

The table below sets forth 2009, 2008 and 2007 production information for our Taxco mine:

		2009	2008	2007
Annual operating days		—	—	171
Total material mined and milled	(kt)	—	—	248
Zinc average ore grade	(%)	—	—	4.08
Zinc concentrate produced	(kt)	—	—	17.7
Zinc concentrate average grade	(%)	—	—	47.83
Zinc average recovery	(%)	—	—	83.77
Lead average ore grade	(%)	—	—	0.56
Lead concentrate produced	(kt)	—	—	2.4
Lead concentrate average grade	(%)	—	—	43.69
Lead average recovery	(%)	—	—	74.97

kt = thousand tons

The following table summarized the production losses at our Taxco mine due to the strike:

	2009	2008	2007
Days of strike	365	366	136
Estimated strike production loss (tons):			
Zinc in concentrates	13,270	13,306	5,531
Lead in concentrates	2,225	2,233	873

Processing Facilities - San Luis Potosi

Our San Luis Potosi electrolytic zinc refinery is located in the city of San Luis Potosi, in the state of San Luis Potosi, Mexico. The San Luis Potosi copper smelter is adjacent to the refinery. The city of San Luis Potosi is connected to our refinery and smelter by a major highway and our refinery and smelter are connected to each other by paved roads.

Smelter

The San Luis Potosi copper smelter has been in operation since 1925 and has gone through several phases of modernization, principally over the last ten years. The smelter presently has the capacity to process 230,000 tons of copper concentrate per year.

The plant operates one blast furnace (with a second on stand-by) that smelts incoming materials, mainly copper concentrates and copper by-products from lead plants, to produce a copper matte. The copper matte is then treated in one of the two Pierce Smith converters, producing copper blister (95.7% copper), which in 2008 contained approximately 2.1 ounces of gold and 360 ounces of silver per ton of copper blister produced. Of a total copper concentrate intake of 40,878 tons in 2008, approximately 29% was supplied by the IMMSA Unit's mines and the remaining amount was purchased from third parties. Approximately, 25% of the blister production is treated at the La Caridad copper smelter and the remaining 75% is sold to third party refineries throughout the world.

The San Luis Potosi copper smelter equipment includes two yard locomotives, two drag-shovels, twenty dump cars and six mechanical front loaders for the furnace charge mixing. Smelting and conversion equipment include three blast furnaces, two Pierce Smith converter furnaces, two molding furnaces, six electric front loaders, six towing units, three narrow way locomotives, two bridge cranes, two 7-ton cranes and three hoists. Venting system equipment includes nine fans with different capacities and two filtering bag houses. This plant has a smelting capacity of 24,000 tons of blister copper per year.

As the materials treated at the smelter contain various impurities (especially lead and arsenic), the facility has been equipped with an arsenic recovery plant for treatment of the flue dust produced in the blast furnace section. This material contains approximately 35% lead and 18% arsenic which, when treated, produces approximately 1,800 tons per year of high purity arsenic trioxide which is, in turn, sold to customers in the United States principally to the wood preserving industry. Approximately 13,000 tons per year of lead bearing calcines are sold annually to a Mexican company, Industrias Peñoles, S.A. de C.V. ("Peñoles").

The table below sets forth 2009, 2008 and 2007 production information for our San Luis Potosi copper smelter:

		2009	2008	2007
Total copper concentrate smelted	(kt)	44.1	40.9	48.1
Blister copper production	(kt)	20.0	19.0	20.8
Silver in blister	(oz. per ton)	416	360	397
Gold in blister	(oz. per ton)	2.2	2.1	1.5
Copper average grade in blister	(%)	95.7	96.0	96.1
Average smelter recovery	(%)	97.52	97.07	97.18
Average realized price copper blister	($ per pound)	2.43	2.63	3.35

kt = thousand tons

Zinc Refinery

The San Luis Potosi electrolytic zinc refinery was built in 1982. It was designed to produce 105,000 tons of refined zinc per year by treating up to 200,000 tons of zinc concentrate from our own mines, principally Charcas, which is located 113 kilometers from the refinery. The refinery produces special high grade zinc (99.995% zinc), high grade zinc (over 99.9% zinc) and zinc-based alloys with aluminum, lead, copper or magnesium in varying quantities and sizes depending on market demand.

The electrolytic zinc refinery's major equipment includes a roaster with 85 square meters of roasting area, a steam recovery boiler and an acid plant. There is a calcine processing area with five leaching stages: neutral, hot acid, intermediate acid, acid, purified fourth and jarosite, as well as two stages for solution purifying. Additionally, the equipment includes a cell house with two electrowinning circuits to finally obtain metallic zinc; an alloy and molding area with two induction furnaces and four molding systems, two of them with chains to produce 25 kilogram ingots; and two casting wheels to manufacture one ton Jumbo pieces. This refinery has a production capacity of 105,000 tons of refined zinc per year.

The table below sets forth 2009, 2008 and 2007 production information for our San Luis Potosi zinc refinery:

		2009	2008	2007
Total zinc concentrate treated	(kt)	193.7	179.2	181.3
Refined zinc produced	(kt)	98.7	95.4	90.9
Sulfuric acid produced	(kt)	174.6	162.1	165.1
Refined silver produced	(kt)	12.8	10.0	10.3
Refined gold produced	(k)	7.0	6.0	5.0
Refined cadmium produced	(kt)	0.6	0.6	0.6
Average refinery recovery	(%)	95.5	95.2	94.0
Average realized price refined zinc	($ per lb)	0.78	0.89	1.46
Average realized price zinc concentrate	($ per lb)	0.82	0.88	1.57
Average realized price silver	($ per oz)	16.10	13.82	13.02

kt = thousand tons

Nueva Rosita Coal and Coke Complex

The Nueva Rosita coal and coke complex, which began operations in 1924, is located in the state of Coahuila, Mexico on the outskirts of the city of Nueva Rosita near the Texas border. It includes a) an underground coal mine, which has been closed as a result of an accident in 2006; b) an open-pit mine with a yearly capacity of approximately 350,000 tons of coal; c) a coal washing plant completed in 1998 with a capacity of 900,000 tons per year that produces clean coal of a higher quality; and d) a re-engineered and modernized 21 coke oven facility capable of producing 105,000 tons of coke (metallurgical, nut and fine) per year of which 95,000 tons are metallurgical coke. There is also a by-product plant to clean the coke gas oven in which tar, ammonium sulfate and light crude oil are recovered. There are also boilers to produce 80,000 steam pounds that are used in the by-products plant. The re-engineering and modernization of 21 ovens was completed in April, 2006 and it is presently operating with no problems to report.

At present, the coke oven installation supplies the San Luis Potosi copper smelter with low-cost coke, resulting in significant cost savings to the smelter. The surplus production is sold to Peñoles and other Mexican consumers in northern Mexico. We expect to sell 79,935 tons of metallurgical coke in 2010.

Mine Exploration:

During 2009 at Nueva Rosita, 6,338 meters of diamond drilling were performed at the Esperanzas properties. Through this drilling we identified approximately 1.2 million tons of mineralized material.

The table below sets forth 2009, 2008 and 2007 production information for our Nueva Rosita coal and coke complex:

		2009	2008	2007
Coal mined - underground mine	(kt)	—	—	—
Coal mined — open-pit	(kt)	238.2	296.8	97.4
Total coal mined	(kt)	238.2	296.8	97.4
Average BTU content	BTU/Lb	9,080.0	9,100.0	9,054.9
Average percent sulfur	%	1.80	1.80	1.78
Clean coal produced	(kt)	106.2	91.5	41.1
Coke tonnage produced	(kt)	72.0	70.3	63.4
Average realized price coal	($ per ton)	38.5	27.70	29.01
Average realized price arsenic clean coal	($ per ton)	—	45.00	—
Average realized price coke	($ per ton)	279.0	213.62	197.0

kt = thousand tons

The Nueva Rosita complex includes a modern washing plant and a set of 21 coke ovens with a capacity of 100,000 tons of coke per year, a by-product plant to clean the coke oven gas in which tar, ammonium sulfate and light crude oil are recovered, and two boilers which produce 80,000 steam pounds that are used in the by-products plant.

ORE RESERVES

Ore reserves are those estimated quantities of proven and probable material that may be economically mined and processed for extraction of their mineral content, at the time of the reserve determination. "Proven" (measured) reserves are reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; (b)grade and/or quality are computed from the results of detailed samplings; and (c) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established.
"Probable" (indicated) reserves are reserves for which quantity and grade and/or quality are computed from information similar to that used for proven (measured) reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven (measured) reserves, is high enough to assume continuity between points of observation. "Mineralized material," on the other hand, is a mineralized body that has been delineated by

appropriately spaced drilling and/or underground sampling to support the reported tonnage and average grade of metal(s). Such a deposit does not qualify as a reserve until legal and economic feasibility are concluded based upon a comprehensive evaluation of unit costs, grade, recoveries and other material factors.

Our proven and probable ore reserve estimates are based on engineering evaluations of assay values derived from the sampling of drill holes and other openings. We believe that the samplings taken are spaced at intervals sufficiently close enough and the geological characteristics of the deposits are sufficiently well defined to render the estimates reliable. The ore reserves estimates include assessments of the resource, mining and metallurgy, as well as economic, marketing, legal, environmental, governmental, social and other necessary considerations.

Our Peruvian operations, including the Toquepala and Cuajone reserves, are classified into proven (measured), probable (indicated) and possible (inferred) categories based on a RCB Index (Relative Confidence Bound Index) that measures our level of geologic knowledge and confidence in each block. The RCB index is a measure of relative confidence in the block grade estimate. This approach combines the local variability of the composites used to krig a block with the Kriging variance and incorporates the use of confidence intervals in measuring uncertainty of the block estimates relative to each other. The final resource classification is then based on the distribution of these RCB values for blocks above 0.05% copper. It is the distribution that is used to find the breaks between proven/probable and probable/possible.

Our Mexican operations, including the Cananea and La Caridad reserves, are calculated using a mathematical block model and applying the Mine-Sight software system. The estimated grades per block are classified as proven and probable. These grades are calculated applying a three-dimensional interpolation procedure and the inverse distance squared. Likewise, the quadrant method or spherical search is implemented in order to limit the number of composites that will affect the block's interpolated value. The composites data is derived from the geological exploration of the ore body. In order to classify the individual blocks in the model, a thorough geostatistical variogram analysis is conducted, taking into consideration the principal characteristics of the deposit. Based on this block model classification, and with the implementation of the Lerch-Grossman algorithm, and the Mine-Sight Pit Optimizer procedure, mineable reserves are determined. The calculated proven and probable reserves include those blocks that are economically feasible to mine by open-pit method within a particular mine design.

For the IMMSA Unit, the basis for reserve estimations are sampling of mining operations and drilling exploration, geographical and topographic surveys, tracking down all the foregoing in the corresponding maps, measurement, calculations and interpretation based on the maps and reports from the mines, the mills and/or smelters. Mineral reserves are mineral stock which is estimated for extraction, to exploit if necessary, to sell or utilize economically, all or in part, taking into consideration the quotations, subsidies, costs, availability of treatment plants and other conditions which the Company estimates will prevail in the period for which reserves are being calculated. The reserves are divided into proven (85% reliable or more according to statistical studies) and probable (70-80% reliable or more according to statistical studies) categories according to their level of reliability and availability. In order to comply with SEC regulations, proven reserves is a classification that can only be used for such mineral found on top of the last level of the mine (either mineral up to 15 meters below the last level or below the first 15 meters only with sufficient drilling (25 or 30 meters between each drill)).

Annually our engineering department reviews in detail the reserve computations. In addition, the engineering department reviews the computation when changes in assumptions occur. Changes can occur for price or cost assumptions, results in field drilling or new geotechnical parameters. We also engage third party consultants to review mine planning procedures.

Pursuant to SEC guidance, the reserves information in this report are calculated using average metals prices over the most recent three years unless otherwise stated. We refer to these three-year average metals prices as "current prices." Our current prices for copper are calculated using prices quoted by COMEX, and our current prices for molybdenum are calculated according to Platt's *Metals Week*. Unless otherwise stated, reserves estimates in this report use $2.903 per pound for copper and $23.443 per pound for molybdenum, both current prices as of December 31, 2009. The current prices for copper and molybdenum were $3.148 and $28.022 as of December 31, 2008 and $2.664 and $28.987 as of December 31, 2007.

For internal ore reserve estimation, our management uses long-term metal price assumptions for copper and molybdenum, which are intended to approximate average prices over the long term. Since December 31, 2009 these price assumptions are $1.80 per pound for copper and $11.00 per pound for molybdenum. The average metal prices over the last 10 and 15 years periods and the continued positive outlook for these metals have led us to use these prices. In prior years, we used metals price assumptions of $1.20 per pound for copper and $9.00 per pound for molybdenum.

For the years 2009, 2008 and 2007, we have used reserves estimates based on current average prices as of the most recent year then ended to determine amortization of mine development and intangible assets.

We periodically reevaluate estimates of our ore reserves, which represent our estimate as to the amount of unmined copper remaining in our existing mine locations that can be produced and sold at a profit. These estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about copper market prices and production costs at each of our mines.

The persons responsible for ore reserve calculations are as follows:

Peruvian open-pit:
Cuajone mine — Liset F. Vicente, Senior Mine Engineer
Toquepala mine — T. Wilbert Perez, Superintendent Mine Engineering

Mexican open-pit:
La Caridad Mine - Marco A. Figueroa, Engineering and Mine Planning Superintendent
Cananea mine — Jesus Molinares, Engineering and Mine Planning Superintendent

IMMSA Unit:
Santa Barbara - Jorge M. Espinosa, Planning and Control Superintendent
Charcas - Jose P. Guerrero, Planning and Control Superintendent
Santa Eulalia — Guillermo Garcia, Planning and Control Superintendent
Taxco - Marco A. Gonzalez, Regional Geologist
San Martin - Maria I. Carrillo, Chief Engineer

For more information regarding our reserve estimates, please see Item 7 "Management's Discussion and Analysis of Financial Conditions and Results of Operations" — "Critical Accounting Policies and Estimates" — "Ore Reserves."

The table below details our proven and probable copper and molybdenum reserves as estimated at December 31, 2009.

	PERUVIAN OPEN-PIT UNIT		MEXICAN OPEN-PIT UNIT				Sensitivity to Change in metals prices (3)	
	Cuajone Mine (1)	Toquepala Mine (1)	Cananea Mine (1)	La Caridad Mine (1)	TOTAL OPEN-PIT MINES	MEXICAN IMMSA UNIT (2)	Increase 20%	Decrease 20%
Mineral Reserves								
Metal prices:								
Copper ($/lb.)	2.903	2.903	2.903	2.903	2.903	2.903	3.484	2.323
Molybdenum ($/lb.)	23.443	23.443	23.443	23.443	23.443	23.443	28.139	18.755
Cut-off grade	0.152%	0.177%	0.115%	0.116%	0.135%		0.111%	0.172%
Sulfide ore reserves (kt)	2,764,754	3,734,293	6,384,423	4,105,787	16,989,257	48,400	18,236,782	14,734,444
Average grade:								
Copper	0.468%	0.462%	0.388%	0.221%	0.377%	0.479%	0.363%	0.405%
Molybdenum	0.017%	0.022%	—	0.028%	0.023%	—	0.023%	0.024%
Lead	—	—	—	—	—	0.924%	—	—
Zinc	—	—	—	—	—	2.941%	—	—
Leachable material (kt)	18,208	1,645,504	1,930,048	378,575	3,972,335		3,329,646	5,029,524
Leachable material grade	0.467%	0.100%	0.135%	0.197%	0.128%		0.113%	0.149%
Waste (kt) (5)	7,196,503	14,686,147	6,789,405	1,752,789	30,424,844		31,294,454	28,651,653
Total material (kt)	9,979,465	20,065,944	15,103,876	6,237,151	51,386,436		52,860,882	48,415,621
Stripping ratio	2.61	4.37	1.37	0.52	2.02		1.90	2.29
Leachable material								
Reserves in stock (kt)	18,375	1,101,481	707,552	577,255	2,404,663		2,404,663	2,404,663
Average copper grade	0.479%	0.149%	0.127%	0.251%	0.169%		0.169%	0.169%
In pit reserves (kt)	18,208	1,645,504	1,930,048	378,575	3,972,335		3,329,646	5,029,524
Average copper grade	0.467%	0.100%	0.135%	0.197%	0.128%		0.113%	0.149%
Total leachable reserves (kt)	36,583	2,746,985	2,637,600	955,830	6,376,998		5,734,309	7,434,187
Average copper grade	0.473%	0.119%	0.133%	0.230%	0.143%		0.137%	0.155%
Copper contained in ore reserves (kt) (4)	**13,024**	**18,898**	**27,377**	**9,808**	**69,107**	232	**70,013**	**67,176**

kt = Thousand tons

(1) The Cuajone, Toquepala, Cananea and La Caridad concentrator recoveries calculated for these reserves were 85.70%, 86.67%, 81.0% and 81.58%, respectively, obtained by using recovery formulas according to the different milling capacity and geo-metallurgical zones.

(2) The IMMSA Unit includes the Charcas, Santa Barbara, San Martin, Santa Eulalia and Taxco mines. Zinc and lead contained in ore reserves are 1,423 and 447 thousand tons, respectively.

(3) In preparing the sensitivity analysis, we recalculated our reserves based on the assumption that current average metal prices were 20% higher and 20% lower, respectively, than the actual current average prices for year-end 2009. Reserve results of this sensitivity analysis are not proportional to the increase or decrease in metal price assumptions. The analysis above does not include our IMMSA Unit's underground mines, for which the sensitivity analysis is as follows:

Sensitivity to 20% Change in Metals Prices

	Increase 20%	Decrease 20%
Sulfide ore reserves (thousands of tons)	49,088	46,060
Average grade copper	0.479%	0.492%
Copper contained (thousands of tons)	235	226

(4) Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average copper grade. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

The table below details our proven and probable copper and molybdenum reserves as of December 31, 2009 calculated based on long-term price assumptions of, $1.80 for copper and $11.00 for molybdenum.

	Cuajone Mine	Toquepala Mine	Cananea Mine	La Caridad Mine	Total Open-Pit Mines	IMMSA (1)
Mineral Reserves						
Metal prices:						
Copper ($/lb.)	1.800	1.800	1.800	1.800	1.800	1.800
Molybdenum ($/lb.)	11.00	11.00	11.00	11.00	11.00	11.00
Cut-off grade	0.203%	0.244%	0.226%	0.200%	0.221%	
Sulfide ore reserves(kt)	1,914,403	2,211,792	3,504,378	1,701,583	9,332,156	43,291
Average grade:						
Copper	0.508%	0.482%	0.511%	0.285%	0.462%	0.507%
Molybdenum	0.018%	0.018%	—	0.027%	0.021%	—
Lead	—	—	—	—	—	0.970%
Zinc	—	—	—	—	—	3.042%
Leachable material (kt)	14,131	1,648,838	3,597,769	1,308,787	6,569,525	
Leachable material grade	0.521%	0.141%	0.201%	0.187%	0.184%	
Waste (kt)	4,535,627	10,332,059	4,946,320	946,396	20,760,402	
Total material (kt)	6,464,160	14,192,689	12,048,467	3,956,766	36,662,082	
Stripping ratio	2.38	5.42	2.44	1.33	2.93	
Leachable material						
Reserves in stock (kt)	18,375	1,101,481	707,552	577,255	2,404,663	
Average copper grade	0.479%	0.149%	0.127%	0.251%	0.169%	
In-pit reserves (kt)	14,131	1,648,838	3,597,769	1,308,787	6,569,525	
Average copper grade	0.521%	0.141%	0.201%	0.187%	0.184%	
Total leachable reserves (kt)	32,506	2,750,319	4,305,321	1,886,042	8,974,187	
Average copper grade	0.497%	0.144%	0.189%	0.207%	0.180%	
Copper contained in ore reserves (kt) (2)	**9,799**	**12,986**	**25,139**	**7,290**	**55,214**	**219**

(kt) = Thousand tons

(1) The IMMSA Unit includes the Charcas, Santa Barbara, San Martin, Santa Eulalia and Taxco mines. Zinc and lead contained in ore reserves are 1,317 and 420 thousand tons, respectively.

(2) Copper contained in ore reserves for open-pit mines is (i) the product of sulfide ore reserves and the average copper grade plus (ii) the product of in-pit leachable reserves and the average grade of copper. Copper contained in ore reserves for underground mines is the product of sulfide ore reserves and the average copper grade.

OVERVIEW OF BLOCK MODEL RECONCILIATION PROCESS

We apply the following block model to mill reconciliation procedure.

The following stages are identified at the Cuajone, Toquepala, Cananea and La Caridad mines:

1. The mine geologists gather the necessary monthly statistical data from our information system ("SRP"), which provides ore tons milled and ore grades in the concentrator.
2. Mined areas are topographically determined and related boundaries are built.
3. Using the "interactive planner" option in our mining software (Minesight), ore tons and grades are calculated inside mined areas over the block model. At this point the current cut-off grade is considered.
4. In the final stage, accumulated tons mined, weighted average grade for ore material and leach is compared with data coming from our SRP system.

Tonnage and grade reconciliation for 2009 are as follows:

	Long Range Model		Mill		Variance	
Mine	Tons (thousands)	% Copper	Tons (thousands)	% Copper	Tons (thousands)	% Copper
Cuajone	32,952	0.657%	32,300	0.677%	(652)	0.020%
Toquepala	20,991	0.657%	21,700	0.655%	709	(0.002)%
Cananea (*)	—	—	—	—	—	—
La Caridad	32,522	0.369%	32,952	0.378%	430	0.009%

(*) In 2009, the Cananea mine was on strike.

If the estimation error appears greater than 3%, a detailed evaluation is done to review the differences, which normally could result in more in-fill drilling, in order to better understand the geological characteristics (grade, rock type, mineralization and alteration) and the spacing of drill holes which are considered in the ore body zone.

AVERAGE DRILL-HOLE SPACING

The following is the average drill-hole spacing for proven and probable sulfide reserves as of December 31, 2009:

	Proven	Probable
	(average spacing in meters)	
Cuajone	83.83	120.32
Toquepala	79.42	116.65
Cananea	51.96	100.94
La Caridad	44.73	102.28

ITEM 3. LEGAL PROCEEDING

Reference is made to the information under the caption "Litigation Matters" in the consolidated financial statement Note 14 "Commitments and contingencies."

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

EXECUTIVE OFFICERS OF THE REGISTRANT

Set forth below are the executive officers of the Company, their ages as of January 31, 2010 and their positions.

Name	Age	Position
German Larrea Mota Velasco	56	Chairman of the Board and Director
Oscar Gonzalez Rocha	71	President, Chief Executive Officer and Director
Xavier Garcia de Quevedo Topete	63	Chief Operating Officer and Director of SCC, President and Chief Executive Officer of Southern Copper Minera Mexico.
Genaro Guerrero Diaz Mercado	50	Vice President, Finance and Chief Financial Officer
Armando Ortega Gomez	49	Vice President, Legal, General Counsel, Secretary and Director
Jose N. Chirinos Fano	68	Comptroller
Jose de los Heros Ugarte	49	Vice President, Commercial
Vidal Muhech Dip	69	Vice President, Projects
Remigio Martinez Müller	66	Vice President, Explorations

German Larrea Mota-Velasco has served as our Chairman of the Board since December 1999, Chief Executive Officer from December 1999 to October 2004, and as a member of the Board of Directors since November 1999. He has been Chairman of the Board of Directors, President and Chief Executive Officer of Grupo Mexico (holding) since 1994. Mr. Larrea has been Chairman of the Board of Directors and Chief Executive Officer of Grupo Ferroviario Mexicano S.A. de C.V (railroad company) since 1997. Mr. Larrea was previously Executive Vice Chairman of Grupo Mexico and has been a member of the Board of Directors since 1981. He is also Chairman of the Board of Directors and Chief Executive Officer of Empresarios Industriales de Mexico, S.A. de C.V. (holding), Compañia Perforadora Mexico, S.A. de C.V., (drilling company), Mexico Compañia Constructora, S.A. de C.V. (construction company) and Fondo Inmobiliario (real estate company), since 1992. He founded Grupo Impresa, a printing and publishing company in 1978, remaining as the Chairman and Chief Executive Officer until 1989 when the company was sold. He is also a director of Banco Nacional de Mexico, S.A. (Citigroup), which forms part of Grupo Financiero Banamex, S.A. de C.V., Consejo Mexicano de Hombres de Negocios, and Grupo Televisa, S.A.B.

Oscar Gonzalez Rocha has served as our President since December 1999 and our Chief Executive Officer since October 21, 2004. He has been our Director since November 1999. Previously, he was our President and General Director and Chief Operating Officer from December 1999 to October 20, 2004. He has been a Director of Grupo Mexico since 2002. Previously he was General Director of Mexicana de Cobre, S.A. de C.V. from 1986 to 1999 and of Mexicana de Cananea S.A. de C.V. from 1990 to 1999. He was an Alternate Director of Grupo Mexico from 1988 to April 2002.

Xavier Garcia de Quevedo Topete has served as President of Minera Mexico since September 2001 and President and Chief Executive Officer of Southern Copper Minera Mexico and our Chief Operating Officer since April 12, 2005. He also served as a member of our Board of Directors since November 1999. He has been the

President and Chief Executive Officer of Americas Mining Corporation since September 7, 2007. Mr. Garcia de Quevedo initiated his professional career in 1969 with Grupo Mexico. He was President of Grupo Ferroviario Mexicano S.A. de C.V., and of Ferrocarril Mexicano, S.A. de C.V. from December 1997 to December 1999, and General Director of Exploration and Development of Grupo Mexico from 1994 to 1997. He has been a director of Grupo Mexico since April 2002. He was also Vice President of Grupo Condumex for eight years. Mr. Garcia de Quevedo was the Chairman of the Mining Chamber of Mexico from November, 2006 to August, 2009.

Genaro Guerrero Diaz-Mercado has served as our Vice President, Finance and Chief Financial Officer since January 2, 2008. He has held various Treasury functions with Grupo Mexico from 1992 to July 31, 2000. On August 1, 2000, Mr. Guerrero was transferred to Asarco, an affiliate Company of Grupo Mexico. He was the Vice President Finance, Chief Financial Officer and Treasurer of Asarco until May 3, 2006. Mr. Guerrero held a key financial role with Southern Peru Limited, a subsidiary of the Company until December 31, 2007.

Armando Ortega Gomez has served as a member of our Board of Directors since August 2002. Mr. Ortega has been our General Counsel since October 23, 2003, and has served as our Vice President, Legal and Secretary since April 25, 2002. Previously, he was our Assistant Secretary from July 25, 2001 to April 25, 2002. He was General Counsel of Grupo Mexico from May 2001 to February 2007. Previously, he headed the Unit on International Trade Practices of the Ministry of Economy of Mexico with the rank of Deputy Vice Minister from January 1998 to mid-May 2001, and was negotiator for international matters for said Ministry from 1988 to May 2001.

Jose N. Chirinos Fano has served as our Comptroller since April 2005 and as our Treasurer from April 2004 to April 2005. Mr. Chirinos also served as our interim Chief Financial Officer from June to December 2007. He has been General Director of Comptroller and Finance since December 1999. From January 1994 until April 2005 he was our Assistant Comptroller. Since January 2004, Mr. Chirinos has been Vice President of Finance and Chief Financial Officer of Southern Peru Limited, one of our subsidiaries. He has held various positions in Accounting, Administration and Finance during his 43 years at our Company.

Jose de los Heros Ugarte has served as Vice President, Commercial since November 21, 2008. Mr. de los Heros has held several positions with the Company since 1983 including the position of Commercial Director of SPCC from 1999 to 2008. Mr. de los Heros directs the Company's commercial operations worldwide from the offices in Peru, Mexico and the United States.

Vidal Muhech Dip has served as our Vice President, Projects since April 25, 2002. He has been Corporate Director of Engineering and Construction of Grupo Mexico since April 1995. Previously, he was Director of Engineering and Construction of Industrial Minera Mexico S.A. de C.V. from 1985 to 1995.

Remigio Martinez Müller has served as our Vice President, Exploration since April 2002. He has been Corporate Director of Exploration of Grupo Mexico since 2002. From 1990 to 2001 he was Director of Exploration of Mexicana de Cobre, S.A. de C.V. Mr. Martinez has held several other managerial positions within Grupo Mexico and its predecessor, Asarco Mexicana.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

SCC COMMON STOCK:

SCC's Common Stock is traded on the New York Stock Exchange ("NYSE") and the Lima Stock Exchange ("BVL"). Effective February 17, 2010, SCC's Common Stock ticker symbol changed from PCU to SCCO on both the NYSE and the BVL. At December 31, 2009, there were 1,154 holders of record of our Common Stock. The Company's Common Stock commenced trading on the NYSE and BVL on January 5, 1996.

DIVIDEND AND STOCK MARKET PRICES:

The table below sets forth the cash dividends paid per share of capital stock and the high and low stock prices on both the NYSE and the BVL for the periods indicated. Dividends per share and the stock market price have been retroactively adjusted to reflect the 2008 stock split.

	2009					2008				
	1st	2nd	3rd	4th	Year	1st	2nd	3rd	4th	Year
Quarters										
Dividend per Share	$ 0.12	$ 0.04	$ 0.10	$ 0.18	$ 0.44	$ 0.47	$ 0.57	$ 0.57	$ 0.33	$ 1.94
Stock market Price										
NYSE:										
High	$ 19.06	$ 24.91	$ 31.44	$ 36.40	$ 36.40	$ 39.80	$ 41.34	$ 35.70	$ 18.37	$ 41.34
Low	$ 12.74	$ 17.04	$ 19.04	$ 29.11	$ 12.74	$ 26.72	$ 33.77	$ 18.72	$ 9.19	$ 9.19
BVL:										
High	$ 19.20	$ 25.05	$ 31.50	$ 36.10	36.10	$ 39.67	$ 41.63	$ 35.15	$ 18.41	$ 41.63
Low	$ 12.63	$ 17.18	$ 18.90	$ 29.35	$ 12.63	$ 25.01	$ 33.82	$ 18.70	$ 10.30	$ 10.30

On January 28, 2010, a dividend of 43 cents per share was announced payable March 4, 2010 to shareholders of record as of February 19, 2010. Our dividend policy continues to be reviewed at Board of Directors' meetings, taking into consideration the current intensive capital investment program and expected future cash flow generated from operations.

For a description of limitations on our ability to make dividend distributions, see "Management's Discussion and Analysis of Financial Condition and Results of Operations — "Liquidity and Capital Resources" and Note 11 "Financing" to our consolidated financial statements.

DIRECTORS' STOCK AWARD PLAN

The following table sets forth certain information related to our shares held as treasury stock for the Directors stock award plan at December 31, 2009:

Equity Compensation plan information

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance (c)
Directors' stock award plan	N/A	N/A	358,800

For additional information see "Note 15-Stockholders Equity – Directors' Stock Award Plan".

SCC COMMON STOCK REPURCHASE PLAN:

Pursuant to the $500 million share repurchase program authorized by the Company's Board of Directors in 2008, during 2009 the Company purchased 4.9 million shares of its Common Stock at a cost of $71.9 million. In 2008, the Company purchased 28.5 million shares at a cost of $384.7 million. These shares will be available for general corporate purposes. The Company may purchase additional shares from time to time, based on market conditions and other factors. This repurchase program has no expiration date and may be modified or discontinued at any time.

The following table summarizes the repurchase program activity since its inception in 2008:

Period From	Period To	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan @ $32.91	Total Cost ($ in millions)
2008:						
08/11/08	12/31/08	28,510,150	$ 13.49	28,510,150		$ 384.7
First quarter 2009:						
01/12/09	01/31/09	1,075,000	15.17	29,585,150		16.3
02/01/09	02/28/09	2,260,350	13.45	31,845,500		30.4
03/01/09	03/27/09	1,564,650	15.89	33,410,150		24.9
Total		4,900,000	14.64			71.6
Second Quarter 2009:		—		—	—	
Third Quarter 2009:						
09/01/09	09/30/09	12,000	28.05	33,422,150		0.3
Fourth Quarter 2009		—		—	—	
Total purchased		33,422,150	$ 13.66		1,319,992	$ 456.6

As a result of the repurchase of SCC shares of Common stock and AMC's purchase of SCC shares, Grupo Mexico's direct and indirect ownership increased to 80%.

SHAREHOLDER RETURN PERFORMANCE PRESENTATION

Set forth below is a line graph comparing the yearly change in the cumulative total returns on the Company's Common Stock against cumulative total return on the S&P 500 Stock Index and the S&P Metals and Mining Select Industry Index, for the five year period ending December 31, 2009. The chart below analyzes the total return on SCC's Common Stock for the period commencing December 31, 2004 and ending December 31, 2009, compared to the total return of the S&P 500 and the S&P Metals and Mining Select Industry Index for the same five-year period. In 2005, SCC's stock return was positive 58.26% compared to 3.00% and 21.23% for the S&P 500 and the S&P Metals and Mining Industry Index, respectively. In 2006, SCC's stock provided a positive return of 74.99% compared to 13.62% for the S&P 500 and 33.83% for S&P Metals and Mining Select Industry Index. In 2007, SCC's stock provided a positive return of 115.34% compared to 3.53% for S&P 500 and 41.71% for S&P Metals and Mining Select Industry Index. In 2008, SCC's stock had a negative return of 50.65%, compared to negative returns of 38.49% and 60.02% for the S&P 500 and for S&P Metals and Mining Select Industry Index. In 2009, SCC's stock had a positive return of 108.54%, compared to positive returns of 23.45% and 85.59% for the S&P 500 and for S&P Metals and Mining Select Industry Index, respectively.

Comparison of Five Year Cumulative Total Return *
SCC Stock, S&P 500 Index and S&P Metals and Mining Select Industry Index **


700
600
500
400
300
200
100
-

	2004	2005	2006	2007	2008	2009
SCC	100.0	158.3	276.9	596.4	294.3	613.7
S&P 500	100.0	103.0	117.0	121.2	74.5	92.0
S&P M + MS Ind	100.0	121.2	162.2	229.9	91.9	170.6

* Total return assumes reinvestment of dividends
** The comparison assumes $100 invested on December 31, 2004

The foregoing Performance Graph and related information shall not be deemed "soliciting material" or "filed" with the SEC or subject to Section 18 of the Securities Exchange Act of 1934, as amended, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

FIVE-YEAR SELECTED FINANCIAL AND STATISTICAL DATA

The selected historical financial data presented below as of and for the five years ended December 31, 2009, includes certain information that has been derived from our consolidated financial statements. The selected financial data should be read in conjunction with Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto.

(In millions, except per share amounts, stock and financial ratios)

Statement of Earnings Data	Year Ended December 31, 2009	2008	2007	2006	2005
Net sales	$ 3,734.3	$ 4,850.8	$ 6,085.7	$ 5,460.2	$ 4,089.1
Operating income	1,485.1	2,201.9	3,497.4	3,054.3	2,071.0
Net income	934.6	1,414.5	2,226.6	2,046.9	1,412.6
Net income attributable to:					
Non-controlling interest	5.2	7.9	10.2	9.3	12.5
Southern Copper Corporation	$ 929.4	$ 1,406.6	$ 2,216.4	$ 2,037.6	$ 1,400.1
Per share amounts: (1)					
Earnings basic and diluted	$ 1.09	$ 1.60	$ 2.51	$ 2.31	$ 1.59
Dividends paid	$ 0.44	$ 1.94	$ 2.27	$ 1.71	$ 0.97

Balance Sheet Data	As of December 31, 2009	2008	2007	2006	2005
Cash and cash equivalents	$ 772.3	$ 716.7	$ 1,409.3	$ 1,022.8	$ 876.0
Total assets	6,062.6	5,764.3	6,580.6	6,376.4	5,687.6
Total long-term debt, including current portion	1,280.3	1,290.0	1,449.8	1,528.1	1,172.1
Total liabilities	2,168.9	2,368.9	2,715.8	2,695.8	2,348.8
Total equity	$ 3,893.7	$ 3,395.4	$ 3,864.8	$ 3,680.6	$ 3,338.8

Statement of Cash Flows	Year Ended December 31, 2009	2008	2007	2006	2005
Cash provided from operating activities	$ 963.2	$ 1,728.3	$ 2,703.5	$ 2,059.3	$ 1,663.5
Depreciation, amortization and depletion	322.6	327.3	327.9	275.1	277.2
Cash used for investing activities	(359.3)	(418.6)	(246.0)	(725.3)	(435.9)
Capital expenditures	(414.8)	(524.4)	(315.7)	(455.8)	(470.6)
Cash used for financing activities	(458.0)	(2,048.0)	(2,088.3)	(1,164.3)	(1,064.4)
Dividends paid	(376.0)	(1,710.8)	(2,002.3)	(1,509.1)	(853.9)

Capital Stock (1)	Year Ended December 31, 2009	2008	2007	2006	2005
Common shares outstanding – basic and diluted (in thousands)	850,000	854,900	883,397	883,384	883,368
NYSE Price – high	$ 36.40	$ 41.34	$ 47.12	$ 19.37	$ 11.77
NYSE Price – low	$ 12.74	$ 9.19	$ 16.84	$ 11.55	$ 6.94
Book value per share	4.56	3.96	4.36	4.15	3.77
P/E ratio	30.10	10.03	14.05	7.79	7.04

Financial Ratios	Year Ended December 31, 2009	2008	2007	2006	2005
Gross margin(2)	42.5%	48.3%	59.7%	58.0%	53.2%
Operating income margin(3)	39.8%	45.4%	57.5%	55.9%	50.6%
Net margin(4)	24.9%	29.0%	36.4%	37.3%	34.2%
Current assets to current liabilities	2.95	2.11	2.84	2.84	2.15
Net debt(5)/total capitalization(6)	11.6%	14.5%	1.0%	12.1%	8.2%
Ratio of earnings to fixed charges(7)	15.1x	20.8x	25.4x	27.2x	17.8x

(1) Per share amounts reflect earnings and dividends of Southern Copper Corporation. Number of shares and values per share have been adjusted to reflect the 2008 and 2006 stock splits.
(2) Represents net sales less cost of sales (including depreciation, amortization and depletion), divided by net sales as a percentage.
(3) Represents operating income divided by sales as a percentage.
(4) Represents net earnings divided by sales as a percentage.
(5) Net debt is defined as total debt minus cash and cash equivalents balance. Please see Item 7. Management Discussion and Analysis of Financial Condition and Results of Operations, "Financing section."
(6) Represents net debt divided by net debt plus stockholders' equity.
(7) Represents earnings divided by fixed charges. Earnings are defined as earnings before income taxes, non-controlling interest and cumulative effect of change in accounting principle, plus fixed charges and amortization of interest capitalized, less interest capitalized. Fixed charges are defined as the sum of interest expense and interest capitalized, plus amortized premiums, discounts and capitalized expenses related to indebtedness.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

This Management's Discussion and Analysis of Financial Condition and Results of Operations relates to and should be read together with our Audited Consolidated Financial Statements as of and for each of the years in the three-year period ended December 31, 2009. Therefore, unless otherwise noted, the discussion below of our financial condition and results of operations is for us, including our Minera Mexico subsidiary, on a consolidated basis for all periods. Our financial results may not be indicative of our future results.

This discussion contains forward-looking statements that are based on management's current expectations, estimates and projections about our business and operations. Our actual results may differ materially from those currently anticipated and expressed in the forward-looking statements as a result of a number of factors. See Item 1 "Business" - "Cautionary Statement."

EXECUTIVE OVERVIEW

Business: Our business is primarily the production and sale of copper. In the process of producing copper, a number of valuable metallurgical by-products are recovered, which we also produce and sell. Market forces outside of our control largely determine the sale prices for our products. Our management, therefore, focuses on copper production, cost control, production enhancement and maintaining a prudent capital structure to remain profitable. We believe we endeavor to achieve these goals through capital spending programs, exploration efforts and cost reduction programs. Our aim is to remain profitable during periods of low copper prices and to maximize financial performance in periods of high copper prices.

We are one of the world's largest copper mining companies in terms of production and sales with our principal operations in Peru and Mexico. We also have an active ongoing exploration program in Chile. In addition to copper we produce significant amounts of other metals, either as a byproduct of the copper process or in a number of dedicated mining facilities in Mexico. Our revenues in 2009 include the sale of copper approximately 71%, molybdenum approximately 12%, silver approximately 7%, and 10% from various other products including zinc, gold and other materials.

We believe that our greatest strength lies in our copper ore reserves, which at December 31, 2009 totaled 55.4 million tons of contained copper, calculated at a copper price of $1.80 per pound (as of December 31, 2009 the LME and COMEX copper price was $3.33). In terms of copper reserves, we believe we hold the world's largest reserve position.

Outlook: Various key factors will affect our outcome. These include, but are not limited to, some of the following:

- Changes in copper and molybdenum prices. Copper represents about 71% of our sales. Molybdenum is expected to begin trading on the LME this year and we view that as positive in the long-term outlook for molybdenum. Molybdenum represents about 12% of our sales.
- We expect that the 2010 production of copper and molybdenum will match our 2009 production levels.

- We have a capital investment program of $2.8 billion for the next three years (2010-2012), which is expected to increase annual copper production by 342,000 tons and molybdenum by 6,600 tons.
- In the year 2010 we expect capital spending of $600 million in Peru and $200 million in Mexico.

Earnings: The table below highlights key financial and operational data of the Company for the three years ended December 31, 2009:

	2009	2008	2007
Net sales (in millions)	$ 3,734	$ 4,851	$ 6,086
Net income attributable to SCC (in millions)	$ 929	$ 1,407	$ 2,216
Earnings per share	$ 1.09	$ 1.60	$ 2.51
Dividends per share	$ 0.44	$ 1.94	$ 2.27
Average LME copper price	$ 2.34	$ 3.16	$ 3.23
Pounds of copper sold (in millions)	1,118	1,115	1,330

The 2009 net sales and earnings show a decrease from 2008 and 2007. The 2009 copper sales volume closely matches 2008, albeit with a slight increase. The average sales price in 2009 is substantially below 2008, which in turn is slightly under the 2007 price. While the average price for the year is well below 2008, we closed 2008 on a much more pessimistic note as prices fell precipitously at the end of the year due principally to the turmoil in the United States financial markets and concern about the global economy. Conversely, we have closed 2009 with promising growth in the price of copper. We have witnessed a steady growth in the copper price throughout the year, with prices in the first quarter of the year averaging about $1.55 per pound rising to a little over an average of $3.00 in the fourth quarter. While we recognize that price fluctuations will occur, as is normal in this industry, we do expect that as the world's economies stabilize, the outlook for the copper market will continue to improve over the next few years. However, the prices of our metal products, including copper prices, are affected by numerous factors beyond our control as described in our "Risk Factors" contained in Part I, Item 1A. The sales volume drop from 2007, described above, largely reflects the loss of sales from the Cananea mine, which for all practical purposes has been on strike since mid-2007, see below.

Production: The table below highlight key, mine production data of the Company for the three years ended December 31, 2009:

	2009	2008	2007
Copper mined (in million pounds)	1,070	1,078	1,306
Molybdenum mined (in million pounds)	41.2	36.1	35.7
Zinc mined (in million pounds)	243	236	267
Silver mined (in million ounces)	13.2	12.3	15.2

Copper mined in 2009 was about 8 million pounds under the 2008 copper mine production. A net increase at our Peruvian mines of 11 million pounds, largely from improved recovery and higher grade at the Toquepala mine, plus an increase of 15 million pounds from La Caridad mine, due to higher recoveries and grades, was offset by production losses due to the Cananea strike. In 2008, we were able to produce 34 million of copper at Cananea during the early part of the year. In 2009, Cananea was completely shutdown. Molybdenum production increased by approximately 5 million pounds in 2009 due primarily to an increase of approximately 5 million pounds at La Caridad, due to grade and recovery increases. Zinc production, which is from our IMMSA Unit in Mexico, increased by approximately 7 million pounds in 2009. Silver production increased 7.2% in 2009, with increases occurring at our operations in Mexico and Peru.

The decrease in copper production in 2008 from the prior year was largely due to the production lost at Cananea because of the strike which began in July 2007.

Cananea strike: Operations at our Cananea mine remained closed in 2009 because of the ongoing strike. This strike began in July 2007, and remains unresolved. However, on February 10, 2010 a Mexican Federal Labor court ruled that the damages caused to the Cananea mine by the neglect and sabotage of striking workers since the commencement of the labor stoppages in July 2007 resulted in force majeure, thus providing a legal basis for the termination of individual and unionized employees by the Company. We expect due compliance with the referred ruling by the relevant federal and state authorities and look forward to recovering control of the Cananea mine. We do anticipate that once we recover control of the mine it will take a few months to restore production at Cananea. It is difficult at this juncture to be more specific as to the time necessary to accomplish this, as the Cananea facilities are occupied by the striking workers. While during 2009, we have continued to provide periodic maintenance to the assets of the facility, our management will need to assess the situation once our control of Cananea is reestablished.

Additionally, our San Martin and Taxco facilities also remained on strike.

Due to the lengthy work stoppage we have performed an impairment analysis on the assets at the Cananea mine. We have determined through our impairment analysis that no impairment exists as of December 31, 2009. The results of our impairment tests may vary depending on certain assumptions used in formulating the estimate, including, but not limited to, our assumptions regarding when we expect to resume operations at Cananea, as well as estimates regarding future metals prices. We are hopeful that this strike will be resolved in the near future. However, despite our best efforts the strike is now in its third year. Based on our evaluation of the circumstances as of December 31, 2009, we believe that among the possible outcomes, the most likely scenario is that the strike will be resolved and that we will resume operations at that mine during 2010. If the resumption of operations were delayed by more than a year beyond our assumption, we estimate that the test would have resulted in an additional charge to earnings for writedowns of leachable materials assets of approximately $42 million. Should estimates of future copper and molybdenum prices decrease significantly, such determination could change. The price assumptions used for estimating reserves based on SEC guidance of $2.90 per pound for copper and $23.44 per pound for molybdenum results in no impairment. However, as noted above, we also conducted the test using the significantly lower long-term price assumptions of $1.80 per pound of copper and $11.00 per pound of molybdenum, which also yielded no impairment. According to our best estimates, we believe that the Cananea assets would not be recoverable using a price assumption of approximately $0.90 per pound of copper.

Major capital projects: On January 28, 2010 our Board of Directors approved an investment program of $2.8 billion for the next three years (2010-2012), which is expected to increase annual copper production by approximately 342,000 tons and molybdenum production by approximately 6,600 tons, when this program is completed. The program also aims to improve cost competitiveness and efficiencies.

The approved program considers some ongoing projects as well as new initiatives and will start at our Peruvian operations with the Tia Maria greenfield project and the Toquepala concentrator expansion.

See further discussion under caption "Capital expansion programs" below in this section.

KEY MATTERS

We discuss below several matters that we believe are important to understand our results of operations and financial condition. These include, (i) our "operating cash costs" as a measure of our performance, (ii) metal prices, (iii) business segments, (iv) the effect of inflation and other local currency issues and (v) our capital expansion programs.

Operating Cash Costs

An overall benchmark used by us and a common industry metric to measure performance is operating cash costs per pound of copper produced. Operating cash cost is a non-GAAP measure that does not have a standardized meaning and may not be comparable to similarly titled measures provided by other companies. A reconciliation of our operating cash cost per pound to the cost of sales (exclusive of depreciation, amortization and depletion) as presented in the consolidated statement of earnings is presented under the subheading, "Non-GAAP Information Reconciliation," below. We have revised our calculation of "operating cash cost" to exclude the cost of purchases of third party copper material. From time to time we purchase copper concentrates on the open market in order to maximize the use of our smelter capacity or to take advantage of an attractive market situation. We view these purchases on an incremental basis and measure the results incrementally. We find that the inclusion of these purchases with our own production often creates a distortion in our unit cost. Accordingly, we have revised our presentation of operating cash costs to include only the net effect of these purchases, so that only the net revenue or loss from the transaction is included in the calculation. We believe this will allow others to see a truer presentation of our cash cost. Amounts for prior years have been restated to show this change.

We have defined operating cash cost per pound as cost of sales (exclusive of depreciation, amortization and depletion), less the cost of purchased concentrates, plus selling, general and administrative charges, treatment and refining charges, net revenue (loss) on sale of metal purchased from third parties and by-products revenues, and sales premiums; less workers' participation and other miscellaneous charges, including the Peruvian royalty charge and the change in inventory levels; divided by total pounds of copper produced by our own mines. In our calculation of operating cash cost per pound of copper produced, we credit against our costs the revenues from the sale of by-products, principally molybdenum, zinc, silver and the premium over market price that we receive on copper sales. We account for the by-product revenue in this way because we consider our principal business to be the production and sale of copper. We believe that our Company is viewed by the investment community as a copper company, and is valued, in large part, by the investment community's view of the copper market and our ability to produce copper at a reasonable cost. We also include copper sales premiums as a credit, as these amounts are in excess of published copper prices. The increase in recent years in the price of molybdenum, as well as increases in silver and zinc, has had a significant effect on our traditional calculation of cash cost and its comparability between periods. Accordingly, we present cash costs with and without crediting the by-product revenues against our costs.

We exclude from our calculation of operating cash cost depreciation, amortization and depletion, which are considered non-cash expenses. Exploration is considered a discretionary expenditure and is also excluded. Workers' participation provisions are determined on the basis of pre-tax earnings and are also excluded. Additionally excluded from operating cash costs are items of a non-recurring nature and the royalty charges.

Our operating cash costs per pound, as defined, are presented in the table below for the three years ended December 31, 2009. We present cash costs with and without the inclusion of by-product revenues.

(Cents per pound)	Year			Positive (negative) Variance	
	2009	2008	2007	2009-2008	2008-2007
Operating cash cost per pound of copper produced	36.0	21.8	(24.7)	(14.2)	(46.5)
Less: by-products revenue	100.0	135.3	153.8	(35.3)	(18.5)
Operating cash cost per pound of copper produced without by-products revenue	136.0	157.1	129.1	21.1	(28.0)

2009 against 2008:

As seen on the chart above, our cash cost per pound for 2009 when calculated with by-products revenue is 36.0 cents per pound compared with 21.8 cents per pound in 2008. The decrease in the by-products credit in the 2009 period was largely due to lower molybdenum prices. The effect of lower molybdenum prices reduced the by-products credit by approximately 30.7 cents per pound for 2009.

Our per pound cash cost, excluding by-product revenues, was lower by 21.1 cents per pound in 2009 compared to 2008 due to a decrease of 19.4 cents per pound in production cost as result of the modernization of our equipment and the lower power and fuel cost which decreased cash cost by 15.9 cents.

2008 against 2007:

As seen on the chart above, our cash cost per pound for 2008 when calculated with by-products revenue is 21.8 cents per pound compared with a credit of 24.7 cents per pound in 2007. The increase in cash cost per pound is due to a decrease in the by-products credit and higher operating cost of 28 cents.

The decrease in the by products credit in the 2008 period was largely due to lower molybdenum prices especially in the last quarter of the year. The effect of lower molybdenum prices reduced the by-products credit by approximately 13.2 cents per pound for 2008.

Our per pound cash cost, excluding by-product revenues, was higher by 28 cents per pound in 2008 compared to 2007 due to a decrease of 11.6% in copper production, principally as a result of the Cananea mine strike, which increased cash cost by 18.1 cents and the higher power and fuel cost which increased cash cost by 15.7 cents.

Metals Prices

The profitability of our operations is dependent on, and our financial performance is significantly affected by, the international market prices for the products we produce, especially for copper, molybdenum, zinc and silver. Metals prices historically have been subject to wide fluctuations and are affected by numerous factors beyond our control. These factors, which affect each commodity to varying degrees, include international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others and, to a lesser degree, inventory carrying costs and currency exchange rates. In addition, the market prices of certain metals have on occasion been subject to rapid short-term changes due to speculative activities.

We are subject to market risks arising from the volatility of copper and other metals prices. Assuming that expected metal production and sales are achieved, that tax rates are unchanged and giving no effects to potential hedging programs, metal price sensitivity factors would indicate the estimated change in net earnings resulting from metal price changes in 2010 as provided in the table below:

	Copper	Molybdenum	Zinc	Silver
Change in metal prices (per pound except silver – per ounce)	$ 0.01	$ 1.00	$ 0.01	$ 1.00
Change in net earnings (in millions)	$ 5.7	$ 22.1	$ 1.3	$ 9.5

Business Segments

We view our Company as having three operating segments and manage on the basis of these segments. These segments are (1) our Peruvian operations, (2) our Mexican open-pit operations and (3) our Mexican underground operations, known as our IMMSA Unit. Our Peruvian operations include the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both mines. The Peruvian operations produce copper, with significant by-product production of molybdenum, silver and other material. Our Mexican open-pit operations include La Caridad and Cananea mine complexes, the smelting and refining plants and support facilities which service both mines. The Mexican open-pit operations produce copper, with significant by-product production of molybdenum, silver and other material. Our IMMSA Unit includes five underground mines that produce zinc, lead, copper, silver and gold, a coal mine which produces coal and coke, and several industrial processing facilities for zinc, copper and silver.

Segment information is included in our review of "Results of Operations" and also in Note 20 "Segment and related information" of our consolidated financial statements.

Inflation and Devaluation of the Peruvian Nuevo Sol and the Mexican Peso

Our functional currency is the U.S. dollar. Portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Since our revenues are primarily denominated in U.S. dollars, when inflation/deflation in Peru or Mexico is not offset by a change in the exchange rate of the nuevo sol or the peso, respectively, to the dollar, our financial position, results of operations and cash flows could be adversely affected to the extent that the inflation/devaluation effects are passed onto us by our suppliers or reflected in our wage adjustments. In addition, the dollar value of our net monetary assets denominated in nuevos soles or pesos can be affected by devaluation of the nuevo sol or the peso, resulting in a remeasurement loss in our financial statements. Recent inflation and devaluation rates are provided in the table below.

	Year Ended December 31,		
	2009	2008	2007
Peru			
Peruvian inflation rate	0.2%	6.6%	3.9%
Nuevo sol/dollar devaluation/(appreciation) rate	(8.0)%	4.8%	(6.3)%
Mexico			
Mexican inflation rate	3.6%	6.5%	3.8%
Peso/dollar devaluation/(appreciation) rate	(3.5)%	24.5%	(0.1)%

Capital Expansion Program

We made capital expenditures of $414.8 million, $524.4 million and $315.7 million in 2009, 2008 and 2007, respectively, and we expect to make capital expenditures, of approximately $800 million in 2010. In general, the capital expenditures and projects described below are intended to increase production and/or decrease costs.

The table below sets forth our capital expenditures for the three years ended December 31, 2009 (in millions):

Projects	2009	2008	2007
Ilo smelter modernization (including marine trestle)	$ 10.2	$ 6.6	$ 21.0
Tia Maria – Arequipa –Peru	162.0	118.0	—
Cuajone ball mill	—	1.4	10.0
Toquepala crushing, conveying system for leach material	—	0.1	2.0
Toquepala concentrator expansion	52.6	37.7	—
Cuajone concentrator expansion	4.3	18.2	
Tailings disposal – Quebrada Honda dam	5.6	21.7	13.8
Cuajone leaching pad	—	—	1.4
PLS dams at Huanaquera	—	0.3	10.5
Pilares mine – land purchase	—	20.0	—
La Caridad tailings dam - internal dikes	2.2	2.1	2.1
Metallurgical laboratory – La Caridad	0.8	1.5	1.8
La Caridad gas handling system	—	11.3	12.2
La Caridad by-products treatment plant	1.8	6.9	—
La Caridad Vertical lime kiln	9.3	7.1	2.0
La Caridad Effluent and dust treatment plant	6.2	—	—
PLS dams and leaching system Cananea	1.3	—	4.1
Cananea SX/EW plant III	—	—	0.2
Cananea crusher and conveyors system for leach material Phases II and III	—	13.6	21.5
La Caridad crusher high efficiency system	—	2.8	—
San Luis Potosi effluent treatment plant.	4.9		
La Caridad tailings dam growth – Concentrator	—	—	1.9
El Arco feasibility study, land and water rights	10.4	3.9	—
Santa Barbara Segovedad II mine expansion and conveyor and main substation	—	6.5	3.7
Total project expenditures	271.6	279.7	108.2
Replacement capital expenditures:			
Mexico	93.5	146.2	139.0
Peru	49.7	98.5	68.5
Total replacement expenditures	143.2	244.7	207.5
Total capital expenditures	$ 414.8	$ 524.4	$ 315.7

We are committed to continuing the growth of the Company. We previously deferred several project development activities because of the downturn in global economic conditions. Neverthless, on January 28, 2010 our Board of Directors approved an investment program of $2.8 billion for the next three years which is expected to increase by approximately 342,000 tons of copper production and by approximately 6,600 tons of molybdenum of production, when this program is completed. The program also aims to improve cost competitiveness and efficiencies. However, capital spending plans will continue to be reviewed and adjusted in response to changes in the economy or market conditions.

The Company intends to allocate approximately $1.8 billion to Peru and $1.0 billion to Mexico of which approximately $600 million and $200 million are intended to be invested in Peru and Mexico, respectively, in year 2010.

Set forth below are descriptions of some of our current expected capital expenditures. The Company expects to meet the cash requirements for these projects from cash on hand, internally generated funds and from additional external financing if required.

Peruvian Operations

Tia Maria project: This project in the Peruvian region of Arequipa, is expected to produce about 260 million pounds of SX-EW copper cathodes per year. The approved budget for the project is $934 million. Through December 31, 2009, $280 million were spent on its development. The detailed engineering is in progress. Work on the project includes equipment fabrication and some early construction work (access roads and platforms). The environmental impact assessment (EIA) for the project is currently pending approval and the Company is working to secure it. A necessary step in order to obtain approval for the EIA requires the Company to hold and complete a public hearing, in which the concerns of the local community are addressed. In August 2009, a public hearing held by the Compnay was disrupted and not completed. A hearing originally scheduled for February 15, 2010, has been postponed and the Company is working with the Peruvian Ministry of Energy and Mines ("MEM") to reschedule the hearing. Construction is delayed pending approval of the EIA.

Toquepala concentrator expansion: As of December 31, 2009, the Company has expended $90.3 million on the Toquepala concentrator expansion. Detailed engineering was awarded and work started in December 2009. One 320 ton truck and two 49HR drilling machines and a second 73 cubic yard shovel were put in operation. The push back substation expansion was also completed and is currently in operation. The environmental impact study is still being conducted and is expected to be completed in the first quarter of 2010.

Ilo Smelter Modernization: A complementary project to the Ilo smelter modernization is the construction of a marine trestle to offload directly to offshore ships the sulfuric acid produced at the smelter. At December 31, 2009 this project reached 98.0% completion and is expected to be completed in the first quarter of 2010. The completed project is expected to ease congestion in our Ilo area.

Tailings disposal at Quebrada Honda: This project will increase the height of the existing Quebrada Honda dam to impound future tailings from the Toquepala and Cuajone mills. The procurement of the main equipment and materials was finished. Construction of the principal civil, mechanical and electrical installations for the main and lateral dams has been completed. The equipment to build the lateral dam was commissioned in December 2008 and the equipment to continue building the main dam was commissioned in March 2009. At this time there are some pending issues in order to get to the design capacity. Progress on the first stage of this project is 99.8% complete, with final completion expected in the first quarter of 2010. The total cost of this project is estimated to be $66.0 million, with $43.7 million expended through December 31, 2009.

Mexican Operations

After expending $16.0 million, the by-product treatment plant at the La Caridad metallurgical complex was completed in 2009 and is currently in operation. This plant was distinguished winning the first prize in a nationwide contest to promote waste recycling.

With a total investment of $20.8 million, the lime plant at Agua Prieta, which is 100 kilometers north of the La Caridad mine, was fully modernized to comply with environmental regulations and to meet the lime requirements of the Mexican operations. A vertical Maerz furnace will reduce the consumption of natural gas to a third of its current level and we expect costs to be reduced by approximately 45%. Performance tests were completed during December 2009, with results exceeding the established parameters.

Other capital expenditures

The El Arco project is a major copper deposit in the central part of the Baja California peninsula, with estimated mineralized material of over 1.3 billion tons. This project is expected to produce approximately 190,000 tons of copper and approximately 105,000 ounces of gold annually. The Company continues to invest in land acquisition required for the project. A study for the supply of natural gas to support a 220 mega-watt power plant has been initiated. The Company will consider the development of this project subject to appropriate investment conditions.

Potential projects

We have a number of projects that we may develop in the future. We evaluate new projects on the basis of our long-term corporate objectives, expected return, environmental needs, required investment and estimated production, among other considerations. All capital spending plans will continue to be reviewed and adjusted to respond to changes in the economy or market conditions.

The above information is based on estimates only. We cannot make any assurances that we will undertake any of these projects or that the information noted is accurate.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our significant accounting policies are discussed in Note 2 "Summary of Significant Accounting Policies", of the Notes to Consolidated Financial Statements, included in Item 8, "Financial Statements and Supplementary Data" of this Annual Report.

Our discussion and analysis of financial condition and results of operations, as well as quantitative and qualitative disclosures about market risks, are based upon our consolidated financial statements, which have been prepared in accordance with U.S. GAAP. Preparation of these consolidated financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We make our best estimate of the ultimate outcome for these items based on historical trends and other information available when the financial statements are prepared. Changes in estimates are recognized in accordance with the accounting rules for the estimate, which is typically in the period when new information becomes available to management. Areas where the nature of the estimate makes it reasonably possible that actual results could materially differ from amounts estimated include: ore reserves, revenue recognition, estimated mine stripping ratios, leachable material and related amortization, the estimated useful lives of fixed assets, asset retirement obligations, litigation and contingencies, valuation allowances for deferred tax assets, tax positions, fair value of financial instruments, and inventory obsolescence. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

Ore Reserves: For internal ore reserve estimation, we use metal price assumptions of $1.80 per pound for copper and $11.00 per pound for molybdenum. These prices are intended to approximate average prices over the long term. Our management uses these price assumptions, as it believes these prices reflect the full price cycle of the metals market.

However, pursuant to SEC guidance, the reserve information in this report is calculated using average metals prices over the most recent three years, except as otherwise stated. We refer to these three-year average metals prices as "current average prices." Our current average prices for copper are calculated using prices quoted by COMEX, and our current average prices for molybdenum are calculated using prices published in *Platt's Metals Week*. Unless otherwise stated, reserves estimates in this report use $2.90 per pound for copper and $23.44 per pound for molybdenum, both current average prices as of December 31, 2009. The current average per pound prices for copper and molybdenum were $3.15 and $28.02, respectively, as of December 31, 2008 and $2.66 and $28.99, respectively, as of December 31, 2007.

Certain financial information is based on reserve estimates calculated on the basis of current average prices. These include amortization of intangible assets and mine development. However, variations in ore reserve calculations from changes in metal price assumptions do not create material changes to our financial results.

Leachable Material: At one of our Mexican mines, we capitalize the cost of materials with low copper content extracted during the mining process (leachable material), which is collected in leach dumps. The amortization of the capitalized cost is determined based on the depletion period of the leach dumps, which is estimated to be five years.

If we did not have this policy and were to expense leaching costs as incurred, net operating cost would have decreased by $44.1 million, $57.6 million and $10.1 million for the years 2009, 2008 and 2007, respectively. In each of these three years, the annual amortization expense exceeded amount of the leaching cost that was capitalized.

Asset Retirement Obligation: Our mining and exploration activities are subject to various laws and regulations governing the protection of the environment. Accounting for reclamation and remediation obligations requires management to make estimates unique to each mining operation of the future costs we will incur to complete the reclamation and remediation work required to comply with existing laws and regulations. These estimates are based in part on our inflation and credit rate assumptions. Actual costs incurred in future periods could differ from amounts estimated. Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by us. Any such increases in future costs could materially impact the amounts charged to operations for reclamation and remediation.

We further discuss in our Note 10 "Asset Retirement Obligation" to our consolidated financial statements included herein.

Revenue Recognition: For certain of our sales of copper and molybdenum products, customer contracts allow for pricing based on a month subsequent to shipping, in most cases within the following three months and in few cases perhaps a few further months. In such cases, revenue is recorded at a provisional price at the time of shipment. The provisionally priced copper sales are adjusted to reflect forward LME or COMEX copper prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract. In the case of molybdenum sales, for which there are no published forward prices, the provisionally priced sales are adjusted to reflect the market prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract. (See details in "Provisionally Priced Sales" under this Item 7).

Derivative Instruments: We utilize certain types of derivative financial instruments to enhance our ability to manage risks that exist as part of our ongoing business operations and to enhance our return on Company assets. Derivative contracts are reflected as assets or liabilities in the balance sheet at their fair value. The estimated fair value of the derivatives is based on market and/or dealer quotations and in certain cases valuation modeling. From time to time we have entered into copper and zinc swap contracts to protect a fixed copper and zinc price for portions of our metal sales, hedging contracts to fix power prices for a portion of our production costs, interest rate swap agreements to hedge the interest rate risk exposure on certain of our bank obligations with variable interest rates, currency swap arrangements to ensure Mexican peso/ U.S. dollar conversion rates. Gains and losses related to copper and zinc hedges are included in net sales, gain and losses related to power costs are included in cost of sales, all other gains and losses on derivative contracts are included in "Gain (loss) on derivative instruments" in the consolidated statement of earnings.

Income Taxes: In preparing our consolidated financial statements, we recognize income taxes in each of the jurisdictions in which we operate. For each jurisdiction, we calculate the actual amount currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rate is recognized through the income tax provision in the period that the change is enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, we consider estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If we determine that we will not realize all or a portion of our deferred tax assets, we will increase our valuation allowance with a charge to income tax expense. Conversely, if we determine that we will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

Our Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. We follow the guidance of ASC 740 "Income Tax" (FIN 48 "Uncertain tax positions" in prior literature) to record these liabilities. (See Note 8 "Income taxes" of the consolidated financial statements for additional information). We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Asset Impairments: We evaluate our long-term assets when events or changes in economic circumstances indicate that the carrying amount of such assets may not be recoverable. Our evaluations are based on business plans that are prepared using a time horizon that is reflective of our expectations of metal prices over our business cycle. We are currently using a long-term average copper price of $1.80 per pound of copper and an average molybdenum price of $11.00 per pound, along with near-term price forecast, for 2010, reflective of the current price environment, for our impairment tests. We use an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life to measure whether the assets are recoverable and measure any impairment by reference to fair value. Please see "Executive Overview - Cananea Strike" for discussion of impairment analysis related to the Cananea mine.

PROVISIONALLY PRICED SALES

The following are the provisionally priced copper and molybdenum sales outstanding at December 31, 2009, 2008 and 2007:

Provisionally Priced Sales		2009		2008		2007
Copper						
Millions of pounds		23.4		141.0		165.9
Priced at average of (per pound)	$	3.33	$	1.39	$	3.03
Molybdenum						
Millions of pounds		10.9		6.3		4.7
Priced at average of (per pound)	$	11.75	$	9.50	$	32.38

Provisional sales adjustments included in accounts receivable and net sales at December 31, 2009, 2008 and 2007 were as follows:

Provisional Sales Adjustments		2009		2008		2007
				(in millions)		
Copper	$	4.1	$	(44.2)	$	(42.0)
Molybdenum		(16.2)		(53.1)		—
Total	$	(12.1)	$	(97.3)	$	(42.0)

Management believes that the final pricing of these sales will not have a material effect on the Company's financial position or results of operations.

RESULTS OF OPERATIONS

The following table highlights key financial results for each of the years in the three-year period ended December 31, 2009.

Statement of Earnings Data		2009		2008		2007
				(in millions)		
Net sales	$	3,734.3	$	4,850.8	$	6,085.7
Cost of sales (exclusive of depreciation, amortization and depletion)		(1,823.7)		(2,182.2)		(2,122.2)
Selling, general and administrative		(78.3)		(102.4)		(98.0)
Depreciation, amortization and depletion		(322.6)		(327.3)		(327.9)
Exploration		(24.6)		(37.0)		(40.2)
Operating income		1,485.1		2,201.9		3,497.4
Interest expense		(99.7)		(105.9)		(123.2)
Interest capitalized		2.2		6.8		14.7
Interest income		6.6		48.4		82.5
Loss on debt prepayments		—		—		(16.6)
Gain (loss) on derivative instruments		4.2		(74.6)		(73.7)
Other income (expense)		6.1		17.2		30.8
Income taxes		(469.9)		(679.3)		(1,185.3)
Income attributable to non-controlling interest		(5.2)		(7.9)		(10.2)
Income attributable to SCC	$	929.4	$	1,406.6	$	2,216.4

The table below outlines the average published market metals prices for our metals for each of the three years ended December 31, 2009:

AVERAGE MARKET METALS PRICES

	2009	2008	2007	% Change 2008 to 2009	% Change 2007 to 2008
Copper price ($ per pound - LME)	$ 2.34	$ 3.16	$ 3.23	(25.9)%	(2.2)%
Copper price ($ per pound - COMEX)	$ 2.35	$ 3.13	$ 3.22	(24.9)%	(2.8)%
Molybdenum price ($ per pound)(1)	$ 10.91	$ 28.42	$ 29.91	(61.6)%	(5.0)%
Zinc price ($ per pound – LME)	$ 0.75	$ 0.85	$ 1.47	(11.8)%	(42.2)%
Silver price ($ per ounce - COMEX)	$ 14.67	$ 14.97	$ 13.39	(2.0)%	11.8%

(1) Platt's Metals Week Dealer Oxide.

SEGMENT SALES INFORMATION

The following table presents the volume of sales by segment of copper and our significant by-products, for each of the years in the three year period ended December 31, 2009:

Copper Sales (million pounds)	2009	2008	2007
Peruvian operations	808.4	762.2	787.8
Mexican open-pit	289.0	321.9	512.0
Mexican IMMSA Unit	34.6	35.4	30.9
Other and intersegment elimination	(14.2)	(5.0)	(0.2)
Total copper sales	1,117.8	1,114.5	1,330.5

By-product Sales (million pounds, except silver - million ounces)	2009	2008	2007
Peruvian operations:			
Molybdenum contained in concentrate	19.6	20.4	21.9
Silver	4.3	3.8	4.9
Mexican open-pit operations:			
Molybdenum contained in concentrate	21.4	16.0	14.0
Silver	6.5	4.4	3.6
IMMSA Unit			
Zinc-refined and in concentrate	228.0	220.7	250.6
Silver	12.3	8.9	10.7
Other and intersegment elimination			
Zinc	0.9	0.5	1.2
Silver	(4.9)	(2.1)	(0.9)
Total by-product sales			
Molybdenum contained in concentrate	41.0	36.4	35.9
Zinc-refined and in concentrate	228.9	221.2	251.8
Silver	18.2	15.0	18.3

Results of Operations for the Year Ended December 31, 2009 Compared to Year Ended December 31, 2008.

Net sales

Net sales in 2009 were $3,734.3 million, compared with $4,850.8 million in 2008, a decrease of $1,116.5 million. The decrease was principally a result of lower average metal prices, partially offset by increases in sales volume.

Copper sales volume increased slightly in 2009. However, molybdenum, and silver sales volume increased 12.6% and 21.1%, respectively, as a result of higher grades and recovery at our Cuajone and La Caridad mines. In addition, zinc sales volume increased 3.5% due to higher grades and recoveries.

The decline in metal prices, which began late in 2008 and continued into 2009 began to recover in the second quarter of 2009 and continued through the balance of the year. Copper prices averaged over $3.00 per pound in the fourth quarter and closed 2009 at $3.33 per pound. The average molybdenum and zinc prices in 2009 were 61.6% and 11.8% lower than 2008, respectively.

Net sales in 2008 also include a $137.0 million gain on copper derivatives. There was no copper derivative activity in 2009.

The table below presents information regarding the volume of our copper sales products for the years 2009 and 2008.

Copper Sales by product (million pounds)	2009	2008
Refined	692.4	657.4
Blister	46.6	21.9
Anode	36.0	22.0
Concentrates and other	100.3	101.4
SX/EW	108.1	142.2
Rod	134.4	169.6
Total	1,117.8	1,114.5

Mine copper production was 1,070.1 million pounds in 2009, a decrease of 0.7% from 2008. This decrease of 7.8 million pounds included a reduction of 19.4 million pounds at our Mexican open-pit segment mainly due to the strike at our Cananea mine, which was partially offset by an increase of 11.1 million pounds at our Peruvian mines due to higher ore grades and recoveries at the Toquepala mine.

Molybdenum production was 41.2 million pounds in 2009, a 14.0% increase from 2008. This increase was principally due to higher ore grades at the La Caridad and Cuajone mines.

Mine zinc production amounted to 243.5 million pounds in 2009, a 3.3% increase from 2008. The increase of 7.7 million pounds in zinc production is mainly due to higher ore grades at the Santa Barbara mine, and higher recoveries at the Santa Eulalia and Charcas mines.

Copper made up 70.7% of net sales in 2009 compared with 69.2% in 2008. Sales of by-products in 2009 totaled $1,095.4 million compared with $1,495.9 million in 2008, a decrease of 26.8%. The decrease is principally attributable to the decrease in the sales prices for molybdenum and zinc. The table below provides the sales of our by-products as a percentage of our total net sales.

By-product Sales as a percentage of total net sales	Year Ended December 31, 2009	2008
Molybdenum	11.7%	16.5%
Zinc	4.7%	4.0%
Silver	7.4%	4.3%
Other by-products	5.5%	6.0%
Total	29.3%	30.8%

Cost of sales (exclusive of depreciation, amortization and depletion)

Our cost of sales (exclusive of depreciation, amortization and depletion) in 2009 was $1,823.7 million, compared with $2,182.2 million in 2008, a decrease of $358.5 million, or 16.4%. The decrease in cost of sales was principally due to 1) $269.8 million of lower production cost, including, $200.8 million of lower fuel and power cost due to lower market prices, $28.8 million of lower operating and repair material cost and $28.4 million of lower contractor services at our Mexican operations, both mainly due to lower repairs at La Caridad mine, 2) $77.5 million of lower workers' participation as a result of lower earnings and 3) $4.8 million of lower mine royalties due to lower sales value.

Selling, general and administrative

Our selling, general and administrative expense in 2009 was $78.3 million, compared with $102.4 million in 2008, a decrease of $24.1 million. The decrease was mainly due to $8.5 million of lower legal and consulting services in 2009, from amounts spent in 2008 for improvements in information systems technology and tax and internal controls, $7.2 million of lower cost resulting from the devaluation of the Mexican peso, $1.5 million of lower taxes on financial transactions at our Peruvian operations and $1.5 million of lower technical assistance and software licences payments.

Exploration

We maintain active exploration programs in Peru, Mexico and Chile. Exploration expense in 2009 was $24.6 million and included $14.6 million in Peru (including Chile) and $10.0 million in Mexico, compared with $37.0 million in 2008, of which $20.4 million was in Peru (including Chile) and $16.6 million in Mexico.

Exploration expense in Peru decreased $5.8 million mainly as a result of the Tia Maria project entering the development stage. In 2008, exploration spending in Tia Maria was $5.0 million. Please see "Capital Expansion Program", under this Item 7. Also, in 2009 exploration expenses decreased $1.1 million in Chile due to lower drilling and reduced field work.

Exploration spending in Mexico was $6.6 million lower in 2009 and includes a decrease of $3.5 million at the IMMSA mines of Charcas and Santa Eulalia and a decrease of $3.1 million at the La Caridad mine. These decreases were the result of less drilling and field work in 2009.

Interest expense

Interest expense in 2009 was $99.7 million compared with $105.9 million in 2008, a decrease of $6.2 million. Interest expense decreased in 2009 as a result of a decrease in our average debt outstanding, mainly due to the payment of $150 million of the series A of our Yankee bonds in April 2008 and the amortization and decrease in interest rate of the Mitsui loan.

Interest income

Interest income in 2009 was $6.6 million, compared with $48.4 million in 2008, a decrease of $41.8 million. Our interest income decreased largely as a result of lower average cash balances and lower interest rate.

Gain (loss) on derivative instruments

Gain on derivative instruments in 2009 was $4.2 million compared with a loss of $74.6 million in 2008. The losses on derivative instruments in 2009 and 2008 are all related to the U.S. dollar / Mexican peso exchange rate derivatives. The Mexican peso has appreciated 3.5% in 2009 compared to a devaluation of 24.5% in 2008. For a further discussion please see Note 16 "Derivative instruments" to our consolidated financial statements. Gains or losses on copper and other metal derivatives are included in net sales and gains or losses on gas derivatives are included in the cost of sales on the consolidated statement of earnings.

Other income (expense)

Other income (expense) was income of $6.1 million in 2009 compared to an income of $17.2 million in 2008. The decrease of $11.1 million includes $27.1 million of lower income at our Mexican operations and $16.0 million of higher income at our Peruvian operations. The decrease in income at our Mexican operation was mainly due to $17.8 million of lower gain on the sale of inactive properties and $5.5 lower miscellaneous sales. The increase in income at our Peruvian operation was largely due to a gain in the mark to market valuation of short-term investments in 2009 of $3.4 million compared with a loss of $10.3 million in 2008.

Income taxes

Income taxes in 2009 were $469.9 million and include $471.1 million of Peruvian and Mexican income taxes and a benefit of $1.2 million for U.S. Federal and state income taxes. Income taxes in 2008 were $679.3 million and include $724.3 million of Peruvian and Mexican income taxes and $45.0 million for U.S. Federal and state income taxes. U.S. income taxes are primarily attributable to investment income and limitations placed on the use of available tax credits (both foreign tax credits and the minimum tax credit).

The decrease of $209.4 million or 30.8% was primarily due to $689.3 million of lower pretax income. The effective tax rate for 2009 was 33.5%, compared with 32.5% in 2008. The increase in the effective tax rate is largely due to dividends received by the Company from tax jurisdictions with lower tax rate (Mexico 28%). The dividend income is taxed in the U.S. at a rate of 35%.

The rate increase caused by this differential of 28% versus 35% was partially offset by benefits recognized when the Company settled prior year audits. Please see, Note 8 "Income taxes" for further discussion of the settlement.

Net Income attributable to the non-controlling interest

Net income attributable to the non-controlling interest in 2009 was $5.2 million compared with $7.9 million in 2008, a decrease of $2.7 million or 34%. This decrease is the result of lower earnings at our Peruvian operations.

Net income attributable to SCC

Our net income attributable to SCC in 2009 was $929.4 million, compared with $1,406.6 million in 2008, a decrease of $477.2 million or 33.9%. Net income attributable to SCC decreased as a result of the factors described above.

Segment Operating Income Information – 2009 vs.2008:

Peruvian Open-pit Operations

	2009	2008	Change Value	Change %
Net sales	$ 2,223.5	$ 2,803.2	$ (579.7)	(20.7)
Operating costs and expenses	(1,206.2)	(1,273.0)	66.8	5.2
Operating income	$ 1,017.3	$ 1,530.2	$ (512.9)	(33.5)

Net sales at our Peruvian operations in 2009 were $2,223.5 million, compared with $2,803.2 million in 2008, a decrease of $579.7 million. This decrease was primarily due to the decline in metal prices partially offset by an increase in copper and silver sales volume. The LME copper price was 25.9% lower in 2009 (the majority of the copper sales of our Peruvian operations are priced on the LME) and the molybdenum price was 61.6% lower.

Copper and silver sales volume increased by 46.2 million pounds and 0.6 million ounces, respectively. The increase in copper sales volume was mainly due to higher production at our Toquepala mine due to higher grades and recoveries. The increase in silver sales volume was due to higher production at both mines due to higher ore grades.

Net sales in 2008 also include a gain on copper derivatives of $91.8 million while in 2009 we held no copper derivatives positions.

Operating costs and expenses at our Peruvian operations in 2009 were $1,206.2 million, compared with $1,273.0 million in 2008, a decrease of $66.8 million primarily due to lower cost of sales (exclusive of depreciation, amortization and depletion). Cost of sales (exclusive of depreciation, amortization and depletion) was $1,026.7 million in 2009, compared with $1,100.4 million in 2008. The decrease of $73.7 million was principally the result of 1) $121.8 million of lower cost of fuel and power due to a decrease in market prices and 2) $64.6 million of lower workers' participation due to lower earnings. These decreases were partially offset by $99.0 million of higher copper concentrates purchased from third parties to cover smelter production requirements.

Operating income in 2009 was $1,017.3 million, compared with $1,530.2 million in 2008, a decrease of $512.9 million. The operating income increased as a result of the factors described above.

Mexican Open-pit Operations.

	2009	2008	Change Value	Change %
Net sales	$ 1,076.7	$ 1,583.6	$ (506.9)	(32.0)
Operating costs and expenses	(745.7)	(949.5)	203.8	21.5
Operating income	$ 331.0	$ 634.1	$ (303.1)	(47.8)

Net sales at our Mexican open-pit operations in 2009 were $1,076.7 million, compared with $1,583.6 million in 2008, a decrease of $506.9 million. This decrease is a result of lower metal prices, and lower copper sales volume, mainly refined and rod, due to the loss of production at Cananea as a result of the ongoing strike. In 2008 we produced and sold 34 million pounds of copper at Cananea versus nothing in 2009. This decrease was partially offset by an increase in silver and molybdenum production and sales volume due to higher ore grades and recoveries at La Caridad mine.

Net sales in 2008 included a gain on copper derivatives of $45.2 million while there was no copper derivative activity in 2009.

Operating cost and expenses at our Mexican open-pit operations in 2009 was $745.7 million compared with $949.5 million in 2008, a decrease of $203.8 million. The decrease was the result of lower cost of sales (exclusive of depreciation, amortization and depletion) in 2009 of $182.6 million. Cost of sales (exclusive of depreciation, amortization and depletion) was $545.6 million in 2009, compared with $728.2 million in 2008. The decrease was primarily the effect of the ongoing strike at the Cananea mine and includes, 1) $100.1 million of lower production cost, 2) $22.3 million of lower workers' participation, 3) $54.3 million of lower inventory consumption and 6) $14.0 million of severance payments in 2008.

Operating income in 2009 was $331.0 million, compared with $634.1 million in 2008, a decrease of $303.1 million or 47.8%. The operating income decreased as a result of the factors described above.

IMMSA Unit.

	2009	2008	Change Value	Change %
Net sales	$ 560.2	$ 525.1	$ 35.1	6.7
Operating costs and expenses	(423.3)	(513.3)	90.0	17.5
Operating income	$ 136.9	$ 11.8	$ 125.1	1,060.2

Net sales at our IMMSA Unit in 2009 were $560.2 million, compared with $525.1 million in 2008, an increase of $35.1 million. The increase in 2009 was primarily due to higher silver and zinc production and sales volume at the Santa Barbara mine as a result of higher ore grades and higher recoveries at the Santa Eulalia, Charcas and Santa Barbara mines, partially offset by lower metal prices.

Operating costs and expenses at our IMMSA Unit were $423.3 million in 2009, compared with $513.3 million in 2008, a decrease of $90.0 million. This decrease was primarily the result of $69.3 million of lower cost of sales (exclusive of depreciation, amortization and depletion). The decrease in cost of sales (exclusive of depreciation, amortization and depletion) included: 1) $54.9 million of lower production cost mainly due to lower market prices for fuel and power cost and 2) $21.4 million of lower inventory consumption.

Operating income in 2009 was $136.9 million, compared with $11.8 million in 2008, an increase of $125.1 million. The operating income decreased primarily as a result of the factors described above.

Intersegment Eliminations and Adjustments

The net sales, operating costs and expenses and operating income discussed above will not be directly equal to amounts in our consolidated statement of earnings because the adjustments of intersegment operating revenues and expenses must be taken into account. Please see Note 20 “Segment and related information” of our consolidated financial statements.

Results of Operations for the Year Ended December 31, 2008 Compared to Year Ended December 31, 2007.

Net sales

Net sales in 2008 were $4,850.8 million, compared with $6,085.7 million in 2007, a decrease of $1,234.9 million or 20.3%. The decrease was primarily attributable to a decrease in sales volume of 16.2% and a decline in metal prices.

Copper sales volume decreased 16.2% in 2008 due to a 17.4% decrease in production primarily due to the ongoing strike at the Cananea mine and lower ore grades at the Toquepala and La Caridad mines. In 2007, we also lost sales volume at Cananea due to a strike but to a lesser extent than in 2008. In addition, zinc and silver sales volume decreased as a result of the strikes at some of our other Mexican operations.

The decline in metal prices began late in the third quarter of the year and continued through the fourth quarter. Copper was 2.8% and 2.2% lower in 2008, depending on whether it was COMEX or LME market, the molybdenum price was 5.0% lower and zinc prices were 42.2% lower. As a result of the decreasing copper and molybdenum prices, adjustments for provisionally priced sales reduced 2008 net sales by approximately $403.5 million. In 2008, approximately 60% of our copper and almost all of our molybdenum were sold under contracts that based the final sales price on months subsequent to shipment.

Net sales in 2008 also include a $137.0 million gain on copper derivatives compared with a gain of $10.9 million in 2007.

The table below presents information regarding the volume of our copper sales products.

	Year Ended December 31,	
Copper Sales (million pounds)	**2008**	**2007**
Refined	657.4	586.4
Blister	21.9	51.4
Anode	22.0	31.1
Concentrates and other	101.4	255.9
SX/EW	142.2	190.4
Rod	169.6	215.3
Total	1,114.5	1,330.5

Mine copper production was 1,077.9 million pounds in 2008, a decrease of 17.4% from 2007. This decrease of 227.6 million pounds included a reduction of 204.1 million pounds at our Mexican operations mainly due to strike related reductions at our Cananea and San Martin mines which were on strike almost all of 2008 and lower ore grade and PLS processed at the La Caridad mine. Additionally, production at our Peruvian mines decreased by 23.5 million pounds mainly due to lower ore grades and recoveries at the Toquepala mine.

Molybdenum production and sales volume increased 1.1% and 1.3%, respectively in 2008 when compared to 2007. The increases are primarily due to higher grades from La Caridad mine.

Mine zinc production amounted to 235.7 million pounds in 2008, an 11.6% decrease from

2007. The decrease of 31.1 million pounds in zinc production is mainly due to the strike losses at our Taxco and San Martin mines.

Copper made up 69.2% of net sales in 2008 compared with 69.5% in 2007. Sales of by-products in 2008 totaled $1,495.9 million compared with $1,856.9 million in 2007, a decrease of 19.4%. The decrease is principally attributable to the decrease in the sales prices for molybdenum as well as decrease in sales volume and prices for zinc. The table below provides the sales of our by-products as a percentage of our total net sales.

By-product Sales as a Percentage of Total Net Sales	Year Ended December 31,	
	2008	2007
Molybdenum	16.5%	17.8%
Zinc	4.0%	6.0%
Silver	4.3%	3.8%
Other by-products	6.0%	2.9%
Total	30.8%	30.5%

Cost of sales (exclusive of depreciation, amortization and depletion)

Our cost of sales (exclusive of depreciation, amortization and depletion) in 2008 was $2,182.2 million, compared with $2,122.2 million in 2007, an increase of $60.0 million, or 2.8%. The increase in cost of sales was principally due to 1) $152.7 million of higher production cost, including, $113.2 million of higher fuel and power cost and $37.1 million of higher labor costs mainly at our Peruvian operations due to new labor agreements and the appreciation of the nuevo sol, and 2) $56.5 million of higher concentrates purchased from third parties to cover the loss of production at our Mexican mines. These increases were partially offset by 1) $98.8 million of lower workers participation, 2)$13.2 million of lower mining royalties both due to the decrease in revenues as a result of lower metal prices and 3)$29.8 million of gain in currency translation mainly due to the depreciation of the Mexican peso.

Selling, general and administrative

Our selling, general and administrative expense in 2008 was $102.4 million, compared with $98.0 million in 2007, an increase of $4.4 million. The increase was principally due to higher labor costs of $1.8 million, $1.5 million of higher legal and consulting services and $1.1 million of higher software and license fees.

Exploration

We maintain active exploration programs in Peru, Mexico and Chile. Exploration expense in 2008 was $37.0 million and included $20.4 million in Peru (including Chile) and $16.6 million in Mexico, compared with $40.2 million in 2007, of which $25.4 million was in Peru (including Chile) and $14.8 million in Mexico.

Exploration expense at Tia Maria decreased from $8.9 million in 2007 to $4.6 million in 2008. The spending in 2007 was high because it included the Tia Maria feasibility study. In 2008, Tia Maria entered the development stage as an economic project, please see "Capital Expansion Program," under this Item 7. Also in Peru, exploration spending on the Los Chancas project increased to $3.2 million in 2008 from $0.9 million in 2007, as we increased our spending on drilling and field work in 2008. Additionally, in 2007 we spent $7.0 million on other feasibility studies, compared to $3.2 million in 2008.

Exploration spending in Mexico was $16.6 million in 2008, as compared to $14.8 in 2007. Major spending in 2008 included drilling and field work at the Charcas and Santa Eulalia mines in our IMMSA Unit.

Interest expense

Interest expense in 2008 was $105.9 million compared with $123.2 million in 2007, a decrease of $17.3 million. Interest expense decreased in 2008 as a result of a decrease in our average debt outstanding, mainly due to the payment in April 2008 of $150 million of Series A of our Yankee bonds. Please see "Liquidity and Capital Resources" for a further discussion of our financing program.

Capitalized interest

Capitalized interest in 2008 was $6.8 million, compared with $14.7 million in 2007, a decrease of $7.9 million. This decrease is mainly due to the startup of the Ilo smelter modernization project in early 2007 and the start up of the new PLS dump project at Toquepala in late 2007. Capitalized interest for these two projects was $3.2 million lower in 2008. Capitalized interest at our Mexican operations decreased by $4.7 million in 2008 due to payment of our Yankee bonds.

Interest income

Interest income in 2008 was $48.4 million, compared with $82.5 million in 2007, a decrease of $34.1 million. Our interest income decreased principally as a result of lower interest rates on cash investments in 2008 and lower average invested balances.

Loss on debt prepayments

Loss on debt prepayments in 2007 was $16.6 million. This loss was related to the repurchase of $68.6 million of Series B of our Yankee bonds. We did not prepay any debt in 2008.

Loss on derivative instruments

Loss on derivative instruments in 2008 was $74.6 million compared with $73.7 million in 2007. Gains or losses on copper and other metal derivatives are included in net sales and gains or losses on gas derivatives are included in the cost of sales on the consolidated statement of earnings. The loss on derivative instruments in 2008 and 2007 includes the following (in millions):

	2008	2007
Gain (loss) on US dollar/ Mexican peso exchange rate derivatives	$ (74.6)	$ 8.6
Loss on embedded derivatives in short-term investments	—	(81.0)
Loss on dual currency notes	—	(1.3)
Total	$ (74.6)	$ (73.7)

The $74.6 million loss on US dollar/ Mexican peso exchange rate in 2008 was a result of the devaluation of the Mexican peso late in 2008. The Mexican peso devalued 24.5% in 2008 compared to an appreciation of 0.1% in 2007. In 2007 we held short-term investment instruments which were indexed to SCC Common Stock prices and other instruments leveraged and indexed to certain bond pools. These instruments were not principal protected and were deemed to contain embedded derivatives. Related to these embedded derivatives we lost $81.0 million in 2007 which was recorded as "Loss on derivative instruments" in the consolidated statement of earnings. The total amount of these investment instruments was liquidated during the course of 2007. We did not hold these types of instruments in 2008.

For a further discussion please see Note 16 "Derivative instruments" to our consolidated financial statements.

Other income (expense)

Other income (expense) in 2008 was $17.2 million compared to $30.8 million in 2007. The decrease of $13.6 million in income was attributable to $8.8 million of lower income at our Peruvian operations and $4.8 million at our Mexican operations. The decrease in income at our Peruvian operation was mainly due to a $10.3 million loss on a mark to market valuation of short-term investments, net of an increase in income of $1.5 million on miscellaneous sales. The decrease in income at our Mexican operation was mainly due to a loss of $12.4 million on the sale of investments, net of $3.9 million of tax recoveries, other than income tax. Also 2008, includes a $2.6 million loss on asset disposals.

Income taxes

Income taxes in 2008 were $679.3 million and include $724.3 million of Peruvian and Mexican income taxes and a benefit of $45.0 million for U.S. Federal and state income taxes. Income taxes in 2007 were $1,185.3 million and include $1.153.8 million of Peruvian and Mexican income taxes and $31.5 million for U.S. Federal and state income taxes. US income taxes are primarily attributable to investment income and limitations placed on the use of available tax credits (both foreign tax credits and the minimum tax credit).

The decrease of $506.0 million or 42.7% was primarily due to $1,318.1 million of lower pretax income. The effective tax rate for 2008 was 32.5%, compared with 34.8% in 2007. The decrease in the effective tax rate is largely due to the decrease in unrecognized tax benefits for uncertain tax positions due to a settlement with the IRS. Please see Note 8 "Income taxes" for further discussion of the settlement.

Net income attributable to the non-controlling interest

Net income attributable to the non-controlling interest in 2008 was $7.9 million compared with $10.2 million in 2007, a decrease of $2.3 million or 23.1%. This decrease is the result of lower earnings at our Peruvian operations.

Net income attributable to SCC

Our net income attributable to SCC in 2008 was $1,406.6 million, compared with $2,216.4 million in 2007, a decrease of $809.8 million or 36.5%. Net income attributable to SCC decreased as a result of the factors described above.

Segment Operating Income Information — 2008 vs.2007:

Peruvian Open-pit Operations

	2008	2007	Change Value	Change %
Net sales	$ 2,803.2	$ 3,192.9	$ (389.7)	(12.2)
Operating costs and expenses	(1,273.0)	(1,216.3)	(56.7)	(4.7)
Operating income	$ 1,530.2	$ 1,976.6	$ (446.4)	(22.6)

Net sales at our Peruvian operations in 2008 were $2,803.2 million, compared with $3,192.9 million in 2007, a decrease of $389.7 million. This decrease was principally due to the price decline of copper and molybdenum late in 2008. While the LME copper price was 2.2% lower in 2008 (the majority of the copper sales of our Peruvian operations are priced on the LME) and the molybdenum price was 5.0% lower. The reduction to sales was magnified, since the prices of the metals dropped sharply in the fourth quarter of 2008. This occurred since much of our sales of copper and molybdenum take final pricing in months subsequent to shipment. The effect of provisional price adjustments in the fourth quarter of 2008 reduced sales by $330.3 million.

Additionally, in 2008 copper, molybdenum and silver sales volume decreased by 25.6 million pounds, 1.5 million pounds and 0.9 million ounces, respectively. The decrease in copper sales was mainly due to lower ore grades and recoveries at the Toquepala mine. The decrease in molybdenum sales volume was due to lower production mainly from the Toquepala mine due to lower ore grade. Net sales in 2008 also include a gain on copper derivatives of $91.8 million compared with a gain of $5.5 million in 2007.

Operating costs and expenses at our Peruvian operations in 2008 were $1,273.0 million, compared with $1,216.3 million in 2007, an increase of $56.7 million principally due to higher cost of sales (exclusive of depreciation, amortization and depletion). Cost of sales (exclusive of depreciation, amortization and depletion) was $1,100.4 million in 2008, compared with $1,045.2 million in 2007. The increase of $55.2 million was primarily the result of 1)$192.6 million of higher production cost mainly due to $118.0 million of higher fuel and power cost due to higher market prices and $62.3 million of higher labor cost due to new labor agreements and the appreciation of the Peruvian nuevo sol during part of the year. These increases were partially offset by 2) $104.6 million of lower copper concentrates purchased from third parties, 3) $17.1 million of lower workers' participation due to lower earnings, and 4)$8.9 million of lower mining royalties due to lower metal prices.

Operating income in 2008 was $1,530.2 million, compared with $1,976.6 million in 2007, a decrease of $446.4 million. The operating income increased primarily as a result of the factors described above.

Mexican Open-pit Operations.

	2008	2007	Change Value	Change %
Net sales	$ 1,583.6	$ 2,225.1	$ (641.5)	(28.8)
Operating costs and expenses	(949.5)	(954.4)	4.9	0.5
Operating income	$ 634.1	$ 1,270.7	$ (636.6)	(50.1)

Net sales at our Mexican open-pit operations in 2008 were $1,583.6 million, compared with $2,225.1 million in 2007, a decrease of $641.5 million or 28.8%. This decrease is a result of lower metal prices and lower copper sales volume, mainly refined and rod, due to the loss of production as a result of the ongoing strike activity at the Cananea mine. While the COMEX copper price was 2.8% lower in 2008 (the majority of sales of our Mexican operations' copper are priced on COMEX) and the molybdenum price was 5.0% lower, the effect of provisional price adjustments in the fourth quarter of 2008 reduced sales by $76.4 million. Partially offsetting this reduction, net sales in 2008 included a gain on copper derivatives of $45.2 million compared with a gain of $5.5 million in 2007.

Operating cost and expenses at our Mexican open-pit operations in 2008 was $949.5 million compared with $954.4 million in 2007, a decrease of $4.9 million. This decrease was the result of lower cost of sales (exclusive of depreciation, amortization and depletion) in 2008 of $7.7 million, partially offset by $1.4 million of higher depreciation amortization and depletion due to higher amortization of capitalized leach material and $0.9 million of higher selling, general and administrative expenses. The decrease in cost of sales (exclusive of depreciation, amortization and depletion) was primarily the effect of the ongoing strike at the Cananea mine and is explained by 1) $56.4 million of lower production cost, 2) $62.0

million of lower workers' participation, 3) $17.6 million of lower inventory consumption partially offset by 4)$99.0 million of higher metals purchased from third parties, 5)$28.0 million of continuing cost at the Cananea mine and 6) $14.0 million of severance payments.

Operating income in 2008 was $634.1 million, compared with $1,270.7 million in 2007, a decrease of $636.6 million or 50.1%. The operating income increased primarily as a result of the factors described above.

IMMSA Unit.

	2008	2007	Change Value	Change %
Net sales	$ 525.1	$ 680.7	$ (155.6)	(22.9)
Operating costs and expenses	(513.3)	(434.3)	(79.0)	18.2
Operating income	$ 11.8	$ 246.4	$ (234.6)	(95.2)

Net sales at our IMMSA Unit in 2008 were $525.1 million, compared with $680.7 million in 2007, a decrease of $155.6 million or 22.9%. The decrease in 2008 was primarily due to lower sales volume caused by strikes at the Taxco and San Martin mines and lower zinc prices.

Operating costs and expenses at our IMMSA Unit were $513.3 million in 2008, compared with $434.3 million in 2007, an increase of $79.0 million or 18.2%. This increase was primarily the result of $86.3 million of higher cost of sales (exclusive of depreciation, amortization and depletion), partially offset by $4.9 million of lower depreciation, amortization and depletion, the effect of the accelerated depreciation taken in 2007 on the processing plant equipment at Pasta de Conchos as a result of the mine accident and $3.7 million of lower selling, general and administrative expenses due to lower consultant and support services. The increase in cost of sales (exclusive of depreciation, amortization and depletion) was principally the result of 1) $82.4 million of higher metal purchased from third parties to partially cover the production loss due to the strikes, 2) $38.0 million of loss in currency translation due to the depreciation of the Mexican peso against the US dollar, 3) $9.1 million of higher fuel and power cost due to increased market prices, 4) $8.6 million of higher drilling and field work at the Charcas and Santa Eulalia mines and 5)$11.4 million of contractor services for operations due to higher production of coal and coke in Nueva Rosita south pit. These increases were partially offset by 1) $21.2 million of lower workers' participation, 2)$15.0 million for an insurance reimbursement for the zinc refinery fire in 2007, 3) $13.1 million of use of inventory and 4) $8.1 million of lower tolling cost due to termination of the contract in May 2008.

Operating income in 2008 was $11.8 million, compared with $246.4 million in 2007, a decrease of $234.6 million or 95.2%. The operating income decreased primarily as a result of the factors described above.

Intersegment Eliminations and Adjustments

The net sales, operating costs and expenses and operating income discussed above will not be directly equal to amounts in our consolidated statement of earnings because the adjustments of intersegment operating revenues and expenses must be taken into account. Please see Note 20 "Segment and related information" of our consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

The following discussion relates to our liquidity and capital resources for each of the years in the three year period ended December 31, 2009.

Liquidity

The following table shows the cash flow for the years ended 2009 and 2008 (in millions):

		2009		2008		2007
Net cash provided from operating activities	$	963.2	$	1,728.3	$	2,703.5
Net cash used for investing activities	$	(359.3)	$	(418.6)	$	(246.0)
Net cash used for financing activities	$	(458.0)	$	(2,048.0)	$	(2,088.3)

Net cash provided from operating activities:

2009-2008

The decrease of $765.2 million in the 2009 cash provided from operating activities from 2008 was due to the reduction of $479.9 million in net income and an increase in working capital needs of $355.8 million. The reduction in net income was primarily due to lower metal prices.

In 2009 net income was $934.6 million, approximately 97% of the net operating cash flow. Significant items (deducted from), or added to arrive to operating cash flow included, depreciation, amortization and depletion of $322.6 million and $41.2 million of deferred income tax, which were added back to net income in determining operating cash flow, and ($56.8) million of the realized 2008 loss on derivative instruments, which were deducted from net income in determining operating cash flow.

In addition, in 2009 an increase in working capital decreased operating cash flow by $286.1 million. The 2009 and 2008 increase (decrease) in cash from working capital includes (in millions):

		2009		2008		Variance
Accounts receivable	$	(299.6)	$	330.1	$	(629.7)
Inventories		(4.5)		(3.3)		(1.2)
Accounts payable and accrued liabilities		(89.1)		(164.3)		75.2
Other operating assets and liabilities		107.1		(92.9)		200.0
Total	$	(286.1)	$	69.6	$	(355.7)

The increase in accounts receivable value was principally due to higher metal prices at the end of 2009 compared with 2008. The LME and COMEX copper prices increased by over 70% in the fourth quarter 2009 compared with the fourth quarter 2008, and zinc and silver increased by 85.2% and 73.0%, respectively. The increase in inventories of $4.5 million includes an increase of $23.8 million in metal inventory mainly due to higher metal purchases from third parties at our Mexican operations to reduce the production loss caused by the ongoing strikes net of a decrease of $19.2 million in supplies inventory. The decrease in accounts payable and accrued liabilities was mainly due to a decrease in accounts payable trade as a result of the lower prices of supplies and the strikes at our Mexican operations. Other operating assets and liabilities in 2009 were a source of cash of $107.1 million, which was caused principally by a decrease of $44.1 million in the long term income tax provision.

2008-2007

The decrease of $975.1 million in the 2008 cash provided from operating activities from 2007 was principally due to the reduction of $812.1 million in net income as a result of lower sales prices for most of our metal products and a decrease in sales volume.

In 2008 net income was $1,414.5 million approximately 81.8% of the net operating cash flow. Significant items (deducted from), or added to arrive to operating cash flow included, depreciation, amortization and depletion of $327.3 million and $56.8 million of unrealized loss on derivative instruments, which increased operating cash flow, and deferred income tax benefit of $100.1 million, which decreased operating cash flow.

In addition, in 2008 a decrease in working capital increased operating cash flow by $69.6 million. The 2008 and 2007 increase in cash from working capital includes (in millions):

	2008	2007	Variance
Accounts receivable	$ 330.1	$ 66.2	$ 263.9
Inventories	(3.3)	(34.6)	31.3
Accounts payable and accrued liabilities	(164.3)	(150.3)	(14.0)
Other operating assets and liabilities	(92.9)	153.7	(246.6)
Total	$ 69.6	$ 35.0	$ (34.6)

The decrease in accounts receivable was principally caused by the sharp decrease in metal prices at the end of 2008. The fourth quarter 2008 price of copper and molybdenum was approximately 46% and 55% lower than the fourth quarter of 2007. In addition, the year-end 2008 price of copper and molybdenum was approximately 55% and 70% lower than the year-end 2007 prices. Accounts payable and accrued liabilities decreased by $164.3 million in 2008, largely as a result of a decrease in workers' participation and income tax accruals of $107.8 million and $97.8 million, respectively, as a result of lower earnings in 2008. Other operating assets and liabilities in 2008 were a use of cash of $92.9 million which was caused principally by a decrease of $84.5 million in the long-term income tax provision, see Note 8 — "Income Taxes", of our consolidated financial statements.

In 2007, our earnings were $2,216.4 million, approximately 82.0% of the net operating cash flow. Significant items deducted from, or added to arrive to operating cash flow included, depreciation, amortization and depletion of $327.9 million, $81.0 million of realized loss on short-term investments and $66.6 million of deferred income tax, which positively increased operating cash flow and $45.9 million of capitalized leachable material, which lowered our cash flow. Additionally, a decrease in working capital needs increased operating cash flow by $34.9 million.

Net cash used for investing activities:

2009: Net cash used for investing activities in 2009 included $414.8 million for capital expenditures, $43.8 million of proceeds from the redemption of short-term investments and $11.8 million of proceeds from the sale of inactive properties in our Mexican operations. The capital expenditures included $284.4 million of investments at our Peruvian operations, $162.0 million for the Tia Maria project, $52.6 million for the Toquepala concentrator expansion, and $69.8 million for various other replacement expenditures. In addition, we spent $130.4 million for replacement assets at our Mexican operations, $79.4 million of which was at our Mexican open-pit operations, $27.8 million at our IMMSA Unit and $23.2 million at our administrative office in Mexico City.

2008: Net cash used for investing activities included $524.4 million of capital expenditures, $45.2 million received from the redemption of short-term investments and $60.6 million of proceeds from the sale of inactive properties at our Mexican operations. The $524.4 million of capital expenditures includes the following expenditures at our Peruvian operations, $118.0 million for the Tia Maria project, $37.7 million for the Toquepala expansion project, $18.2 million for the Cuajone expansion project, $21.7 million for the tailing disposal project, $17.3 million for electrical shovels and $89.5 for equipment replacement and upgrades. Capital expenditures also include equipment replacement and upgrade of $145.0 million at our Mexican open-pit operations, $44.2 million at our IMMSA Unit and $32.8 million for our administrative office in Mexico.

2007: Net cash used for investing activities was $246.0 million and included $315.7 million of capital expenditures, $217.9 million for the purchase of short-term investments, less $287.4 million received on the redemption of short-term investments. The $315.7 million of capital expenditures, includes $21.0 million for the Ilo smelter modernization project, $13.8 million for the Toquepala leach dump project, $10.5 million for the PLS dam project and $270.4 million for equipment replacements and upgrades of which $188.6 million was for our Mexican operations.

Net cash used for financing activities:

2009: Net cash used for financing activities amounted to $458.0 million, and included a shareholder dividend distribution of $376.0 million, a distribution to our non-controlling interest investors of $1.1 million, $71.9 million for the repurchase of 4.9 million shares of our Common Stock and $10.0 million for debt payment.

2008: Net cash used for financing activities amounted to $2,048.0 million, and included a shareholder dividend distribution of $1,710.8 million, a distribution to our non-controlling interest investors of $10.2 million, $384.7 million for the repurchase of 28.5 million shares of our Common Stock and $160.0 million of debt repayment. In addition, we received $216.4 million from the sale of 350 million shares of our parent company's Common Stock. See Note 15 "Stockholder Equity."

2007: cash used for financing activities amounted $2,088.3 million, mainly for a dividend distribution of $2,002.3 million to our shareholders and $7.2 million to our non-controlling interest investors. In 2007, financing activities also include $68.6 million for the repurchase of our Yankee bonds series B and a $10.0 million payment on the Mitsui loan.

Other Liquidity Considerations

In 2008, the Company's Board of Directors authorized an up to $500 million share repurchase program. Under this program we may purchase shares from time to time, based on market conditions and other factors. In 2009 the Company purchased 4.9 million shares of its Common Stock at a cost of $71.9 million. In 2008, we purchased 28.5 million shares under this program at a cost of $384.7 million. These shares will be available for general corporate purposes. The repurchase program has no expiration date and may be modified or discontinued at any time.

On January 28, 2010 the Board of Directors authorized a dividend of 43 cents per share to be paid on March 4, 2010 to shareholders of record as of February 19, 2010. Our dividend policy continues to be reviewed at Board of Directors' meetings, taking into consideration the current capital investment program and expected future cash flow generated from operations.

We expect that we will meet our cash requirements for 2010 and beyond from cash on hand and internally generated funds. In addition, we believe that we will be able to access additional external financing on reasonable terms, if required.

In December 2006, our Peruvian Branch signed a contract with the Peruvian government committing our Company to make annual contributions for five years to support the regional development of Peru. The contributions are being used for social benefit programs. In 2009, 2008 and 2007, the Company made non-deductible contributions of $12.7 million, $18.9 million and $16.1 million out of 2008, 2007 and 2006 earnings, respectively and has charged 2009 earnings $9.1 million for the 2010 contribution. Future contributions could increase or decrease depending on earnings and copper prices. If the average annual LME copper price is below $1.79 per pound the contribution will cease.

In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge to be paid by mining companies. Under this law, we are subject to a 1% to 3% charge, based on sales, applicable to the value of the concentrates produced. We made a provision of $43.7 million, $53.9 million and $62.8 million in 2009, 2008 and 2007, for this charge. During 2009, 2008 and 2007 we made payments of $38.4 million, $58.0 million and $64.0 million, respectively, related to this charge.

FINANCING

Our total debt at December 31, 2009 was $1,296.4 million compared with $1,306.4 million at December 31, 2008 before the unamortized discount of notes issued under par of $16.1 million and $16.4 million at December 31, 2009 and 2008, respectively. The $10.0 million decrease in 2009 was for a scheduled repayment on our Mitsui loan.

The ratio of debt to total capitalization was 24.7% at December 31, 2009, compared with 27.5% at December 31, 2008. Also, the ratio of net debt to total capitalization was 11.6% at December 31, 2009 compared with 14.5% at December 31, 2008.

We define net debt as total debt, including current maturities, minus cash and cash equivalents. We believe that net debt is useful to investors as a measure of our financial position. We use the net debt to capitalization ratio as measure of our indebtedness position and to determine how much debt can we take in addition to the use of the equity and the balance sheet in general. We define capitalization as the sum of the carrying values of our total debt, including current maturities and equity.

Capital Expenditure Programs

A discussion of our capital expenditure programs is an important part of understanding our liquidity and capital resources. We expect to meet the cash requirements for these capital expenditures from cash on hand, internally generated funds and from additional external financing if required. For information regarding our capital expenditure programs, please see the discussion under the caption "Capital Expansion Program" under this Item 7.

CONTRACTUAL OBLIGATIONS

The following table summarizes our significant contractual obligations as of December 31, 2009:

		Payments due by Period					
	Total	2010	2011	2012	2013	2014	2015 and Thereafter
				(dollars in millions)			
Long-term debt	$ 1,296.4	$ 10.0	$ 10.0	$ 10.0	$ 10.0	$ —	$ 1,256.4
Interest on debt	2,087.3	93.9	93.6	93.4	93.1	93.0	1,620.3
Uncertain tax position(a)	26.2						
Workers' participation	150.9	150.9					
Contribution to the Peruvian regional development	9.1	9.1					
Pension and post-retirement obligations	98.5	31.0	5.6	5.8	6.1	6.4	43.6
Asset retirement obligation	267.3	—	—	—	—	—	267.3
Purchase obligations:							
Commitment to purchase energy	1,228.6	167.5	167.6	167.5	167.6	167.5	390.9
Capital expenditure projects	228.0	228.0	—	—	—	—	—
Total	$ 5,392.3	$ 690.4	$ 276.8	$ 276.7	$ 276.8	$ 266.9	$ 3,578.5

(a) The above table does not include any future payment related to uncertain tax position liabilities because there is often a high degree of uncertainty regarding the timing of future cash outflows. As of December 31, 2009 the liability recognized by the Company is $26.2 million and is included as non-current liability in the consolidated balance sheet.

Interest on debt is calculated at rates in effect at December 31, 2009. Please refer to Note 11 "Financing" of our consolidated financial statements for a description of our long-term debt arrangements and credit facilities.

Workers' participation is currently calculated based on Peruvian Branch and Mexican pre-tax earnings. In Peru, the provision for workers' participation is calculated at 8% of pre-tax earnings. The current portion of this participation, which is accrued during the year, is based on Peruvian Branch's taxable income and is largely distributed to workers following determination of final results for the year. Amounts in excess of 18 times a workers salary is distributed to governmental bodies. In Mexico, workers' participation is determined using the guidelines established in the Mexican income tax law at a rate of 10% of pre-tax earnings as adjusted by the tax law.

Pursuant to our agreement with the Peruvian Government signed on December 28, 2006 we have committed to make annual contributions for five years for the regional development of Peru based on Peruvian Branch's earnings after income tax. Future contributions could increase or decrease depending on copper prices. The commitment of the Peruvian Branch is for a total of 1.25% of its annual earnings, after Peruvian income tax. If the average annual LME copper price drops below $1.79 per pound the contribution will cease. For an additional discussion on this matter please see "Regional development contribution" in Note 14 "Commitments and contingencies" of the consolidated financial statements.

Pension and post retirement obligations include the benefit expected to be paid under our post-retirement benefit plans. Please refer to Note 12 "Benefit plans" of our consolidated financial statements.

Asset retirement obligations include the aggregate amount of the closure and remediation costs of our Peruvian mines and facilities to be paid under the mine closure plans approved by MEM. See note 10 "Asset retirement obligation."

We have a commitment to purchase power for our Peruvian operations from Enersur through April 2017. In 2009 we signed a Memorandum of Understanding ("MOU") with Enersur regarding the power supply agreement. As a result of the MOU, formulas for calculating the monthly power cost have changed, decreasing power cost vis a vis the former methodology. The new formula has been applied since May 2009 to date and will be used until the end of the contract in 2017. Amounts indicated on the above table are based on our long-term estimated power costs as amended by the MOU, which are subject to change as energy generation costs change and our forecasted power requirements through the life of the agreements change.

Capital expenditure projects include committed purchase orders and executed contracts principally for our Peruvian projects of Tia Maria and the Toquepala concentrator expansion.

NON-GAAP INFORMATION RECONCILIATION

Following is a reconciliation of "Operating Cash Cost" (see page 83) to GAAP cost of sales in millions of dollars and dollars per pound in the table below:

	2009		2008		2007	
	$ million	$ per unit	$ million	$ per unit	$ million	$ per unit
Cost of sales (exclusive of depreciation, amortization and depletion)-GAAP	$ 1,823.7	$ 1.751	$ 2,182.2	$ 1.976	$ 2,122.2	$ 1.698
Add:						
Selling, general and administrative	78.3	0.075	102.4	0.093	98.0	0.078
Treatment and refining charges	42.3	0.041	40.8	0.037	57.9	0.046
By-product revenue(1)	(1,023.2)	(0.983)	(1,476.1)	(1.336)	(1,909.3)	(1.527)
Net revenue on sale of metal purchased from third parties	(17.8)	(0.017)	(18.2)	(0.016)	(13.8)	(0.011)
Less:						
Workers' participation	(134.7)	(0.129)	(212.1)	(0.192)	(310.9)	(0.249)
Cost of metals purchased from third parties	(271.5)	(0.261)	(232.8)	(0.211)	(157.7)	(0.126)
Royalty charge and other, net	(146.2)	(0.140)	(121.6)	(0.111)	(164.2)	(0.131)
Inventory change	23.8	0.023	(23.9)	(0.022)	(31.5)	(0.025)
Operating Cash Cost	**$ 374.7**	**$ 0.360**	**$ 240.7**	**$ 0.218**	**$ (309.3)**	**$ (0.247)**
Less by-product revenue and net revenue on sale of metal purchased from third parties	1,041.0	1.000	1,494.3	1.353	1,923.2	1.538
Operating Cash Cost, without by-product revenue and net revenue on sale of metal purchased from third parties	$ 1,415.7	$ 1.360	$ 1,735.0	$ 1.571	$ 1,613.9	$ 1.291
Total pounds of copper produced (in millions)	1,041.3		1,104.6		1,250.0	

(1) Includes net by-product sales revenue and premiums on sales of refined products.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

A portion of our outstanding debt bears interest at variable rates and accordingly is sensitive to changes in interest rates. Interest rate changes would also result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based upon our indebtedness at December 31, 2009, a change in interest rates of one percent (or 100 basis points) would have an average annual impact on net income and cash flows of $0.2 million. Most of our debt is at fixed rates.

We are also exposed to market risk associated with changes in foreign currency exchange rates as certain costs incurred are in currencies other than our functional currency, the U.S. dollar. To manage the volatility related to the risk, we may enter into forward exchange contracts, currency swaps or other currency hedging arrangements. Portions of our operating costs are denominated in Peruvian nuevos soles and Mexican pesos. Since our revenues are primarily denominated in U.S. dollars, when inflation/deflation in Peru or Mexico is not offset by a change in the exchange rate of the nuevo sol or the peso, respectively, to the dollar, our financial position, results of operations and cash flows could be adversely affected to the extent that the inflation/devaluation effects are passed onto us by our suppliers or reflected in our wage adjustments. In addition, the dollar value of our net monetary assets denominated in nuevos soles or pesos can be affected by devaluation of the nuevo sol or the peso, resulting in a remeasurement loss in our financial statements. Recent inflation and devaluation rates are provided in the table below.

	Year Ended December 31,		
	2009	2008	2007
Peru			
Peruvian inflation rate	0.2%	6.6%	3.9%
Nuevo sol/dollar devaluation/(appreciation) rate	(8.0)%	4.8%	(6.3)%
Mexico			
Mexican inflation rate	3.6%	6.5%	3.8%
Peso/dollar devaluation/(appreciation) rate	(3.5)%	24.5%	(0.1)%

Change in monetary position:

Assuming an exchange rate change of 10% at December 31, 2009, we estimate our net monetary position in Peruvian nuevo sol and Mexican pesos would increase (decrease) our operating income as follows:

Variance	Effect in net earnings ($ in million)
Appreciation of 10% in exchange rate of U.S. dollar vs. nuevo sol	$ 36.2
Devaluation of 10% in exchange rate of U.S. dollar vs. nuevo sol	$ (29.6)
Appreciation of 10% in exchange rate of U.S. dollar vs. Mexican peso	$ 26.1
Devaluation of 10% in exchange rate of U.S. dollar vs. Mexican peso	$ (21.3)

The net monetary position is net of those assets and liabilities that are nuevo sol or peso denominated at December 31, 2009.

Metal price sensitivity:

We are subject to market risks arising from the volatility of copper and other metal prices. Assuming that expected metal production and sales are achieved, that tax rates are unchanged, and giving no effects to potential hedging programs, metal price sensitivity factors would indicate estimated changes in net earnings resulting from metal price changes in 2010 as provided in the table below:

	Copper	Molybdenum	Zinc	Silver
Change in metal prices (per pound except silver – per ounce)	$ 0.01	$ 1.00	$ 0.01	$ 1.00
Change in net earnings (in millions)	$ 5.7	$ 22.1	$ 1.3	$ 9.5

We occasionally use derivative instruments to manage our exposure to market risk from changes in commodity prices, interest rate and exchange rate risk exposures. We generally do not enter into derivative contracts unless we anticipate a future activity that is likely to occur that will result in exposing our Company to market risk.

Copper and zinc swaps:

In 2009 we did not enter into any copper or zinc derivative contracts. During 2008 and 2007 we entered into copper collar and swap contracts to protect a portion of our sales of copper production as follows:

	2008	2007
Collar contracts:		
Pounds (in millions)	220.5	170.5
Average LME cap price	$ 4.23	$ 4.07
Average LME floor price	$ 3.40	$ 3.20
Swap contracts:		
Pounds (in millions)	175.1	11.9
Weighted average COMEX price	$ 3.87	$ 3.71
Gain on copper derivatives	$ 137.0	$ 10.9

The gains obtained were recorded in net sales on the consolidated statement of earnings. Also, these gains were recorded in net earnings in operating activities of the consolidated statement of cash flow.

Transactions under these metal price protection programs are not accounted for as hedges under ASC 815-15 "Derivatives and Hedging-embedded derivatives" (formerly SFAS No. 133 "Accounting for Derivatives Instruments and Hedging Activities") and are adjusted to fair market value based on the metal prices as of the last day of the respective reporting period with the gain or loss recorded in net sales on the consolidated statement of earnings.

Gas swaps:

In the last three years we entered into gas swap contracts to protect part of our gas consumption as follows:

	2009	2008	2007
Gas volume (MMBTUs)	306,000	460,000	900,000
Fixed price	$ 3.6350	$ 8.2175	$ 7.5250
Loss (in millions)	—	$ (0.9)	$ (0.9)

The losses obtained were included in the production cost. At December 31, 2009 we did not hold any gas contract positions.

Exchange Rate Derivatives, U.S. dollar / Mexican peso contracts:

Because more than 85% of our sales collections in Mexico are in US dollars and many of our costs are in Mexican pesos, we entered into zero-cost derivative contracts with the purpose of protecting, within a range, against an appreciation of the Mexican peso to the US dollar.

Related to the exchange rate derivative contracts we recorded gains and (losses) as follows (in millions):

	As of December 31,		
	2009	2008	2007
Gain (loss)	$ 4.2	$ (74.6)	$ 8.6

These gains and losses were recorded as gain (loss) on derivative instruments in the consolidated statements of earnings. At December 31, 2009 we did not hold any exchange rate derivative contracts.

Dual currency notes:

We did not hold any dual currency notes in 2009 and 2008. However, in 2007 we recorded an exchange loss of $1.3 million which was recorded as loss on derivative instruments in the consolidated statement of earnings and earned interest of $2.1 million, which was recorded as interest income in the consolidated statement of earnings.

Short-term investments:

Short-term investments were as follows:

	As of December 31,	
Investments	2009	2008
Short-term investments in securities issued by public companies (in millions)	$ 22.9	$ 62.4
Weighted average interest rate	0.63%	1.85%

Short-term investments consist of securities issued by public companies, which have been classified as available for sale. Each security is independent of the others. As of December 31, 2009 and 2008, gross unrealized gains and losses on available for sale securities were not material.

Related to these investments we earned interest which was recorded as interest income in the consolidated statement of earnings. Also we redeemed some of these securities and obtained gains (losses) due to changes in fair value, which were recorded as other income (expense) in the consolidated statement of earnings.

As of December 31, 2009 and 2008 contractual maturities of debt securities are as follows (in millions):

	2009	2008
One year or less	$ 9.0	$ 23.6
Maturing after one year through five years	4.1	24.8
Maturing after five years through ten years	0.1	1.5
Due after ten years	9.7	12.5
Total debt securities	$ 22.9	$ 62.4

The following table summarizes the activity of these investments (in millions):

	Year ended December 31,	
	2009	2008
Interest earned	$ 0.4	$ 4.1
Investment redeemed	$ 43.8	$ 45.2
Loss recognized for other than temporary declines	—	$ 10.3

IMPACT OF NEW ACCOUNTING STANDARDS

None

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

Southern Copper Corporation
and Subsidiaries
CONSOLIDATED STATEMENT OF EARNINGS

For the years ended December 31, (in thousands, except for per share amounts)	2009	2008	2007
Net sales	$ 3,734,280	$ 4,850,820	$ 6,085,672
Operating cost and expenses:			
Cost of sales (exclusive of depreciation, amortization and depletion shown separately below)	1,823,673	2,182,206	2,122,163
Selling, general and administrative	78,291	102,432	98,047
Depreciation, amortization and depletion	322,590	327,302	327,898
Exploration	24,578	36,990	40,212
Total operating costs and expenses	2,249,132	2,648,930	2,588,320
Operating income	1,485,148	2,201,890	3,497,352
Interest expense	(99,793)	(105,928)	(123,204)
Capitalized interest	2,156	6,776	14,717
Gain (loss) on derivative instruments	4,236	(74,628)	(73,711)
Loss on debt prepayments	—	—	(16,572)
Other income (expense)	6,077	17,272	30,759
Interest income	6,610	48,400	82,519
Income before income taxes	1,404,434	2,093,782	3,411,860
Income taxes	469,861	679,323	1,185,261
Net income	934,573	1,414,459	2,226,599
Less: Net income attributable to the non-controlling interest	5,192	7,866	10,229
Net income attributable to SCC	$ 929,381	$ 1,406,593	$ 2,216,370
Per common share amounts attributable to SCC:			
Net earnings – basic and diluted	$ 1.09	$ 1.60	$ 2.51
Dividends paid	$ 0.44	$ 1.94	$ 2.27
Weighted average shares outstanding – basic and diluted	850,697	878,713	883,392

The accompanying notes are an integral part of these consolidated financial statements.

Southern Copper Corporation
and Subsidiaries
CONSOLIDATED BALANCE SHEET

At December 31, (in thousands)	2009	2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 772,306	$ 716,740
Short-term investments	22,948	62,376
Accounts receivable trade (less allowance for doubtful accounts (2009 - $4,614 and 2008 - $4,811)	407,979	104,149
Accounts receivable other (including affiliates 2009 - $4,491 and 2008 - $1,925)	31,971	29,439
Inventories	456,122	451,597
Deferred income tax – current portion	19,672	64,711
Other current assets	67,131	124,681
Total current assets	1,778,129	1,553,693
Property, net	3,969,558	3,810,508
Leachable material, net	107,262	156,294
Intangible assets, net	113,840	115,059
Deferred income tax	52,670	83,106
Other assets	41,113	45,664
Total assets	$ 6,062,572	$ 5,764,324
LIABILITIES		
Current liabilities:		
Current portion of long-term debt	$ 10,000	$ 10,000
Accounts payable	283,703	413,351
Accrued income taxes	91,359	34,378
Due to affiliated companies	—	8,965
Accrued workers' participation	150,692	205,466
Accrued interest	39,795	40,968
Other accrued liabilities	26,876	24,335
Total current liabilities	602,425	737,463
Long-term debt	1,270,252	1,279,972
Deferred income taxes	143,508	169,342
Non-current taxes payable	26,201	70,266
Other liabilities and reserves	77,607	93,875
Asset retirement obligation	48,925	18,007
Total non-current liabilities	1,566,493	1,631,462
Commitments and contingencies (Note 14)		
STOCKHOLDERS' EQUITY		
Common stock par value $0.01; shares authorized: 2009 and 2008 960,000,000 shares issued: 2009 and 2008 – 884,596,086	8,846	8,846
Additional paid-in capital	1,013,326	993,826
Retained earnings	3,469,930	2,916,517
Accumulated other comprehensive loss	(13,061)	(23,477)
Treasury stock, at cost, common shares	(603,413)	(514,453)
Total stockholders' equity	3,875,628	3,381,259
Non-controlling interest	18,026	14,140
Total equity	3,893,654	3,395,399
Total liabilities and equity	$ 6,062,572	$ 5,764,324

The accompanying notes are an integral part of these consolidated financial statements.

Southern Copper Corporation
and Subsidiaries
CONSOLIDATED STATEMENT OF CASH FLOWS

For the years ended December 31, (in thousands)	2009	2008	2007
OPERATING ACTIVITIES			
Net income	$ 934,573	$ 1,414,459	$ 2,226,599
Adjustments to reconcile net earnings to net cash provided from operating activities:			
Depreciation, amortization and depletion	322,590	327,302	327,898
Capitalized leachable material	—	(2,246)	(45,903)
(Gain) loss on currency translation effect	18,307	(18,063)	12,052
Provision (benefit) for deferred income taxes	41,231	(100,115)	66,596
(Gain)loss on sale of property	(6,173)	(29,778)	780
Loss on short-term investments	(4,353)	10,339	81,006
Unrealized loss (gain) on derivative investments	(56,815)	56,815	(520)
Cash provided from (used for) operating assets and liabilities:			
Accounts receivable	(299,631)	330,163	66,200
Inventories	(4,525)	(3,314)	(34,632)
Accounts payable and accrued liabilities	(89,139)	(164,284)	(150,309)
Other operating assets and liabilities	107,113	(92,938)	153,689
Net cash provided from operating activities	963,178	1,728,340	2,703,456
INVESTING ACTIVITIES			
Capital expenditures	(414,822)	(524,400)	(315,741)
Purchase of short-term investments	—	—	(217,903)
Proceeds on sale of short-term investments	43,781	45,188	287,398
Sale of property	11,755	60,613	—
Other	—	—	267
Net cash used for investing activities	(359,286)	(418,599)	(245,979)
FINANCING ACTIVITIES			
Debt repaid	(10,000)	(160,025)	(78,600)
SCC common shares buyback	(71,903)	(384,656)	—
Proceeds from sale of parent company shares	—	216,438	—
Dividends paid to common stockholders	(375,969)	(1,710,813)	(2,002,312)
Distributions to non-controlling interest	(1,149)	(10,211)	(7,211)
Other	998	1,231	(224)
Net cash used for financing activities	(458,023)	(2,048,036)	(2,088,347)
Effect of exchange rate changes on cash and cash equivalents	(90,303)	45,763	17,364
Increase(decrease) in cash and cash equivalents	55,566	(692,532)	386,494
Cash and cash equivalents, at beginning of year	716,740	1,409,272	1,022,778
Cash and cash equivalents, at end of year	$ 772,306	$ 716,740	$ 1,409,272

	2009	2008	2007
		(in thousands)	
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 95,492	$ 116,709	$ 117,883
Income taxes	$ 339,421	$ 922,019	$ 1,057,931
Workers' participation	$ 183,697	$ 305,216	$ 301,056
Supplemental schedule of non-cash operating, investing and financing activities:			
(Increase) decrease in pension and other post-retirement benefits	$ 10,416	$ 3,050	$ (3,266)
Non cash transactions:			
Common Stock split:			
Increase in Common Stock	$ —	$ 5,897	$ —
Decrease in additional paid-in capital	$ —	$ 5,897	$ —

The accompanying notes are an integral part of these consolidated financial statements.

Southern Copper Corporation
and Subsidiaries
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For years ended December 31, (in thousands)	**2009**	**2008**	**2007**
TOTAL EQUITY, beginning of year	$ 3,395,399	$ 3,864,805	$ 3,680,594
STOCKHOLDERS' EQUITY, beginning of year	3,381,259	3,848,120	3,666,605
CAPITAL STOCK:			
Balance at beginning and end of year (1):	8,846	8,846	8,846
ADDITIONAL PAID-IN CAPITAL (1):			
Balance at beginning of year	993,826	819,646	766,796
Gain on sale of parent company shares	—	144,091	—
Net movement of the period	19,500	30,089	52,850
Balance at end of year	1,013,326	993,826	819,646
TREASURY STOCK:			
Southern Copper common shares			
Balance at beginning of the year	(388,968)	(4,360)	(4,409)
Share repurchase program	(71,904)	(384,656)	—
Used for corporate purposes	160	48	49
Balance at end of period	(460,712)	(388,968)	(4,360)
Parent Company common shares			
Balance at beginning of year	(125,485)	(170,315)	(92,603)
Sale of shares	—	72,339	—
Other activity, including dividend, interest and currency translation effect	(17,216)	(27,509)	(77,712)
Balance at end of year	(142,701)	(125,485)	(170,315)
Treasury stock balance at end of year	(603,413)	(514,453)	(174,675)
RETAINED EARNINGS:			
Balance at beginning of year	2,916,517	3,220,857	3,010,307
Net earnings	929,381	1,406,473	2,216,370
Cumulative effect of uncertain tax position	—	—	(3,508)
Dividends paid, Common Stock, per share, 2009 - $0.44, 2008 - $1.94, 2007 - $2.27	(375,968)	(1,710,813)	(2,002,312)
Balance at end of year	3,469,930	2,916,517	3,220,857
ACCUMULATED OTHER COMPREHENSIVE LOSS:			
Balance at beginning of year	(23,477)	(26,554)	(22,332)
(Increase) decrease in pension and other post-retirement benefits	10,416	3,050	(3,266)
Unrealized gain on equity securities	—	27	(956)
Balance at end of year	(13,061)	(23,477)	(26,554)
STOCKHOLDERS' EQUITY, end of year	3,875,628	3,381,259	3,848,120
NON-CONTROLLING INTEREST, beginning of year	14,140	16,685	13,989
Net earnings	5,192	7,866	10,229
Dividends paid	(1,149)	(10,211)	(7,211)
Other activity	(157)	(200)	(322)
NON-CONTROLLING INTEREST, end of year	18,026	14,140	16,685
TOTAL EQUITY, end of year	$ 3,893,654	$ 3,395,399	$ 3,864,805

(1) Initial balance was retrospectively adjusted to reflect the stock split made in 2008.

	2009	2008	2007
RETAINED EARNINGS:			
Unappropriated	$ 1,693,675	$ 540,981	$ 1,128,407
Appropriated	1,776,255	2,375,536	2,092,450
Total retained earnings	$ 3,469,930	$ 2,916,517	$ 3,220,857
COMPREHENSIVE INCOME:			
Net income	$ 934,573	$ 1,414,459	$ 2,226,599
Other comprehensive income (loss) net of tax:			
(Increase) decrease in pension and other post-retirement benefits	10,416	3,050	(3,266)
Unrealized gain on equity securities	—	27	(956)
Total comprehensive income	$ 944,989	$ 1,417,536	$ 2,222,377
Comprehensive income attributable to the non-controlling interest	$ 5,192	$ 7,866	$ 10,229
Comprehensive income attributable to SCC	$ 939,797	$ 1,409,670	$ 2,212,148

The accompanying notes are an integral part of these consolidated financial statements.

SOUTHERN COPPER CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-DESCRIPTION OF THE BUSINESS:

The consolidated financial statements presented herein consist of the accounts of Southern Copper Corporation ("SCC" or the "Company") and its subsidiaries. The Company is an integrated producer of copper and other minerals, and operates mining, smelting and refining facilities in Peru and Mexico. The Company conducts its primary operations in Peru through a registered branch (the "Peruvian Branch"). The Peruvian Branch is not a corporation separate from the Company. The Company's Mexican operations are conducted through subsidiaries.

NOTE 2-SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Principles of consolidation—

The consolidated financial statements include the accounts of subsidiaries of which the Company has voting control, in accordance with Accounting Standards Codification 810 *Consolidation* "ASC-810" (in prior literature SFAS No. 94 "Consolidation of All Majority-Owned Subsidiaries"). Such financial statements are prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

The consolidated balance sheets as of December 31, 2008 and the related consolidated statement of earnings, changes in equity and cash flows for the years ended December 31, 2008 and 2007, have been retrospectively adjusted to conform with the new presentation requirements related to the non-controlling interest set forth in ASC-810 (in prior literature SFAS No. 160 "non-controlling interest").

Use of estimates—

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant items subject to such estimates and assumptions include the carrying value of ore reserves that are the basis for future cash flow estimates and amortization calculations; environmental, reclamation, closure and retirement obligations; estimates of recoverable copper in mill and leach stockpiles; asset impairments (including estimates of future cash flows); bad debts; inventory obsolescence; deferred and current income tax; valuation allowances for deferred tax assets; reserves for contingencies and litigation; and fair value of financial instruments. Management bases its estimates on the Company's historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results could differ from those estimates.

Revenue recognition—

Substantially all of the Company's copper is sold under annual or other longer-term contracts.

Revenue is recognized when title passes to the customer. The passing of title is based on terms of the contract, generally upon shipment. Copper revenue is determined based on the monthly average of prevailing commodity prices according to the terms of the contracts. The Company provides allowances for doubtful accounts based upon historical bad debt and claims experience and periodic evaluation of specific customer accounts.

For certain of the Company's sales of copper and molybdenum products, customer contracts allow for pricing based on a month subsequent to shipping, in most cases within the following three months and in a couple of cases a few additional months. In such cases, revenue is recorded at a provisional price at the time of shipment. The provisionally priced copper sales are adjusted to reflect forward LME or COMEX copper prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract. In the case of molybdenum sales, for which there are no published forward prices, the provisionally priced sales are adjusted to reflect the market prices at the end of each month until a final adjustment is made to the price of the shipments upon settlement with customers pursuant to the terms of the contract.

These provisional pricing arrangements are accounted for separately from the contract as an embedded derivative instrument under ASC 815-15 "Derivatives and Hedging — embedded derivatives" (in prior literature SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities"). The Company sells copper in concentrate, anode, blister and refined form at industry standard commercial terms. Net sales include the invoiced value and corresponding fair value adjustment of the related forward contract of copper, zinc, silver, molybdenum, acid and other metals.

Shipping and handling fees and costs—

Amounts billed to customers for shipping and handling, are classified as sales. Amounts incurred for shipping and handling are included in cost of sales (exclusive of depreciation, amortization and depletion).

Cash and cash equivalents—

Cash and cash equivalents include bank deposits, certificates of deposit and short-term investment funds with original maturities of three months or less at the date of purchase. The carrying value of cash and cash equivalents approximates fair value.

Short-term investments—

The Company accounts for short-term investments in accordance with ASC 320-10 "Investments Debt and Equity Securities — Recognition" (in prior literature SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities). The Company determines the appropriate classification of all short-term investments as held-to-maturity, available-for-sale or trading at the time of purchase and re-evaluates such classifications as of each balance sheet date. Unrealized gains and losses on available-for-sale investments, net of taxes, are reported as a component of accumulated other comprehensive income (loss) in stockholders' equity, unless such loss is deemed to be of a permanent nature.

Inventories—

Metal inventories, consisting of work—in-process and finished goods, are carried at the lower of average cost or market. Costs incurred in the production of metal inventories exclude general and administrative costs.

Work-in-process inventories represent materials that are in the process of being converted into a saleable product. Conversion processes vary depending on the nature of the copper ore and the specific mining operation. For sulfide ores, processing includes milling and concentrating and results in the production of copper and molybdenum concentrates.

Finished goods include saleable products (e.g., copper concentrates, copper anodes, copper cathodes, copper rod, molybdenum concentrate and other metallurgical products).

Supplies inventories are carried at average cost less a reserve for obsolescence.

Property—

Property is recorded at acquisition cost, net of accumulated depreciation and amortization. Cost includes major expenditures for improvements and replacements, which extend useful lives or increase capacity and interest costs associated with significant capital additions. Maintenance, repairs, normal development costs at existing mines, and gains or losses on assets retired or sold are reflected in earnings as incurred.

Buildings and equipment are depreciated on the straight-line method over estimated lives from five to 40 years or the estimated life of the mine if shorter.

Mine development —

Mine development includes primarily the cost of acquiring land rights to an exploitable ore body, pre-production stripping costs at new mines that are commercially exploitable, costs associated with bringing new mineral properties into production, and removal of overburden to prepare unique and identifiable areas outside the current mining area for such future production. Mine development costs are amortized on a unit of production basis over the remaining life of the mines.

There is a diversity of practices in the mining industry in the treatment of drilling and other related costs to delineate new ore reserves. The Company follows the practices outlined in the next two paragraphs in its treatment of drilling and related costs.

Drilling and other associated costs incurred in the Company's efforts to delineate new resources, whether near-mine or Greenfield are expensed as incurred. These costs are classified as mineral exploration costs. Once the Company determines through feasibility studies that proven and probable reserves exist and that the drilling and other associated costs embody a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflow, then the costs are classified as mine development costs. These mine development costs incurred prospectively to develop the property are capitalized as incurred, until the commencement of production, and are amortized using the units of production method over estimated life of the ore body. During the production stage, drilling and other related costs incurred to maintain production are included in production cost in the period in which they are incurred.

Drilling and other related costs incurred in the Company's efforts to delineate a major expansion of reserves at an existing production property are expensed as incurred. Once the Company determines through feasibility studies that proven and probable incremental reserves exist and that the drilling and other associated costs embody a probable future benefit that involves a capacity, singly or in combination with other assets, to contribute directly or indirectly to future net cash inflow, then the costs are classified as mine development costs. These incremental mine development costs are capitalized as incurred, until the commencement of production and amortized using the units of production method over the estimated life of the ore body. A major expansion of reserves is one that increases total reserves at a property by approximately 10%.

For the years ended December 31, 2009, 2008 and 2007 the Company did not capitalize any drilling and related costs. The net balance of capitalized mine development costs at December 31, 2009 and 2008 were $43.7 million and $46.4 million, respectively.

Asset retirement obligations (reclamation and remediation costs)—

The fair value of a liability for asset retirement obligations is recognized in the period in which the liability is incurred. The liability is measured at fair value and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying value of the related long-lived assets and depreciated over the asset's useful life.

Intangible assets—

Intangible assets include primarily the excess amount paid over the book value for investment shares and mining and engineering development studies. Intangible assets are carried at acquisition costs, net of accumulated amortization and are amortized principally on a unit of production basis over the estimated remaining life of the mines. Intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable.

Debt issuance costs—

Debt issuance costs, which are included in other assets, are amortized using the interest method over the term of the related debt.

Ore reserves—

The Company periodically reevaluates estimates of its ore reserves, which represent the Company's estimate as to the amount of unmined copper remaining in its existing mine locations that can be produced and sold at a profit. Such estimates are based on engineering evaluations derived from samples of drill holes and other openings, combined with assumptions about copper market prices and production costs at each of the respective mines.

The Company updates its estimate of ore reserves at the beginning of each year. In this calculation the Company uses current metal prices which are defined as the average metal price over the preceding three years. The current price per pound of copper, as defined, was $2.90, $3.15 and $2.66 at the end of 2009, 2008 and 2007, respectively. The ore reserve estimates are used to determine the amortization of mine development and intangible assets.

Leachable material—

At one of its mines the Company capitalizes the cost of materials with low copper content extracted during the mining process (leachable material), which is collected in areas known as leaching dumps. The amortization of the capitalized costs is determined based on the depletion period of the leaching dumps, which is estimated to be five years.

Exploration—

Tangible and intangible costs incurred in the search for mineral properties are charged against earnings when incurred.

Income taxes—

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized and settled as prescribed in ASC 740 "Income tax" (in prior literature SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109")). As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Deferred income tax assets are reduced by any benefits that, in the opinion of management, are more likely not to be realized.

The Company classifies income tax-related interest and penalties as income taxes in the financial statements.

In preparing SCC's financial statements, the Company recognizes income taxes in each of the jurisdictions in which it operates. For each jurisdiction, the Company estimates the actual amount of currently payable or receivable as well as deferred tax assets and liabilities attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which these temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in rate is recognized in income in the period that the change is enacted.

A valuation allowance is provided for those deferred tax assets for which it is more likely than not that the related benefits will not be realized. In determining the amount of the valuation allowance, the Company considers estimated future taxable income as well as feasible tax planning strategies in each jurisdiction. If the Company determines that it will not realize all or a portion of its deferred tax assets, the Company will increase its valuation allowance with a charge to income tax expense. Conversely, if the Company determines that it will ultimately be able to realize all or a portion of the related benefits for which a valuation allowance has been provided, all or a portion of the related valuation allowance will be reduced with a credit to income tax expense.

The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, state, and international tax audits. The Company recognizes potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether, and the extent to which, additional taxes will be due. We follow the guidance of ASC 740 "Income Tax" (FIN 48 "Uncertain tax positions" in prior literature) to record these liabilities. (See Note 8 "Income taxes" of the consolidated financial statements for additional information). The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If its estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when the Company determines the liabilities are no longer necessary. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Foreign exchange—

The Company's functional currency is the U.S. dollar. As required by local law, both the Peruvian Branch and Minera Mexico maintain their books of accounts in Peruvian nuevos soles and Mexican pesos, respectively.

Foreign currency assets and liabilities are remeasured into U.S. dollars at current exchange rates except for non-monetary items such as inventory, property, intangible assets and other assets which are remeasured at historical exchange rates. Revenues and expenses are generally translated at actual exchange rates in effect during the period, except for those items related to balance sheet amounts that are remeasured at historical exchange rates. Gains and losses from foreign currency remeasurement are included in earnings of the period.

Gains and (losses) resulting from foreign currency transactions are included in "Cost of sales (exclusive of depreciation, amortization and depletion)."

Derivative instruments—

The Company utilizes certain types of derivative financial instruments to enhance its ability to manage risks that exist as part of its ongoing business operations and to enhance its return on Company assets. Derivative contracts are reflected as assets or liabilities in the balance sheet at their fair value. The estimated fair value of the derivatives is based on market and/or dealer quotations and in certain cases valuation modeling. From time to time the Company has entered into copper and zinc swap contracts to protect a fixed copper and zinc price for portions of its metal sales, hedging contracts to fix power prices for a portion of its production costs, interest rate swap agreements to hedge the interest rate risk exposure on certain of its bank obligations with variable interest rates, currency swap arrangements to ensure Mexican peso/ U.S. dollar conversion rates. Gains and losses related to copper and zinc hedges are included in net sales, gain and losses related to power costs are included in cost of sales, all other gains and losses on derivative contracts are included in "Gain (loss) on derivative contracts" in the consolidated statement of earnings.

Asset impairments -

The Company evaluates long-term assets when events or changes in economic circumstances indicate that the carrying amount of such assets may not be recoverable. These evaluations are based on business plans that are prepared using a time horizon that is reflective of the Company's expectations of metal prices over its business cycle. The Company is currently using a long-term average copper price of $1.80 per pound of copper and an average molybdenum price of $11.00 per pound, along with near-term price forecast, for 2010 through 2012, reflective of the current price environment, for impairment tests. The Company uses an estimate of the future undiscounted net cash flows of the related asset or asset group over the remaining life to measure whether the assets are recoverable and measure any impairment by reference to fair value.

Please see Item 7. "Management Discussion and Analysis of Financial Condition and Results of Operations — Executive Overview — Cananea Strike" for discussion of impairment analysis related to the Cananea mine.

Other comprehensive income—

Comprehensive income represents changes in equity during a period, except those resulting from investments by owners and distributions to owners. During the fiscal years ended December 31, 2009, 2008 and 2007, the components of "other comprehensive income (loss)" were the additional minimum liability for employee benefit obligations and unrealized gain on equity securities and the adjustment necessary to adopt ASC 715 "Compensation retirement benefits" (in prior literature SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans").

Business segments-

Company management views Southern Copper as having three reportable segments and manages on the basis of these segments. The segments identified by the Company are: 1) Peruvian operations, which include the two open-pit copper mines in Peru and the plants and services supporting such mines. 2) The Mexican open-pit copper mines, which include La Caridad and Cananea mine complexes and their supporting facilities. 3) The Mexican underground mining operations, which include five underground mines that produce zinc, copper, silver and gold, a coal mine and several industrial processing facilities.

The Chief Operating Officer of the Company focuses on operating income as measure of performance to evaluate different segments, and to make decisions to allocate resources to the reported segments.

Adoption of new accounting principle-

During 2009 the Company adopted the following pronouncements:

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, "Fair Value Measurements and Disclosures (Topic 820)". This amendment to the FASB Accounting Standards Codification provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more of the following techniques:

1. A valuation technique that uses:
    a. The quoted price of the identical liability when traded as an asset.
    b. Quoted prices for similar liabilities or similar liabilities when traded as assets.

2. Another valuation technique that is consistent with the principles of Topic 820. Two examples would be an income approach, such as a present value technique, or a market approach, such as a technique that is based on the amount at the measurement date that the reporting entity would pay to transfer the identical liability or would receive to enter into the identical liability.

The amendments in this Update also clarify that when estimating the fair value of a liability, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability.

The amendments in this Update also clarify that both a quoted price in an active market for the identical liability at the measurement date and the quoted price for the identical liability when traded as an asset in an active market when no adjustments to the quoted price of the asset are required are Level 1 fair value measurements. The guidance provided in this Update is effective for the Company beginning in the fourth quarter of 2009. The Company does not expect any material impact on its financial position.

On June 30, 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update No. 2009-01 ("ASU No. 2009-01") to amend topic Accounting Standard Codification 105 ("ASC-105") "Generally Accepted Accounting Principles" an amendment based on Statement of Financial Accounting Standard No. 168 "the FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles". This amendment establishes the "FASB Accounting Standards Codification" ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP. Rules and interpretive releases of the Securities and Exchange Commission (SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification is effective for interim and annual periods ending on or after September 15, 2009.

Starting with this ASU, the FASB only will issue ASUs which will not be considered as authoritative in their own right and will serve only to update the Codification.

In May 2009, the FASB issued topic ASC 855 "Subsequent Events" (prior authoritative literature FAS 165 "Subsequent Events") to establish general standards of accounting for and disclosures of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this topic sets forth: the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements and the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This topic introduces the concept of financial statements being available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, that is, whether that date represents the date the financial statements were issued or were available to be issued. This topic is effective for interim or annual reporting periods ending after June 15, 2009 and therefore became effective for the Company as of June 30, 2009. Please see disclosures required in Note 22, "Subsequent events".

In April 2009, the FASB issued ASC 825-10-50 "Disclosure about Fair Value of Financial Instruments" (formerly FASB issued Staff Position ("FSP") FAS 107-1) to require disclosures about fair value of financial instruments for interim reporting periods of publicly traded companies as well as in annual financial statements. This ASC also amends ASC 270 "Interim Financial Reporting" (formerly APB Opinion No. 28), to require those disclosures in summarized financial information at interim reporting periods. This ASC applies to all financial instruments within the scope of ASC 825-10-15 and requires disclosing in the body or in the accompanying notes, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. Fair value information disclosed shall be presented together with the related carrying amount in a form that makes clear whether the fair value and carrying amount represents assets or liabilities and how the carrying amount is reported in the statement of financial position. Also the entity shall disclose the methods and significant assumptions used to estimate the fair value of financial instruments and shall describe their changes, if any, in the period. This ASC is effective for interim reporting periods ending after June 15, 2009 and therefore became effective for the Company as of June 30, 2009. Please see disclosures required in Note 17, "Financial instruments."

In April 2009, the FASB issued ASC 320-10-65 (formerly FSP FAS 115-2 and FAS 124-2 "Recognition and Presentation of Other-than-temporary Impairments") and ASC 820-10-65-4 (formerly FSP FAS 157-4 "Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly"). These FASB Staff positions are effective for interim reporting periods ending after June 15, 2009 and therefore became effective for the Company as of June 30, 2009 and do not have a material impact on its financial position or results of operations.

On March 19, 2008 the FASB issued ASC 815-10-50 "Disclosures about Derivative Instruments and Hedging Activities" (formerly FAS No. 161). This ASC improves financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. The adoption of this statement has not had a material effect on the Company's financial position and results of operations. See disclosures required in Note 16, "Derivative instruments."

In December 2007, the FASB published ASC 805 "Business Combinations" (formerly SFAS No. 141-R). This statement improves the reporting of information about a business combination and its effects. This statement establishes principles and requirements for how the acquirer will recognize and measure the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquisition. Also, the statement determines the recognition and measurement of goodwill acquired in the business combination or a gain from a bargain purchase, and finally, determines the disclosure requirements to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company has adopted this pronouncement on January 1, 2009 and will apply its requirements to future business combinations.

NOTE 3- SHORT-TERM INVESTMENTS:

Short-term investments were as follows:

Investments	As of December 31, 2009	2008
Short-term investments in securities issued by public companies (in millions).	$ 22.9	$ 62.4
Weighted average interest rate	0.63%	1.85%

Short-term investments consist of securities issued by public companies, which have been classified as available for sale. Each security is independent of the others. As of December 31, 2009 and 2008, gross unrealized gains and losses on available for sale securities were not material.

Related to these investments the Company earned interest which was recorded as interest income in the consolidated statement of earnings. Also the Company redeemed some of these securities and recognized gains (losses) due to changes in fair value, which were recorded as other income (expense) in the consolidated statement of earnings.

As of December 31, 2009 and 2008 contractual maturities of debt securities are as follows (in millions):

	2009	2008
One year or less	$ 9.0	$ 23.6
Maturing after one year through five years	4.1	24.8
Maturing after five years through ten years	0.1	1.5
Due after ten years	9.7	12.5
Total debt securities	$ 22.9	$ 62.4

The following table summarized the activity of these investments (in millions):

	Year ended December 31,	
	2009	2008
Interest earned	$ 0.4	$ 4.1
Investment redeemed	43.8	45.2
Loss recognized for other than temporary declines	—	$ 10.3

NOTE 4-INVENTORIES:

(in millions)	As of December 31, 2009	2008
Metals:		
Finished goods	$ 63.8	$ 46.7
Work-in-process	142.5	135.8
Supplies	249.8	269.1
Total inventories	$ 456.1	$ 451.6

NOTE 5-PROPERTY:

(in millions)	As of December 31, 2009	2008
Buildings and equipment	$ 6,531.5	$ 6,292.9
Construction in progress	751.9	642.2
Mine development	288.6	261.9
Land, other than mineral	48.4	48.2
Total property	7,620.4	7,245.2
Accumulated depreciation, amortization and depletion	(3,650.8)	(3,434.7)
Total property, net	$ 3,969.6	$ 3,810.5

Depreciation and depletion expense for the years ended December 31, 2009, 2008 and 2007 amounted to $271.2 million, $257.5 million and $263.4 million, respectively.

NOTE 6-CAPITALIZED LEACHABLE MATERIAL COST:

(in millions)	As of December 31, 2009	2008
Capitalized leachable material	$ 378.1	$ 378.1
Accumulated amortization	(270.8)	(221.8)
Capitalized leachable material, net	$ 107.3	$ 156.3

Amortization of leachable material is included in depreciation, amortization and depletion on the consolidated statement of earnings. The Company's policy of deferring leachable material cost for one of its Mexican mines increased (decreased) operating costs as compared to what such amounts would have been if the Company expensed leachable material costs as incurred. The following table summarizes these effects for the three years ended December 31, 2009 (in millions):

	2009	2008	2007
Amortization expense	$ 49.0	$ 67.7	$ 61.8
Net increase in operating costs	$ 44.1	$ 57.6	$ 10.1

NOTE 7-INTANGIBLE ASSETS:

	As of December 31,	
(in millions)	2009	2008
Mining concessions	$ 121.2	$ 121.2
Mine engineering and development studies	6.0	6.0
Software	7.0	5.9
	134.2	133.1
Accumulated amortization	(37.4)	(35.0)
Goodwill	17.0	17.0
Intangible assets, net	$ 113.8	$ 115.1

Amortization of intangibles in the last three years and estimated amortization are as follows (in millions):

Amortization expense:	
2009	$ 2.4
2008	$ 2.0
2007	$ 2.7
Estimated amortization expense:	
2010-2014	$ 12.2
Average annual	$ 2.4

The goodwill was generated in 1997 as a result of purchasing a third party interest in the Cananea mine.

NOTE 8-INCOME TAXES:

The components of the provision for income taxes are as follows:

	Year ended December 31,		
(in millions)	2009	2008	2007
U.S. federal and state:			
Current	$ (34.6)	$ (29.9)	$ 79.8
Deferred	33.4	(15.1)	(48.3)
	(1.2)	(45.0)	31.5
Foreign (Peru and Mexico):			
Current	463.2	809.3	1,038.8
Deferred	7.9	(85.0)	115.1
	471.1	724.3	1,153.9
Total provision for income taxes	$ 469.9	$ 679.3	$ 1,185.3

The source of income tax is as follows:

(in millions)	For the years ended December 31, 2009	2008	2007
Earnings by location:			
U.S.	$ 4.2	$ 1.2	$ 13.5
Foreign (Peru and Mexico)	1,400.2	2,092.6	3,398.4
Earnings before taxes on income	$ 1,404.4	$ 2,093.8	$ 3,411.9

The reconciliation of the statutory income tax rate to the effective tax rate is as follows:

	For the years ended December 31, 2009	2008	2007
Expected tax	30.0%	30.0%	30.0%
Effect of income taxed at a rate other than the statutory rate	8.3	7.0	5.8
Depletion	(5.0)	(5.1)	(3.7)
Permanent differences	2.1	1.3	1.0
Peru tax on net income deemed distributed	2.0	2.0	1.4
Mexican tax on dividends	1.6	—	—
Increase (decrease) in valuation allowance	(0.8)	0.1	—
Outside basis difference	1.4	—	—
Increase (decrease) in unrecognized tax benefits for uncertain tax positions	(4.5)	(3.8)	0.4
Other	(1.6)	1.0	(0.1)
Effective income tax rate	33.5%	32.5%	34.8%

The Company files income tax returns in three jurisdictions, Peru, Mexico and the United States, each of which has a different statutory rate for 2009. For the three years presented above the statutory income tax rates for Mexico, Peru and the United States were 28%, 30% and 35%, respectively. The expected rate used above is the statutory tax rate for Peru.

The Company has chosen to use the Peruvian income tax rate of 30% for this tax rate reconciliation because the Peruvian income tax provision is the largest component of tax expense for each of the three years presented. For all of the years presented, both SCC and Minera Mexico filed separate tax returns in their respective tax jurisdictions. Although the tax rules and regulations imposed in the separate tax jurisdictions may vary significantly, similar permanent items exist, such as items which are nondeductible or nontaxable. Some permanent differences relate specifically to SCC such as the allowance in the U.S for percentage depletion.

The following items had the most significant impact in 2009 on the difference between the Company's statutory income tax rate of 30% and its effective tax rate:

- A 8.3% increase resulted from income taxed at a rate other than the statutory rate.
- A 5.0% decrease resulted from the depletion deduction which is a U.S. permanent item.
- A 2.1% increase resulted from permanent items that are not deductible in the Peruvian, Mexican or U.S. jurisdictions.
- A 2.0 increase resulted from tax on financial income deemed distributed from the Company's Peruvian Branch.

- A 1.6% increase resulted from the change in Mexican tax consolidation rules. Income tax expense was recognized on dividends in excess of tax retained earnings accounts that are distributed among entities of a consolidated tax group.
- A 1.4% increase resulted from an outside basis difference, related to an U.S. accrual for unremitted earnings of foreign subsidiaries.
- A 4.5% reduction resulting from changes in U.S. tax positions related to Uncertainty in Income Tax Positions.

Deferred taxes include the U.S., Peruvian and Mexican tax effects of the following types of temporary differences and carryforwards:

(in millions)	As of December 31, 2009	As of December 31, 2008
Assets:		
Inventories	$ 4.8	$ 24.8
Capitalized exploration expenses	16.6	18.2
Foreign tax credit carryforward	28.8	52.8
U.S tax effect of Peruvian deferred tax liability	65.1	55.9
Capital loss carryforward	30.5	28.6
Reserves	50.1	81.9
Mexican tax loss carryforward	27.3	25.3
Labor share buyback	29.4	28.2
Valuation allowance	(30.5)	(28.6)
Other	21.8	15.9
Total deferred tax assets	243.9	303.0
Liabilities:		
Property, plant and equipment	(244.6)	(261.8)
Deferred charges	(26.7)	(51.0)
Mexican tax on consolidated dividends	(22.6)	—
Outside basis difference	(19.8)	—
Other	(1.4)	(11.9)
Total deferred tax liabilities	(315.1)	(324.7)
Total net deferred tax assets / (liabilities)	$ (71.2)	$ (21.7)

U.S. Tax Matters—

For the years ending December 31, 2009 and 2008, the Company had unused U.S. net capital losses of $1.9 million and $28.6 million, respectively, related to closed derivative transactions. These capital losses may be carried forward and will expire in 2011 and 2012 if not offset against U.S. capital gains before then. The Company has placed a full valuation allowance of $30.5 million on the capital loss carryforwards because management believes it is not likely that the benefit of this capital loss carryforwards will be realized.

As of December 31, 2009, the Company has not established a U.S. deferred tax liability for $1.8 billion in unremitted earnings of its Mexican subsidiaries, because the Company considered these earnings to be permanently reinvested. It is not practical to estimate the amount of taxes that might be due or payable on the remittance of such earnings.

At December 31, 2009, the foreign tax credit carryforward (FTC) including the effect of amended returns to be filed, approximated $28.8 million. There are no other U.S. tax credits available for carryforward or carryback.

As of March 27, 2009, Grupo Mexico, through its wholly-owned subsidiary, Americas Mining Corporation ("AMC"), became the beneficial owner of 80% of SCC's common stock. As a result of this new level of ownership, beginning March 27, 2009, SCC will no longer file a separate U.S. federal income tax return and its operating results will be included in the AMC consolidated U.S. federal income tax return. In addition to now holding an 80% interest in SCC, AMC also owns 100% of ASARCO LLC ("Asarco") and its subsidiaries. In accordance with paragraph 30-27 of ASC 740-10-30, it is expected that current and deferred taxes will be allocated to members of the AMC group as if each were a separate taxpayer. The Company has initiated discussions with AMC to put in place a tax sharing agreement in order to establish this allocation as well as other procedures and policies necessary for an equitable management of U.S. federal income tax matters. SCC provides current and deferred income taxes, as if it were a separate filer.

Peruvian Tax Matters—

The Company obtains income tax credits in Peru for value-added taxes paid in connection with the purchase of capital equipment and other goods and services, employed in its operations and records these credits as a prepaid expense. Under current Peruvian law, the Company is entitled to use the credits against its Peruvian income tax liability or to receive a refund. The carrying value of these Peruvian tax credits approximates their net realizable value.

Mexican Tax Matters—

On December 7, 2009, Mexico enacted new tax laws, which, among other things, impose restrictions on certain benefits of tax consolidation and temporarily increases the statutory tax rate.

Under previous tax consolidation rules, Mexican companies were allowed to indefinitely defer taxes assessed on dividends in excess of tax-basis retained earnings accounts that are distributed among entities of a consolidated tax group, and the offsetting net operating losses (NOL's) incurred by one entity against the profits of another entity, until the occurrence of certain events, such as the dissolution of the tax consolidation regime. The new law, which applies retroactively to qualifying dividends paid and the net operating losses since 1999, eliminates the indefinite deferral period and requires payment of the tax beginning in the sixth year following the dividend. The new law applies retroactively and reduces the period to carryforward the tax NOL´s to five years instead of the ten years that were previously allowed under the tax consolidation regime. The total liability affected by these amendments is $106.6 million. This amount includes an additional liability of $22.6 million recognized in 2009 and recorded as income tax expenses in the consolidated statement of earnings; the balance of the liability $84 million has been recorded as a deferred tax charge in prior years.

The Mexican statutory income tax rate will increase to 30% from 2010 through 2012, decrease to 29% in 2013, and return back to 28% in 2014 and thereafter. The change in tax rates results in an additional charge of $2.7 million recorded as deferred income tax expense in 2009.

Mexican companies are subject to a dual tax system comprised of regular income tax and a corporate flat tax that was enacted in 2007. The rates under the corporate flat tax law are 16.5% in 2008, 17% tax rate in 2009, and 17.5% in 2010 and thereafter. The Mexican subsidiary pays the greater of the corporate flat tax or regular income tax and therefore determines its deferred income taxes based on the tax regime it expects to be subject to in the future. Based on earnings projections, the Mexican subsidiary believes it will be subject to regular income tax for the foreseeable future and has calculated its temporary differences and deferred taxes based on regular income tax law.

Accounting for Uncertainty in Income Taxes-

The total amount of unrecognized tax benefits in 2009, 2008 and 2007 was as follows (in millions):

	2009	2008	2007
Unrecognized tax benefits, opening balance	$ 64.9	$ 136.3	$ 32.0
Adjustment to unrecognized tax benefits at implementation	—	—	84.1
Gross increases – tax positions in prior period	—	11.6	11.5
Gross decreases – tax positions in prior period	(17.2)	—	(10.1)
Recognition of benefits from resolution of issues with IRS	—	(90.2)	—
Gross decreases – current-period tax positions	(15.5)	17.6	18.8
Decreases related to settlements with taxing authorities	(1.5)	(10.4)	—
Unrecognized tax benefits, ending balance	$ 30.7	$ 64.9	$ 136.3

The decrease in the 2009 unrecognized tax benefit of $34.2 million relates primarily to completion of the audits for the tax years 1997-2002 and individually insignificant increases and decreases in the current and prior year tax positions.

The amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate at December 31, 2009, 2008 and 2007 were $19.0 million, $18.4 million and $42.6 million, respectively. These amounts relate entirely to U.S. income tax matters. The Company has no unrecognized Peruvian or Mexican tax benefits.

As of December 31, 2009, 2008 and 2007, the Company's liability for uncertain tax positions included accrued interest and penalties of $6.6 million, $5.4 million and $19.7 million, respectively.

During 2008 and 2009, the Company and the IRS reached agreements with respect to the audited results of the Company's 1997 through 2004 U.S. federal income tax returns. The Company has made $11.4 million cash tax payments to the IRS for the settlement of the audits. Approximately $18.3 million of interest expense related to these settlements was paid.

In the United States, the tax years 2005, 2006 and 2007 are currently under IRS field examination, which commenced in November 2008. Management does not expect that any of the open years will result in a cash payment within the preceding twelve months of December 31, 2010. The Company's reasonable expectations about future resolutions of uncertain items did not materially change during the year ended December 31, 2009.

The following tax years remain open to examination and adjustment by the Company's three major tax jurisdictions:

Peru:	2007 up to 2009 (years 1997 through 2006 have been examined by the Peruvian tax authority and the issues raised are being contested; no new issues can be raised for these years)
U.S.:	2005 and all future years
Mexico:	2002 and all future years

NOTE 9-WORKERS' PARTICIPATION:

The Company's operations in Peru and Mexico are subject to statutory workers' participation.

In Peru, the provision for workers' participation is calculated at 8% of pre-tax earnings. The current portion of this participation, which is accrued during the year, is based on Peruvian Branch's taxable income and is distributed to workers following determination of final results for the year. The annual amount payable to an individual worker is capped at the worker's salary for an 18 months period. Amounts determined in excess of the 18 months of worker's salary is no longer made as a payment to the worker and is levied first for the benefit of the "Fondo Nacional de Capacitacion Laboral y de Promocion del Empleo" (National Workers' Training and Employment Promotion Fund) until this entity receives from all employers in its region an amount equivalent to 2,200 Peruvian taxable units (approximately $22 million in 2009). Any remaining excess is levied as payment for the benefit of the regional governments. These levies fund worker training, employment promotion, road infrastructure and other government programs.

In Mexico, workers' participation is determined using the guidelines established in the Mexican income tax law at a rate of 10% of pre-tax earnings as adjusted by the tax law.

The provision for workers' participation is included in "Cost of sales (exclusive of depreciation, amortization and depletion)" in the consolidated statement of earnings. The workers' participation expenses for the three years ended December 31, 2009 were as follows (in millions):

2009	2008	2007
$ 134.7	$ 212.1	$ 310.9

NOTE 10-ASSET RETIREMENT OBLIGATION:

The Company maintains an estimated asset retirement obligation for its mining properties in Peru, as required by the Peruvian Mine Closure Law. In accordance with the requirements of this law the Company submitted closure plans to the Peruvian Ministry of Energy and Mines ("MEM"). These plans have been open to public discussion in the areas of the Company's operations and in 2009 were approved by MEM. As part of the closure plans, commencing in January 2010 the Company is required to provide annual guarantees of $2.6 million over a 34 year period to furnish the funds for the asset retirement obligation. In the near-term future the Company has pledged the value of its Lima office complex as support for this obligation. The accepted value of the Lima office building, for this purpose, is $17 million. In 2009, the Company has adjusted its original retirement obligation to record the liability established in its mine closure plans.

The closure cost recognized for this liability includes the cost, as outlined in its closure plans, of dismantling the Toquepala and Cuajone concentrators, the smelter and refinery in Ilo, and the shops and auxiliary facilities at the three units.

The following table summarizes the asset retirement obligation activity for the two years ended December 31, 2009 and 2008 (in millions):

	2009	2008
Balance as of January 1	$ 18.0	$ 13.1
Changes in estimates	27.9	4.1
Additions	—	—
Accretion expense	3.0	0.8
Balance as of December 31,	$ 48.9	$ 18.0

NOTE 11-FINANCING:

Long term debt:

(in millions)	As of December 31, 2009	As of December 31, 2008
6.375% Notes due 2015 ($200 million face amount, less unamortized discount of $0.8 million and $0.9 million at December 31, 2009 and 2008, respectively)	$ 199.2	$ 199.1
7.500% Notes due 2035 ($1,000 million face amount, less unamortized discount of $15.3 million and $15.5 million at December 31, 2009 and 2008, respectively)	984.7	984.5
2.47% Mitsui credit agreement due 2013 (Japanese LIBO rate plus 1.25% (3.57% at December 31, 2008))	40.0	50.0
9.25% Yankee bonds–Series B due 2028	56.4	56.4
Total debt	1,280.3	1,290.0
Less, current portion	(10.0)	(10.0)
Total long-term debt	$ 1,270.3	$ 1,280.0

In 1998, Minera Mexico issued $500 million of unsecured bonds, which are referred to as Yankee bonds. These bonds were offered in two series: Series A bonds which were fully repaid in 2008 with a payment of $150 million, and Series B for $125 million, with an interest rate of 9.25% and a 2028 maturity date. In 2007, the Company repurchased $68.6 million of the Series B bonds at a premium of $16.6 million, which is included in the consolidated statement of earnings on the line "Loss on debt prepayments." The bonds contain a covenant requiring Minera Mexico to maintain a ratio of EBITDA to interest expense of not less than 2.5 to 1.0 as such terms are defined by the facility. At December 31, 2009, Minera Mexico is in compliance with this covenant.

In 1999, SCC entered into a $100 million, 15-year loan agreement with Mitsui. The interest rate for this loan is the Japanese LIBO rate plus 1.25% (Japanese LIBO for this loan at December 31, 2009 was 1.2175%). The Mitsui credit agreement is collateralized by pledges of receivables on 31,000 tons of copper per year. The Mitsui agreement requires the Company to maintain a minimum stockholders' equity of $750 million and a specific ratio of debt to equity. Reduction of Grupo Mexico's direct or indirect voting interest in the Company to less than a majority would constitute an event of default under the Mitsui agreement. At December 31, 2009, the Company is in compliance with these covenants.

In July 2005 the Company issued $200 million 6.375% Notes due 2015 at a discount of $1.1 million and $600 million 7.5% Notes due 2035, at a discount of $5.3 million. The notes are senior unsecured obligations of the Company. The Company capitalized $8.8 million of costs associated with this facility and is included in "Other assets", non-current on the consolidated balance sheet. The net proceeds from the issuance and sale of the notes were principally used to repay outstanding indebtedness of the Company and the balance was used for general corporate purposes. The Company filed a registration statement on Form S-4 with respect to these notes in October 2005. In

January 2006 the Company completed an exchange offer for $200 million, 6.375% Notes due 2015 and $600 million, 7.5% Notes due 2035. In the exchange offer, $197.4 million of the 6.375% old notes due 2015 were tendered in exchange for an equivalent amount of new notes and an aggregate of $590.5 million of the 7.5% old notes due 2035 were tendered in exchange for an equivalent amount of new notes. The indentures relating to the notes contain certain covenants, including limitations on liens, limitations on sale and leaseback transactions, rights of the holders of the notes upon the occurrence of a change of control triggering event, limitations on subsidiary indebtedness and limitations on consolidations, mergers, sales or conveyances. All of these limitations and restrictions are subject to a number of significant exceptions, and some of these covenants will cease to be applicable before the notes mature if the notes attain an investment grade rating. At December 31, 2009 the Company is in compliance with these covenants.

On May 9, 2006, the Company issued an additional $400 million 7.5% notes due 2035. These notes are in addition to the $600 million of existing 7.5% notes due 2035 that were issued in July 2005. The current transaction was issued at a spread of +240 basis points over the 30-year U.S. Treasury bond. The original issue in July 2005 was issued at a spread of +315 basis points over the 30-year U.S. Treasury bond. The notes were issued at a discount of $10.8 million. The Company capitalized $3.2 million of cost associated with this facility and is included in non-current "Other assets, net" on the consolidated balance sheet. The Company used proceeds from the May 2006 issuance for its expansion programs.

The notes issued in July 2005 and the new notes issued in May 2006 are treated as a single series of notes under the indenture, including for purposes of covenants, waivers and amendments. The Company has registered these notes under the Securities Act of 1933, as amended.

Aggregate maturities of the outstanding borrowings at December 31, 2009, are as follows:

Year	Principal Due (in millions)
2010	$ 10.0
2011	10.0
2012	10.0
2013	10.0
2014	—
Thereafter	1,256.4
Total	$ 1,296.4

Total debt maturities do not include the debt discount valuation account of $16.1 million.

At December 31, 2009 and 2008, other assets included $5.3 million and $5.9 million, respectively, held in escrow accounts as required by the Company's loan agreements. The funds are released from escrow as scheduled loan repayments are made.

At December 31, 2009 and 2008, the balance of capitalized debt issuance costs was $10.9 million and $11.2 million, respectively. Amortization charged to interest expense was $0.5 million, $0.6 million and $0.8 million in 2009, 2008 and 2007, respectively.

NOTE 12-BENEFIT PLANS:

Peruvian operations

The Company has two noncontributory defined benefit pension plans covering former salaried employees in the United States and certain former employees in Peru. It also has a post-retirement health care plan.

Peru Defined Benefit Pension Plans.

Effective October 31, 2000, the Board of Directors amended the qualified pension plan to suspend the accrual of benefits.

The components of net periodic benefit costs calculated in accordance with ASC 715 "Compensation retirement benefits" (in prior literature SFAS No. 87 "Employers' Accounting for Pensions"), using December 31 as a measurement date, consist of the following:

(in millions)	Year ended December 31, 2009	2008	2007
Interest cost	$ 0.7	$ 0.7	$ 0.6
Expected return on plan assets	(0.6)	(0.5)	(0.5)
Amortization of net loss	0.1	(*)	0.1
Net periodic benefit cost	$ 0.2	$ 0.2	$ 0.2

(*)Less than $0.1 million

The change in benefit obligation and plan assets and a reconciliation of funded status are as follows:

(in millions)	As of December 31, 2009	2008
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 11.4	$ 11.6
Interest cost	0.7	0.6
Benefits paid	(0.9)	(0.9)
Actuarial gain (loss)	0.9	0.1
Projected benefit obligation at end of year	$ 12.1	$ 11.4
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 12.9	$ 12.4
Actual return on plan assets	1.2	(0.1)
Employer contributions	3.3	1.5
Benefits paid	(0.9)	(0.9)
Administrative expenses	—	—
Fair value of plan assets at end of year	$ 16.5	$ 12.9
Funded Status at end of year:	$ 4.4	$ 1.5
ASC-715 amounts recognized in statement of financial position consists of:		
Non current assets	$ 4.4	$ 1.5
Current liabilities	—	—
Non current liabilities	—	—
Total	$ 4.4	$ 1.5
ASC-715 amounts recognized in accumulated other comprehensive income consists of:		
Net loss (gain) net of income tax	$ 2.3	$ 2.2
Prior service cost (credit)	—	—
Transition obligation (asset)	—	—
Total (net of income tax of $1.2 million in both periods)	$ 2.3	$ 2.2

The following table summarizes the changes in accumulated other comprehensive income for the year ended December 31, related to the defined benefit pension plan, net of income tax:

(in millions)	As of December 31, 2009	2008
Reconciliation of accumulated other comprehensive income:		
Accumulated other comprehensive income at beginning of plan year	$ 2.2	$ 1.8
Net loss/(gain)amortized during the year	(*)	(*)
Net loss/(gain)occurring during the year	0.1	0.4
Net adjustment to accumulated other comprehensive income	0.1	0.4
Accumulated other comprehensive income at end of plan year	$ 2.3	$ 2.2

(*)Less than $0.1 million

The following table summarizes the amounts in accumulative other comprehensive income amortized and recognized as a component of net periodic benefit cost in 2009, net of income tax:

(in millions)	As of December 31, 2009	2008
Net loss / (gain)	$ 0.1	$ 0.4
Amortization of net (loss) gain	(*)	(*)
Total amortization expenses	$ 0.1	$ 0.4

(*)Less than $0.1 million

The assumptions used to determine the pension obligation and seniority premiums as of year-end and the net cost in the ensuing year are:

	2009	2008	2007
Discount rate	5.5%	6.30%	6.25%
Expected long-term rate of return on plan asset	4.5%	4.50%	4.50%
Rate of increase in future compensation level	N/A	N/A	N/A

The scheduled maturities of the benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments (in millions)
2010	$ 0.9
2011	0.9
2012	0.9
2013	0.9
2014	0.9
2015 to 2018	4.6
Total	$ 9.1

The Company's funding policy is to contribute amounts to the qualified plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company may determine to be appropriate. Plan assets are invested in bond funds.

Plan assets are invested in a Group Annuity Contract ("the Contract") with the Metropolitan Life Insurance Company (MetLife). The Contract's only investment is in units of a MetLife Broad Market Bond Fund ("the Fund") managed by BlackRock, Inc. ("BlackRock"). The investment objective of the Fund is to outperform the Barclays Capital U.S. Aggregate Bond Index, net of fees, over a full market cycle. The Fund invests in publicly traded, investment grade securities with target duration within one and a half years of the Barclays Index duration. The market value of the fund assets is certified by MetLife.

The investment allocation decisions within the Fund, as reported to the Company by MetLife effective December 31, 2009, were as follows:

The Fund retained its underweight position in Treasuries, as BlackRock sees better relative value in other high quality spread products. Within the Agencies sector (which includes Federal Mortgage Issuers, such as FMNA and FHLBC), the Fund maintained its overweight position to the sector and reduced its exposure to Agency debentures while maintaining an allocation to FDIC-guaranteed bonds given the attractive spread pickup to Treasuries. Within the Mortgage sector, BlackRock is significantly underweight 30-year Mortgage Backed Security (MBS) pass-throughs given the risk of spread widening as Fed purchases slow. BlackRock has a close to neutral 15-year conventional MBS allocation, and is focused on seasonal pools as they enjoy broad based technical support and offer fundamental value in light of prepayment uncertainties. BlackRock maintains a modest allocation to Non-Agency MBS positions given attractive loss-adjusted yields.

Within the Credit sector the Fund is opportunistically adding exposure through both primary and secondary markets with continued focus on high quality, non-cyclical industries and companies with strong balance sheets. BlackRock continues to favor high-quality Non-Corporate Credit, such as sovereign-related bonds. BlackRock is looking to increase exposure to the Taxable Municipal sector given attractive valuations. Within the Commercial Mortgage-Backed Securities (CMBS) sector, the Fund has maintained an overweight position to seasoned CMBS classes as they are backed by more conservatively underwritten collateral and have lower expected losses. BlackRock reduced the Fund's holdings of new vintage super-senior paper to market weight. Within the Asset Backed Securities sector, BlackRock maintains an up-in-quality bias favoring top-tier, prime issuers. Within sub-sectors, BlackRock continues to prefer short-dated automobile loans, credit cards and the Federal Family Education Loan Program.

The Company's policy for determining asset mix-targets includes periodic consultation with recognized third party investment consultants. The expected long-term rate of return on plan assets is updated periodically, taking into consideration asset allocations, historical returns and the current economic environment. Based on these factors The Company expects its assets will earn an average of 4.5% per annum assuming its long-term mix will be consistent with its current mix and an assumed discount rate of 6.30%. The fair value of plan assets is impacted by general market conditions. If actual returns on plan assets vary from the expected returns, actual results could differ.

Peru Post-retirement Health Care Plan—

The Company adopted the post-retirement health care plan for retired salaried employees eligible for Medicare on May 1, 1996. The plan is unfunded.

Effective October 31, 2000, the health care plan for retirees was terminated and the Company informed retirees that they would be covered by the then in effect post-retirement health care plan of Asarco, a former shareholder of the Company and a subsidiary of Grupo Mexico, which offered substantially the same benefits and required the same contributions. Asarco is no longer managing the plan. The Company has assumed management of the plan and is currently providing health benefits to retirees. The plan is accounted for in accordance with ASC 715 "Compensation retirement benefits" (in prior literature SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", as amended by SFAS No. 158).

The components of net period benefit costs are as follows:

(in millions)	Year ended December 31, 2009	2008	2007
Service cost	$ —	$ —	$ —
Amortization of net loss / (gain)	(*)	(*)	(*)
Amortization of prior service cost / (credit)	(*)	(*)	(*)
Interest cost	0.1	0.1	0.1
Net periodic benefit cost	$ 0.1	$ 0.1	$ 0.1

(*) Less than $0.1 million

The change in benefit obligation and a reconciliation of funded status are as follows:

(in millions)	As of December 31, 2009	2008
Change in benefit obligation:		
Benefit obligation at beginning of year	$ 1.9	$ 1.3
Interest cost	0.1	0.1
Plan amendments		
Benefits paid	(0.1)	(0.1)
Actuarial (gain) loss	0.1	0.6
Benefit obligation at end of year	$ 2.0	$ 1.9
Change in plan assets:		
Fair value of plan assets at beginning of year	$ —	$ —
Employer contributions	0.1	0.1
Benefits paid	(0.1)	(0.1)
Fair value of plan assets at end of year	$ —	$ —
Funded status at end of year	$ (2.0)	$ (1.9)
ASC 715 amounts recognized in statement of financial position consists of:		
Non-current assets	$ —	$ —
Current liabilities	(0.1)	(0.1)
Non-current liabilities	(1.9)	(1.8)
Total	$ (2.0)	$ (1.9)
ASC 715 amounts recognized in accumulated other comprehensive income consists of:		
Net loss (gain)	$ 1.1	$ 1.0
Prior service cost (credit)	(0.2)	(0.2)
Total (net of income tax)	$ 0.9	$ 0.8

The following table summarizes the changes in accumulated other comprehensive income for the year ended December 31, related to the post-retirement health care plan, net of income tax:

(in millions)	As of December 31, 2009	2008
Reconciliation of accumulated other comprehensive income:		
Accumulated other comprehensive income at beginning of plan year	$ 0.5	$ 0.1
Net loss /(gain) occurring during the year	0.1	0.4
Net loss/gain amortized during the year	(*)	(*)
Net adjustment to accumulated other comprehensive income	$ 0.1	$ 0.4
Accumulated other comprehensive income at end of plan year	$ 0.6	$ 0.5

(*) Less than $0.1 million

The following table summarizes the amounts in accumulative other comprehensive income amortized and recognized as a component of net periodic benefit cost in 2009 (net of income tax, in millions):

(in millions)	As of December 31, 2009	2008
Net loss (gain)	$ 0.1	$ 0.4
Amortization of prior service cost (credit)	(*)	(*)
Amortization of net losses	(*)	(*)
Total amortization expenses	$ 0.1	$ 0.4

The discount rate used in the calculation of other post-retirement benefits and cost as of December 31, 2009 and 2008 was 6.30% and 6.25% respectively.

The benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments (in millions)
2010	$ 0.1
2011	0.1
2012	0.1
2013	0.1
2014	0.1
2015 to 2017	0.7
Total	$ 1.2

For measurement purposes, 6.8% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2009. The rate is assumed to decrease gradually to 4.5% for 2015 and remain at that level thereafter.

Assumed health care cost trend rates can have a significant effect on the amount reported for the health care plan. A one percentage-point change in assumed health care trend rate would not have a significant effect.

Mexican operations

Minera Mexico Defined Benefit Pension Plans—

Minera Mexico has established for its salaried employees a defined contribution benefit pension plan. This plan is in addition to benefits granted by the Instituto Mexicano de Seguro Social (IMSS). Under this plan, the Company will make yearly matching contributions equaling 3% of participating employee's base salary. Related to this, the Company recorded a contribution expense of $ 1.0 million and $0.7 million in 2009 and 2008, respectively. The defined contribution plan liability was $2.5 million and $2.4 million in 2009 and 2008, respectively.

The benefits earned in the Company's defined benefit plan are based on salaries adjusted by inflation. As Mexico has experienced a period of low inflation in recent years, the benefits earned from the IMSS have exceeded those earned from the Company's non-contributory defined benefit plan. Due to this fact, and due to the fact that the Company wants to assure the economic well being of its retired employees, the Company decided in 2006 to create a new defined contribution plan. Certain groups of salaried employees agreed to transfer from the non-contributory defined benefit plan to the new defined contribution plan. Benefits earned by participating employees as of January 1, 2006 were transferred into the new defined contribution plan. The initial transfer of benefits from the non-contributory defined benefit plan to the new defined contribution plan equaled $13.7 million.

In 2006 the change in plan was accounted for as a settlement under ASC 715 "Compensation retirement benefits" (in prior literature SFAS 88, "Employee's Accounting for Settlements and Curtailments of Deferred Benefit Pension Plans and for Termination Benefits"). The Company recorded a $1.7 million settlement gain in relation to the change in plan.

Minera Mexico has established for its union employees a non-contributory defined benefit pension plan. This plan is in addition to benefits granted by IMSS.

The components of net periodic benefit costs calculated in accordance with ASC 715 "Compensation retirement benefits" (in prior literature SFAS No. 87 "Employers Accounting for Pensions"), using December 31 as a measurement date, consist of the following:

(in millions)	For the years ended December 31, 2009	2008	2007
Interest cost	$ 1.5	$ 2.0	$ 2.2
Service cost	1.8	2.4	2.2
Expected return on plan assets	(2.2)	(2.9)	(3.1)
Amortization of transition assets, net	(0.1)	(0.1)	(0.1)
Amortization of net actuarial loss	(0.1)	(0.7)	(0.2)
Amortization of prior services cost	0.2	0.2	0.2
Net periodic benefit cost	$ 1.1	$ 0.9	$ 1.2

The change in benefit obligation and plan assets are as follows:

(in millions)	December 31, 2009	2008
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 26.9	$ 39.8
Service cost	1.8	2.4
Interest cost	1.5	2.0
Actuarial (loss) gain, net	1.8	(4.7)
Amendments	—	—
Settlements	—	1.0
Benefits paid	(0.4)	(6.8)
Curtailment	(0.1)	—
Inflation adjustment	1.0	(6.8)
Projected benefit obligation at end of year	$ 32.5	$ 26.9
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 26.7	$ 40.2
Actual return on plan assets	12.1	(5.6)
Transfer of assets	(0.6)	(0.7)
Benefits paid	(0.4)	(0.5)
Currency exchange rate adjustment	1.0	(6.7)
Fair value of plan assets at end of year	$ 38.8	$ 26.7
Funded status	$ 6.3	$ (0.2)
ASC 715 amounts recognized in statement of financial position consists of:		
Non current assets	$ 6.3	$ —
Current liabilities	—	—
Non current liabilities	—	(0.2)
Total	$ 6.3	$ (0.2)
ASC 715 amounts recognized in accumulated other comprehensive income consists of:		
Net loss (gain)	$ (6.7)	$ (1.6)
Prior service cost (credit)	0.7	0.7
Transition obligation (asset)	(0.1)	(0.1)
Total (net of income tax of $3.8 million and $0.6 million, respectively)	$ (6.1)	$ (1.0)

The following table summarizes the changes in accumulated other comprehensive income for the years ended December 31, 2009 and 2008, respectively related to Minera Mexico's defined benefit pension plan, net of income tax:

(in millions)	As of December 31, 2009	As of December 31, 2008
Reconciliation of accumulated other comprehensive income:		
Accumulated other comprehensive income at beginning of plan year	$ (1.0)	$ (3.8)
Amortization of transition obligation (asset)	—	0.1
Prior services cost amortized during the year	(0.1)	(0.2)
Net loss/gain amortized during the year	0.1	0.4
Net gains occurring during the year.	(5.1)	2.2
Currency exchange rate changes	—	0.3
Net adjustment to accumulated other comprehensive income	(5.1)	2.8
Accumulated other comprehensive income at end of plan year	$ (6.1)	$ (1.0)

The following table summarizes the amounts in accumulative other comprehensive income amortized and recognized as a component of net periodic benefit cost, net of income tax:

(in millions)	As of December 31, 2009	As of December 31, 2008
Amortization of transition asset	$ (0.1)	$ (0.1)
Amortization of net losses	0.1	(0.7)
Amortization of prior services cost	—	0.2
Total amortization expenses	$ —	$ (0.6)

The assumptions used to determine the pension obligation and seniority premiums as of year-end and net cost in the ensuing year were:

	2009	2008	2007
Weighted average discount rate	8.0%	8.0%	8.0%
Expected long-term rate of return on plan asset	8.0%	8.0%	8.0%
Rate of increase in future compensation level	0.0%	4.5%	4.5%

These rates are based on Mexican pesos as pension plan payments will be paid in Mexico.

The benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments (in millions)
2010	$ 26.3
2011	0.7
2012	0.7
2013	0.7
2014	0.8
2015 to 2017	4.9
Total	$ 34.1

Minera Mexico's policy for determining asset mix targets includes periodic consultation with recognized third party investment consultants. The expected long-term rate of return on plan assets is updated periodically, taking into consideration assets allocations, historical returns and the current economic environment. The fair value of plan assets is impacted by general market conditions. If actual returns on plan assets vary from the expected returns, actual results could differ.

The plan assets are managed by three financial institutions, Scotiabank Inverlat S.A., Banco Santander and IXE Banco, S.A. 37% of the funds are invested in Mexican government bonds, including Treasury Certificates of the Federation and Federal Government Development Bonds. The remaining 63% are invested in common shares of Grupo Mexico S.A. de C.V.

The plan assets are invested without restriction in active markets and are accessible when required and are therefore considered as level 1, in accordance with ASC 820.

These plans accounted for approximately 30% of benefit obligations. The following table represents the asset mix of the investment portfolio as of December 31:

	2009	2008
Asset category:		
Equity securities	72%	83%
Treasury bills	28%	17%
	100%	100%

The amount of contributions that the Company expects to pay to the plan during 2010 is not material.

Minera Mexico Post-retirement health care plan

The components of net periodic benefit costs are as follows:

(in millions)	For the year ended December 31, 2009	2008	2007
Interest cost	$ 4.3	$ 4.8	$ 2.4
Service cost	0.4	0.6	0.5
Amortization of net loss (gain)	0.5	0.7	0.1
Amortization of transition obligation	1.5	1.6	1.5
Inflation adjustment	—	—	0.1
Net periodic post-retirement benefit costs	$ 6.7	$ 7.7	$ 4.6

The change in benefit obligation and a reconciliation of funded status are as follows:

(in millions)	As of December 31 2009	2008
Change in benefit obligation:		
Projected benefit obligation at beginning of year	$ 54.0	$ 63.3
Service cost	0.4	0.6
Interest cost	4.3	4.8
Actuarial (loss) gain, net	(7.7)	0.1
Benefits paid	—	(1.6)
Currency exchange rate adjustment	2.0	(13.2)
Projected benefit obligation at end of year	$ 53.0	$ 54.0
Funded status	$ (53.0)	$ (54.0)
ASC-715 amounts recognized in statement of financial position consists of:		
Non-current assets	$ —	$ —
Current liabilities	—	—
Non-current liabilities	(53.0)	(54.0)
Total	$ (53.0)	$ (54.0)
ASC-715 amounts recognized in accumulated other comprehensive income consists of:		
Net loss (gain)	$ 4.3	$ 9.1
Prior service cost (credit)	—	—
Transition obligation (asset)	11.2	11.6
Total (net of income tax of $9.5 million and $16.7 million, respectively)	$ 15.5	$ 20.7

The following table summarizes the changes in accumulated other comprehensive income for the years ended December 31, 2009 and 2008, respectively, related to the Minera Mexico's post retirement health care plan, net of income tax:

(in millions)	As of December 31, 2009	2008
Reconciliation of accumulated other comprehensive income:		
Accumulated other comprehensive income at beginning of plan year	$ 20.7	$ 27.2
Amortization of net loss (gain)	(0.3)	—
Amortization of transition obligation	(0.9)	(1.0)
Net loss/(gain) occurring during the year.	(4.8)	(0.4)
Currency exchange rate changes	0.8	(5.1)
Net adjustment to accumulated other comprehensive income	(5.2)	(6.5)
Accumulated other comprehensive income at end of plan year	$ 15.5	$ 20.7

The following table summarizes the amounts in accumulated other comprehensive income amortized and recognized as a component of net periodic benefit cost, net of income tax:

(in millions)	As of December 31, 2009	2008
Amortization of prior service cost (credit)	$ 0.9	$ 1.6
Amortization of net losses	0.3	0.7
Total amortization expenses	$ 1.2	$ 2.3

Discount rates used in the calculation of other post-retirement benefits and costs as of December 31, 2009 and 2008 was 8.0% in both periods.

The benefits expected to be paid in each of the next five years, and thereafter, are as follows:

Year	Expected Benefit Payments (in millions)
2010	$ 3.7
2011	3.9
2012	4.1
2013	4.4
2014	4.6
2015 to 2017	33.4
Total	$ 54.1

For measurement purposes, a 2.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2009 and remains at that level thereafter.

An increase in other benefit cost trend rates have a significant effect on the amount of the reported obligations as well as component cost of the other benefit plan. One percentage-point change in assumed other benefits cost trend rates would have the following effects:

(in millions)	One Percentage Point Increase	Decrease
Effect on total service and interest cost components	$ 5.1	$ 4.0
Effect on the post-retirement benefit obligation	$ 58.9	$ 48.1

NOTE 13-NON-CONTROLLING INTEREST:

For all the years presented, in the consolidated statement of earnings the income attributable to non-controlling interest is based on the earnings of the Company's Peruvian Branch.

The non-controlling interest of the Company's Peruvian Branch is for investment shares, formerly called labor shares. These shares were generated by legislation in place in Peru from the 1970s through 1991; such legislation provided for the participation of mining workers in the profits of the enterprises for which they worked. This participation was divided between equity and cash. The investment shares included in the non-controlling interest on the balance sheet are the still outstanding equity distributions made to the Peruvian Branch's employees.

In prior years the Company acquired some Peruvian investment shares in exchange for newly issued common shares of the Company and through purchases at market value. These acquisitions were accounted for as purchases of non-controlling interests. The excess paid over the carrying value was assigned to intangible assets and is being amortized based on production. As a result of these acquisitions, the remaining investment shareholders hold a 0.71% interest in the Peruvian Branch and are entitled to a pro rata participation in the cash distributions made by the Peruvian Branch. The shares are recorded as a non-controlling interest in the Company's financial statements.

NOTE 14-COMMITMENTS AND CONTINGENCIES:

Environmental matters:

The Company has instituted extensive environmental conservation programs at its mining facilities in Peru and Mexico. The Company's environmental programs include, among other features, water recovery systems to conserve water and minimize impact on nearby streams, reforestation programs to stabilize the surface of the tailings dams and the implementation of scrubbing technology in the mines to reduce dust emissions.

Peruvian operations

The Company's operations are subject to applicable Peruvian environmental laws and regulations. The Peruvian government, through the MEM conducts annual audits of the Company's Peruvian mining and metallurgical operations. Through these environmental audits, matters related to environmental commitments, compliance with legal requirements, atmospheric emissions, and effluent monitoring are reviewed. The Company believes that it is in material compliance with applicable Peruvian environmental laws and regulations.

In 2003 the Peruvian congress published a new law announcing future closure and remediation obligations for the mining industry. In accordance with the requirements of this law the Company has submitted the required closure plans to MEM and were open to public discussion in the areas of the Company's operations. These closure plans were approved by MEM in the second half of 2009. As part of the closure plan, the Company will provide guarantees to ensure that sufficient funds will be available for the asset retirement obligation. See Note 10, "Asset Retirement Obligation" for further discussion of this matter.

Mexican operations

The Company's operations are subject to applicable Mexican federal, state and municipal environmental laws, to Mexican official standards, and to regulations for the protection of the environment, including regulations relating to water supply, water quality, air quality, noise levels and hazardous and solid waste.

The principal legislation applicable to the Company's Mexican operations is the Federal General Law of Ecological Balance and Environmental Protection, which is enforced by the Federal Bureau of Environmental Protection ("PROFEPA"). PROFEPA monitors compliance with environmental legislation and enforces Mexican environmental laws, regulations and official standards. PROFEPA may initiate administrative proceedings against companies that violate environmental laws, which in the most extreme cases may result in the temporary or permanent closing of non-complying facilities, the revocation of operating licenses and/or other sanctions or fines. Also, according to the Federal Criminal Code, PROFEPA must inform corresponding authorities regarding environmental non-compliance.

Mexican environmental regulations have become increasingly stringent in recent years, and this trend is likely to continue and has been influenced by the environmental treaty entered into by Mexico, United States and Canada in connection with NAFTA in 1999. However, the Company's management does not believe that continued compliance with the federal environmental law or Mexican state environmental laws will have a material adverse effect on the Company's business, properties, results of operations, financial condition or prospects or will result in material capital expenditures. Although the Company believes that all of its facilities are in material compliance with applicable environmental, mining and other laws and regulations, the Company cannot assure that future laws and regulations would not have a material adverse effect on the Company's business, properties, and results of operations, financial condition or prospects.

Environmental capital expenditures in the three years ended December 31, 2009 were as follows (in millions):

	2009	2008	2007
Peruvian operations	$ 2.4	$ 0.5	$ 21.6
Mexican operations	25.1	13.1	25.8
	$ 27.5	$ 13.6	$ 47.4

Litigation matters:

Peruvian operations

Garcia Ataucuri and Others against SCC's Peruvian Branch ("SCC's Peruvian Branch", "Branch" or "Peruvian Branch"):

In April 1996, the Branch was served with a complaint filed in Peru by approximately 800 former employees seeking the delivery of a substantial number of its "labor shares" (acciones laborales) plus dividends on such shares, to be issued in a proportional way to each former employee in accordance with their time of employment with SCC's Peruvian Branch.

The Company conducts its operations in Peru through its Peruvian Branch, a registered branch. Although the Peruvian Branch has neither capital nor liability separate from that of the Company, under Peruvian law it is deemed to have an equity capital for purposes of determining the economic interest of the holders of the labor shares. The labor share litigation is based on claims of former employees for ownership of labor shares issued during the 1970s until 1979 under a former Peruvian mandated profit sharing system. In 1971, the Peruvian government enacted legislation providing that workers in the mining industry would participate in the pre-tax profits of the enterprises for which they worked at a rate of 10%. This participation was distributed 40% in cash and 60% as an equity interest in the enterprise. Under the law, the equity participation was originally delivered to the "Mining Community", an organization representing all workers in the mining industry. The cash portion was distributed to the workers after the close of the year. The accrual for this participation was (and continues to be) a current liability of the Company, until paid. In 1978, the law was amended and the equity distribution was calculated at 5.5% of pre-tax profits and was made to individual workers of the enterprise in the form of "labor shares" to be issued in Peru by the Peruvian Branch of the Company. These labor shares represented an equity interest in the enterprise. In addition, according to the 1978 law, the equity participations previously distributed to the "Mining Community" were returned to the Branch and redistributed in the form of labor shares to the individual employees or former employees. The cash participation was adjusted to 4.0% of pre-tax earnings and continued to be distributed to employees following the close of the year. Effective in 1992, the law was amended to its present status, and the workers' participation in pre-tax profits was set at 8%, with 100% payable in cash. The equity participation component was eliminated from the law.

In 1995, the Company offered to exchange new shares of Common Stock of the Company for the labor shares issued under the prior Peruvian law. Approximately 80.8% of the issued labor shares were exchanged for the Company's shares of Common Stock, greatly reducing the minority interest, now called non-controlling interest, on the Company's balance sheet. What remains of the workers' equity participation is now included on the consolidated balance sheet under the caption "Non-controlling interest."

In relation to the issuance of "labor shares" by the Branch in Peru, the Branch is a defendant in the following lawsuits:

1) As stated above, in April 1996, the Branch was served with a complaint filed in Peru by approximately 800 former employees, (Garcia Ataucuri and others vs. SCC's Peruvian Branch), seeking the delivery of 38,763,806.80 "labor shares" (acciones laborales), now "investment shares" (acciones de inversion) (or Nuevos Soles ("S/.") 3,876,380,679.56), as required by Law No. 22333, to be issued in a proportional way to each former employee or worker in accordance with their time of employment with SCC's Peruvian Branch, plus dividends on such shares. In 2000, the Branch appealed an adverse decision of an appellate civil court, affirming a decision of a lower civil court, to the Peruvian Supreme Court. On September 19, 2001, the Peruvian Supreme Court annulled the proceedings noting that the civil courts lacked jurisdiction and that the matter had to be decided by a labor court.

   In October 2007, in a separate proceeding initiated by the plaintiffs, the Peruvian Constitutional Court nullified the September 19, 2001 Peruvian Supreme Court decision and ordered the Supreme Court to decide again on the merits of the case accepting or denying the Branch's 2000 appeal.

   In May 2009, the Supreme Court rejected the 2000 appeal of the Branch affirming the adverse decision of the appellate civil court and lower civil court. While the Supreme Court has ordered SCC's Peruvian Branch to deliver the labor shares and dividends to the former employees of SCC's Peruvian Branch it has clearly stated that SCC's Peruvian Branch may prove, by all legal means, its assertion that the labor shares and dividends were distributed to the former employees in accordance with the profit sharing law then in effect, an assertion which SCC's Peruvian Branch continues to make.

   On June 9, 2009 SCC's Peruvian Branch filed an extraordinary appeal before a civil court in Peru seeking the nullity of the 2009 Supreme Court decision and other protective measures. The civil court has now rendered a favorable decision suspending the enforcement of the Supreme Court decision, among other reasons, because, as was indicated above, the Supreme Court decision had clearly stated that SCC's Peruvian Branch may prove, by all legal means, its assertion that the labor shares and dividends were distributed to the former employees in accordance with the profit sharing law then in effect. In view of this and the recent civil court decision, SCC's Peruvian Branch continues to analyze the manner in which the Supreme Court decision may be enforced and what financial impact, if any, said decision may have.

2) On May 10, 2006, the Branch was served with a second complaint filed in Peru, this time by 44 former employees, (Cornejo Flores and others vs. SCC's Peruvian Branch), seeking delivery of (1) labor shares (or shares of whatever other current legal denomination) corresponding to years 1971 to December 31, 1977 (the plaintiffs are seeking the same 38,763,806.80 labor shares mentioned in the prior lawsuit), that should have been issued in accordance with Law No. 22333, plus interest and (2) labor shares resulting from capital increases made by the Branch in 1980 "for the amount of the workers' participation of S/.17,246,009,907.20, equivalent to 172,460,099.72 labor shares", plus dividends. On May 23, 2006, the Branch answered this new complaint, denying the validity of the claim. As of December 31, 2009 the case remains open with no new developments.

3) On June 27, 2008, the Branch was served with a new complaint filed in Peru, this time by 82 former employees, (Alejandro Zapata Mamani and others vs. SCC's Peruvian Branch), seeking delivery of labor shares (or shares of whatever other current legal denomination) corresponding to years 1971 to December 31, 1977 (the plaintiffs are seeking the same 38,763,806.80 labor shares mentioned in the two previous labor share lawsuits), that should have been issued in accordance with Law No. 22333, plus interest, and labor shares resulting from capital increases, plus dividends. The Branch answered this new complaint, denying the validity of the claim. As of December 31, 2009 the case remains open with no new developments.

4) Additionally, in January 2009, the Branch was served with a new complaint filed in Peru, this time by 12 former employees (Arenas Rodriguez and others —represented by Mr. Cornejo Flores- vs. SCC's Peruvian Branch) seeking delivery of labor shares (or shares of whatever other current legal denomination) corresponding to years 1971 to December 31, 1977 (the plaintiffs are seeking the same 38,763,806.80 labor shares mentioned in the three previous labor share lawsuits), that should have been issued in accordance with Law No. 22333, plus interest, and labor shares resulting from capital increases, plus dividends. The Branch answered this new complaint, denying the validity of the claim. As of December 31, 2009 the case remains open with no new developments.

The Company asserts that the labor shares were distributed to the former employees in accordance with the profit sharing law then in effect. The Company has not made a provision for these lawsuits because it believes that it has meritorious defenses to the claims asserted and that a loss is not probable.

Exploraciones de Concesiones Metalicas S.A.C.:

In August 2009 a new lawsuit was filed against SCC's Branch by the former stockholders of Exploraciones de Concesiones Metalicas S.A.C. ("Excomet"). The plaintiffs allege that the acquisition of their shares in Excomet by the Branch is null and void because the $2 million purchase price paid by the Branch for the shares of Excomet was not fairly negotiated by the plaintiffs and the Branch. In 2005, the Branch acquired the shares of Excomet after lengthy negotiations with the plaintiffs, and after the plaintiffs, which were all of the stockholders of Excomet, approved the transaction in a general stockholders' meeting. Excomet was at the time owner of a mining concession which forms part of the Tia Maria project.

The Company asserts that the lawsuit is without merit and is vigorously defending against this lawsuit.

Mexican operations

The Mexican Geological Services ("MGS") Royalties:

In August 2002, MGS (formerly named Council of Mineral Resources or "COREMI") filed with the Third Federal District Judge in Civil Matters, an action demanding from Mexcobre (La Caridad) the payment of royalties since 1997. In December 2005, Mexcobre signed an agreement with MGS. Under the terms of this agreement the parties established a new procedure to calculate the royalty payments applicable for 2005 and the following years, and the Company paid in January 2006, $6.9 million of royalties for 2005 and $8.5 million as payment on account of royalties from the third quarter 1997 through the last quarter of 2004. On January 22, 2007 the Third Federal District Judge issued a ruling regarding the payment related to the period from the third quarter of 1997 through the fourth quarter of 2004. This ruling was appealed by both parties in February 2007. The appeal was lost by the Company in October 2007. The Company filed a protective action (Amparo) before the Ninth Collegiate Civil Tribunal which rendered a negative ruling on August 27, 2008.

On October 23, 2009 the Third Federal District Judge in Civil Matters issued a ruling directing the Company to pay royalties and legal interest from the last quarter of 2004 to the third quarter of 2007. On December 17, 2009 MGS and Mexcobre signed a judicial agreement under which terms both parties agreed to settle the dispute with a payment of $19.0 million in installements through year 2010. With this judicial agreement approved by the judge the case is definitively concluded.

San Luis de Potosí Facilities:

On September 25, 2009, the Company announced that its subsidiary, IMMSA, Desarrolladora Intersaba, S.A. de C.V. ("INTERSABA") and the municipality of San Luis Potosí had reached an agreement by means of which IMMSA agrees to change the technology in order to stop using anhydrous ammonia gas in the production process at its San Luis zinc plant. The San Luis Potosi municipality also confirmed that local regulations permit IMMSA to use the land of its plants for industrial purposes.

As part of the agreement, INTERSABA and the municipality of San Luis Potosi agreed to donate an area that was considered by IMMSA as a buffer zone, in order for IMMSA to construct a park for the recreation of the San Luis population. Also IMMSA and INTERSABA agreed to settle all litigation between them relating to land permits and buffer zone.

The Ejidal Commissariat of the "Ejido Pilares de Nacozari", initiated a protective action (Amparo) against the second expropriation decree (by means of which 2.322 hectares were expropriated for public use), ignoring the judicial settlement reached with the Company on this matter. The judicial settlement was ratified in January 2006. This case was resolved by a federal tribunal, which dismissed the Ejido case.

Pasta de Conchos Accident:

Mrs. Martinez, the wife of a miner, who died in the Pasta de Conchos accident, initiated a protective action against the negative ruling issued by the Ministry of Economy denying her request to launch a procedure to cancel IMMSA's coal concessions, which she argued the accident should trigger.

The First District Administrative judge flatly dismissed the case, but this ruling was later reviewed by an appeals court. In August 2009, the court definitely dismissed Mrs. Martinez's case on the grounds of lack of standing.

Labor matters:

In recent years the Company has experienced a number of strikes or other labor disruptions that have had an adverse impact on its operations and operating results.

Peruvian Operations

Approximately 62% of the Company's Peruvian labor force was unionized at December 31, 2009, represented by eight separate unions. Three of these unions, one at each major production area, represent the majority of the Company's workers. The collective bargaining agreements for these unions last through February 2010. The Company has started negotiations with them on February 5, 2010. Additionally, there are five smaller unions, representing the balance of workers. Collective bargaining agreements for this group are in force through November 2012.

During 2009 there were no strikes at the Company's Peruvian operations. In 2008, strikes in support of a mining federation strike occurred at the Company's operating areas, during which operations were near to normal.

Mexican operations

Approximately 76% of the Mexican labor force was unionized at December 31, 2009, represented by two separate unions. Under Mexican law, the terms of employment for unionized workers is set forth in collective bargaining agreements. Mexican companies negotiate the salary provisions of collective bargaining agreements with the labor unions annually and negotiate other benefits every two years. The Company conducts negotiations separately at each mining complex and each processing plant.

In the last eight years the Cananea mine has experienced nine labor stoppages totaling more than 1,000 days of inactivity through December 31, 2009. The Company has tried unsuccessfully to resolve the current labor stoppage that obstructs production at Cananea. In the second quarter 2008 the Board of Directors offered all Cananea employees a severance payment in accordance with the collective bargaining agreement and applicable law. This was offered in order to award the employees a significant severance payment that allows them to choose the labor alternative that is best for each of them. During 2008, under this plan a group of employees was terminated at a cost to the Company of $15.2 million, which was recorded in cost of sales on the consolidated statement of earnings. There were no termination payments made in 2009. In accordance with SFAS No. 112, the Company has estimated a liability of $35.1 million, which was recorded on the consolidated balance sheet.

On March 20, 2009 the Company notified the Mexican Federal Labor Court of the termination of all the individual labor contracts of the Cananea workers, including the collective bargaining agreement with the Union. This decision was based upon a finding by the Mexican mining authorities that confirmed that the Cananea mine was in a force majeure situation since it was unable to operate due to severe damages caused by striking workers. On April 14, 2009, the Mexican Federal Labor Court issued a resolution approving the termination of Cananea's labor relationships with individual and unionized employees, as well as the termination of its collective bargaining agreement with its employees and with the National Mining and Metal Workers Union. This ruling has been challenged before federal tribunals. Most of individual challenges by unionized workers have been resolved by a federal judge, dismissing their complaint. The case presented by the Union is pending to be resolved.

The Company, the state of Sonora and the Mexican federal government are working to restore the necessary legal and safety conditions to resume operations at Cananea. On February 11, 2010 a Mexican Federal Labor court ruled that the damages caused to the Cananea mine by the neglect and sabotage of striking workers since the commencement of the labor stopagges in July 2007 resulted in force majeure, thus providing legal basis for the termination of individual and unionized employees by the Company. The Company expects due compliance of the referred ruling by the relevant federal and state authorities and looks forward to recovering control of the Cananea mine.

Due to the lengthy work stoppage the Company has performed an impairment analysis on the assets at the Cananea mine. The Company has determined through its impairment analysis that no impairment exists as of December 31, 2009. Should estimates of future copper and molybdenum prices decrease significantly, such determination could change. During 2009, the Company continued providing periodic maintenance to the assets.

Additionally, the Taxco and San Martin mines have been on strike since July 2007. On December 10, 2009 a federal tribunal confirmed the legality of the San Martin strike. It is expected that operations at these mines will remain suspended until these labor issues are resolved.

Other legal matters:

Class actions: Three purported class action derivative lawsuits have been filed in the Delaware Court of Chancery (New Castle County) late in December 2004 and early January 2005 relating to the acquisition of Minera Mexico by SCC. On January 31, 2005, the three actions Lemon Bay, LLP v. Americas Mining Corporation, et al., Civil Action No. 961-N, Therault Trust v. Luis Palomino Bonilla, et al., and Southern Copper Corporation, et al., Civil Action No. 969-N, and James Sousa v. Southern Copper Corporation, et al., Civil Action No. 978-N were consolidated into one action titled, In re Southern Copper Corporation Shareholder Derivative Litigation, Consol. Civil Action No. 961-N and the complaint filed in Lemon Bay was designated as the operative complaint in the consolidated lawsuit. The consolidated action purports to be brought on behalf of the Company's common stockholders.

The consolidated complaint alleges, among other things, that the acquisition of Minera Mexico is the result of breaches of fiduciary duties by the Company's directors and is not entirely fair to the Company and its minority stockholders. The consolidated complaint seeks, among other things, a preliminary and permanent injunction to enjoin the acquisition, the award of damages to the class, the award of damages to the Company and such other relief that the court deems equitable, including interest, attorneys' and experts' fees and costs. The defendants believe that this lawsuit is without merit and are vigorously defending against the action.

The Company's direct and indirect parent corporations, including AMC and Grupo Mexico, have from time to time been named parties in various lawsuits involving Asarco, including a previously reported fraudulent conveyance lawsuit brought by Asarco in connection with AMC's purchase of SCC's interest from Asarco. As a result of the completion of the reorganization of Asarco and the exiting of Asarco from Chapter 11, this lawsuit has been satisfactorily resolved.

The Company is involved in various other legal proceedings incidental to its operations, but the Company does not believe that decisions adverse to it in any such proceedings, individually or in the aggregate, would have a material adverse effect on its financial position or results of operations. Additionally, the Company does not believe that the outcome of the purported class action derivative lawsuit would have a material adverse effect on its financial position, results of operations or its cash flows.

Other commitments:

Regional development contribution:

In December 2006, the Company's Peruvian Branch signed a contract with the Peruvian government committing the Company to make annual contributions for five years to support the regional development of Peru. This was in response to an appeal by the president of Peru to the mining industry. The contributions are being used for social benefit programs and were deposited with a separate entity, Copper Assistance Civil Association (Asociación Civil Ayuda del Cobre) which will make disbursements for approved investments in accordance with the agreement. Future contributions could increase or decrease depending on copper prices. The commitment of the Branch is for a total of 1.25% of its annual earnings, after Peruvian income tax. If the average annual LME copper price is below $1.79 per pound the contribution will cease.

The following table summarizes the non-deductible contributions made by the Company and the 2009 provision based on Peruvian earnings (in millions):

Year of payment	Based on	Total
2007	2006	$ 16.1
2008	2007	18.9
2009	2008	12.7
2010	2009	9.1

Royalty charge

In June 2004, the Peruvian Congress enacted legislation imposing a royalty charge to be paid by mining companies. Under this law, the Company is subject to a 1% to 3% royalty, based on sales, applicable to the value of the concentrates produced at the Toquepala and Cuajone mines. The Company made provisions in the three years ended December 31, 2009 as follows (in millions):

	2009	2008	2007
Royalty charge	$ 43.7	$ 53.9	$ 62.8

These provisions are included in "Cost of sales (exclusive of depreciation, amortization and depletion)" in the consolidated statement of earnings.

Power purchase agreement

In 1997, SCC sold its Ilo power plant to an independent power company, Enersur. In connection with the sale, a power purchase agreement was also completed under which SCC agreed to purchase from Enersur all of its power needs up to 245 megawatts of capacity for its Peruvian operations for twenty years, commencing in 1997. In 2003 the agreement was amended releasing Enersur from its obligation to construct additional capacity to meet the Company's increased electricity requirements and changing the power tariff as called for in the original agreement.

The Company has recently signed a Memorandum of Understanding ("MOU") with Enersur regarding its power supply agreement. The MOU contains new economic terms that the Company believes better reflect current economic conditions in the power industry and in Peru. The Company expects to obtain savings in its future power costs. The new economic conditions agreed in the MOU have been applied by Enersur to its invoices to the Company since May 2009. Additionally, the MOU includes an option for providing power for the Tia Maria project. The MOU also established a time frame in which Enersur and the Company must negotiate in good faith to settle certain pending issues, including agreeing on a power purchase agreement for the Tia Maria Project. If the parties do not settle such pending issues, SCC will be free to negotiate with third parties. However, the Company could lose the economic benefit negotiated in the MOU.

Tax contingency matters:

Tax contingencies are provided for under ASC 740-10-50-15 Uncertain tax position (see Note 8, "Income taxes").

NOTE 15-STOCKHOLDERS' EQUITY

Common Stock:

In 2009 Grupo Mexico, through its wholly owned subsidiary AMC, purchased 4.9 million shares of SCC's Common Stock. With this purchase and the Company's repurchase of shares of its Common Stock, the indirect ownership of Grupo Mexico increased to 80% at March 31, 2009 and remains at 80% at December 31, 2009.

Stock split:

On June 19, 2008 the Executive Committee of the Board of Directors declared a three-for-one split of the Company's outstanding common stock. On July 10, 2008 common shareholders of record at the close of business on June 30, 2008, received two additional shares of common stock for every share owned. The split increased the number of shares outstanding to 883,410,150 from 294,470,050. The stock split was recorded in the Company's 2008 financial statements. All share and per share amounts were retroactively adjusted to reflect the stock split.

Appropriated Retained Earnings:

As of December 31, 2009, Company management set aside $1.8 billion of unremitted earnings, of its Mexican subsidiary, Minera Mexico, as appropriated retained earnings. It is the Company's intention to indefinitely invest these funds in Mexico. These amounts are earmarked for the Company's Mexican expansion program. See also Note 8 "Income taxes" of these financial statements.

Treasury Stock:

Activity in treasury stock in the years 2009 and 2008 was as follows (in millions):

	2009	2008
Southern Copper common shares		
Balance as of January 1,	$ 389.0	$ 4.4
Purchase of shares	71.9	384.6
Used for corporate purposes	(0.2)	—
Balance as of December 31,	460.7	389.0
Parent Company (Grupo Mexico) common shares		
Balance as of January 1,	125.5	170.3
Sales of shares	(0.4)	(72.3)
Purchase of shares	1.3	—
Other activity, including dividend, interest and currency translation effect	16.3	27.5
Balance as of December 31,	142.7	125.5
Treasury stock balance as of December 31,	$ 603.4	$ 514.5

SCC shares of Common Stock in treasury:

At December 31, 2009 and 2008 treasury stock holds 34,596,086 shares and 29,696,086 shares of SCC's Common Stock with a cost of $460.7 million and $389.0 million, respectively.

The shares of SCC's Common Stock held in treasury are used for general corporate purposes.

SCC share repurchase program:

Pursuant to the $500 million share repurchase program authorized by the Company's Board of Directors in 2008, during 2009 the Company purchased 4.9 million shares of its Common Stock at a cost of $71.9 million. In 2008, the Company purchased 28.5 million shares at a cost of $384.7 million. These shares will be available for general corporate purposes. The Company may purchase additional shares of its Common Stock from time to time, based on market conditions and other factors. This repurchase program has no expiration date and may be modified or discontinued at any time.

The following table summarizes the repurchase program activity since its inception in 2008:

Period From	Period To	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Maximum Number of Shares that May Yet Be Purchased Under the Plan @ $32.91		Total Cost ($ in millions)
2008:								
08/11/08	12/31/08	28,510,150	$	13.49	28,510,150		$	384.7
First quarter 2009:								
01/12/09	01/31/09	1,075,000		15.17	29,585,150			16.3
02/01/09	02/28/09	2,260,350		13.45	31,845,500			30.4
03/01/09	03/27/09	1,564,650		15.89	33,410,150			24.9
Total		4,900,000		14.64				71.6
Second Quarter 2009:		—			—			
Third Quarter 2009:								
09/01/09	09/30/09	12,000		28.05	33,422,150			0.3
Fourth Quarter 2009		—			—	1,319,992		
Total purchased		33,422,150	$	13.66			$	456.6

As a result of the repurchase of shares of SCC's Common Stock and AMC's purchase of shares of SCC's Common Stock, Grupo Mexico's direct and indirect ownership increased to 80% at March 31, 2009 and remains at 80% as of December 31, 2009.

Directors' Stock Award Plan:

The Company established a stock award compensation plan for certain directors who are not compensated as employees of the Company. Under this plan, participants will receive 1,200 shares of Common Stock upon election and 1,200 additional shares following each annual meeting of stockholders thereafter. 600,000 shares of Southern Copper Common Stock have been reserved for this plan. As of December 31, 2009 and 2008 the Company has granted 241,200 shares and $229,200 shares under this plan. The fair value of the award is measured each year at the date of the grant.

Employee Stock Purchase Plan:

In January 2007, the Company offered to eligible employees a stock purchase plan (the "Employee Stock Purchase Plan") through a trust that acquires shares of Grupo Mexico stock for sale to its employees, and employees of subsidiaries, and certain affiliated companies. The purchase price is established at the approximate fair market value on the grant date. Every two years employees will be able to acquire title to 50% of the shares paid in the previous two years. The employees will pay for shares purchased through monthly payroll deductions over the eight year period of the plan. At the end of the eight year period, the Company will grant the participant a bonus of 1 share for every 10 shares purchased by the employee.

If Grupo Mexico pays dividends on shares during the eight year period, the participants will be entitled to receive the dividend in cash for all shares that have been fully purchased and paid as of the date that the dividend is paid. If the participant has only partially paid for shares, the entitled dividends will be used to reduce the remaining liability owed for purchased shares.

In the case of voluntary resignation of the employee, the Company will pay to the employee the purchase price applying a deduction over the amount to be paid to the employee based on the following schedule.

If the resignation occurs during:	% Deducted
1st year after the grant date	90%
2nd year after the grant date	80%
3rd year after the grant date	70%
4th year after the grant date	60%
5th year after the grant date	50%
6th year after the grant date	40%
7th year after the grant date	20%

In the case of involuntary termination of the employee, the Company will pay to the employee the difference between the fair market value of the shares at the date of termination of employment, and the purchase price. When the fair market value of the shares is higher than the purchase price, the Company will apply a deduction over the amount to be paid to the employee based on the following schedule.

If the termination occurs during:	% Deducted
1st year after the grant date	100%
2nd year after the grant date	95%
3rd year after the grant date	90%
4th year after the grant date	80%
5th year after the grant date	70%
6th year after the grant date	60%
7th year after the grant date	50%

In case of retirement or death of the employee, the Company will render the buyer or his legal beneficiary, the shares effectively paid as of the date of retirement or death.

For the year ended December 31, 2009 and 2008, the stock based compensation expense under this plan was $2.1 million in both periods. As of December 31, 2009, there was $10.7 million of unrecognized compensation expense under this plan, which is expected to be recognized over the remaining five years period.

The following table presents the stock award activity for the year ended December 31, 2009 and 2008:

	Shares		Unit Weighted Average Grant Date Fair Value
Outstanding shares at January 1, 2008	14,504,151	$	1.17
Granted	—		
Exercised	(23,655)		1.17
Received as dividend	96,515		
Forfeited	—		
Outstanding shares at December 31, 2008	14,577,011	$	1.16
Outstanding shares at January 1, 2009	14,577,011	$	1.16
Granted	—		—
Exercised	(2,700,588)		1.16
Forfeited	(319,798)		1.16
Outstanding shares at December 31, 2009	11,556,625	$	1.16

Executive Stock Purchase Plan:

Grupo Mexico also offers a stock purchase plan for certain members of its executive management and the executive management of its subsidiaries and certain affiliated companies. Under this plan, participants will receive incentive cash bonuses which are used to purchase up to 2,250,000 shares of Grupo Mexico over an eight year period. The fair value of the award is estimated on the date of grant and is recognized as compensation expense over a weighted average requisite service period of eight years. The Company recorded $0.1 million and $1.3 million, net of tax, in compensation expense in 2009 and 2008, respectively. As of December 31, 2009, there was $1.9 million of unrecognized compensation cost, related to this plan, which is expected to be recognized over the remaining period.

The following table presents the stock award activity for the year ended December 31, 2009 and 2008:

	Shares		Unit Weighted Average Grant Date Fair Value
Outstanding shares at January 1, 2008	1,372,500	$	0.77
Granted	—		
Exercised	(675,000)	$	0.77
Forfeited	—		
Outstanding shares at December 31, 2008	697,500	$	0.77
Outstanding shares at January 1, 2009	697,500	$	0.77
Granted	—		
Exercised	—		
Forfeited	—		
Outstanding shares at December 31, 2009	697,500	$	0.77

NOTE 16-DERIVATIVE INSTRUMENTS:

The Company occasionally uses derivative instruments to manage its exposure to market risk from changes in commodity prices, interest rate and exchange rate risk exposures and to enhance return on assets. The Company does not enter into derivative contracts unless it anticipates a future activity that is likely to occur that will result in exposing the Company to market risk.

Copper derivatives:

From time to time the Company has entered into derivative contracts to protect a fixed copper or zinc price for a portion of its metal sales.

In 2009, the Company did not hold any copper derivative contract. During 2008 and 2007 the Company entered into copper collar and swaps contracts to protect a portion of its sales of copper production as follows:

	2008	2007
Collar contracts:		
Pounds (in millions)	220.5	170.5
Average LME cap price	$ 4.23	$ 4.07
Average LME floor price	$ 3.40	$ 3.20
Swap contracts:		
Pounds (in millions)	175.1	11.9
Weighted average COMEX price	$ 3.87	$ 3.71

Related to the settlement of these copper collar and swap contracts, the Company recorded gains of $137.0 million and $10.9 million in 2008 and 2007, respectively. These gains and losses were recorded in net sales on the consolidated statement of earnings. Also, these gains and losses were recorded in net earnings in operating activities on the consolidated statement of cash flows.

Transactions under these metal price protection programs are not accounted for as hedges under ASC 815-15 "Derivatives and Hedging — embedded derivatives" (in prior literature SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities"), and are adjusted to fair market value based on the metal prices as of the last day of the respective reporting period with the gain or loss recorded in net sales on the consolidated statement of earnings.

Gas swaps:

In the last three years Company entered into gas swap contracts to protect part of its gas consumptions as follows:

	2009	2008	2007
Gas volume (MMBTUs)	306,000	460,000	900,000
Fixed price	$ 3.6350	$ 8.2175	$ 7.5250
Loss(in million)	$ —	$ (0.9)	$ (0.9)

The losses obtained were charged to production cost. As of December 31, 2009 the Company did not hold any open gas swap contracts.

Exchange rate derivatives, U.S. dollar/Mexican Peso contracts:

Because more than 85% of the Company's sales collections in Mexico are in U.S. dollars and many of its costs are in Mexican pesos, the Company entered into zero-cost derivative contracts with the purpose of protecting, within a range, against an appreciation of the Mexican peso to the U.S. dollar.

Related to the exchange rate derivative contracts the Company recorded gain (losses) as follows (in millions):

	2009	2008	2007
Gain (loss)	$ 4.2	$ (74.6)	$ 8.6

These gains and losses were recorded as gain (loss) on derivative instruments in the consolidated statements of earnings. At December 31, 2009 the Company did not hold any exchange rate derivative contract.

Dual currency notes:

The Company did not hold any dual currency notes in 2009 and 2008. However, in 2007 the Company recorded an exchange loss of $1.3 million which was recorded as loss on derivative instruments in the consolidated statement of earnings and earned interest of $2.1 million which was recorded as interest income in the consolidated statement of earnings.

NOTE 17-FINANCIAL INSTRUMENTS:

ASC-820-10-35 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under SFAS No. 157 are described below:

Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 - Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs. (i.e., quoted prices for similar assets or liabilities)

Level 3 - Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

The carrying amounts of certain financial instruments, including cash and cash equivalents, accounts receivable (other than accounts receivable associated with provisionally priced sales) and accounts payable approximate fair value due to their short maturities. Consequently, such financial instruments are not included in the following table that provides information about the carrying amounts and estimated fair values of other financial instruments that are not measured at fair value in the consolidated balance sheet as of December 31, 2009 (in millions):

	Balance at December 31, 2009	
	Carrying Value	Fair Value
Liabilities:		
Long-term debt (*)	$ 1,280.3	$ 1,287.6

(*) Long term debt is carried at amortized cost and its carrying value as of December 31, 2009 is $1,291.4 million. The $1,287.6 million represents the estimated fair value of the debt. See Note 17 "Financial instruments" for ASC-825-10-50 fair value disclosures.

Fair values of assets and liabilities measured at fair value on a recurring basis were calculated as of December 31, 2009 as follows (in millions):

	Balance at December 31, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:				
Short-term investments	$ 22.9		$ 19.8	$ 3.1
Provisionally priced sales:				
Copper	4.1		4.1	
Molybdenum	(16.2)		(16.2)	—
Total	$ 10.8		$ 7.7	$ 3.1

The Company's short-term investments are classified as Level 2 because they are valued using quoted prices for similar investments. The Company classifies investments within Level 3 of the valuation hierarchy in certain cases where there is limited activity or less observable inputs to the valuation. Investments classified within Level 3 include corporate bonds, asset backed obligations, and mortgage-backed securities.

Derivatives are valued using internal models that use as their basis readily observable market inputs, such as time value, forward interest rates, volatility factors, and current and forward market prices for foreign exchange rates. The Company generally classifies these instruments within Level 2 of the valuation hierarchy. Such derivatives include foreign currency, copper and zinc derivatives.

The fair value of the plan assets is valued using quoted market prices; such value is classified within Level 1 of the fair value hierarchy.

Fair value for long term debt is based on quoted market prices classified as Level 1 in the fair value hierarchy. The Mitsui loan is based on the present value of the cash flow discounted at 9% which is the Company's weighted average cost of capital, this fair value is classified as Level 3 in the fair value hierarchy.

The Company's accounts receivables associated with provisionally priced sales of copper are valued using quoted market prices based on the forward price on the London Metal Exchange (LME) or on the Commodities Exchange (COMEX) in New York. Such value is classified within Level 1 of the fair value hierarchy. Molybdenum prices are established by reference to the publication Platt's Metals Week and are considered Level 1 in the fair value hierarchy.

The table below sets forth a summary of changes in the fair value of the Company's Level 3 short-term investments (corporate bond, asset backed obligations, and mortgage backed securities) for the years ended on December 31, 2009 and 2008 (in millions).

	As of December 31, 2009	As of December 31, 2008
Balance at beginning of period	$ 11.0	$ 17.0
Unrealized gain (loss)	0.3	(3.6)
Purchases, sales, issuance and settlements (net)	(5.4)	(8.2)
Transfers in/out of Level 3	(2.8)	5.8
Balance at end of period	$ 3.1	$ 11.0

The total amount of unrealized gains (losses) for the period was included in other income (expenses) in the consolidated statement of earnings for December 31, 2009.

NOTE 18-CONCENTRATION OF RISK:

The Company operates four open-pit copper mines, five underground poly metal mines, three smelters and eight refineries in Peru and Mexico and substantially all of its assets are located in these countries. There can be no assurances that the Company's operations and assets that are subject to the jurisdiction of the governments of Peru and Mexico will not be adversely affected by future actions of such governments. Much of the Company's products are exported from Peru and Mexico to customers principally in United States, Europe, Asia and South America.

Financial instruments, which potentially subject the Company to a concentration of credit risk, consist primarily of cash and cash equivalents, short-term investments and trade accounts receivable.

The Company invests or maintains available cash with various banks, principally in the United States, Mexico, Europe and Peru, or in commercial papers of highly-rated companies. As part of its cash management process, the Company regularly monitors the relative credit standing of these institutions. At December 31, 2009, SCC had invested its cash equivalents as follows:

Country	% of total cash	% invested in one institution
Abroad	65.6%	30.6%
Peru	18.0%	86.2%
Mexico	16.4%	77.8%

During the normal course of business, the Company provides credit to its customers. Although the receivables resulting from these transactions are not collateralized, the Company has not experienced significant problems with the collection of receivables.

The Company is exposed to credit loss in cases where the financial institutions with which it has entered into derivative transactions (commodity, foreign exchange and currency/interest rate swaps) are unable to pay when they owe funds as a result of protection agreements with them. To minimize the risk of such losses, the Company only uses highly-rated financial institutions that meet certain requirements. The Company also periodically reviews the creditworthiness of these institutions to ensure that they are maintaining their ratings. The Company does not anticipate that any of the financial institutions will default on their obligations.

The Company's largest customers as percentage of accounts receivable and total sales were as follows:

	2009	2008	2007
Accounts receivable trade as of December 31,			
Five largest customers	37.4%	61.7%	45.4%
Largest customer	11.2%	21.5%	22.4%
Total sales in year			
Five largest customers	35.1%	35.8%	39.6%
Largest customer	8.5%	10.6%	12.4%

NOTE 19-RELATED PARTY TRANSACTIONS:

Balances receivable and payable with affiliated companies are shown below (in millions):

	As of December 31, 2009	As of December 31, 2008
Affiliate receivable:		
Grupo Mexico S.A.B de C.V. and affiliates	$ 1.5	$ 0.8
Ferrocarril Mexicano, S.A. de C.V.	1.4	0.3
Mexico Proyectos y Desarrollos S.A. de C.V. and affiliates	1.6	0.8
	$ 4.5	$ 1.9
Affiliate payable:		
Grupo Mexico S.A.B. de C.V. and affiliates	$ —	$ 8.9
	$ —	$ 8.9

The Company has entered into certain transactions in the ordinary course of business with parties that are controlling shareholders or their affiliates. These transactions include the lease of office space, air transportation and construction services and products and services relating to mining and refining. The Company lends and borrows funds among affiliates for acquisitions and other corporate purposes. These financial transactions bear interest and are subject to review and approval by senior management, as are all related party transactions. It is the Company's policy that the Audit Committee of the Board of Directors shall review all related party transactions. The Company is prohibited from entering or continuing a material related party transaction that has not been reviewed and approved or ratified by the Audit Committee.

Grupo Mexico, the Company's ultimate parent and the majority indirect stockholder of the Company, and its affiliates provide various services to the Company. These services are principally related to accounting, legal, tax, financial, treasury, human resources, price risk assessment and hedging, purchasing, procurement and logistics, sales and administrative and other support services. The Company pays Grupo Mexico Servicios S.A de C.V., a subsidiary of Grupo Mexico for these services. The Company expects to continue to pay for these services in the future.

The Company's Mexican operations paid fees primarily for freight services provided by Ferrocarril Mexicano, S.A. de C.V., a subsidiary of Grupo Mexico. In addition, the Company's Mexican operations paid fees for construction services provided by Mexico Constructora Industrial S.A. de C.V., an indirect subsidiary of Grupo Mexico.

The Larrea family controls a majority of the capital stock of Grupo Mexico, and has extensive interests in other businesses, including oil drilling services, construction, aviation, and real estate. The Company engages in certain transactions in the ordinary course of business with other entities controlled by the Larrea family relating to mining and refining services, the lease of office space, and air transportation and construction services. In connection with this, the Company paid fees for maintenance services and sale of vehicles provided by Mexico Compañia de Productos Automotrices, S.A. de C.V., a company controlled by the Larrea family.

Additionally, in 2007, the Company's Mexican subsidiaries have provided guaranties for loans totaling $10.8 million obtained by Mexico Transportes Aereos, S.A. de C.V. ("MexTransport"), a company controlled by the Larrea family. These loans mature in 2010 ($2.3 million) and 2013 ($8.4 million). MexTransport provides aviation services to the Company's Mexican operations. The guaranty provided to MexTransport is backed up by the transport services provided by MexTransport to the Company's Mexican subsidiaries. The Company paid fees to MexTransport for aviation services.

The Company purchased industrial materials from Higher Technology S.A.C in which Mr. Carlos Gonzalez has a proprietary interest. The Company paid fees for maintenance services provided by Servicios y Fabricaciones Mecanicas S.A.C., a company in which Mr. Carlos Gonzalez has a proprietary interest. Mr. Carlos Gonzalez is the son of SCC's Chief Executive Officer.

The Company purchased industrial material from Sempertrans France Belting Technology, in which Mr. Alejandro Gonzalez is employed as a sales representative. Also, the Company purchased industrial material from PIGOBA, S.A. de C.V., a company in which Mr. Alejandro Gonzalez has a proprietary interest. Mr. Alejandro Gonzalez is the son of SCC's Chief Executive Officer.

The Company purchased industrial material and services from Breaker, S.A. de C.V., a company in which Mr. Jorge Gonzalez has a proprietary interest. Mr. Jorge Gonzalez is the son-in-law of SCC's Chief Executive Officer.

The following table summarizes the purchase activity with related parties in the three years ended December 31, 2009 (in millions):

	2009	2008	2007
Grupo Mexico and affiliates:			
Grupo Mexico Servicios S.A de C.V	$ 13.8	$ 13.8	$ 13.8
Ferrocarril Mexicano S.A de C.V.	6.0	11.0	11.0
Mexico Constructora Industrial S.A. de C.V.	15.1	22.0	14.5
Other Larrea family companies:			
Mexico Compañia de Productos Automotrices S.A. de C.V.	0.3	1.8	2.5
Mexico transportes aereos S.A. de C.V.	1.9	2.9	1.2
Companies with relationships to SCC executive officers families:			
Higher Technology S.A.C.	5.4	4.0	6.3
Servicios y Fabricaciones Mecanicas S.A.C.	0.3	0.8	0.7
Sempertrans France Belting Technology	0.6	0.7	0.7
PIGOBA S.A. de C.V.	0.1	0.5	0.3
Breaker S.A. de C.V.	0.9	2.2	3.6
Total purchased	$ 44.4	$ 59.7	$ 54.6

It is anticipated that in the future the Company will enter into similar transactions with the same parties.

NOTE 20-SEGMENT AND RELATED INFORMATION:

Company management views Southern Copper as having three operating segments and manages on the basis of these segments. Each of its segments report independently to the Chief Operating Officer and he focuses on operating income as a measure of performance to evaluate different segments, and to make decisions to allocate resources to the reported segments.

The three segments identified are groups of mines with the similar economic characteristics, type of products, processes and support facilities, similar regulatory environments, similar employee bargaining contracts and similar currency risks. In addition, each mine within the individual group earns revenues from similar type of customers for their products and services and each group incurs expenses independently, including commercial transactions between groups.

Intersegment sales are based on arms-length prices at the time of sale. These may not be reflective of actual prices realized by the Company due to various factors, including additional processing, timing of sales to outside customers and transportation cost. Added to the segment information is information regarding the Company's sales. The segments identified by the Company are:

1. Peruvian operations, which include the Toquepala and Cuajone mine complexes and the smelting and refining plants, industrial railroad and port facilities which service both mines. The Peruvian operations produce copper, with production of by-products of molybdenum, silver and other material.

2. Mexican open-pit operations, which include La Caridad and Cananea mine complexes and the smelting and refining plants and support facilities which

service both mines. The Mexican open-pit operations produce copper, with production of by-products of molybdenum, silver and other material.

3. Mexican underground mining operations, which include five underground mines that produce zinc, copper, silver and gold, a coal mine which produces coal and coke, and several industrial processing facilities for zinc and copper. This group is identified as the IMMSA Unit.

The Peruvian operations include two open-pit copper mines whose mineral output is transported by rail to Ilo, Peru where it is processed at the Company's Ilo smelter and refinery, without distinguishing between the products of the two mines. The resulting product, anodes and refined copper, are then shipped to customers throughout the world. These shipments are recorded as revenue of the Company's Peruvian mines.

The Mexican open-pit segment includes two copper mines whose mineral output is processed in the same smelter and refinery without distinguishing between the products of the two mines. The resultant product, anodes and refined copper, are then shipped to customers throughout the world. These shipments are recorded as revenues of the Company's Mexican open-pit mines.

The Company has determined that it is necessary to classify the Peruvian open-pit operations as a separate operating segment from the Mexican open-pit operations due to the very distinct regulatory and political environments in which they operate. The Company's Chief Operating Officer must consider the operations in each country separately when analyzing results of the Company and making key decisions. The open-pit mines in Peru must comply with stricter environmental rules and must continually deal with a political climate that has a very distinct vision of the mining industry as compared to Mexico. In addition, the collective bargaining agreement contracts are negotiated very distinctly in each of the two countries. These key differences result in the Company taking varying decisions with regards to the two countries.

The IMMSA segment includes five mines whose minerals are processed in the same smelter and refinery. This segment also includes an underground coal mine. Sales of product from this segment are recorded as revenues of the Company's IMMSA Unit. While the Mexican underground mines are subject to a very similar regulatory environment of the Mexican open-pit mines, the nature of the products and processes of two Mexican operations vary distinctly. These differences cause the Company's Chief Operating Officer to take a very different approach when analyzing results and making decisions regarding the two Mexican operations.

Financial information is regularly prepared for each of the three segments and the results of the Company's operations are regularly reported to the Chief Operating Officer on the segment basis. The Chief Operating Officer of the Company focuses on operating income and on total assets as measures of performance to evaluate different segments and to make decisions to allocate resources to the reported segments. These are common measures in the mining industry.

Financial information relating to Company's segments is as follows:

	Year Ended, December 31, 2009 (in millions)				
	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other eliminations	Total Consolidated
Net sales outside of segments	$ 1,037.0	$ 420.2	$ 2,223.5	$ 53.6	$ 3,734.3
Intersegment sales	39.7	140.0	—	(179.7)	—
Cost of sales (exclusive of depreciation, amortization and depletion)	545.6	378.7	1,026.7	(127.3)	1,823.7
Selling, general and administrative	28.4	12.3	37.4	0.2	78.3
Depreciation, amortization and depletion	169.6	24.4	127.5	1.1	322.6
Exploration	2.1	7.9	14.6	—	24.6
Operating income	$ 331.0	$ 136.9	$ 1,017.3	$ (0.1)	1,485.1
Less:					
Interest, net					(90.9)
Loss on derivative instruments					4.2
Other income (expense)					6.1
Income taxes					(469.9)
Net income					934.6
Income attributable to the non-controlling interest					(5.2)
Income attributable to SCC					$ 929.4
Capital expenditures	$ 79.4	$ 27.8	$ 284.4	$ 23.2	$ 414.8
Property, net	$ 1,615.8	$ 278.4	$ 2,026.3	$ 49.1	$ 3,969.6
Total assets	$ 2,346.5	$ 664.6	$ 2,901.3	$ 150.2	$ 6,062.6

	Year Ended, December 31, 2008 (in millions)				
	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other eliminations	Total Consolidated
Net sales outside of segments	$ 1,477.5	$ 430.1	$ 2,803.2	$ 140.0	$ 4,850.8
Intersegment sales	106.1	95.0	—	(201.1)	—
Cost of sales (exclusive of depreciation, amortization and depletion)	728.2	448.0	1,100.4	(94.4)	2,182.2
Selling, general and administrative	37.9	21.5	38.9	4.1	102.4
Depreciation, amortization and depletion	178.2	32.4	113.3	3.4	327.3
Exploration	5.2	11.4	20.4	—	37.0
Operating income	$ 634.1	$ 11.8	$ 1,530.2	$ 25.8	2,201.9
Less:					
Interest, net					(51.1)
Loss on derivative instruments					(74.6)
Other income (expense)					17.6
Income taxes					(679.3)
Net income					4,414.5
Income attributable to the non-controlling interest					(7.9)
Income attributable to SCC					$ 1,406.6
Capital expenditures	$ 145.0	$ 44.2	$ 302.4	$ 32.8	$ 524.4
Property, net	$ 1,644.5	$ 271.1	$ 1,845.7	$ 49.2	$ 3,810.5
Total assets	$ 2,704.1	$ 612.8	$ 2,105.4	$ 342.0	$ 5,764.3

	Year Ended, December 31, 2007 (in millions)				
	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Corporate and other eliminations	Total Consolidated
Net sales outside of segments	$ 1,981.1	$ 591.7	$ 3,192.9	$ 320.0	$ 6,085.7
Intersegment sales	244.0	89.0	—	(333.0)	—
Cost of sales (exclusive of depreciation, amortization and depletion)	735.9	361.7	1,045.2	(20.6)	2,122.2
Selling, general and administrative	37.0	25.2	36.9	(1.1)	98.0
Depreciation, amortization and depletion	176.8	37.3	108.8	5.0	327.9
Exploration	4.7	10.1	25.4	—	40.2
Operating income	$ 1,270.7	$ 246.4	$ 1,976.6	$ 3.7	3,497.4
Less:					
Interest, net					(26.0)
Loss on derivative instruments					(73.7)
Loss on debt prepayment					(16.6)
Other income (expense)					30.8
Income taxes					(1,185.3)
Net income					2,226.6
Income attributable to the non-controlling interest					(10.2)
Income attributable to SCC					$ 2,216.4
Capital expenditures	$ 132.4	$ 26.5	$ 127.2	$ 29.6	$ 315.7
Property, net	$ 1,605.2	$ 248.5	$ 1,654.8	$ 59.8	$ 3,568.3
Total assets	$ 2,841.4	$ 590.2	$ 2,646.9	$ 502.1	$ 6,580.6

Sales value per segment:

	Year Ended, December 31, 2009				
(in millions)	Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Corporate, Other & Eliminations	Total Consolidated
Copper	$ 698.0	$ 78.1	$ 1,888.7	$ (25.9)	$ 2,638.9
Molybdenum	234.5	—	202.2	—	436.7
Silver	96.6	194.7	59.6	(75.5)	275.4
Zinc	—	175.5	—	1.1	176.6
Other	47.6	111.9	73.0	(25.8)	206.7
Total	$ 1,076.7	$ 560.2	$ 2,223.5	$ (126.1)	$ 3,734.3

(in millions)	Year Ended, December 31, 2008 Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Corporate, Other & Eliminations	Total Consolidated
Copper	$ 1,066.7	$ 79.7	$ 2,220.6	$ (12.1)	$ 3,354.9
Molybdenum	347.6	—	450.6	—	798.2
Silver	64.0	120.9	53.3	(30.7)	207.5
Zinc	—	194.6	—	1.7	196.3
Other	105.3	129.9	78.7	(20.0)	293.9
Total	$ 1,583.6	$ 525.1	$ 2,803.2	$ (61.1)	$ 4,850.8

(in millions)	Year Ended, December 31, 2007 Mexican Open-pit	Mexican IMMSA Unit	Peruvian Operations	Corporate, Other & Eliminations	Total Consolidated
Copper	$ 1,694.5	$ 101.0	$ 2,430.6	$ 2.7	$ 4,228.8
Molybdenum	435.5	—	650.5	—	1,086.0
Silver	48.8	136.8	59.9	(12.2)	233.3
Zinc	—	356.8	—	5.4	362.2
Other	46.3	86.1	51.9	(8.9)	175.4
Total	$ 2,225.1	$ 680.7	$ 3,192.9	$ (13.0)	$ 6,085.7

NET SALES AND GEOGRAPHICAL INFORMATION:

Net sales to respective countries were as follows:

(in millions)	Year ended December 31, 2009	2008	2007
United States	$ 1,025.4	$ 1,288.6	$ 1,553.2
Europe	887.0	1,108.0	1,491.7
Mexico	858.2	1,088.2	1,189.3
Peru	112.6	129.8	152.1
Latin America, excluding Mexico and Peru	536.8	861.2	1,133.7
Asia	314.3	238.0	554.8
Derivative instruments	—	137.0	10.9
Total	$ 3,734.3	$ 4,850.8	$ 6,085.7

PROVISIONAL SALES PRICE:

At December 31, 2009, the Company has recorded provisionally priced sales of copper at average forward prices per pound, and molybdenum at the year-end market price per pound. These sales are subject to final pricing based on the average monthly LME and COMEX copper prices and Dealer Oxide molybdenum prices in the future month of settlement.

Following are the provisionally priced copper and molybdenum sales outstanding at December 31, 2009:

Pounds of copper (millions)	Priced at	Month of settlement
21.9	$ 3.33	January 2010
1.5	3.35	April 2010
23.4	$ 3.33	Total

Pounds of molybdenum (millions)		Market price	Month of settlement
3.4	$	11.75	January 2010
3.4		11.75	February 2010
2.2		11.75	March 2010
1.9		11.75	April 2010
10.9	$	11.75	Total

Provisional sales price adjustments included in accounts receivable and net sales were as follows at December, 31 (in millions):

	As of December 31,	
	2009	2008
Copper	$ 4.1	$ (44.2)
Molybdenum	(16.2)	(53.1)
Total	$ (12.1)	$ (97.3)

Management believes that the final pricing of these sales will not have a material effect on the Company's financial position or results of operations.

LONG-TERM SALES CONTRACTS:

The following are the significant outstanding long-term contracts:

Under the terms of a sales contract with Mitsui & Co. Ltd. ("Mitsui"), the Company is required to supply Mitsui with 48,000 tons of copper cathodes annually through 2013. If the shipment destination is Asia, the pricing of the cathodes is based upon the LME monthly average settlement price. However, if the destination of shipments is the United States, the pricing of the cathodes is based upon the COMEX monthly average settlement price. In either case a producer premium will be included which is agreed upon annually based on world market terms. 90,000 tons related to a prior contract (period 1994-2000) will be supplied as follows: 48,000 in 2014 and 42,000 in 2015.

NOTE 21-QUARTERLY DATA (unaudited)
(in millions, except per share data)

2009

	1st	2nd	3rd	4th	Year
Net sales	$ 622.0	$ 824.5	$ 1,151.8	$ 1,136.0	$ 3,734.3
Gross Profit	$ 246.5	$ 405.0	$ 621.9	$ 637.2	$ 1,910.6
Operating income	$ 144.1	$ 303.2	$ 508.7	$ 529.1	$ 1,485.1
Net income	$ 79.2	$ 176.0	$ 314.2	$ 365.1	$ 934.5
Net income attributable to SCC	$ 78.7	$ 175.0	$ 312.4	$ 363.3	$ 929.4
Per share amounts attributable to SCC:					
Net earnings basic and diluted	$ 0.09	$ 0.21	$ 0.37	$ 0.43	$ 1.09
Dividend per share	$ 0.12	$ 0.04	$ 0.10	$ 0.18	$ 0.44

2008

	1st	2nd	3rd	4th	Year
Net sales	$ 1,499.2	$ 1,461.8	$ 1,440.1	$ 449.7	$ 4,850.8
Gross Profit	$ 978.6	$ 911.4	$ 794.3	$ (15.7)	$ 2,668.6
Operating income	$ 864.7	$ 792.4	$ 676.0	$ (131.2)	$ 2,201.9
Net income	$ 567.7	$ 551.3	$ 420.4	$ (124.9)	$ 1,414.5
Net income attributable to SCC	$ 565.0	$ 548.5	$ 417.8	$ (124.7)	$ 1,406.6
Per share amounts attributable to SCC:					
Net earnings basic and diluted	$ 0.64	$ 0.62	$ 0.48	$ (0.14)	$ 1.60
Dividend per share	$ 0.47	$ 0.57	$ 0.57	$ 0.33	$ 1.94

All the per share amounts prior to 2nd quarter 2008 had been restated to reflect the Common Stock split.

NOTE 22—SUBSEQUENT EVENTS

DIVIDENDS:

On January 28, 2010 the Board of Directors authorized a dividend of 43 cents per share to be paid on March 4, 2010 to shareholders of record as of February 19, 2010.

CANANEA STRIKE:

On February 11, 2010 a Mexican Federal Labor court ruled that the damages caused to the Cananea mine by the neglect and sabotage of striking workers since the commencement of the labor stopagges in July 2007 resulted in force majeure providing legal basis for the termination of individual and unionized employees by the Company. The Company expects due compliance of the referred ruling by the relevant federal and state authorities and looks forward to recovering control of the Cananea mine.

OTHER COMPANY INFORMATION:

ANNUAL MEETING

The annual stockholders meeting of Southern Copper Corporation will be held on Thursday, April 29, 2010 at 09:00 am, Mexico City time, at Edificio Parque Reforma, Campos Eliseos No. 400, 12th Floor, Colonia Lomas de Chapultepec, Mexico City, Mexico.

TRANSFER AGENT, REGISTRAR AND STOCKHOLDERS SERVICES

The Bank of New York Mellon Corporation (BONY)
Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900-0286
Phone: (800)524-4458

DIVIDEND REINVESTMENT PROGRAM

SCC stockholders can have their dividends automatically reinvested in SCC common shares. SCC pays all administrative and brokerage fees. This plan is administered by The Bank of New York Mellon Corporation. For more information, contact The Bank of New York Mellon Corporation at (800)524-4458.

STOCK EXCHANGE LISTING

The principal markets for SCC's Common Stock are the NYSE and the Lima Stock Exchange. Effective February 17, 2010, SCC's Common Stock changed its symbol from PCU to SCCO on both the NYSE and the Lima Stock Exchange.

OTHER SECURITIES

The Branch in Peru has issued, in accordance with Peruvian Law, "investment shares" (formerly named labor shares) that are quoted on the Lima Stock Exchange under symbols SPCCPI1 and SPCCPI2. Transfer Agent, registrar and stockholders services are provided by Banco de Credito del Peru, Avenida Centenario 156, La Molina, Lima 12, Peru.
Telephone (51-1) 313-2478, Fax (51-1)313-2556.

OTHER CORPORATE INFORMATION

For other information on the Company or to obtain, free of charge, additional copies of the Annual Report on Form 10-K, contact the Investor Relations Department at:
11811 North Tatum Blvd. Suite 2500, Phoenix, Az. 85028, USA
Telephone: (602)494-5328

SOUTHERN COPPER CORPORATION

11811 North Tatum Blvd. Suite 2500, Phoenix, Az. 85028, USA
Telephone: (602)494-5328, Fax: (602)494-5317
NYSE Symbol: SCCO (PCU prior to February 17, 2010)

Avenida Caminos del Inca 171, Chacarilla del Estanque, Santiago de Surco, Lima 33 — Peru.
Telephone: (51-1)512-0440, Ext. 3354
Lima Stock Exchange Symbol: SCCO (PCU prior to February 17, 2010)

Edificio Parque Reforma, Campos Eliseos No. 400, 12th Floor, Col. Lomas de Chapultepec, Mexico City, Mexico
Telephone: (52-55) 1103-5320

Web Page: **www.southerncoppercorp.com**
Email address: **southerncopper@southernperu.com.pe**

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Southern Copper Corporation:

We have audited the accompanying consolidated balance sheet of Southern Copper Corporation and subsidiaries (the "Company") as of December 31, 2009, and the related consolidated statements of earnings, equity, and cash flows for the year then ended. Our audit also included the 2009 financial statement schedules listed in the Index at Item 15. These financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedules based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such 2009 consolidated financial statements present fairly, in all material respects, the financial position of Southern Copper Corporation and subsidiaries as of December 31, 2009, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such 2009 financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 25, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

Galaz, Yamazaki, Ruiz Urquiza S.C.
Member firm of Deloitte Touche Tohmatsu

C.P.C. Arturo Vargas Arellano
Mexico City, Mexico
February 25, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Southern Copper Corporation:

In our opinion, the consolidated balance sheet as of December 31, 2008 and the related consolidated statements of income, shareholders' equity, and cash flows for each of two years in the period ended December 31, 2008 present fairly, in all material respects, the financial position of Southern Copper Corporation and its subsidiaries at December 31, 2008, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule for each of the two years in the period ended December 31, 2008 presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the 2009 consolidated financial statements, the Company made adjustments to retrospectively apply the change in accounting for the reclassifications of non-controlling interests made in connection with the adoption of Financial Accounting Standards Board's update to Accounting Standards Codification 810 Consolidation.

PricewaterhouseCoopers S.C.
Mexico, D.F.
March 2, 2009 (except for reclassifications in connection with adoption of Accounting Standards Codification 810 Consolidation, which is dated February 26, 2010)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNT ON ACCOUNTING AND FINANCIAL DISCLOSURE

None

ITEM 9A. CONTROLS AND PROCEDURES

As of December 31, 2009, the Company conducted an evaluation under the supervision and with the participation of the Company's Disclosure Committee and the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness and the design and operation of the Company's disclosure controls and procedures. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that the Company's disclosure controls and procedures are effective as of December 31, 2009, to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is:

1. recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms, and

2. accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There was no change in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended) that occurred during the quarter ended December 31, 2009 that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company. Under the supervision and with the participation of management, including the Company's principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organization of the Treadway Commission. Based on the evaluation made under this framework, management concluded that as of December 31, 2009 such internal control over financial reporting is effective.

Because of its inherent limitations, internal control over financial reporting, may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness for future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors and Stockholders of Southern Copper Corporation:

We have audited the internal control over financial reporting of Southern Copper Corporation and subsidiaries (the "Company") as of December 31, 2009, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting" appearing in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedules as of and for the year ended December 31, 2009 of the Company and our report dated February 25, 2010 expressed an unqualified opinion on those financial statements and financial statement schedules.

Galaz, Yamazaki, Ruiz Urquiza S.C.
Member firm of Deloitte Touche Tohmatsu

C.P.C. Arturo Vargas Arellano
Mexico City, Mexico
February 25, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10,11,12, 13 AND 14

Reference is made to the Section captioned "Executive Officers of the Registrant" on pages 74 to 75. Information in response to the disclosure requirements specified by Part III, Items 10, 11, 12, 13 and 14 will be included in a definitive proxy statement, which will be filed pursuant to Regulation 14A of the 1934 Securities Exchange Act, as amended, prior to April 29, 2010 or will be provided by amendment to this Form 10-K, also to be filed no later than April 29, 2010.

The information contained in such definitive proxy statement is incorporated herein by reference, excluding the information under the caption "Compensation Committee Report," which shall not be deemed filed.

PART IV.

ITEM 15. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES.

The following documents are filed as part of this report:

1. Financial Statements

The following financial statements of Southern Copper Corporation and its subsidiaries are included at the indicated pages of the document as stated below:

2. Exhibits:

3.1 (a) Amended and Restated Certificate of Incorporation, filed on October 11, 2005.
(b) Certificate of Amendment of Amended and Restated Certificate of Incorporation (dated May 2, 2006).
(c) Certificate of Amendment of Amended and Restated Certificate of Incorporation (dated May 28, 2008)

3.2 By-Laws, (as amended on April 26, 2007).

4.1 (a) Registration Rights Agreement, dated as of July 27, 2005, by and between Southern Copper Corporation, Citigroup Global Markets Inc. and UBS Securities LLC.
(b) Registration Rights Agreement, dated as of May 9 2006, by and between Southern Copper Corporation and Citigroup Global Markets, Inc. as Representatives of the Initial Purchasers.

4.2 Indenture governing U.S.$200,000,000 6.375% Notes due 2015, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A.

4.3 (a) Indenture governing U.S.$600,000,000 7.500% Notes due 2035, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A.
(b) Indenture governing $400,000,000 7.500% Notes due 2035, by and between Southern Copper Corporation, The Bank of New York and the Bank of New York (Luxembourg) S. A.

4.4 Form of 6.375% Note (included in Exhibit 4.2).

4.5 Form of New 7.500% Note (included in Exhibit 4.3(a)).

4.6	Form of New 7.500% Note (included in Exhibit 4.3 (b)).
10.1	Tax Stability Agreement, dated August 8, 1994, between the Government of Peru and the Company regarding SX/EW facility (and English translation).
10.2	Incentive Compensation Plan of the Company.
10.3	Form of Directors' Stock Award Plan of the Company.
10.4	Service Agreement entered into by the Company with a subsidiary of Grupo Mexico S.A.B. de C.V., assigned upon the same terms and conditions to Grupo Mexico S.A.B. de C.V. in February 2004.
10.5	Agreement and Plan of Merger, dated as of October 21, 2004, by and among Southern Copper Corporation, SCC Merger Sub, Inc., Americas Sales Company, Inc., Americas Mining Corporation and Minera Mexico S.A. de C.V.
12.1	Computation of financial ratios.
14.0	Code of Business Conduct and Ethics adopted by the Board of Directors on May 8, 2003 and amended by the Board of Directors on October 21, 2004.
21.1	Subsidiaries of the Company.
23.1	Consent of Registered Public Accounting Firm (Galaz, Yamazaki, Ruiz Urquiza, S.C. - Member of Deloitte Touche Tohmatsu)
23.2	Consent of Registered Public Accounting Firm (PricewaterhouseCoopers S.C.)
31.1	Certification required by Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification required by Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8328.
32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8328.
101.INS	XBRL Instance Document (submitted electronically with this report)
101.SCH	XBRL Taxonomy Extension Schema Document (submitted electronically with this report)
101.CAL	XBRL Taxonomy Calculation Linkbase Document (submitted electronically with this report)
101.LAB	XBRL Taxonomy Label Linkbase Document (submitted electronically with this report)
101.PRE	XBRL Taxonomy Presentation Linkbase Document (submitted electronically with this report)

The exhibits listed as 10.2 through 10.4 above are the management contracts or compensatory plans or arrangements required to be filed pursuant to Item 14(b) of Form 10-K.

3. Schedule II

Valuation and Qualifying Accounts and Reserves(in millions):

	Balance at beginning of period	Additions: Charged to costs and expenses	Additions: Other	Deduction	Balance at end of period
Reserve deducted in balance sheet to which applicable:					
Accounts Receivable:					
2009	4.8	—		0.2	4.6
2008	4.6	0.4		0.2	4.8
2007	6.0	—	—	1.4	4.6
Supplies:					
2009	36.7	4.2	—	1.6	39.3
2008	30.4	6.4		0.1	36.7
2007	27.7	3.0	—	0.3	30.4
Notes issued under par:					
2009	16.4	—	—	0.3	16.1
2008	16.7	—	—	0.3	16.4
2007	16.9	—	—	0.2	16.7
Deferred Tax Assets:					
2009	28.6	2.2	—	0.3	30.5
2008	34.1	—	—	5.5	28.6
2007	—	62.7	—	28.6	34.1

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHERN COPPER CORPORATION
(Registrant)

By: /s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

Date: February 25, 2010

Pursuant to requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title
/s/ German Larrea Mota-Velasco German Larrea Mota-Velasco	Chairman of the Board, and Director
/s/ Oscar Gonzalez Rocha Oscar Gonzalez Rocha	President, Chief Executive Officer and Director
/s/ Genaro Guerrero Genaro Guerrero	Vice President, Finance, Chief Financial Officer (principal financial officer)
/s/ Jose N. Chirinos Fano Jose N. Chirinos Fano	Comptroller (principal Accounting Officer)

DIRECTORS

/s/ German Larrea Mota-Velasco
German Larrea Mota-Velasco

/s/ Emilio Carrillo Gamboa
Emilio Carrillo Gamboa

/s/ Alfredo Casar Perez
Alfredo Casar Perez

/s/ Alberto De la Parra Zavala
Alberto De la Parra Zavala

/s/Xavier Garcia de Quevedo
Xavier Garcia de Quevedo

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha

/s/ Carlos Ruiz Sacristan
Carlos Ruiz Sacristan

/s/ Genaro Larrea Mota-Velasco
Genaro Larrea Mota-Velasco

/s/ Daniel Muñiz Quintanilla
Daniel Muñiz Quintanilla

/s/ Armando Ortega Gomez
Armando Ortega Gomez

/s/ L. Miguel Palomino Bonilla
L. Miguel Palomino Bonilla

/s/ Gilberto Perezalonso Cifuentes
Gilberto Perezalonso Cifuentes

/s/ Juan Rebolledo Gout
Juan Rebolledo Gout

Date: February 25, 2010

Supplemental information

Southern Copper Corporation

Exhibit Index

Sequential Exhibit Number	Document Description	Page Number
3.1	(a) Amended and Restated Certificate of Incorporation, filed on October 11, 2005. (Filed as Exhibit 3.1 to the Company's 2005 Quarterly Report on Form 10-Q for the third quarter and incorporated herein by reference). (b) Certificate of Amendment of Amended and Restated Certificate of Incorporation (dated May 2, 2006). (Filed as Exhibit 3.1 to Registration Statement on Form S-4, File No. 333-135170) filed on June 20, 2006 and incorporated herein by reference). (c) Certificate of Amendment of Amended and Restated Certificate of Incorporation (dated May 28, 2008). (Filed as Exhibit 3.1 to the Company's 2008 Quarterly Report on Form 10-Q for the second quarter and incorporated herein by reference).	
3.2	By-Laws, as amended on April 26, 2007. (Filed as Exhibit 3.2 to Quarterly Report on Form 10-Q for the first quarter of 2007 and incorporated herein by reference).	
4.1	(a) Registration Rights Agreement, dated as of July 27, 2005, by and between Southern Copper Corporation, Citigroup Global Markets Inc. and UBS Securities LLC (Filed as Exhibit 4.1 to Registration Statement on Form S-4, File No. 33-129287 filed on October 28, 2005 and incorporated herein by reference) (b) Registration Rights Agreement, dated as of May 9, 2006, by and between Southern Copper Corporation and Citigroup Global Markets Inc. as Representative of the Initial Purchasers. Filed as Exhibit 4.1 to Registration Statement on Form S-4, File No. 333-135170 filed on June 20, 2006 and incorporated herein by reference).	
4.2	Indenture governing U.S.$200,000,000 6.375% Notes due 2015, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A. (Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on August 1, 2005 and incorporated by reference.	
4.3	(a) Indenture governing U.S.$600,000,000 7.500% Notes due 2035, by and between Southern Copper Corporation, The Bank of New York and The Bank of New York (Luxembourg) S.A. (Filed as Exhibit 4.2 to the Company's Current Report on Form 8-K, filed on August 1, 2005) and incorporated herein by reference) (b) Indenture governing $400,000,000 7.500% Notes due 2035, by and between Southern Copper Corporation, The Bank of new York, The Bank of New York (Luxembourg) S.A. (Filed as Exhibit 4.1 to the Company's Current Report on Form 8-K, filed on August 1, 2005 and incorporated herein by reference).	
4.4	Form of 6.375% Note (included in exhibit 4.2).	

4.5	Form of New 7.500% Note (included in Exhibit 4.3(a)).
4.6	Form of New 7.500% Note (included in Exhibit 4.3(b))
10.1	Tax Stability Agreement, dated August 8, 1994, between the Government of Peru and the Company regarding SX/EW facility (and English translation) (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4, as amended by Amendments No. 1 and 2 thereto, File No. 33-97790)
10.2	Incentive Compensation Plan of the Company (Filed as Exhibit 10.11 to the Company's Form S-4 and incorporated herein by reference)
10.3	Form of Directors' Stock Award Plan of the Company (Filed as exhibit 10.4 to the Company's 2005 Annual Report on Form 10-K incorporated herein by reference)
10.4	Service Agreement entered into by the Company with a subsidiary of Grupo Mexico S.A.B. de C.V., assigned upon the same terms and conditions to Grupo Mexico S.A.B. de C.V. in February 2004 (Filed as Exhibit 10.10 to the Company's 2002 Annual Report on Form 10-K and incorporated herein by reference)
10.5	Agreement and Plan of Merger, dated as of October 21, 2004, by and among Southern Copper Corporation, SCC Merger Sub, Inc., Americas Sales Company, Inc., Americas Mining Corporation and Minera Mexico S.A. de C.V., (Filed as an exhibit to Form 8-K filed on October 22, 2004 and incorporated herein by reference)
12.1	Computation of financial ratios (furnished herewith)
14.0	Code of Business Conduct and Ethics adopted by the Board of Directors on May 8, 2003 and amended on October 21, 2004 (Filed as Exhibit 14 to the Company's Current Report on Form 8-K dated October 22, 2004 and incorporated herein by reference)
21.1	Subsidiaries of the Company (furnished herewith)
23.1	Consent of Registered Public Accounting Firm (Galaz, Yamazaki, Ruiz Urquiza, S.C. - Member of Deloitte Touche Tohmatsu) (furnished herewith)
23.2	Consent of Registered Public Accounting Firm (PricewaterhouseCoopers S.C.) (furnished herewith)
31.1	Certification required by Section 302 of the Sarbanes-Oxley Act of 2002 ((furnished herewith)
31.2	Certification required by Section 302 of the Sarbanes-Oxley Act of 2002 (furnished herewith)
32.1	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8238 (furnished herewith)
32.2	Certification required by Section 906 of the Sarbanes-Oxley Act of 2002. This document is being furnished in accordance with SEC Release No. 33-8238 (furnished herewith)
101.INS	XBRL Instance Document (submitted electronically with this report)
101.SCH	XBRL Taxonomy Extension Schema Document (submitted electronically with this report)
101.CAL	XBRL Taxonomy Calculation Linkbase Document (submitted electronically with this report)
101.DEF	XBRL Taxonomy Definition Linkbase Document (submitted electronically with this report)
101.LAB	XBRL Taxonomy Label Linkbase Document (submitted electronically with this report)
101.PRE	XBRL Taxonomy Presentation Linkbase Document (submitted electronically with this report)

Exhibit 12.1

SOUTHERN COPPER CORPORATION
COMPUTATION OF FINANCIAL RATIOS
(In millions except ratios)

EARNINGS TO FIXED CHARGES	2009	2008	2007	2006	2005
Earnings before tax, and cumulative effect of change in accounting principle	$ 1,404.4	$ 2,093.8	$ 3,411.9	$ 3,006.0	$ 2,002.4
Fixed charges					
Interest expense	99.8	106.3	123.2	113.4	108.9
(Gain) loss on debt prepayment	—	—	16.6	1.1	10.6
Total fixed charges	99.8	106.3	139.8	114.5	119.5
Earning plus fixed charges	$ 1,504.2	$ 2,199.7	$ 3,551.7	$ 3,120.5	$ 2,121.9
Earnings to fixed charges	**15.1**	**20.7**	**25.4**	**27.2**	**17.8**

	2009	2008	2007	2006	2005
Total debt	$ 1,280.3	$ 1,290.0	$ 1,449.8	$ 1,528.1	$ 1,172.1
Cash and cash equivalent balance	(772.3)	(716.7)	(1,409.3)	(1,022.8)	(876.0)
Net debt	508.0	573.3	40.5	505.3	296.1
Total capitalization					
Net debt	508.0	573.3	40.5	505.3	296.1
Stockholders' equity	3,875.6	3,381.3	3,848.1	3,666.6	3,326.1
Total capitalization	$ 4,383.6	$ 3,954.6	$ 3,888.6	$ 4,171.9	$ 3,622.2
Net debt/total capitalization (*)	**11.6%**	**14.5%**	**1.0%**	**12.1%**	**8.2%**

(*) Represents net debt divided by total capitalization

Exhibit 21.1

SOUTHERN COPPER CORPORATION
Subsidiaries
(More than 50% ownership)

Name of Company		Percentage of voting Securities owned or other bases of control
PARENT:	Americas Mining Corporation (Delaware)	
Registrant:	Southern Copper Corporation (Delaware)	
	Compañia Minera Los Tolmos S.A. (Peru)	97.31
	Southern Peru Limited	100.00
	Americas Sales Company, Inc.	100.00
	Minera Mexico S.A. de C.V.	99.95
	SDG Mexico Apoyo Administrativo, S.A. de C.V.	100.00
	Industrial Minera Mexico S.A. de C.V.	99.99
	Mexicana de Cananea, S.A. de C.V.	99.99
	Mexicana de Cobre, S.A. de C.V.	99.98
	Mexicana del Arco, S.A. de C.V.	100.00
	Mexico Compañia Inmobiliaria, S.A.	100.00
	Minerales Metálicos del Norte, S.A.	100.00
	Minera Mexico Internacional, Incorporated	100.00
	Servicios de Apoyo Administrativo, S.A. de C.V.	100.00
	Western Copper Supplies	100.00

Not included in this listing are subsidiaries, which in the aggregate would not constitute a significant subsidiary.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-150982 on Form S-8 of our reports dated February 25, 2010 relating to (1) the 2009 financial statements of Southern Copper Corporation, (2) the 2009 financial statement schedules of Southern Copper Corporation, and (3) the effectiveness of Southern Copper Corporation's internal control over financial reporting as of December 31, 2009, appearing in this Annual Report on Form 10-K of Southern Copper Corporation for the year ended December 31, 2009.

Galaz, Yamazaki, Ruiz Urquiza, S.C.
Member firm of Deloitte Touche Tohmatsu

C.P.C. Arturo Vargas Arellano
Mexico City, Mexico
February 25, 2010

Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-150982) dated May 16, 2008 of Southern Copper Corporation of our report dated March 2, 2009 relating to the financial statements, and financial statements schedules, which appears in this Form 10-K.

PricewaterhouseCoopers S.C.
Mexico, D.F.

February 26, 2010

Exhibit 31.1

CERTIFICATION PURSUANT TO
Section 302 of the Sarbanes-Oxley Act of 2002

I, Oscar Gonzalez Rocha certify that:

1. I have reviewed this report on Form 10-K of Southern Copper Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15-d-15(f))for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 25, 2010

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION PURSUANT TO
Section 302 of the Sarbanes-Oxley Act of 2002

I, Genaro Guerrero, certify that:

1. I have reviewed this report on Form 10-K of Southern Copper Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

February 25, 2010

/s/ Genaro Guerrero

Genaro Guerrero
Vice President, Finance and Chief Financial Officer

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Southern Copper Corporation (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Oscar Gonzalez Rocha, President and Chief Executive Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Oscar Gonzalez Rocha
Oscar Gonzalez Rocha
President and Chief Executive Officer

February 25, 2010

A signed original of this written statement required by section 906 has been provided to Southern Copper Corporation and will be retained by Southern Copper Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Southern Copper Corporation (the "Company") on Form 10-K for the period ending December 31, 2009 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Genaro Guerrero, Vice President, Finance and Chief Financial Officer of the Company, certify pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Genaro Guerrero
Genaro Guerrero
Vice President, Finance and Chief Financial Officer

February 25, 2010

A signed original of this written statement required by section 906 has been provided to Southern Copper Corporation and will be retained by Southern Copper Corporation and furnished to the Securities and Exchange Commission or its staff upon request.